

Investor Presentation

Darden Restaurants, Inc.

March 31, 2014

TABLE OF CONTENTS

I.   **Executive summary**

II.   **Serious concerns about the Red Lobster Separation**

            A. Operational concerns

            B. Timing concerns

            C. Valuation concerns

            D. Real estate concerns

            E. Investment community's reaction

III.   **Management's arguments for separating Red Lobster are incomplete and misleading**

IV.   **Management and the Board have a poor track record**

            A. Poor operating performance

            B. Poor capital allocation

            C. History of questionable governance practices

V.   **Starboard and its advisors will present a comprehensive value creation plan**

VI.   **Conclusion**

STARBOARD VALUE®

I. Executive summary

Overview of Starboard Value LP

- Starboard Value LP is a deep value oriented investment firm that specializes in investing in underperforming companies and analyzing alternative strategies to unlock value for the benefit of all shareholders.
  - Our approach to investment research begins with a deep fundamental understanding of a company's businesses, end markets, and competitive positioning.
  - We compile information from a variety of publicly available sources, including our own primary research, as well as interviews with industry executives, consultants, customers, partners, competitors, and other investors.
  - We evaluate each company with an open mind and welcome constructive discussions with management regarding corporate strategy and their vision for the future.
- Starboard has been making active investments in public companies for over twelve years.
  - We generate returns through an increase in shareholder value at our portfolio companies.
  - Our interests are therefore directly aligned with those of all shareholders.
- Over the past twelve years, Starboard has added or replaced approximately 115 corporate directors on approximately 40 corporate boards.(1)
  - We understand the requirements of public board service and how to be effective in the boardroom while remaining professional and constructive.
- Although it is difficult to quantify the direct impact of change in board composition on stock price performance, in our experience it has had a material positive impact. According to 13D Monitor, a leading independent research provider on shareholder activism:
  - *"Starboard's average return on a 13D filing is 28.9% (versus an average of 8.8% for the S&P500 during the same time periods). However, when they have received a board seat, their average 13D return has been 34.3% versus 13.1% for the S&P500."* (2)

(1) Includes investments that Starboard's investment team managed while at Starboard's predecessor, Ramius Value and Opportunity Master Fund, Ltd.
(2) Statistics from 13D Monitor as of March 21, 2014. Past performance is not indicative of future results and no representation is being made herein that any investment will or is likely to achieve returns in line with historical data.

STARBOARD VALUE®

Please see our accompanying presentation: A Primer on Darden's Real Estate

We have serious concerns about the Red Lobster Separation and shareholders have the right to be heard

We believe management is attempting to force through a poorly conceived and potentially value destructive separation of Red Lobster despite the objections of certain significant shareholders.

- On December 19, 2013 Darden Restaurants, Inc. ("Darden" or the "Company") announced that it would separate its Red Lobster business and it expects to accomplish this through a spin-off into a new public company (the "Red Lobster Separation").

- We believe this decision is a <u>hurried, reactive</u> attempt by management and the Board of Directors of Darden ("the Board"), in the face of shareholder pressure, to conveniently <u>cast off the weight</u> of the struggling Red Lobster business, rather than address the Company's serious operational issues head-on.

  – It appears that the Red Lobster Separation was designed to benefit management, not shareholders.

  – Management is targeting completion of the Red Lobster Separation prior to the 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting").

- We believe that not only is the decision to separate Red Lobster at this time a <u>mistake</u>, but that it is <u>irreversible</u> and could lead to <u>substantial destruction of shareholder value</u>.

The Red Lobster Separation may result in a permanent destruction of shareholder value.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

We have serious concerns about the Red Lobster Separation and shareholders have the right to be heard (cont'd)

Shareholders should not trust management and the Board to rush this critical decision.

- We believe Darden has historically shown a blatant disregard for shareholder concerns, a propensity to silence critics, and is similarly now trying to avoid shareholder concerns and input when it comes to the Red Lobster Separation.

- Calling a Special Meeting will allow shareholders to demonstrate to management and the Board that they believe rushing this Red Lobster Separation is a mistake and could potentially destroy significant value.

- We will present a highly detailed and comprehensive plan to create value for shareholders through operational improvements and a separation of Darden into the most logical subsets of assets and restaurant concepts, but this value could be impaired if Red Lobster is spun off prematurely.

Given their poor track record, management and the Board should not be trusted to rush this critical and irreversible decision.

Please read this presentation as well as our accompanying presentation titled *A Primer on Darden's Real Estate*.

Please Consent to the calling of the Special Meeting on Starboard's <u>White Request Card</u> as soon as possible.

STARBOARD VALUE®

Management appears to be rushing to separate Red Lobster prior to the 2014 Annual Meeting

Management has proposed what we believe to be an ill-advised plan and appears to be rushing to complete a Red Lobster transaction before the 2014 Annual Meeting.

- Management appears to be targeting completion of the Red Lobster Separation prior to the 2014 Annual Meeting (expected for September, but based on the Company's recent Bylaw amendments they now may push it back to October or later).

- We are concerned that one reason Darden may be hurrying to complete the Red Lobster Separation prior to the 2014 Annual Meeting is to limit shareholders' ability to influence this critical transaction through the election of an alternate slate of directors.

- The Board recently instituted Bylaw changes designed to allow it to unilaterally delay the 2014 Annual Meeting.

  – It appears the Board is going to great lengths to ensure that shareholders DO NOT have a say in the Red Lobster Separation.

If management and the Board are left unchecked, shareholders will not have an opportunity to have their voices formally heard on the Red Lobster Separation.

STARBOARD VALUE®

We have serious concerns about the proposed Red Lobster Separation

Management's plan to spin off Red Lobster is the <u>wrong spin-off</u>, at the <u>wrong time</u>, for the <u>wrong reasons</u>.

- We, as shareholders, have serious concerns about Darden's proposed plan to separate Red Lobster and believe it could be both sub-optimal and value destructive.

- <u>Operational concerns</u>
  - Traffic, same-store-sales trends, and margins are the worst in years.
  - Management's announced initiatives to turn around Red Lobster are unimpressive and vague. Further, Red Lobster does not need to be a standalone company to effect change.

- <u>Timing concerns</u>
  - After decades running the brand, the Company is now attempting to rush through a separation during its worst period of performance.

- <u>Valuation concerns</u>
  - Based on Red Lobster's poor performance, we believe it will trade at a substantial discount to peers.
  - If Darden's multiple post-separation does not expand following a spin-off, we believe more than $800 million of shareholder value could be lost.

- <u>Real estate concerns</u>
  - By separating Red Lobster with its real estate, approximately $850 million of value could be destroyed, as shown on slide 52.

We have serious concerns as to management's true motives behind the Red Lobster separation and we <u>question whether their interests are aligned with shareholders.</u>

A Red Lobster Separation is <u>irreversible</u> and value could be <u>permanently</u> impaired – a shareholder discussion must occur <u>before</u> any sale or spin-off of Red Lobster.

STARBOARD VALUE®

Operational concerns: Red Lobster's profitability has declined substantially

Over the past 5 years, Red Lobster's EBITDA margins have declined from 11.9% to 9.3% due to same-store-sales declines and significant increases in operating expenses.

Historical Operating Results							
($ in millions)						**12-months ended**	**FY 2014**
Fiscal Year	**2009**	**2010**	**2011**	**2012**	**2013**	**11/24/2013**	**to date**
Sales	$2,625	$2,487	$2,520	$2,670	$2,625	$2,563	
Same-store-sales	*(2.2%)*	*(4.3%)*	*0.1%*	*4.9%*	*(2.2%)*	*(3.3%)*	*(6.2%)*
EBIT	$219	$201	$226	$204	$169	$116	
Margin	*8.4%*	*8.1%*	*8.9%*	*7.6%*	*6.4%*	*4.5%*	
EBITDA	$312	$296	$324	$311	$285	$238	
Margin	*11.9%*	*11.9%*	*12.8%*	*11.7%*	*10.9%*	*9.3%*	
SG&A	$258	$261	$280	$282	$296	$299	
% of sales	*9.8%*	*10.5%*	*11.1%*	*10.5%*	*11.3%*	*11.7%*	
Advertising	NA	NA	$135	$142	$168	NA	
% of sales	*NA*	*NA*	*5.3%*	*5.3%*	*6.4%*	*NA*	
Capex	$122	$97	$150	$177	$171	$185	

Why has <u>SG&A increased by $41 million</u> when <u>revenue has decreased by $62 million</u>?

Source: Company filings and Wall Street research.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Timing concerns: We seriously question why management appears to be in such a rush to separate Red Lobster

Given Red Lobster's significant underperformance and temporary commodity price headwinds, we question why management appears to be rushing a separation.

- **Same-store-sales growth has declined from 5.9% in 3Q12 to (8.8%) in 3Q14.**



- **Traffic growth has declined from 1.2% in 3Q12 to (14.1%) in 3Q14.**



- **EBITDA margins have declined from 11.7% in 2012 to 9.3% 12-months ended 11/24/2013.**



Red Lobster's key operating metrics continue to get worse

This trend will create difficulties for standalone Red Lobster ("New Red Lobster") management, who will need to turn around the brand in the public spotlight

After owning Red Lobster for decades, why is now the right time to rush through a separation, especially in light of objections from some of the Company's largest shareholders?

Source: Company filings and Wall Street equity research.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Valuation concerns: New Red Lobster is likely to trade at a substantial discount to casual dining peers

We believe, and sell-side analysts appear to agree, that a standalone Red Lobster would have trouble attracting an investor base.

- Red Lobster, as a standalone public Company, given its lack of unit growth, declining same-store-sales, declining margins, and commodity price headwinds, is likely to trade at a substantial discount to casual dining peers.

> "We find it difficult to believe many long only investors would have any interest in a standalone RL and believe it would likely trade at the lowest EBITDA multiple within the restaurant universe **(less than 7x)**."
>
> *– UBS, March 3, 2014*

> "Our assumption is that RL will assume half of the debt for DRI, which is roughly $1.25B. Applying a **6x EV/EBITDA** multiple would give us an EV slightly less than $2B, which is $5 per share for RL."
>
> *– Buckingham, March 21, 2014*

New Red Lobster's valuation will be hindered by its poor performance.

It may trade at one of the lowest, if not THE lowest, multiples in the casual dining industry.

STARBOARD VALUE®

Valuation concerns: New Red Lobster is likely to trade at a substantial discount to casual dining peers (cont'd)

Should New Red Lobster trade substantially below Darden's current multiple, Darden post separation ("New Darden") would need to trade at a significantly higher multiple than where it currently trades just to get the combined stock prices back to Darden's current price.

- Darden currently trades at approximately 9.5x LTM EBITDA; it is likely Red Lobster, as a standalone public company, will trade at a substantial discount to where Darden and the rest of its casual dining peers trade.
- For example, if New Red Lobster traded at 6.5x EBITDA, New Darden would need to trade at approximately 10.4x EBITDA just for shareholders to break even.

($ in millions)

Potential Value Destruction in a Red Lobster Spin-off		
Darden	Low	High
LTM EBITDA[1]	$987	$987
Enterprise Value	$9,317	$9,317
EV / EBITDA	*9.44x*	*9.44x*
New Red Lobster		
LTM EBITDA[1]	$238	$238
EV / EBITDA	*7.0x*	*6.0x*
Enterprise Value	$1,665	$1,427
New Darden		
LTM EBITDA	$749	$749
New Darden Enterprise Value ex. New Red Lobster	$7,652	$7,890
Break-even EV / EBITDA for New Darden	***10.2x***	***10.5x***
Value Destruction if New Darden Multiple Does Not Expand	**$581**	**$819**

Source: Bloomberg, CapitalIQ, Company filings

(1) LTM as of Q2 FY14, since that is the latest reported period for New Red Lobster

If New Darden's multiple does not expand following a spin-off, we believe more than $800 million in shareholder value could be lost.

Even if New Darden's multiple expands compared to current Darden, it will not outweigh the value destroyed through trapping the Red Lobster real estate.

Source: Bloomberg, Capital IQ, and Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: A Primer on Darden's Real Estate

Real estate concerns: We believe Darden's real estate is highly valuable

We believe that Darden's real estate is highly valuable, and that the Red Lobster Separation, as conceived by management, could permanently impair that value.

- Our extensive research has indicated that:

  1. Darden's real estate is worth approximately $4 billion, and possibly far more.

  2. Separating the real estate could create an additional $1-2 billion of shareholder value.

  3. A real estate separation can be structured with minimal debt breakage costs and management's comments regarding debt breakage costs are highly misleading (See *A Primer on Darden's Real Estate*, Section V).

  4. In a real estate separation, Darden shareholders can maintain their current dividend on a combined basis, while the combined companies will have lower payout ratios (See *A Primer on Darden's Real Estate*, Section VI).

  5. Both Darden as an operating company and a Darden REIT can maintain investment grade ratings, if desired (See *A Primer on Darden's Real Estate*, Section VI).

- A substantial portion of Darden's real estate value comes from Red Lobster's owned real estate.

- There are multiple potential solutions and strong transaction precedents where similarly situated companies have been able to realize substantial value for shareholders by separating their real estate from their operating assets in a tax-efficient manner.

- In our accompanying presentation titled *A Primer on Darden's Real Estate,* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate, we outline a number of highly attractive alternatives that we believe can create significant value for shareholders.

- To supplement our own research, we have retained Green Street Advisors ("Green Street"), the leading independent research firm specializing in real estate and REITs.

We believe that Darden's total owned real estate is conservatively worth approximately $4 billion, and possibly far more, and that separating the real estate could create $1-2 billion in additional shareholder value.

This opportunity could be impaired by the proposed Red Lobster Separation.

STARBOARD VALUE®

13

Real estate concerns: Separating Red Lobster could impair Darden's real estate value

Separating Red Lobster with its real estate could destroy significant shareholder value.

- If Red Lobster were separated and traded at 6.5x EBITDA (in-line with analyst projections), this would imply that the market is valuing the rental portion of Red Lobster's income at approximately *one-third* of what that same income could be worth to a real estate owner that trades at the peer average multiple of approximately 18x EBITDA. Even when applying a substantial discount to peer multiples, Red Lobster's real estate is worth substantially more outside of New Red Lobster.

Potential Real Estate Value Trapped in New Red Lobster		
($ in millions)	**Real Estate in OpCo**	**Real Estate Separation**
Owned Stores	456	0
Ground Leased Stores	184	0
Leased Stores	39	679
Total	679	679
Current Rent Expense	$35	$35
Plus: Estimated Rent on Owned Real Estate [1]	--	$106
Pro Forma Rent Expense	$35	$140
New Red Lobster EBITDA (LTM)	$238	$132
Illustrative New Red Lobster multiple	*6.5x*	*6.5x*
New Red Lobster Value	**$1,546**	**$858**
Rent Paid to REIT or Buyer of DRI's Real Estate	$0	$106
Illustrative REIT multiple [2]	*14.6x*	*14.6x*
Red Lobster Real Estate Value	**$0**	**$1,544**
Total Value of Red Lobster's Business and Assets	**$1,546**	**$2,403**
Trapped Valued if Real Estate Is Kept with New Red Lobster		**$856**

$856 million in potential trapped value

Source: Company filings, Green Street and Starboard Value estimates

(1) Based on store-by-store rent estimates derived by Green Street and discussed in accompanying real estate presentation

(2) Midpoint of the multiple range used in our accompanying presentation *A Primer on Darden's Real Estate*, which represents a discount of approximately 20% to the triple-net REIT peer group average

If New Red Lobster were to trade at 6-7x EBITDA, as projected by many sell-side analysts, then approximately $850 million of real estate value could be trapped.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

A Special Meeting is absolutely necessary to protect shareholder interests

At the Special Meeting, we will seek shareholder approval for the following non-binding proposal:

to approve a non-binding resolution urging the Board not to approve any agreement or proposed transaction involving a separation or spin-off of the Company's Red Lobster business prior to the 2014 Annual Meeting unless such agreement or transaction would require shareholder approval.

- Why is the Special Meeting necessary?

  1. A Red Lobster transaction is **irreversible.**

  2. **Value could be destroyed** or a sub-optimal outcome could result through the Red Lobster Separation.

  3. The Red Lobster Separation is being **rushed** at what may be **the worst possible time.**

  4. **Shareholders and analysts clearly have concerns.**

  5. Management's **interests may be misaligned** with those of shareholders.

  6. Management's and the Board's **poor track record** have not given shareholders reason to trust their decision making.

  7. Darden's **corporate governance is unacceptable** and recent Bylaw amendments have made things even worse.

  8. Management has an **alarming record of strong-arm investor relations tactics**.

  9. There are **better alternatives** to create value.

  10. A Special Meeting will provide shareholders with a forum to express a clear opinion, which the Board should honor.

Please Consent to the calling of the Special Meeting on Starboard's <u>White Request Card</u> as soon as possible.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

The Special Meeting is an opportunity to send a loud and clear message to the Board

The Special Meeting will be an opportunity to send a loud and clear message to the Board that shareholders deserve a say on this vital decision.

- <u>If we are successful in calling a Special Meeting, the Board should not proceed with the Red Lobster Separation prior to the Special Meeting.</u>

- Further, if shareholders support our resolution at the Special Meeting, we are hopeful that the Board will not proceed with the Red Lobster Separation prior to the 2014 Annual Meeting without shareholder approval.

  - It is important to understand that Darden's entire Board is up for election just a few months after the expected date of the Special Meeting, if called.

- We do not believe that the Board would sanction what we would view as an egregious violation of good corporate governance, like proceeding with the Red Lobster Separation in direct opposition to a clear shareholder directive, especially just months before a potential election contest.

The Special Meeting will provide an alternative forum for shareholders to show the Board that <u>Darden's shareholders will not stand to be silenced on this critical issue.</u>

STARBOARD VALUE®

Management and the Board have not earned the right to rush this critical and irreversible decision

Management and the Board have a record of poor shareholder returns.

Darden's stock price has materially underperformed both the broader equity markets, its Proxy Peer Group and its closest direct competitors over the last 1-, 3-, and 5-year measurement periods.

Summary Returns

	Share Price Performance [1]		
	1 Year	3 Year	5 Year
S&P 500 Index	20%	52%	171%
RUSSELL 3000 Restaurants Industry	18%	68%	212%
Proxy Group [2]	29%	93%	412%
Closest Direct Peers [3]	34%	80%	400%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**

Five-Year Stock Price Chart



Three-Year Stock Price Chart



One-Year Stock Price Chart



Source: Capital IQ.
Note: For each time period, excludes companies not publicly traded throughout that entire period.
(1) As of March 14, 2014, adjusted for dividends.
(2) Proxy Group consists of companies used in the Company's proxy statement to set executive compensation.
(3) Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Management and the Board have not earned the right to rush this critical and irreversible decision (cont'd)

Management and the Board have a record of weak historical operating performance.

Same-store-sales (SSS) and traffic at both of Darden's largest brands have deteriorated significantly.












Profitability will suffer if traffic continues to decline – raising prices will not offset weak traffic

Source: Company filings, Wall Street equity research, and Knapp-Track.

STARBOARD VALUE®

18

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Management and the Board have not earned the right to rush this critical and irreversible decision (cont'd)

Adjusting for real estate ownership, Darden's margins are significantly below peers, despite the fact that it has an enormous scale advantage and is led by Olive Garden, which should be an extremely profitable concept given its high AUVs and pasta focus.

- We believe fully-leased EBITDA is the best metric by which to judge Darden's <u>operating performance</u>, as opposed to the earnings generated through site selection and capital investment in real estate.

    – To calculate fully-leased EBITDA, we adjusted Darden and each of its peers' EBITDA assuming that they pay full market rent on every location that is owned or ground leased.

- DRI's low fully-leased EBITDA margins reflect a bloated cost structure and poor operating performance.



Estimated LTM EBITDA margins on a fully-leased basis   *($ in millions)*

Despite high AUVs and industry leading revenue, Darden's operating performance is significantly worse than peers

Median: 10.3%

	BWLD*(1)	DFRG(2)	CAKE*	EAT	TXRH*	BBRG	RRGB*	BLMN	DRI	RT	**Median**
Margin	14.9%	14.8%	12.7%	12.4%	10.3%	10.3%	9.9%	8.6%	7.4%	(0.7%)	
2013 AUVs:	$2.8	$7.3	$10.4	$3.2	$4.2	$4.1	$2.8	$3.2	**$4.1**	$1.7	**$3.2**
LTM Revenue:	$1,267	$272	$1,878	$2,861	$1,423	$411	$1,107	$4,129	**$8,740**	$1,189	**$1,267**

Source: Company filings, Capital IQ, company presentations and Green Street Advisors.
Note: Assumes $27.10/rent per square foot for owned properties and $10.65/rent per square foot for ground leased properties.
If adjusted for franchised stores, assuming a 40% margin on franchised revenue, the median EBITDA margin equals 10.3% and the average equals 9.9%.
* Denotes at leased 20% franchised properties.
(1) BWLD leases the land and building for all sites or utilizes ground leases, but does not specify the number of ground leases: no adjustment has been made.
(2) Assumes $65.00/rent per sq. for single owned property.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Management and the Board have not earned the right to rush this critical and irreversible decision (cont'd)

- Since Mr. Otis became CEO in 2004, Darden has spent $6.1 billion – or $46.50 per current Darden share – on capital expenditures and acquisitions to fund revenue and EPS growth.

Darden's historical capex spend and acquisitions *($ in millions)*



$6.1 billion spent since 2005
$2,000
$1,500
$1,000
$500
$0
2005: $210 (Capex $210)
2006: $274 (Capex $274)
2007: $1,751 (Capex $345, Acquisitions $1,405)
2008: $429 (Capex $429)
2009: $535 (Capex $535)
2010: $432 (Capex $432)
2011: $607 (Capex $548, Acquisitions $59)
2012: $1,225 (Capex $640, Acquisitions $585)
2013: $686 (Capex $686)
Capex
Acquisitions

- Darden continued to increase growth spending year after year to increase revenue and EPS, even though returns on capital were declining dramatically.

Darden's historical return on capital *($ in millions)*



2005-2013: Capex increased ~225% and ROC decreased by ~45%
25%
20%
15%
10%
5%
0%
2005: 16.2%
2006: 18.0%
2007: 19.3%
2008: 14.8%
2009: 11.7%
2010: 11.4%
2011: 12.9%
2012: 12.1%
2013: 9.2%
Capex: $210 $274 $345 $429 $535 $432 $548 $640 $686

Source: Company filings and Capital IQ.

STARBOARD VALUE

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Management and the Board have not earned the right to rush this critical and irreversible decision (cont'd)

The current management team and Board have a long tenure of underperformance.

Management and Board

Name	Role	# of years at Darden	Stock price performance vs. proxy peer group since start date[1]
Clarence Otis Jr.	Chairman and Chief Executive Officer	19	(543%)[2]
C. Bradford Richmond	SVP, Chief Financial Officer	32	(543%)[2]
Michael W. Barnes	Director	2	(55%)
Christopher J. (CJ) Fraleigh	Director	6	(172%)
David H. Hughes	Director	13	(144%)
William M. Lewis Jr.	Director	9	(58%)
Maria A. Sastre	Director	16	28%[3]
Dr. Leonard L. Berry	Director	13	(136%)
Victoria D. Harker	Director	5	(52%)
Charles A. Ledsinger Jr.	Lead Independent Director	9	(58%)
Senator Connie Mack III	Director	13	(46%)
Michael D. Rose	Director	19	(543%)[2]
William S. Simon	Director	2	(55%)

Source: Capital IQ.
Note: For each time period, excludes companies not publicly traded throughout that entire period.
(1) As of March 14, 2014, adjusted for dividends. Proxy peer group consists of companies used in the Company's proxy statement to set executive compensation. Assumes start date at Darden, which can include multiple roles.
(2) Assumed start date of May 9, 1995, the day Darden spun off from General Mills. Darden underperformed its proxy peer group by 62% since Mr. Otis became CEO in December of 2004 and underperformed by 105% since Mr. Richmond became CFO in December of 2006.
(3) Unclear as to the exact date Maria Sastre became a board member. Assumed the date of the 1998 Annual Meeting of Stockholders as start date.

STARBOARD VALUE®

Please see our accompanying presentation: A Primer on Darden's Real Estate

The current management team and Board have a long history of disregarding shareholders' interests

Darden maintains shareholder-unfriendly corporate governance provisions:

- Action by written consent strictly prohibited.

- Darden requires at least 50% of the voting power for shareholders to call a special meeting, the highest threshold permitted under Florida law. The default Florida provision requires only 10%.

- Directors may be removed only for cause and then only by the vote of 66 2/3% of the votes entitled to be cast in the election of directors generally.

- Vacancies on the Board may only be filled by the Board.

- The number of directors is set exclusively by the Board.

- Supermajority vote requirement (66 2/3%) to amend certain Charter provisions.

- Poison pill currently in place with an "acquiring person" threshold of 15% of the outstanding common stock of Darden.

ISS has given Darden a governance Quickscore of 10, indicating the _HIGHEST POSSIBLE GOVERNANCE RISK_

- The roles of Chairman and CEO have not been separated.

- 45.45% of the non-executive directors on the Board have lengthy tenure.

- The Company does not have a majority vote standard in the election of directors.

Glass Lewis has given Darden a grade of "D" in executive compensation

- In its 2013 Proxy Paper, Glass Lewis notes:

  – _"The Company has been deficient in linking executive pay to corporate performance…[and] Shareholders should be concerned with this disconnect"_

STARBOARD VALUE®

Please see our accompanying presentation: _A Primer on Darden's Real Estate_

The current management team and Board have a long history of disregarding shareholders' interests (cont'd)

Despite significant criticism from leading proxy advisory firms and shareholders regarding Darden's poor governance practices, the Company has actually taken steps to further disenfranchise shareholders.

Darden's new Bylaw amendments serve to exacerbate Darden's already alarming corporate governance concerns:

- Gives Board broad discretion to unilaterally delay the Annual Meeting beyond October.

- More stringent nomination notice and business proposal requirements.

- Sets Orange County, FL as exclusive forum for shareholders to bring derivative suits and other claims.

- Removes ability of shareholders to fill existing vacancies at next Annual or Special Meeting.

Rather than look out for the best interests of shareholders, it appears that Darden's Board has taken steps to further entrench themselves.

Darden's recent Bylaw amendments underscore the Company's blatant disregard for shareholder interests.

Darden has shown a blatant disregard for shareholder concerns and a propensity to silence critics

We are troubled by the Company's continued attempts to avoid open discussion on the most important and difficult issues facing the Company.

- We believe Darden has avoided addressing shareholder concerns to-date regarding the Red Lobster Separation.

<u>Recent tactics:</u>

- On March 3rd, during Darden's call to explain the Company's rationale for the Red Lobster spin, management took questions from just four analysts and declined to provide details on several important questions.
- Darden canceled its analyst and investor meeting, scheduled for March 28, 2014, only to hold a private lunch for sell-side research analysts.
- On March 21, 2014, management shortened the Q3 2014 earnings call to 45 minutes and shut out critical analysts from asking questions.


Howard Penney @HedgeyeHWP · Mar 21
$DRI management shuts me out of another earnings call.. Running out of time is not an excuse. @jannarone article on #CNBC was $$$
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Since it appears the Company has little interest in letting shareholders have their say regarding the Red Lobster Separation, the Special Meeting will provide an alternative forum for shareholders to show the Board that Darden's shareholders will not stand to be silenced on this critical issue.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Darden is in need of substantial change

- According to a recent poll conducted by sell-side research firm Hedgeye Risk Management, **84% of respondents said that they did not believe that management's plan to spin-off Red Lobster would create value.**
- In a separate survey, Bernstein Research found that, **"Nearly all survey respondents (78%) evinced dissatisfaction with management; most (69%) would support an activist slate of BOD nominees including 80% of current shareholders."**
- Given the doubts that shareholders seem to have about the Red Lobster Separation and what appears to be a broad-based lack of trust and confidence due to management's past decisions and performance, **it is highly disturbing to see management and the Board attempt to force through this highly questionable and <u>irreversible</u> plan <u>without a shareholder vote</u> and <u>prior to the 2014 Annual Meeting</u>.**



Do you believe that management's plan to spin-off Red Lobster will create value?
RED LOBSTER
FRESH FISH • LIVE LOBSTER
RESULTS
84.17% VOTED NO
84.17% NO 117 VOTES
15.83% YES 22 VOTES

It is critical that shareholders be given an opportunity to formally express their views on the proposed separation before it is too late.

Please Consent to the calling of the Special Meeting on Starboard's <u>White Request Card</u> as soon as possible.



Source: Hedgeye Risk Management and Bernstein Research.

STARBOARD VALUE®
25
Please see our accompanying presentation: *A Primer on Darden's Real Estate*

II. **Serious concerns about the Red Lobster Separation**

STARBOARD VALUE®

We have serious concerns about the proposed Red Lobster Separation

Management's plan to spin off Red Lobster is the <u>wrong spin-off</u>, at the <u>wrong time</u>, for the <u>wrong reasons</u>.

- We, as shareholders, have serious concerns about Darden's proposed plan to separate Red Lobster and believe it could be both sub-optimal and value destructive.

- <u>Operational concerns</u>
  - Traffic, same-store-sales trends, and margins are the worst in years.
  - Management's announced initiatives to turn around Red Lobster are unimpressive and vague. Further, Red Lobster does not need to be a standalone company to effect change.

- <u>Timing concerns</u>
  - After decades running the brand, the Company is now attempting to rush through a separation during its worst period of performance.

- <u>Valuation concerns</u>
  - Based on Red Lobster's poor performance, we believe it will trade at a substantial discount to peers.
  - If New Darden's multiple does not expand following a spin-off, we believe more than $800 million of shareholder value could be lost.

- <u>Real estate concerns</u>
  - By separating Red Lobster with its real estate, approximately $850 million of value could be destroyed, as shown on slide 52.

We have serious concerns as to management's true motives behind the Red Lobster separation and we <u>question whether their interests are aligned with shareholders.</u>

A Red Lobster Separation is <u>irreversible</u> and value could be <u>permanently</u> impaired – a shareholder discussion must occur <u>before</u> any sale or spin-off of Red Lobster.

STARBOARD VALUE®

A. Operational concerns

Restaurant level operations have deteriorated

Over the past three quarters, SSS and traffic have declined by an average of 6.2% and 9.2%, respectively.

While management has attempted to offset traffic declines with higher prices, this appears to have caught up to them and has further exacerbated traffic declines.



Red Lobster same-store-sales

Average quarterly decline in FY 2014 = (6.2%)



Red Lobster traffic vs. price

Historically, price has been used to combat traffic declines, but now Red Lobster _needs_ a turnaround plan

■ Traffic growth ■ Price growth

Red Lobster is at a critical point where dramatic improvement in operations is necessary to improve traffic and SSS.

We will be proposing an operational turnaround plan before the Special Meeting.

STARBOARD VALUE®

Please see our accompanying presentation: _A Primer on Darden's Real Estate_

Red Lobster's profitability has declined substantially

Over the past 5 years, Red Lobster's EBITDA margins have declined from 11.9% to 9.3% due to same-store-sales declines and significant increases in operating expenses.

Historical Operating Results							
($ in millions)						**12-months ended**	**FY 2014**
Fiscal Year	**2009**	**2010**	**2011**	**2012**	**2013**	**11/24/2013**	**to date**
Sales	$2,625	$2,487	$2,520	$2,670	$2,625	$2,563	
Same-store-sales	*(2.2%)*	*(4.3%)*	*0.1%*	*4.9%*	*(2.2%)*	*(3.3%)*	*(6.2%)*
EBIT	$219	$201	$226	$204	$169	$116	
Margin	*8.4%*	*8.1%*	*8.9%*	*7.6%*	*6.4%*	*4.5%*	
EBITDA	$312	$296	$324	$311	$285	$238	
Margin	*11.9%*	*11.9%*	*12.8%*	*11.7%*	*10.9%*	*9.3%*	
SG&A	$258	$261	$280	$282	$296	$299	
% of sales	*9.8%*	*10.5%*	*11.1%*	*10.5%*	*11.3%*	*11.7%*	
Advertising	NA	NA	$135	$142	$168	NA	
% of sales	*NA*	*NA*	*5.3%*	*5.3%*	*6.4%*	*NA*	
Capex	$122	$97	$150	$177	$171	$185	

Why has SG&A increased by $41 million when revenue has decreased by $62 million?

Source: Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Despite higher than average AUVs and higher average ticket than peers, Red Lobster's margins are significantly lower than peers

We question the decision to spin off Red Lobster when its financial performance is among the worst in the casual dining industry.

- Due to its high AUVs and its best-in-class seafood supply chain, a well-managed Red Lobster should be highly profitable.

AUVs over time

($ in millions)



$4.0
$3.5
$3.0
$3.6 $3.5
$3.6 $3.6
$3.7 $3.7
$3.8 $3.7
$3.9 $3.7
$3.8 $3.5
$3.7 $3.4
$3.6 $3.4
$3.8 $3.5
$3.8 $3.6
$3.7 $3.6
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Red Lobster
Casual dining average (1)

Reported LTM EBITDA margin



15%
10%
5%
0%
9.3%
11.6%
Red Lobster
Casual dining peers (2)
Red Lobster's margin is below peers even with the advantage of significant real estate ownership, which enhances Red Lobster's margin

LTM SG&A margin



15%
10%
5%
0%
11.7%
7.3%
Red Lobster
Casual dining peers (2)(3)
This excessive SG&A spend is unacceptable and must be improved

Source: Company filings and Piper Jaffray research.

Note: Red Lobster LTM metrics refer to 12-months ended 11/24/2013.

(1) Includes Applebee's, Bonefish, Bravo Brio, Buffalo Wild Wings, Carrabba's, Cheesecake Factory, Chili's, Joe's Crab Shack, LongHorn Steakhouse, Olive Garden, Outback Steakhouse, Red Robin, Ruby Tuesday, and Texas Roadhouse.

(2) Includes BBRG, BLMN, BWLD, CAKE, EAT, RRGB, RT, and TXRH.

(3) Average when adjusting for marketing and advertising equals 8.8%.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

STARBOARD VALUE

When adjusting for Red Lobster's owned real estate, its EBITDA margin is significantly worse than peers

After adjusting Red Lobster and its peers to a fully-leased basis (by adding implied market rent on owned real estate), Red Lobster's EBITDA margin is <u>significantly</u> worse.

- Red Lobster has underperformed peers by <u>more than 500bps</u> on a fully-leased LTM EBITDA margin basis.



Estimated LTM EBITDA margins on a fully-leased basis *($ in millions)*

Compared to Darden's poor 7.4% LTM fully-leased EBITDA margin, Red Lobster standalone is even worse

Median: 10.3%

	BWLD *(1)	CAKE*	EAT	TXRH*	BBRG	RRGB*	BLMN	Red Lobster	RT	Median
	14.9%	12.7%	12.4%	10.3%	10.3%	9.9%	8.6%	5.0%	(0.7%)	
2013 AUVs:	$2.8	$10.3	$3.2	$4.2	$4.1	$2.8	$3.2	**$3.7**	$1.7	**$3.2**
LTM Revenue:	$1,267	$1,878	$2,861	$1,423	$411	$1,017	$4,129	**$2,563**(2)	$1,189	**$1,345**

Source: Company filings, Capital IQ, company presentations, and Green Street Advisors.
Note: Assumes $27.10/rent per square foot for owned properties and $10.65/rent per square foot for ground leased properties.
If adjusted for franchised stores, assuming a 40% margin on franchised revenue, the median EBITDA margin equals 10.2% and the average equals 9.3%.
* Denotes companies with at least 20% franchised properties as a percentage of total.
(1) BWLD leases the land and buildings for all sites or utilizes ground leases, but does not specify the number of ground leases: no adjustment has been made.
(2) 12-months ended 11/24/2013 revenue.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

The Company's announced initiatives to turn around Red Lobster are weak

The Company's "three-pronged approach and multi-year plan to drive sales and profitability" is unimpressive and vague.

From Darden's March 3rd presentation:

Three-Pronged Approach and Multi-Year Plan to Drive Sales and Profitability

- Greater focus on seafood quality, craveability and variety
  — Serve the freshest ingredients and deliver delicious tasting seafood
  — Improve product offerings to align with key consumer occasions and local preferences
- Streamlining restaurant operations to drive efficiency
- More tailored marketing and promotional strategy that leverages brand equity with core guests

---

Further, even these weak turnaround initiatives can easily be achieved within Darden. Red Lobster does not need to be a standalone company to effect change.

This plan does not specifically address how to accomplish a successful operational turnaround.

If these objectives can be met inside of Darden, why not keep Red Lobster within Darden in order to fully explore real estate options?

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

B. Timing concerns

We seriously question why management is in such a rush to separate Red Lobster

Given Red Lobster's significant underperformance and temporary commodity price headwinds, we question why management appears to be rushing a separation.

- **Same-store-sales growth has declined from 5.9% in 3Q12 to (8.8%) in 3Q14.**



- **Traffic growth has declined from 1.2% in 3Q12 to (14.1%) in 3Q14.**



- **EBITDA margins have declined from 11.7% in 2012 to 9.3% 12-months ended 11/24/2013.**



Red Lobster's key operating metrics continue to get worse

This trend will create difficulties for New Red Lobster management, who will need to turn around the brand in the public spotlight

After owning Red Lobster for decades, why is now the right time to rush through a separation, especially in light of objections from some of the Company's largest shareholders?

Source: Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

A temporary shrimp price increase has further impacted margins, but will moderate by next year

- Shrimp prices increased at an unprecedented rate in FY 2014 due to a blight that struck the shrimp population in Southeast Asia.

- Prices for white shrimp, a major input for Red Lobster, rose as much as 50% year-over-year.

- The shrimp epidemic is expected to subside by the end of 2014, at which point shrimp prices will turn from a large headwind into a tailwind.

Shrimp prices are the highest in recent history

"Shrimp inflation is expected to stay at the current high level because of production issues in Asia."

- Buckingham, March 21, 2014

"Commodity Outlook Should be Favorable in FY15 as Shrimp Pressures Ease."

- Sterne Agee, March 21, 2014



White Shrimp Cyclical Index[1]

Is the opportune time to realize maximum value for shareholders really when input costs are at an all time high due to specific and temporary reasons?

(1) Per Urner Barry's White Shrimp Index (http://www.urnerbarry.com/charts/SIWhite.htm).

STARBOARD VALUE®

Darden has chosen much of the same management team to oversee New Red Lobster

Rather than conducting a full evaluation of the best external and internal candidates to oversee an independent Red Lobster, Darden is instead looking to appoint much of the same team that has overseen the business in an apparent effort to rush through the separation.

	Current / former roles:	Role at New Red Lobster:	Tenure at Darden:
Kim Lopdrup	Current: President of SRG Former: President of Red Lobster from FY 2005 – 2011	Chief Executive Officer	9 years
Salli Setta	President of Red Lobster	President	24 years
Brad Richmond	SVP & CFO of Darden	Chief Financial and Administrative Officer	32 years

Why is the Board in such a rush to spin off Red Lobster before evaluating candidates with significant operational, turnaround, and public company CEO experience?

STARBOARD VALUE®

Rather than instituting a comprehensive turnaround plan for Red Lobster, the Company appears to be tossing it aside

Red Lobster's business has deteriorated and it is in desperate need of operational improvements and brand repositioning.

- Same-store-sales and traffic have declined substantially.

- SG&A has continued to rise despite revenue declines.

- EBITDA margins have declined substantially and remain materially below peer averages.

- If management were truly interested in realizing maximum value for Red Lobster, we would expect management to address some of Red Lobster's operational headwinds before exploring a separation.

  - Instead, Darden appears to be in a rush to separate the business as fast as possible.

Is this really a sign that Darden is looking out for the best interest of its shareholders?

While New Darden management may not have to own the Red Lobster "problem" once its separated, current Darden shareholders would still own Red Lobster in the form of New Red Lobster stock.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

We question whether compensation decisions are motivating management to rush the separation of Red Lobster

- Given Red Lobster's challenges, we seriously question the rationale for rushing to separate the business prior to making material improvements and despite the objections from some of the Company's largest shareholders.

- Management has shown similar irrational behavior with regard to past decision making when those decisions were influenced by compensation.

- Since becoming CEO in 2004, Mr. Otis' and the rest of the executive team's annual bonus award payments were largely determined by revenue growth (30%) and EPS growth (70%).[1]

- Therefore, it was advantageous for management's personal compensation to spend significant amounts of money opening new stores and acquiring businesses, to drive these metrics, even if it resulted in poor stock price performance or poor return on capital decisions.

(1) From 2007 to 2013 Darden management's annual incentive cash payments, which is pursuant to the Management and Professional Incentive Plan (MIP), were largely determined by total Darden sales growth (30%) and total Darden EPS growth (70%). Prior to 2007, this plan was largely determined by total Darden sales growth (20%), total Darden EPS growth (60%) and return on gross investment (20%).

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Historically, Darden spent significant capital to fund growth, possibly for compensation purposes, even while returns were deteriorating

- Since Mr. Otis became CEO in 2004, Darden has spent $6.1 billion – or $46.50 per current Darden share – on capital expenditures and acquisitions to fund revenue and EPS growth.



- Darden continued to increase growth spending year after year to increase revenue and EPS, even though returns on capital were declining dramatically.



- As one of the largest cash flow generating businesses inside of Darden, Red Lobster was used to finance a significant portion of this growth.

Source: Company filings and Capital IQ.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Darden's significant spending allowed management to hit bonus targets despite poor shareholder returns compared to peers

- Darden's aggressive spending on acquisitions and capital expenditures allowed the CEO to receive bonus awards that averaged approximately 91% of his bonus targets from 2007 to 2012. [5]

Percentage of Bonus Received Over Time							
Year	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**Average**
DRI CEO bonus received	74%	85%	82%	121%	113%	69%	91%



> **From 2007 to 2012, Darden's stock price underperformed its Proxy Peer Group by over 40%**

- While these decisions may have benefited CEO compensation, the reality is that total shareholder returns were substantially below peers and the overall market.

	Share Price Performance [1]			
	1 Year	**3 Year**	**5 Year**	**Since Mr. Otis Became CEO**
S&P 500 Index	20%	52%	171%	88%
RUSSELL 3000 Restaurants Industry	18%	68%	212%	236%
Proxy Group [2]	29%	93%	412%	191%
Closest Direct Peers [3]	34%	80%	400%	173%
Peers from Darden's 3/3/14 presentation [4]	26%	48%	331%	49%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**	**128%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)	41%
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)	(107%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)	(62%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**	**(45%)**
Underperformance vs. Peers from 3/3/14 presentation	(20%)	(30%)	(227%)	80%

As we will discuss later, we believe this is a flawed peer group which was cherry-picked by management.

It is still unimpressive

"The Company has been deficient in linking executive pay to corporate performance" – Glass Lewis

Source: Capital IQ.
Note: For each time period, excludes companies not publicly traded throughout that entire period.
(1) As of March 14, 2014, adjusted for dividends; assumes start of Dec. 2004 – Clarence Otis' 1st full month as CEO.
(2) Proxy Group consists of companies used in the Company's proxy statement to set executive compensation.
(3) Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG.
(4) Includes EAT, BLMN, RT, and CAKE.
(5) Based on the actual bonuses awarded to the CEO for each fiscal year as disclosed in the "Summary Compensation Table" of Darden's proxy statements, which includes performance and the target bonuses disclosed by Darden in the "Grants of Plan-Based Awards for Fiscal 2013" section of Darden's proxy statements, calculated with the current salary and annual incentive rate for the CEO at the time of approval.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Red Lobster was a key driver in management missing its 2013 compensation targets

- For 2013, Darden's board set senior management's annual bonus target to be largely based on diluted net EPS growth of 11.7% and net sales growth of 9.8%.[1]

- In 2013, Darden's total adjusted EPS actually declined 9.8% and sales grew 3.7%, both falling far short of management's targets.[1]

	Target	Actual
Adj. EPS	11.7%	(9.8%)
Sales	9.8%	3.7%

- This significant miss led to the CEO achieving a bonus award equal to only 13% of his bonus target.[2]

- Red Lobster was a key driver in management missing their 2013 bonus targets, with estimated EPS declining by 12.5% and sales declining by 1.7%.





Red Lobster's frustrating results started to affect management's compensation.

Source: Company filings.

Note: EPS calculated from Red Lobster net income as reported in Form 10.

(1) Represents diluted net EPS and net sales as adjusted by Darden as disclosed in its 2013 proxy statement.

(2) Given the magnitude of Darden's shortfall to its earnings and sales targets for the fiscal year, the CEO elected to forego his MIP bonus for fiscal year 2013.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Recent changes to Darden's compensation programs make owning Red Lobster unfavorable from management's standpoint

- Due to public shareholder pressure around management compensation and the misalignment of interests between management's prior compensation plan and shareholders' interests, Darden made, what we believe to be, a reactionary announcement on December 19, 2013 that it "intends to refine compensation and incentive programs for senior management to more directly emphasize same-restaurant-sales growth and free cash flow."

- Interestingly, that same day, Darden updated its 2014 financial outlook to an expectation of an EPS decline of between 15% and 20% "due largely to a meaningful downward adjustment in the forecast of same-restaurant sales results at Red Lobster."

- Given Red Lobster's negative same-store-sales trends, it is clearly no longer in the best interest of management from a compensation standpoint to retain Red Lobster. It is interesting that now, after decades of operating inside a conglomerate, spinning off Red Lobster and its negative same-store-sales is a rushed priority...



Red Lobster same-store-sales

Red Lobster's negative SSS would adversely weigh on management's new compensation program

1Q12	10.7%
2Q12	6.8%
3Q12	5.9%
4Q12	(3.9%)
1Q13	(2.6%)
2Q13	(2.7%)
3Q13	(6.6%)
4Q13	3.2%
1Q14	(5.2%)
2Q14	(4.5%)
3Q14	(8.8%)

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

At some point, it may be appropriate to separate Red Lobster

To be clear, we are not saying that the Company should never separate Red Lobster, or any other restaurant concept, but rather that <u>now is not the right time</u> to separate Red Lobster.

- Before rushing to separate Red Lobster, we believe a more comprehensive Company-wide plan must be crafted that includes:

  - A detailed operational turnaround plan for Darden that includes substantial cost savings and a comprehensive strategy to fix the struggling Red Lobster and Olive Garden concepts (we will provide a detailed presentation prior to the Special Meeting).

  - A portfolio approach to determine the right mix of concepts to own or separate.

  - A strategy to realize maximum value for the Company's owned real estate (see our accompanying real estate presentation titled, *A Primer on Darden's Real Estate,* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate).

  - Value creation and enhanced returns on capital through franchising.

STARBOARD VALUE®

C. Valuation concerns

New Red Lobster is likely to trade at a substantial discount to casual dining peers

We believe, and sell-side analysts appear to agree, that a standalone Red Lobster would have trouble attracting an investor base.

- Red Lobster, as a standalone public Company, given its lack of unit growth, declining same-store-sales, and commodity price headwinds, is likely to trade at a substantial discount to casual dining peers.

> "We find it difficult to believe many long only investors would have any interest in a standalone RL and believe it would likely trade at the lowest EBITDA multiple within the restaurant universe **(less than 7x)**."
>
> *– UBS, March 3, 2014*

> "Our assumption is that RL will assume half of the debt for DRI, which is roughly $1.25B. Applying a **6x EV/EBITDA** multiple would give us an EV slightly less than $2B, which is $5 per share for RL."
>
> *– Buckingham, March 21, 2014*

New Red Lobster's valuation will be hindered by its poor performance and likely trade at one of the lowest, if not THE lowest, multiple in the casual dining industry.

STARBOARD VALUE®

New Red Lobster is likely to trade at a substantial discount to casual dining peers (cont'd)

Should New Red Lobster trade substantially below Darden's current multiple, Darden post-separation would need to trade at a significantly higher multiple than where it currently trades just to get the combined stock prices back to Darden's current price.

- Darden currently trades at approximately 9.5x LTM EBITDA; it is likely Red Lobster, as a standalone public company, will trade at a substantial discount to where Darden currently trades.
- For example, if New Red Lobster traded at 6.5x EBITDA, New Darden would need to trade at approximately 10.4x EBITDA just for shareholders to break even.

($ in millions)

Potential Value Destruction in a Red Lobster Spin-off		
Darden	Low	High
LTM EBITDA[1]	$987	$987
Enterprise Value	$9,317	$9,317
EV / EBITDA	*9.44x*	*9.44x*
New Red Lobster		
LTM EBITDA[1]	$238	$238
EV / EBITDA	*7.0x*	*6.0x*
Enterprise Value	$1,665	$1,427
New Darden		
LTM EBITDA	$749	$749
New Darden Enterprise Value ex. New Red Lobster	$7,652	$7,890
Break-even EV / EBITDA for New Darden	***10.2x***	***10.5x***
Value Destruction if New Darden Multiple Does Not Expand	**$581**	**$819**

Source: Bloomberg, CapitalIQ, Company filings

(1) LTM as of Q2 FY14, since that is the latest reported period for New Red Lobster

If New Darden's multiple does not expand following a spin-off, we believe more than $800 million in shareholder value could be lost.

Even if New Darden's multiple improves compared to current Darden, it will not outweigh the value destroyed through trapping the Red Lobster real estate.

Source: Bloomberg, Capital IQ, and Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

D.   Real estate concerns

Separating Red Lobster could impair Darden's real estate value

We believe that Darden's real estate is highly valuable, and that the Red Lobster Separation, as conceived by management, could permanently impair that value.

- Our extensive research has indicated that:

  1. Darden's real estate is worth approximately $4 billion, and possibly far more.

  2. Separating the real estate could create an additional $1-2 billion of shareholder value.

  3. A real estate separation can be structured with minimal debt breakage costs and management's comments regarding debt breakage costs are highly misleading (See A Primer on Darden's Real Estate, Section V).

  4. In a real estate separation, Darden shareholders can maintain their current dividend on a combined basis, while the combined companies will have lower payout ratios (See A Primer on Darden's Real Estate, Section VI).

  5. Both Darden as an operating company and a Darden REIT can maintain investment grade ratings, if desired (See A Primer on Darden's Real Estate, Section VI).

- A substantial portion of Darden's real estate value comes from Red Lobster's owned real estate.

- There are multiple potential solutions and strong transaction precedents where similarly situated companies have been able to realize substantial value for shareholders by separating their real estate from their operating assets in a tax-efficient manner.

- In our accompanying presentation titled *A Primer on Darden's Real Estate* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate, we outline a number of highly attractive alternatives that we believe can create significant value for shareholders.

- To supplement our own research, we have retained Green Street Advisors ("Green Street"), the leading independent research firm specializing in real estate and REITs.

We believe that Darden's total owned real estate is conservatively worth approximately $4 billion, and possibly far more, and that separating the real estate could create $1-2 billion in additional shareholder value.

This opportunity could be impaired by the proposed Red Lobster Separation.

STARBOARD VALUE®

Allowing the real estate to reside within New Red Lobster is inefficient from a valuation and tax standpoint

A substantial portion of New Red Lobster's income will be attributable to its real estate ownership, rather than its operating business.

- Because Red Lobster represents a substantial portion of Darden's owned real estate assets, Red Lobster pays substantially less in rent than a typical restaurant company that leases its properties.

- Therefore, a material portion of New Red Lobster's earnings and cash flow will actually be attributable not to the operating earnings of the restaurant business, but rather to the rent that New Red Lobster does not pay (an effective rent subsidy), which is equivalent to the rental income that a REIT could earn on those properties.



($ in millions)

New Red Lobster LTM EBITDA				
Operating Business	+	Rent "Subsidy"	=	Reported EBITDA
$132		$106		$238

Volatile and more competitive = low valuation	Stable, less competitive, and potential tax advantages = high valuation	Almost half of New Red Lobster's cash flow may be due to its rent "subsidy"

Source: Green Street Advisors and Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Allowing the real estate to reside within New Red Lobster is inefficient from a valuation and tax standpoint (cont'd)

New Red Lobster is likely to trade at a substantial discount to where REITs trade.

- As discussed above, given New Red Lobster's declining same-store-sales and subpar margins, we believe it will likely trade at a substantial discount both to casual dining peers and to where Darden currently trades.

  - This discounted multiple would be applied to the consolidated earnings and cash flow of New Red Lobster, even though a material portion of those earnings and cash flow is really attributable to rental income, which should be quite stable, even if Red Lobster continues to struggle.

- On the other hand, given the positive characteristics of rental income, together with the tax efficiency available through a REIT structure, real estate businesses typically trade at substantial premiums to casual dining companies.

  - For example, triple-net-lease REITs currently trade at an LTM FFO yield of approximately 7.5% and an LTM EBITDA multiple of 18x.

	LTM	
Company	**FFO Yield**	**EV / EBITDA**
Agree Realty Corp.	7.3%	17.3x
American Realty Capital Properties, Inc.	7.7%	n.a.[1]
Chambers Street Properties	8.7%	20.3x
EPR Properties	7.9%	14.8x
Getty Realty Corp.	6.9%	15.5x
Gladstone Commercial Corp.	7.2%	14.7x
Lexington Realty Trust	7.6%	14.8x
National Retail Properties, Inc.	6.0%	18.5x
Realty Income Corporation	6.2%	19.9x
Select Income REIT	8.5%	14.5x
Spirit Realty Capital, Inc.	7.7%	22.9x
W. P. Carey Inc.	5.9%	27.2x
Mean	**7.3%**	**18.2x**
Median	**7.5%**	**17.3x**

Source: Capital IQ, Stifel, Nicolaus & Company Research

(1) Excludes ARCP LTM multiple of 98.4x, adjusted for Cole Real Estate Investments merger

Real estate income is worth substantially more to a real estate business than to a poorly valued operating business…

STARBOARD VALUE®

Allowing the real estate to reside within New Red Lobster is inefficient from a valuation and tax standpoint (cont'd)

Separating Red Lobster with its real estate could destroy significant shareholder value.

- If Red Lobster were separated and traded at 6.5x EBITDA (in-line with analyst projections), this would imply that the market is valuing the rental portion of Red Lobster's income at approximately *one-third* of what that same income could be worth to a real estate owner that trades at the peer average multiple of approximately 18x EBITDA. Even when applying a substantial discount to peer multiples, Red Lobster's real estate is worth substantially more outside of New Red Lobster.

…therefore, a rent subsidy of $106 million would be worth approximately 6.5x EBITDA inside of Red Lobster versus it being worth approximately 14.6x EBITDA (which would assume a conservative discount) to a real estate owner.

Potential Real Estate Value Trapped in New Red Lobster		
($ in millions)	Real Estate in OpCo	Real Estate Separation
Owned Stores	456	0
Ground Leased Stores	184	0
Leased Stores	39	679
Total	679	679
Current Rent Expense	$35	$35
Plus: Estimated Rent on Owned Real Estate[1]	--	$106
Pro Forma Rent Expense	$35	$140
New Red Lobster EBITDA (LTM)	$238	$132
Illustrative New Red Lobster multiple	6.5x	6.5x
New Red Lobster Value	**$1,546**	**$858**
Rent Paid to REIT or Buyer of DRI's Real Estate	$0	$106
Illustrative REIT multiple [2]	14.6x	14.6x
Red Lobster Real Estate Value	**$0**	**$1,544**
Total Value of Red Lobster's Business and Assets	**$1,546**	**$2,403**
Trapped Valued if Real Estate Is Kept with New Red Lobster		**$856**

$856 million in potential trapped value

Source: Company filings, Green Street and Starboard Value estimates

(1) Based on store-by-store rent estimates derived by Green Street and discussed in accompanying real estate presentation

(2) Midpoint of the multiple range used in our accompanying presentation *A Primer on Darden's Real Estate*, which represents a discount of approximately 20% to the triple-net REIT peer group average

If New Red Lobster were to trade at 6-7x EBITDA, as projected by many sell-side analysts, then approximately $850 million of real estate value could be trapped.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

The Red Lobster Separation could permanently impair real estate value

Not only is Red Lobster's real estate worth more to a real estate owner than it is inside of New Red Lobster, by spinning out Red Lobster before separating the real estate, that value may be permanently impaired.

- When valuing real estate, in addition to factors like location, lease agreements, and alternative uses, the credit-worthiness of the tenant is an important consideration.
  - By spinning out Red Lobster alone, the real estate within Red Lobster is likely to be less valuable than it is today inside of Darden because the credit-worthiness of Red Lobster on a stand-alone basis would be far worse than that of Darden.
  - This is especially true given management's plan to put a significant amount of debt on New Red Lobster.
- As an example, which tenant would a real estate owner value more highly:

Historical EBITDA						
($ in millions)	2009	2010	2011	2012	2013	5-year change
Red Lobster	$311.8	$296.0	$323.7	$311.2	$285.2	(8.5%)
Darden	$906.6	$939.4	$1,056.7	$1,082.7	$1,038.1	14.5%

- We have engaged in discussions with REIT analysts and potential buyers of Darden's real estate, and both strongly corroborate this view.
- Since a Red Lobster Separation is **irreversible**, if it is completed prior to a real estate separation, the real estate value could be **permanently** impaired.

We believe there are buyers interested in acquiring a package of all or a significant portion of Darden's real estate at a highly attractive valuation, and that those buyers would not be interested in purchasing real estate from New Red Lobster at a similarly attractive valuation.

Source: Capital IQ and Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

E. **Investment community's reaction**

Wall street research analysts have voiced their concern and skepticism regarding a Red Lobster separation

"<u>We find it odd management believes value can be created by separating the business into two mature companies</u>…We think one of the most interesting statements in the Darden release was the following one: 'A spin-off will also allow us to target our efforts and investments on value creation opportunities that may be material to a stand-alone Red Lobster but not to Darden overall.' Management did not elaborate on this value-creation opportunity during the conference call, but <u>we believe monetizing the real estate Red Lobster owns may be impactful for shareholders</u>."

- KeyBanc, December 20, 2013

"**Moving forward with Red Lobster sale or spin.** <u>Unless the separation helps drive a significant improvement in operating results, we don't envision this being very accretive to valuation.</u> Mgmt has previously stated standalone RL will do mid-to high single-digit EBIT growth, a target that appears aggressive."

- Oppenheimer, March 3, 2014

"On the day Darden's strategic plan was announced, the stock closed down 4% to $51. This didn't exactly strike us as a vote of confidence in management's plan to create value. Two days later, Starboard Value announced a 5.5% position in the company and the stock rallied 6%. For the most part, the stock has traded sideways since then, until rallying 3% on the news that Starboard retained former Olive Garden president Brad Blum to serve as an advisor in its battle against Darden. <u>The takeaway from stock action and, in our opinion, sentiment since 12/20/13 is the stock rallies when there is movement toward replacing management and sells off when management publicly digs their heels in.</u>"

- Hedgeye, February 24, 2014

How can the Board stubbornly move forward with this process when the market appears to have serious concerns?

Source: Wall Street equity research.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Wall street research analysts have voiced their concern and skepticism regarding a Red Lobster separation

"Darden also issued its most detailed defense of its planned spin-off (or sale) of Red Lobster. However, it remains unclear to us why the combined valuation of the separate companies would exceed current DRI valuation. In addition, plans to ascribe part of the $2.20 annualized dividend to the 'new' Red Lobster, which is to be highly leveraged, increases dividend risk. DRI's dividend already looks unsustainably high."

- *BofA Merrill Lynch, March 3, 2014*

"…**But we continue to believe [management's] plan doesn't address RL problems for investors.** As we highlighted in our initiation, a RL spin doesn't address the core issue: combined profits and cash flows are deteriorating, and shareholders retain full exposure. It is still unclear how a spin actually improves core guest targeting capabilities/chances for a sales recovery or why multiple expansion would occur. We believe the most favorable outcome for investors under the current plan is a sale of RL, but short of that we see risk to the downside if investors inherit RL shares."

- *UBS, March 3, 2014*

"We believe Red Lobster has a valuable asset base that makes Darden's overall real estate portfolio materially more attractive than it would be without it. We fear management's current plan to spinoff Red Lobster is **reactionary and lacking integrity**. They haven't given a plan to stabilize and turnaround Red Lobster, but merely an excuse to cast off the struggling chain."

- *Hedgeye, March 12, 2014*

"**Despite Opposition, Management is Moving Forward in Divesting Red Lobster:** Overall, we believe the Street is disappointed by the divestiture of Red Lobster on its own. We believe that it would be more beneficial to shareholders if the company were to split into two separate entities (mature brands and growth concepts)."

- *Sterne Agee, March 21, 2014*

Source: Wall Street equity research.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Surveyed shareholders have also questioned management's proposed separation

- According to a recent poll conducted by sell-side research firm Hedgeye Risk Management, **84% of respondents said that they did not believe that management's plan to spin-off Red Lobster would create value.**

- In a separate survey, Bernstein Research found that, **"Nearly all survey respondents (78%) evinced dissatisfaction with management; most (69%) would support an activist slate of BOD nominees including 80% of current shareholders."**

- Given the doubts that shareholders seem to have about the Red Lobster Separation and what appears to be a broad-based lack of trust and confidence due to management's past decisions and performance, **it is highly disturbing to see management and the Board attempt to force through this highly questionable and irreversible plan without a shareholder vote and prior to the 2014 Annual Meeting.**



Do you believe that management's plan to spin-off Red Lobster will create value?
RED LOBSTER
FRESH FISH • LIVE LOBSTER
RESULTS
84.17% VOTED NO
84.17% NO 117 VOTES
15.83% YES 22 VOTES

It is critical that shareholders be given an opportunity to formally express their views on the proposed separation before it is too late.

Source: Hedgeye Risk Management and Bernstein Research.

STARBOARD VALUE®
57
Please see our accompanying presentation: *A Primer on Darden's Real Estate*

III. Management's arguments for separating Red Lobster are incomplete and misleading

Management's arguments in support of the Red Lobster Separation are highly misleading

We do not believe that management has made a compelling case that the Red Lobster Separation will create meaningful long-term value for Darden shareholders for the following reasons:

① **Management's stated rationale for the Red Lobster Separation is questionable.**

② **Management refuses to share key supporting assumptions to demonstrate how the Red Lobster Separation will create value.**

③ **Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden.**

④ **Management has not adequately addressed Darden's real estate value.**

⑤ **Management has misled shareholders regarding potential debt breakage costs.**

⑥ **Management has misled shareholders regarding their own performance.**

We believe that the strategic rationale for the Red Lobster Separation provided by the Company in its recently filed investor presentation is incomplete and highly flawed.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

① Management's rationale for the Red Lobster Separation is questionable

	New Red Lobster Form 10	Concerns
Strategic focus	Allow each independent company to design and implement corporate strategies and policies that are based on the specific business characteristics of its restaurant brands.	We do not see any reason why Red Lobster cannot implement brand specific strategies and focus on the correct customer base within Darden.
Management and employee incentives	Enable Red Lobster to create incentives for its management and employees that are more closely tied to its business performance and shareholder expectations. Separate equity-based compensation arrangements should more closely align the interests of Red Lobster's management and employees with the interests of its shareholders and increase Red Lobster's ability to attract and retain personnel.	■ If this is true of Red Lobster, then it is true of all eight brands. ■ Spin-offs are a good idea *at the right time and with the right portfolio mix.* Must be aligned with maximizing real estate value. ■ Management should easily be able to craft Red Lobster or region/restaurant specific bonus programs for Red Lobster within Darden.

Source: Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

① Management's rationale for the Red Lobster Separation is questionable (cont'd)

	New Red Lobster Form 10	**Concerns**
Capital allocation / capital structure	Allow each company to tailor their respective allocation of capital and capital structure in accordance with cash flow profiles and strategies of their respective businesses.	If this is the goal, the split between concepts should be growth vs. mature, not Red Lobster vs. ALL other brands.
Investor choice	Provide investors in each company with a more targeted investment opportunity with different investment and business characteristics, including different opportunities for growth, capital structure, business models, and financial returns. This will allow investors to evaluate the separate and distinct merits, performance, and future prospects of each company.	We believe the choice investors want is between a national footprint mainstream casual dining company (Red Lobster, Olive Garden, and LongHorn Steakhouse) and a high-end niche restaurant company with growth potential (SRG). Before any separation occurs, a real estate transaction must be fully explored.

Source: Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

② Management refuses to share key supporting assumptions to demonstrate how the Red Lobster Separation will create value

Despite repeated inquiries, management has refused to disclose the key valuation assumptions used for Red Lobster in the analysis that led management to conclude that the Red Lobster Separation is the best alternative available to create value for shareholders.

	Analyst question	**Clarence Otis' response**
March 3, 2014	John Glass, Morgan Stanley "You made some assumptions about the valuation that Red Lobster is going to get and some at Specialty Restaurant. Did the board look at that? Are you willing to share those assumptions, what do you think the relative valuations are in each of those?"	"…we don't think it's constructive to share those analyses publicly."
March 21, 2014	Joseph Buckley, BofA Merrill Lynch "You're obviously lowering the same-store sales forecast for the year, and yes, the performance is disappointing so far. How is this working into your thoughts on the valuation of a standalone Red Lobster as you proceed with the spin?"	"We're not going to -- we don't think it's useful to get into some real detailed level of specificity."

To the contrary, we believe this analysis is critical for shareholders to fully review as part of any constructive discussion about the proposed separation.

Source: Company filings.

STARBOARD VALUE®

② Management refuses to share key supporting assumptions to demonstrate how the Red Lobster Separation will create value (cont'd)

We believe, and sell-side analysts seem to agree, that a standalone Red Lobster, if spun off in its current state, would trade at a very low multiple, and therefore following a spin-off, the sum of New Darden and New Red Lobster's stock prices would likely be less than Darden's current price.

- If management is assuming that New Red Lobster will trade at 6-7x EBITDA, <u>we believe more than $800 million in shareholder value could be destroyed</u>, as shown in the Valuation concerns section on slide 47.

($ in millions)

Potential Value Destruction in a Red Lobster Spin-off		
Darden	Low	High
LTM EBITDA[1]	$987	$987
Enterprise Value	$9,317	$9,317
EV / EBITDA	*9.44x*	*9.44x*
New Red Lobster		
LTM EBITDA[1]	$238	$238
EV / EBITDA	*7.0x*	*6.0x*
Enterprise Value	$1,665	$1,427
New Darden		
LTM EBITDA	$749	$749
New Darden Enterprise Value ex. New Red Lobster	$7,652	$7,890
Break-even EV / EBITDA for New Darden	*10.2x*	*10.5x*
Value Destruction if New Darden Multiple Does Not Expand	**$581**	**$819**

Source: Bloomberg, CapitalIQ, Company filings
(1) LTM as of Q2 FY14, since that is the latest reported period for New Red Lobster

- If, on the other hand, management is assuming that New Red Lobster will trade on par with Darden's current multiple, we question how management can support this assumption.

Given what we believe to be management and the Board's history of questionable decision making, how can shareholders trust the Company to rush this critical decision when management repeatedly refuses to share one of the most important assumption affecting the value that shareholders should expect to receive in a Red Lobster spin-off?

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

③ Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden

Management has argued that the primary operational rationale for the separation is that Red Lobster's customer base is different from Olive Garden's, and therefore Red Lobster needs a different focus and marketing strategy.

■ The Company's presentation attempts to demonstrate differing demographic focus between Red Lobster, Olive Garden, and LongHorn's respective consumer bases, However, the customer bases have actually grown increasingly similar over time. For example, 5 years ago, 47% of Red Lobster customers made less than $60,000 vs. 44% for Olive Garden, and that spread has narrowed to 43% vs. 42% today.

Size of bars are misleading since Olive Garden total traffic is higher

Traffic as a % of total is the relevant statistic



Management's conclusion does not follow their own chart.

(See next slide)

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

③ Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden (cont'd)

The customer demographics at Red Lobster and Olive Garden are actually very similar.

■ The chart below, which uses the **very same data from management's chart**, is what management should have shown, if they were trying to provide investors with an accurate picture of Red Lobster and Olive Garden's customer bases.

■ The data clearly show that **Red Lobster and Olive Garden have very similar customer demographics**.



■ In a research report dated March 7, 2014, leading restaurant analyst Howard Penney of Hedgeye pointed out that management's argument regarding customer demographics, as expressed on the previous slide, *"is borderline comical."*

■ In fact, in our opinion, all the data actually demonstrates that traffic among low-income customers at Red Lobster has been declining.

  – We believe this is largely due to the fact that management keeps raising prices and focusing advertising on expensive three-course combo meals rather than simple, healthy offerings at affordable price points.

As you can see, management's data actually demonstrate that Red Lobster and Olive Garden have very similar customer demographics.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

3 Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden (cont'd)

The customer demographics at Red Lobster and Olive Garden are actually very similar (cont'd).

- As part of their real estate analysis, Green Street looked at the demographics of each of Darden's restaurant locations.
- An important takeaway from this analysis is that the **restaurant locations chosen by Red Lobster and Olive Garden have very similar market demographics,** in terms of average household income and average population.

Olive Garden and Red Lobster are located in very similar markets



Population & Household Income 3-Mile Radius
Average Household Income
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
50,000
60,000
70,000
80,000
90,000
100,000
110,000
120,000
130,000
140,000
Average Population
Strip Center REIT Avg.
Darden Avg.
NNN REIT Avg.
(199,000,$67,000)
Yard House

Source: Green Street Advisors

Relative to Olive Garden and Red Lobster, Capital Grille's market demographics are literally off the chart

Market demographics confirm the obvious disconnect between Darden's premium and mainstream brands

Whether judging by customer or market demographics, Olive Garden and Red Lobster are clearly the most similar.

Source: Company presentation.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

③ Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden (cont'd)

Based on the Average Unit Volume (AUV) of each concept, Olive Garden and LongHorn are much closer to Red Lobster than they are to SRG.

- We do not understand how management can credibly argue Red Lobster's customer base is so different from Olive Garden's that it needs to be its own company, while Olive Garden is close enough to SRG that it should not be spun off.
- Creating a new public company with well-performing brands (such as SRG) that don't require substantial operational changes and that would be highly attractive to investors makes more sense than creating a public company with a single brand in turmoil.

Mainstream casual dining

	AUV $Millions
Olive Garden	$4.6
Red Lobster	$3.7
LongHorn Steakhouse	$3.0
Texas Roadhouse	$3.9 (Dinner Only)
T.G.I. Friday's	$3.2
Outback Steakhouse	$3.0
Carrabba's Italian Grill	$3.0
Chili's	$2.8
Applebee's	$2.4
Ruby Tuesday	$1.8

Primary Major Chain Competitors
(Sales of $1Billion plus 250 units)

SRG

	AUV $Millions
The Capital Grille	$7.0
Bahama Breeze	$5.5
Seasons 52	$6.2
Eddie V's Prime Seafood	$5.8
Yard House	$8.2

The first Darden spin-off of restaurant concepts should be SRG, not Red Lobster.

Source: Company presentation.

STARBOARD VALUE®

Please see our accompanying presentation: A Primer on Darden's Real Estate

④ Management has not adequately addressed Darden's real estate value

Management has yet to adequately respond to arguments raised publicly that a Red Lobster spin-off could substantially impair the value of Darden's real estate.

- Management simply reiterates that the Company has considered options for Darden's real estate and has decided that doing nothing is the best option.

- We believe that the arguments management has presented are both incomplete and misleading.

- Management has refused to disclose certain key assumptions used in conducting its real estate analysis.

    - The amount of rent to be paid (either in total or on a per-store basis).

    - The cap rate or multiple that the market or potential buyers would be expected to use to value the real estate.

These assumptions are critical to determine the value of Darden's real estate.

Please see our accompanying presentation focused on Darden's real estate titled *A Primer on Darden's Real Estate*.

STARBOARD VALUE®

④ Management has not adequately addressed Darden's real estate value (cont'd)

Even if management is right that Darden's real estate would sell for, or trade at, a discount to leading triple-net REITs, this does not imply that a real estate separation would not create value for shareholders.

- Management has argued that Darden's real estate would sell for, or trade at, a discount to the multiples of triple-net-lease peers.

- However, there may be as much as a **ten multiple turn difference** between what those earnings are worth inside of Darden or New Red Lobster and what they are worth to a real estate buyer or spun out as a REIT.

  – Even at a substantial discount to typical REIT multiples, a real estate separation could still create meaningful value for shareholders.

	LTM EV/EBITDA
REIT average	18.2x
Current Darden	9.4x
Potential New Red Lobster	??

- The question is <u>not</u> where Darden's real estate would trade relative to REITs, but <u>where it would trade relative to where Darden currently trades or where New Red Lobster would be expected to trade</u>.

We believe <u>management is arguing the wrong point.</u>

Source: Company filings and Capital IQ.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑤ Management has misled shareholders regarding potential debt breakage costs

Management has not supported its claims that a real estate transaction would involve substantial debt breakage costs.

- Management has said that Darden would have to pay $300-400 million in Make-Whole Payments[1], because a real estate transaction would necessitate refinancing Darden's approximately $2.5 billion in debt.

    – Management has suggested that these Make-Whole Payments would be required under any potential strategy to realize value for Darden's real estate.

WE DISAGREE

(1) A Make-Whole Payment is a payment to a bondholder at a price equal to the present value of the remaining interest and principal payments discounted at a specified rate (usually a U.S. Treasury rate plus a certain number of basis points). This can occur when a bond covenant amendment might be required to facilitate a corporate action but bondholders do not wish to consent, and so an indenture allows the issuer the option of paying a Make-Whole Payment to eliminate the bond.

STARBOARD VALUE®

70

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

Management has claimed that a real estate transaction would entail substantial friction costs, but has declined to provide details as to why.

- Management has declined to provide details on why it believes a real estate transaction would necessitate costly Make-Whole Payments on all of Darden's debt.

  - It appears to us that management is looking only at the worst case scenario for a poorly-structured sale or spin-off of all of Darden's real estate under which neither the operating company ("OpCo") nor the real estate company would have the optimal capital structure.

    > **Greg Hessler, Bank of America:** "Can you highlight just sort of what, *specifically*, you're seeing in your bond or your debt covenants that would require you to make whole the capital structure?"
    >
    > **Brad Richmond:** "We think it's fairly clear in there that *to the degree that we would need to pay off those bonds*, there are certain provisions that those costs that we would have to incur. So we're fairly certain that those are there, and those are obligations that we would need to fulfill."
    >
    > *- Q3 Earnings Call, March 21, 2013*

  - But *does* Darden **need** to pay off all of the bonds?

    - We don't think so.

<p style="text-align:center; color:red;">Shareholders and analysts alike have been frustrated by management's unsupported claims.</p>

STARBOARD VALUE®

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

The Company's statements seem to contradict the findings of leading covenant experts who have examined Darden's bond agreements in detail, as well as the Company's prior statements to bondholders.

- For example, Covenant Review, a leading independent authority on bond and loan covenants, issued a research report dated February 28, 2014 that very clearly states that management's claims may not be accurate.

  > **"Although in some scenarios it is possible that some bonds might have to be redeemed depending on what transaction occurs, we think the Company and even agitating shareholders might be overestimating the likelihood of that occurring."**
  >
  > *- Covenant Review, February 28, 2014*

- Therefore, for the benefit of shareholders and the Board, we have put together a detailed analysis of Darden's key bond covenants, as well as explanations of what the potential implications are for various transaction scenarios.

    - Our full bond covenant analysis can be found in Section V of our accompanying presentation *A Primer on Darden's Real Estate* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate.

- We have also laid out some of the arguments as to why management's statements regarding Make-Whole Payments are misleading.

Darden's statements regarding friction costs from separating its real estate are highly misleading.

STARBOARD VALUE®

Management appears to be citing the wrong covenants when discussing breakage costs.

Mergers covenant

- Management has repeatedly told shareholders that any real estate transaction would necessitate costly Make-Whole Payments on Darden's debt because the real estate constitutes "all or substantially all" of Darden's assets.

    - First, a full REIT spin might not in fact constitute a transfer of Darden's assets "substantially as an entirety," which is the technical test.

    - Second, and more importantly, a transfer of assets "substantially as an entirety" **does not trigger Make-Whole Payments.**

        - **Instead, it triggers the "Mergers" covenant, which stipulates that the debt will become an obligation of the spin-off, rather than the parent company.**

            - This simply means that the public bonds would "travel" with the real estate, which is not necessarily an adverse consequence, as the real estate is capable of supporting substantial debt.

            - As shown in detail in Section VI of our real estate presentation, *A Primer on Darden's Real Estate*, at the *average* leverage ratio of triple-net lease peers, a Darden REIT could support virtually all of the public bonds.

REIT Debt Capacity	
Darden REIT EBITDA[1]	$281
REIT Peer Average Leverage	*6.4x*
Debt Capacity	$1,798

Compares to $1.9bn outstanding public bonds

(1) Midpoint of our estimated range

Management is either confused regarding Darden's covenants or is misleading shareholders.

STARBOARD VALUE®

Management has misled shareholders regarding potential debt breakage costs (cont'd)

The independent Covenant Review report provides convincing support for our position on the Mergers covenant.

- Even if management argues that the Company's real estate does in fact constitute Darden's assets "substantially as an entirety," a real estate separation would not necessarily cause a violation of the Mergers covenant.

    – For example, rather than spinning off the REIT, the OpCo could be spun off instead.

    – Alternatively, "the Company could create a REIT spin-off that holds most – but not all – of the real estate assets."

- Again, it is important to note that the consequences of triggering the Mergers covenant is <u>not</u> a Make-Whole Payment, but merely that the debt will travel with the spin-off assets that constitute "substantially as an entirety."

We do not believe that the Mergers covenant in either the public or private bonds is a material concern for shareholders.

STARBOARD VALUE®

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

Management appears to be citing the wrong covenants when discussing breakage costs (cont'd).

Change of Control covenant

- Further, management has also supposedly told certain shareholders and analysts that a real estate transaction would trigger "change of control payments."

    - This argument again assumes that a full REIT spin would be a transfer of "all or substantially all of the properties or assets of the Company."

        - It also assumes that a "below investment grade rating event" would happen, which we also do not believe would happen in a well-structured transaction.

    - And a "Change of Control Triggering Event," if it were to occur, **would not trigger Make-Whole Payments**, but would instead require Darden to offer to redeem the notes at 101% of par, <u>which would cost only approximately $19 million</u> above face value if all of the public bonds were put.

        - Since many of the bonds currently trade above 101%, <u>it is unlikely that all of them would put</u> at 101%.

- Even if they did, this is not necessarily an adverse consequence, as we believe that, post-separation, both the REIT and the OpCo could refinance at attractive rates.

- For example, in Section VI of our real estate presentation *A Primer on Darden's Real Estate*, we outline several potential capital structures for the REIT and OpCo and demonstrate that in conservative cases Darden could save tens of millions of dollars annually in interest expense, easily repaying the $19 million in Change-of-Control costs in year 1.

		Illustrative Cost of Debt			
	Current		Real Estate Separation		
	Darden[1]		OpCo[2]	REIT[2]	Blended
Debt	$2,551		$1,262	$1,288	$2,551
Weighted Avg. Int. Rate	*5.2%*		*3.1%*	*4.3%*	*3.7%*
Interest Payments	$133		$39	$55	$95

Annual Interest Savings	**$38**
Interest Rate Reduction	***150bp***

Source: Bloomberg, CapitalIQ, Company Filings

(1) Based on LTM reported numbers

(2) In order to be conservative, interest rates are assumed to be 20% higher than Brinker and NNN, respectively

It appears management is either confused regarding Darden's covenants or is misleading shareholders.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

Management's current stance contradicts its prior written statements to bondholders.

- Management is on record as stating that its bond covenants do not apply to subsidiaries that are not structured as corporations – such as trusts – and therefore according to Darden itself any real estate that is in Darden's existing internal REIT or a new REIT subsidiary created by Darden **"would not be subject to any of the restrictive covenants."**

  – Management expressed this view as recently as October 2012 in the Company's final prospectus supplement for its Senior Notes due 2022 (public bonds).

  > **"These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden's subsidiaries that are not corporations.**"
  >
  > *- Final Prospectus Supplement to Darden Restaurants, Inc. 3.350% Senior Notes due 2022, October 1, 2012*

  – We believe that a substantial portion of Darden's real estate is already in subsidiaries that are structured as trusts.

  – Further, the definition of an Unrestricted Subsidiary includes any subsidiary "the principal business of which consists of the owning, leasing, dealing in or development of real property."

  – Covenant Review found that "there is **no apparent limit on contributing assets to a subsidiary that would be an Unrestricted Subsidiary**."

  > **"Accordingly, Darden can contribute its real estate assets to a new subsidiary and designate that subsidiary as an Unrestricted Subsidiary. That Unrestricted Subsidiary could then sell and lease back its real estate portfolio, without having to repay debt."**
  >
  > *- Covenant Review, February 28, 2014*

Management has either forgotten about its prior written statements or is misleading shareholders.

STARBOARD VALUE®

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

The are multiple avenues to avoid the Sale / Leaseback covenant.

- Management has also said that the Sale / Leaseback covenant would require the Company to pay Make-Whole Payments in any significant real estate transaction.
- First, as discussed earlier, according to management's own written interpretation, the covenants **do not apply** to subsidiaries that are structured as trusts (and trusts currently hold real estate or real estate could be contributed to trusts).
- Second, they **do not apply** to subsidiaries "the principal business of which consists of the owning, leasing, dealing in or development of real property," – one would think a REIT fits this definition.
- Third, even if the covenants are deemed to apply to all of Darden's subsidiaries, **Darden could also avoid the Sale / Leaseback covenant by converting the parent company into a REIT and spinning the OpCo** off to shareholders.



Structure A
DRI shareholders
Darden
OpCo
REIT
Tax-free Spin-off
Structure B
DRI shareholders
Darden
OpCo
REIT
Tax-free Spin-off

  - This should avoid triggering the covenant, because Darden as the REIT "will not have sold or transferred any of their properties, and **there is no restriction on leasing those properties.**"
- In addition, even if the REIT is spun off rather than the OpCo and the covenants are deemed to apply to the subsidiaries that hold real estate, this may not constitute a sale-leaseback, as there may be no "sale" transaction.

There are multiple avenues to avoid triggering Make-Whole Payments.

STARBOARD VALUE

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑥ Management has misled shareholders regarding their own performance

Darden compares its stock performance to a cherry-picked peer group of just four companies – Bloomin', Brinker, Cheesecake Factory, and Ruby Tuesday.

- Management fails to mention that:
  - Ruby Tuesday is perhaps the worst-performing company in the casual dining industry and has also attracted the attention of disgruntled investors.
  - Bloomin' was not even a public company for eight of the ten years displayed in the stock chart.
  - Cheesecake Factory is not among the "Primary Major Chain Competitors" that Darden has compared itself to in past investor presentations.
- Three of those four companies are <u>not in the peer group used in the Company's proxy statement to set executive compensation</u>.



Our Total Shareholder Return Over the Past Decade Has Been Impressive
200%
150%
100%
50%
0%
(50)%
(100)%
Indexed Total Return¹
Dec-2004 Clarence Otis is named CEO
CHERRY-PICKED
166.3%
99.8%
57.2%
Feb-2004
Feb-2006
Feb-2008
Feb-2010
Feb-2012
Feb-2014
Daily from 27-Feb-2004 to 28-Feb-2014
Darden
Peers
S&P 500
Source: Bloomberg as of 28-Feb-2014 and Company press releases
Note: Peers include Bloomin', Brinker, Cheesecake Factory and Ruby Tuesday.
¹ Calculated as dividends reinvested plus share price appreciation.
13
DARDEN

Why should management use one group of companies as the basis for setting its compensation while using a different group to assess their performance?

Source: Company presentation.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑥ Management has misled shareholders regarding their own performance (cont'd)

- Below we show Darden's performance compared to all of the relevant peer groups over all of the relevant time periods.

- By almost any measure, Darden has underperformed substantially.

- Most notably, Darden has underperformed both its closest competitors and the group of companies it identifies as peers for purposes of setting executive compensation <u>by approximately 300%</u> over the last five years.

	Share Price Performance [1]			
	1 Year	3 Year	5 Year	Since Mr. Otis Became CEO
S&P 500 Index	20%	52%	171%	88%
RUSSELL 3000 Restaurants Industry	18%	68%	212%	236%
Proxy Group [2]	29%	93%	412%	191%
Closest Direct Peers [3]	34%	80%	400%	173%
Peers from Darden's 3/3/14 presentation [4]	26%	48%	331%	49%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**	**128%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)	41%
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)	(107%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)	(62%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**	**(45%)**
Underperformance vs. Peers from 3/3/14 presentation	(20%)	(30%)	(227%)	80%

Darden's cherry-picked time period and cherry-picked peer group is the only glimpse of outperformance

- Even against Darden's cherry-picked peer group, the only period over which Darden actually outperformed is the one period management showed in its presentation, and even over that time period, Darden dramatically underperformed relative to a more appropriate peer group.

Shareholders should be equally concerned by Darden's performance and management's attempt to mislead them regarding management's performance.

Source: Capital IQ.
Note: For each time period, excludes companies not publicly traded throughout that entire period.
(1) As of March 14, 2014, adjusted for dividends; assumes start of Dec. 2004 – Clarence Otis' 1st full month as CEO.
(2) Proxy Group consists of companies used in the Company's proxy statement to set executive compensation.
(3) Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG.
(4) Includes EAT, BLMN, RT, and CAKE.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

IV. Management and the Board have a poor track record

STARBOARD VALUE®

A. **Poor operating performance**

Weak historical operational performance

The same-store-sales (SSS) and traffic at both of Darden's largest brands, Olive Garden and Red Lobster, has deteriorated significantly over the past two years.





Red Lobster same-store-sales growth



Average quarterly decline in FY 2014 = (6.2%)

Olive Garden same-store-sales growth



Average quarterly decline in FY 2014 = (3.3%)

Red Lobster price and traffic growth



Olive Garden price and traffic growth



Profitability will suffer if traffic continues to decline – raising prices will not offset weak traffic

Source: Company filings, Wall Street equity research, and Knapp-Track.

STARBOARD VALUE®

82

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

When adjusting for Darden's owned real estate, its EBITDA margin is significantly worse than peers

Adjusting for real estate ownership, Darden's margins are significantly below peers, despite the fact that it has an enormous scale advantage and is led by Olive Garden, which should be an extremely profitable concept given its high AUVs and pasta focus.

- We believe fully-leased EBITDA is the best metric by which to judge Darden's <u>operating performance</u>, as opposed to the earnings generated through site selection and capital investment in real estate.

    – To calculate fully-leased EBITDA, we adjusted Darden and each of its peers' EBITDA assuming that they pay full market rent on every location that is owned or ground leased.

- DRI's low fully-leased EBITDA margins reflects a bloated cost structure and poor operating performance.



Estimated LTM EBITDA margins on a fully-leased basis *($ in millions)*

Despite high AUVs and industry leading revenue, Darden's operating performance is significantly worse than peers

	BWLD*(1)	DFRG(2)	CAKE*	EAT	TXRH*	BBRG	RRGB*	BLMN	DRI	RT	Median
Margin	14.9%	14.8%	12.7%	12.4%	10.3%	10.3%	9.9%	8.6%	7.4%	(0.7%)	
2013 AUVs:	$2.8	$7.3	$10.4	$3.2	$4.2	$4.1	$2.8	$3.2	**$4.1**	$1.7	**$3.2**
LTM Revenue:	$1,267	$272	$1,878	$2,861	$1,423	$411	$1,107	$4,129	**$8,740**	$1,189	**$1,267**

Median: 10.3%

Source: Company filings, Capital IQ, company presentations and Green Street Advisors.
Note: Assumes $27.10/rent per square foot for owned properties and $10.65/rent per square foot for ground leased properties.
If adjusted for franchised stores, assuming a 40% margin on franchised revenue, the median EBITDA margin equals 10.3% and the average equals 9.9%.
* Denotes at leased 20% franchised properties.
(1) BWLD leases the land and building for all sites or utilizes ground leases, but does not specify the number of ground leases: no adjustment has been made.
(2) Assumes $65.00/rent per sq. for single owned property.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Despite Darden's significant revenue and unit growth, margins have not improved

- Because Darden is a restaurant conglomerate, one would expect greater economies of scale in SG&A.

- Since 2001, Darden approximately doubled both its total revenue and unit count, but SG&A as a % of sales has gotten worse.





Revenue has increased 114% since 2001 and Darden's SG&A margin <u>increased</u> 15bps while EBITDA margin improved by only 15bps

Total units increased 83% since 2001 and Darden's SG&A margin <u>increased</u> 15bps while EBITDA margin improved by only 15bps

Revenue and unit growth have not provided the leverage Darden promised.

Source: Capital IQ.

STARBOARD VALUE®

Despite having a significantly larger revenue base than peers, Darden's SG&A as a % of sales is far worse

Although Darden has the most scale in the casual dining industry, it has failed to capitalize on margin expansion to drive shareholder value.



LTM SG&A margin comparison *($ in millions)*

Despite being more than twice the size of the 2nd biggest peer and ~7x the peer average, Darden is among the least efficient.

Median when adjusting for marketing and advertising: 8.5%

Median: 6.5%

	EAT	TXRH	BBRG	CAKE	BLMN	BWLD	DFRG	DRI	RRGB	Median
	4.6%	5.4%	5.5%	6.1%	6.5%	7.6%	8.5%	9.9%	12.1%	
2013 AUVs:	$3.2	$4.2	$4.1	$10.3	$3.2	$2.9	$7.3	$4.1	$2.8	**$3.2**
LTM Revenue:	$2,861	$1,423	$411	$1,878	$4,129	$1,267	$272	$8,740	$1,017	**$1,267**

Some examples of inefficiencies

- **Excess layers of management:** At almost all levels of corporate, Darden employs an exceptionally high number of executives, with more people for each function and more layers between senior management and the restaurant.

  – This not only adds costs, but also hinders focused execution and reinforces the belief among restaurant-level employees that top management is out of touch with the day-to-day operations.

- **Unfocused advertising spend:** Darden's advertising strategy has focused mostly on expensive and ineffective national TV campaigns.

  – Management has not been nimble enough to react to consumer's interests and new digital/social methods of advertising.

  – How is it that Darden still hasn't created an iPhone app for its largest chains?

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Despite having a significantly larger revenue base than peers, Darden's SG&A as a % of sales is far worse (cont'd)

- **Lucrative perks**
  - Company cars**:** Darden issues company cars to employees, while competitors' employees use their own cars and get reimbursed for gas and mileage.
  - Private aircraft: Management utilizes private aircraft for most travel needs, even when it is more cost efficient and reasonably convenient to fly commercial (such as the Orlando to New York route).
- **$152 million[1] headquarters:** Extraordinarily luxurious headquarters opened in 2009 in Orlando.



In the proposed Red Lobster Separation, New Red Lobster is actually moving out of this headquarters thereby creating more excess space at this location and more costs at New Red Lobster.

Source: Company website.
(1) Per the Orlando Sentinel.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Starboard's trip to Darden's impressive headquarters






ALL VISITORS


100 BEST

Darden's facilities are very impressive, but can management justify this excessive G&A spend?

Source: Starboard Value.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

B.   Poor capital allocation

Significant spending on acquisitions and capex have led to questionable returns

- Since Mr. Otis became CEO in 2004, Darden has spent over $6.1 billion – or $46.50 per current Darden share – on capital expenditures and acquisitions to fund revenue and EPS growth.

Darden's historical capex spend and acquisitions *($ in millions)*



$6.1 billion spent during Mr. Otis' tenure
Capex
Acquisitions

	2005	2006	2007	2008	2009	2010	2011	2012	2013
Capex	$210	$274	$345	$429	$535	$432	$548	$640	$686
Acquisitions			$1,405				$59	$585	
Total	$210	$274	$1,751	$429	$535	$432	$607	$1,225	$686

- Darden continued to increase growth spending year after year to increase revenue and EPS, even though returns on capital were declining dramatically.

Darden's historical return on capital



2005-2013: Capex increased ~225% and ROC decreased by ~45%

	2005	2006	2007	2008	2009	2010	2011	2012	2013
ROC	16.2%	18.0%	19.3%	14.8%	11.7%	11.4%	12.9%	12.1%	9.2%
Capex:	$210	$274	$345	$429	$535	$432	$548	$640	$686

Source: Company filings and Capital IQ.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Acquisitions have not provided operating leverage

Despite numerous large acquisitions, Darden has failed to achieve synergies or margin growth.

- We question the rationale and discipline behind previous M&A deals.

Acquisition history



Although the topline grew through acquisitions, economies of scale were not realized

8/16/07: RARE acquisition for $1.4bn

10/12/11: Eddie V's acquisition for $59m

7/12/12: Yard House acquisition for $585m

Cumulative revenue growth: +114%

Cumulative unit growth: +83%

Change in EBITDA margin: +15 bps

Change in SG&A margin: +15 bps

Sales growth — Unit growth — SG&A margin — EBITDA margin

Track record of destroying value

Darden has a history of acquiring brands at inflated prices and disposing of brands at severely discounted prices.

Yard House acquisition

- Acquired for $585 million on 7/12/2012
- **Paid more than 20x EBITDA** despite decelerating growth prospects[1]



“Yard House is yet to re-establish momentum since the acquisition.”

- *Credit Suisse, March 21, 2014*

“None of these solutions ultimately solve the business issue…This fundamental issue has been compounded by what in retrospect were ill timed acquisitions of new brands (e.g. Yard House)…”

- *Morgan Stanley, October 29, 2013*

Smokey Bones sale

- Sold to Sun Capital Partners for $80 million announced on 12/04/2007
- **Invested over $400 million since 2002 (when Mr. Otis was named President) to open new stores and sold in 2007 for only $80 million**[2]
- Closed over 50 underperforming stores and sold the remaining 73 to Sun Capital Partners[2]



“…sell its struggling Smokey Bones Barbeque & Grill unit to an affiliate of the private-equity firm Sun Capital Partners for about $80 million… for the 2007 fiscal year, which ended in May, Smokey Bones posted annual sales of $222 million.”

- *Orlando Sentinel, December 5, 2007*

Acquired Yard House for 2.2x 2011 sales and sold Smokey Bones for 0.4x of FY 2007 sales.

Now management is looking to jettison Red Lobster.

Source: Company filings and Capital IQ.

(1) Transaction multiple based on the latest twelve month historical period, per CapitalIQ. For calendar year 2011. At the time of the announcement, management claimed that the “pro forma” 2013 acquisition multiple, including tax benefits, would be approximately 12.5x, but it is not clear that Yard House ever achieved the results assumed in this projection.

(2) Company filings. Disclosed amount invested per store of $3.49m, $3.45m, and $3.66m for 2004, 2005, and 2006, respectively. Assumed $3.0m invested per store for stores opened from 2002-2003.

(3) Orlando Sentinel.

Please see our accompanying presentation: *A Primer on Darden’s Real Estate*

C. History of questionable governance practices

We believe the current management team and Board have a long history of self-interested behavior and disregard for shareholders' interests

Darden maintains shareholder-unfriendly corporate governance provisions:

- Action by written consent strictly prohibited.

- Darden requires at least 50% of the voting power for shareholders to call a special meeting, the highest threshold permitted under Florida law. The default Florida provision requires only 10%.

- Directors may be removed only for cause and then only by the vote of 66 2/3% of the votes entitled to be cast in the election of directors generally.

- Vacancies on the Board may only be filled by the Board.

- The number of directors is set exclusively by the Board.

- Supermajority vote requirement (66 2/3%) to amend certain Charter provisions.

- Poison pill currently in place with an "acquiring person" threshold of 15% of the outstanding common stock of Darden.

STARBOARD VALUE®

We believe the current management team and Board have a long history of self-interested behavior and disregard for shareholders' interests (cont'd)

ISS has given Darden a governance Quickscore of 10, indicating the *HIGHEST POSSIBLE GOVERNANCE RISK*

- The roles of Chairman and CEO have not been separated.

- 45.45% of the non-executive directors on the board have lengthy tenure.

- The Company does not have a majority vote standard in the election of directors.

Glass Lewis has given Darden a grade of "D" in executive compensation

- In its 2013 Proxy Paper, Glass Lewis notes:

  - *"The Company has been deficient in linking executive pay to corporate performance…[and] Shareholders should be concerned with this disconnect"*

  - *A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, as indicated by the poor grade, the Company has not implemented such a program"*

  - *Overall, the Company paid more than its peers, but performed moderately worse than its peers"*



HISTORICAL COMPENSATION GRADE		
	FY 2013:	D
	FY 2012:	D
	FY 2011:	C

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Darden's new Bylaw amendments are a step in the wrong direction

Despite significant criticism from leading governance firms and shareholders regarding Darden's poor governance practices, the Company has actually taken steps to further disenfranchise shareholders.

Darden's new Bylaw amendments serve to exacerbate Darden's already alarming corporate governance concerns:

- Gives Board broad discretion to unilaterally delay the Annual Meeting beyond October.

- More stringent nomination notice and business proposal requirements.

- Sets Orange County, FL as exclusive forum for shareholders to bring derivative suits and other claims.

- Removes ability of shareholders to fill existing vacancies at next Annual or Special Meeting.

Rather than look out for the best interests of shareholders, it appears that members of Darden's Board is looking to take steps to further entrench themselves.

Darden's recent Bylaw amendments underscore what we believe to be the Company's blatant disregard for shareholder interests.

STARBOARD VALUE®

Darden has shown a blatant disregard for shareholder concerns and a propensity to silence critics

We are troubled by the Company's continued attempts to avoid open discussion on what we believe to be the most important and difficult issues facing the Company.

- We believe Darden has avoided addressing shareholder concerns to-date regarding the Red Lobster Separation.

Recent tactics:

- On March 3rd, during Darden's call to explain its rationale for the Red Lobster spin, management took questions from just four analysts and declined to provide details on several important questions.
- Darden canceled its analyst and investor meeting, scheduled for March 28, 2014, only to hold a private lunch for sell-side research analysts.
- On March 21, 2014, management shortened the Q3 2014 earnings call to 45 minutes and shut out critical analysts from asking questions.


HEDGEYE
Howard Penney @HedgeyeHWP · Mar 21
$DRI management shuts me out of another earnings call.. Running out of time is not an excuse. @jannarone article on #CNBC was $$$
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Since the Company has little interest in letting shareholders have their say regarding the Red Lobster Separation, the Special Meeting will provide an alternative forum for shareholders to show the Board that Darden's shareholders will not stand to be silenced on this critical issue.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Time and again Darden has shown a blatant disregard for shareholder concerns and a propensity to silence critics

Darden has a long history of silencing critics and trying to avoid an active dialogue on the key issues facing the Company.

■ A recent *CNBC* article titled "Darden Uses Lobster Claws On Critical Analysts" chronicles tactics used by Darden to put a muzzle on analysts who provide critical analysis.

  – The article discusses how analysts from leading sell-side research firms have had access limited to varying degrees following their publication of analysis that did not reflect positively on management, and notes that this practice has been going on for more than a decade and continues to this day. The article highlights that:

> "In 2002, *The New York Times* published an article about Matthew DiFrisco, an analyst who downgraded Darden's stock to 'neutral' from 'outperform.' Following the downgrade, Darden's investor relations officer Matthew Stroud canceled a marketing trip with DiFrisco's clients, <u>telling him that he needed to have an 'outperform' rating to enjoy such a privilege</u>."

This is highly alarming – shareholders need to trust that management will provide equal access to sell-side analysts and that sell-side analysts will be unbiased.

STARBOARD VALUE®

Time and again Darden has shown a blatant disregard for shareholder concerns and a propensity to silence critics (cont'd)

Darden has a long history of silencing critics and trying to avoid an active dialogue on the key issues facing the Company.

Further, on March 19, 2014, the *New York Post* published an article titled "Darden Accused of Icing out Critics of Red Lobster Spinoff", which states:

"Some investors are protesting that Darden's idea of 'direct engagement' amounts to returning the phone calls of analysts and investors who agree with its strategy while ignoring calls from dissenters. 'They've got a history of only engaging with investors and analysts who are supportive of their views,' said one Darden shareholder, who declined to give his name for fear of retribution from the company. 'If the board is so convinced [a Red Lobster spinoff] is such a great idea, then put it to a vote.'"

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

V.   Starboard and its advisors will present a comprehensive value creation plan

Prior to the Special Meeting, Starboard and its advisors will present a detailed turnaround plan for Darden

- The plan will include a full analysis of each of the value creation opportunities we have outlined and realistic supporting assumptions for each of our recommendations.

  1. A substantial Company-wide (not just Red Lobster-specific) operational improvement plan designed to reduce costs meaningfully and put restaurant performance on par with Darden's better-performing peers.

  2. An evaluation of all options for the Company's real estate holdings, including a tax-efficient sale or REIT spin-off of the owned properties. See our presentation titled *A Primer on Darden's Real Estate,* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate.

  3. An evaluation of the most logical and efficient combination of restaurant concepts to be spun out or otherwise separated from Darden.

  4. An evaluation of other value creation initiatives, such as franchising certain concepts to take advantage of international growth opportunities, as well as domestic opportunities in certain markets, and re-franchising certain existing stores in markets where Darden has operational deficiencies.

- Along with our advisors, Brad Blum, Craig Miller, Bob Mock, and Chuck Sonsteby, we have engaged one of the world's leading operationally-focused consulting firms to assist us in developing a comprehensive operational plan to successfully transform Darden.

  – We believe the perspective of leading restaurant operating executives will be invaluable to shareholders, particularly in light of the notable lack of meaningful restaurant operating experience among Darden's Board and senior management.

  – With over 100 years of experience in the casual dining industry, our team of advisors have overseen some of the most successful casual dining concepts, including some of Darden's.

- Our plan will address an operational turnaround at both Olive Garden and Red Lobster, substantial cost savings opportunities, a potential spin-out of SRG, and franchising opportunities.

  We will present a comprehensive plan designed to ensure long-term value creation.

STARBOARD VALUE®

100

VI. Conclusion

We have serious concerns about the proposed Red Lobster Separation

Management's plan to spin off Red Lobster is the <u>wrong spin-off</u>, at the <u>wrong time</u>, for the <u>wrong reasons</u>.

- We, as shareholders, have serious concerns about Darden's proposed plan to separate Red Lobster and believe it could be both sub-optimal and value destructive.

- <u>Operational concerns</u>
  - Traffic, same-store-sales trends, and margins are the worst in years.
  - Management's announced initiatives to turn around Red Lobster are unimpressive and vague. Further, Red Lobster does not need to be a standalone company to effect change.

- <u>Timing concerns</u>
  - After decades running the brand, the Company is now attempting to rush through a separation during its worst period of performance.

- <u>Valuation concerns</u>
  - Based on Red Lobster's poor performance, we believe it will trade at a substantial discount to peers.
  - If New Darden's multiple does not expand following a spin-off, we believe more than $800 million of shareholder value could be lost.

- <u>Real estate concerns</u>
  - By separating Red Lobster with its real estate, approximately $850 million of value could be destroyed, as shown on slide 52.

We have serious concerns as to management's true motives behind the Red Lobster Separation and we <u>question whether its interests are aligned with shareholders.</u>

A Red Lobster Separation is <u>irreversible</u> and value could be <u>permanently</u> impaired – a shareholder discussion must occur <u>before</u> any sale or spin-off of Red Lobster.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

We believe that Darden's real estate is highly valuable, and that the Red Lobster Separation, as conceived by management, could permanently impair that value

- Our extensive research has indicated that:

  1. Darden's real estate is worth approximately $4 billion, and possibly far more.

  2. Separating the real estate could create an additional $1-2 billion of shareholder value.

  3. A real estate separation can be structured with minimal debt breakage costs and management's comments regarding debt breakage costs are highly misleading (See A Primer on Darden's Real Estate, Section V).

  4. In a real estate separation, Darden shareholders can maintain their current dividend on a combined basis, while the combined companies will have lower payout ratios (See A Primer on Darden's Real Estate, Section VI).

  5. Both Darden as an operating company and a Darden REIT can maintain investment grade ratings, if desired (See A Primer on Darden's Real Estate, Section VI).

- A substantial portion of Darden's real estate value comes from Red Lobster's owned real estate.

- There are multiple potential solutions and strong transaction precedents where similarly situated companies have been able to realize substantial value for shareholders by separating their real estate from their operating assets in a tax-efficient manner.

- In our accompanying presentation titled *A Primer on Darden's Real Estate* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate, we outline a number of highly attractive alternatives that we believe can create significant value for shareholders.

- To supplement our own research, we have retained Green Street Advisors ("Green Street"), the leading independent research firm specializing in real estate and REITs.

We believe that Darden's owned real estate is conservatively worth approximately $4 billion, and possibly far more, and that separating the real estate could create $1-2 billion in shareholder value.

This opportunity could be impaired by the proposed Red Lobster Separation.

STARBOARD VALUE®

Improving Darden's operations would create substantial shareholder value

Stripping out Darden's real estate "subsidy" reveals another large opportunity – an operational turnaround.

- The fully-leased EBITDA analysis reveals a **300 basis point margin gap** between Darden and peers.
  - There is no structural reason for this underperformance.
  - This is despite higher AUVs and greater scale than peers, both of which should enable Darden to achieve *higher* than average margins.

- *This* is the opportunity that first attracted us to Darden, and **we will address it in detail prior to the Special Meeting.**
  - We believe that this is the opportunity that Darden hired Alvarez & Marsal to analyze.
  - We have been working on a plan to address this opportunity for more than a year.
    - We have spoken to dozens of leading restaurant executives who have guided peers through similar turnaround opportunities and who have identified areas for improvement at Darden.
    - We have retained a highly qualified group of advisors, with expertise directly relevant to Darden's current situation, to assist us in refining our operating plan.
    - We have retained a leading operationally-focused consulting firm to identify additional areas for improvement.

- If Darden can address this opportunity, **it can realize value for its real estate** *and* **still maintain margins similar to the current reported margin.**

If Darden can execute on the operational opportunities that we will discuss prior to the Special Meeting, the potential for value creation is even greater than the value creation available through a real estate separation alone.

Importantly, we believe these operational changes should be made <u>in addition to</u> a real estate transaction, not instead of one.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

We think management should evaluate ALL strategic alternatives

Management should not rush to close a transaction without first evaluating all available options and strategies to enhance shareholder value to the fullest.

- We believe the plan presented by management on December 19, 2013 and reiterated on March 3, 2014 is unacceptable.

- We think management should first determine the optimal combination of Darden's brands and then develop a comprehensive plan to create value for all shareholders that includes:

  1. Substantial operating improvements (keenly focused on turning around the Red Lobster and Olive Garden concepts and fixing Darden's bloated cost structure).

  2. A logical separation of all brands.

  2. A value enhancing strategy for the Company's real estate.

  3. Value creation and enhanced returns on capital through franchising.

INSTEAD, management proposed what appears to be a hurried, reactive attempt, in the face of shareholder pressure, to cast off the weight of the struggling Red Lobster business.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

A Special Meeting is absolutely necessary to protect shareholder interests

At the Special Meeting, we will seek shareholder approval for the following non-binding proposal:

> to approve a non-binding resolution urging the Board not to approve any agreement or proposed transaction involving a separation or spin-off of the Company's Red Lobster business prior to the 2014 Annual Meeting unless such agreement or transaction would require shareholder approval.

- Why is the Special Meeting necessary?

  1. A Red Lobster transaction is **irreversible.**

  2. **Value could be destroyed** or a sub-optimal outcome could result through the Red Lobster Separation.

  3. The Red Lobster Separation is being **rushed** at what may be **the worst possible time.**

  4. **Shareholders and analysts clearly have concerns**.

  5. Management's **interests may be misaligned** with those of shareholders.

  6. Management's and the Board's **poor track record** have not given shareholders reason to trust their decision making.

  7. **Corporate governance is unacceptable** and was recently made worse.

  8. Management has an **alarming record of strong-arm investor relations tactics**.

  9. There are **better alternatives** to create value.

  10. A Special Meeting will provide shareholders with a forum to express a clear opinion, which the Board should honor.

STARBOARD VALUE®

The Special Meeting is an opportunity to send a loud and clear message to the board

The Special Meeting will be an opportunity to send a loud and clear message to the Board that shareholders deserve a say on this vital decision.

- <u>If we are successful in calling a Special Meeting, we do not believe that the Board would proceed with the Red Lobster Separation prior to the Special Meeting.</u>

- Further, if shareholders support our resolution at the Special Meeting, we are hopeful that the Board will not proceed with the Red Lobster Separation prior to the 2014 Annual Meeting without shareholder approval.

  - It is important to understand that Darden's entire Board is up for election just a few months after the expected date of the Special Meeting.

- We do not believe that the Board would sanction what we would view as an egregious violation of good corporate governance, like proceeding with the Red Lobster Separation in direct opposition to a clear shareholder directive, especially just months before a potential election contest.

The Special Meeting will provide an alternative forum for shareholders to show the Board that <u>Darden's shareholders will not stand to be silenced on this critical issue.</u>

Given their poor track record, management and the Board should not be trusted to rush this critical decision.

<u>Please Consent to the calling of the Special Meeting on Starboard's White Request Card as soon as possible.</u>

STARBOARD VALUE®

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF STARBOARD VALUE LP ("STARBOARD VALUE"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO DARDEN RESTAURANTS, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

STARBOARD VALUE SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH STARBOARD VALUE BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

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UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

THE ANALYSIS SET FORTH HEREIN IS BASED IN PART ON INFORMATION PROVIDED BY GREEN STREET ADVISORS, INC. AND CONSTITUTES CONFIDENTIAL AND PROPRIETARY, AND TRADE SECRET INFORMATION OF GREEN STREET ADVISORS THAT MAY NOT BE PUBLISHED, QUOTED, COPIED, OR DISSEMINATED TO ANY THIRD PERSON OR ENTITY WITHOUT GREEN STREET'S WRITTEN PERMISSION.



Darden Restaurants Inc.
A Primer on Darden's Real Estate
March 31, 2014

Includes Proprietary Analysis by Green Street Advisors

TABLE OF CONTENTS

I.   **Summary**

II.   **Overview of Darden's real estate**

III.   **Valuation analysis**

IV.   **Management's objections are not compelling**

V.   **Bond covenants analysis**

VI.   **Transaction scenarios**

VII.   **Conclusion**

Appendix

    A. List of Darden Locations

STARBOARD VALUE®

I.   Summary

Extensive real estate portfolio

Darden Restaurants, Inc. ("Darden", or the "Company") has the largest real estate portfolio in the casual dining industry, owning both the land and buildings on over 1,000 stores and the buildings on another 850.

- Our extensive research indicates that:

  1. Darden's real estate is worth approximately $4 billion, and possibly far more.

  2. Separating the real estate could create an additional $1-2 billion of shareholder value.

  3. A real estate separation can be structured with minimal debt breakage costs and management's comments regarding debt breakage costs are highly misleading.

  4. In a real estate separation, Darden shareholders can maintain their current dividend on a combined basis, while the combined companies will have lower payout ratios.

  5. Both Darden as an operating company and a Darden REIT can maintain investment grade ratings, if desired.

- To supplement our own research, <u>we have retained Green Street Advisors ("Green Street"), the leading independent research firm specializing in real estate and REITs.</u>

- Based on this analysis, <u>we believe that Darden's real estate is worth $4 billion or more</u>, with the substantial majority of that value coming from Darden's fully-owned properties.

  - This is substantially more than the implied value that Darden receives by owning those properties from the "rent subsidy" that it effectively receives.

  - Net of the value that the properties are worth inside of Darden, we believe that a real estate separation could create **$1-2 billion in shareholder value.**

We believe that Darden's owned real estate is worth approximately $4 billion based on conservative assumptions, and could be potentially worth far more.

STARBOARD VALUE®

Separating the real estate could create $1-2 billion in shareholder value.

Realistic value creation potential

We demonstrate in detail how this value could be realized for the benefit of Darden shareholders.

- We believe there are a number of feasible alternatives for the Company to create substantial value for shareholders through real estate transactions.
  - We also believe that separating the real estate in a thoughtful manner would not result in meaningful friction costs.

- In the pages that follow, we lay out:
  - The basis for our real estate valuation
  - Several transaction options that we believe could benefit shareholders
  - Our response to the arguments that management has raised against pursing a real estate transaction

We do not believe that there are significant obstacles to a value creating real estate transaction.

The simple truth is that a dollar of real estate income, if owned by a real estate investor, is worth more than a dollar of restaurant operating income.

Substantial value creation opportunity

The real estate is worth more separated from Darden.

- Along with Green Street, we have looked at a variety of valuation scenarios, including:

  - A location-by-location analysis of appropriate rent and cap rates (the "Base Case")

  - Supportable Rent

  - Precedent Transactions

  - A Public REIT multiple-based valuation

Real Estate Value Creation Summary					
	Cap Rate-based Valuations			Public REIT	
	Base Case	Supportable Rent	Precedent Transactions	Low	High
Total Real Estate Value	$3,878	$4,595	$4,265	$3,636	$4,617
Less: Value of Properties Inside Darden	($2,672)	($3,150)	($2,906)	($2,633)	($2,962)
Potential Value Creation	$1,207	$1,445	$1,359	$1,002	$1,655
Real Estate Value Creation per Share [1]	*$9.19*	*$11.01*	*$10.35*	*$7.64*	*$12.61*

Debt Breakage Costs [2]   We believe it is possible to structure a scenario with minimal debt breakage

The potential value creation is calculated as the value of the real estate less the value that we believe Darden currently recognizes from its effective "rent subsidy"

- The basis for each of these valuation methodologies is described in detail in the pages that follow.

Darden's properties are worth more separated from Darden than the rent "subsidy" is worth inside of Darden.

(1) *Does not include substantial operational value creation opportunities. We will issue a separate presentation on these opportunities prior to the Special Meeting*

(2) *See debt breakage analysis in Section V*

STARBOARD VALUE®

6

Numerous feasible structures

We believe that there are a number of highly attractive alternatives to realize value from Darden's real estate.

① **An outright sale of the properties, either in whole or in part**

② **A spin-off of all of Darden's real estate or just the fully owned ("Fee Simple") properties as a publicly traded REIT**

③ **A tax-efficient sale or merger with another REIT**

- For each of these business alternatives, there are a variety of specific transaction structures that could be used.
- We will demonstrate illustrative structures that will allow Darden to:
    - Maintain its current dividend while reducing the payout ratio of the operating company
    - Maintain the company's investment grade rating, as well an investment grade rating for the REIT, if desired
    - Minimize breakage costs

Darden can create significant value for shareholders through any of the alternatives above.

II.   Overview of Darden's real estate

Overview of Darden’s real estate

Darden owns significantly more real estate than its peers.

- 1,058 locations with fully owned land and buildings (the “Fee Simple” properties).
- 857 locations where Darden owns a building on leased land (the “Ground Leased” properties).
- 275 locations are fully leased, representing just 13% of Darden’s portfolio.

Darden



Darden leases from third-party real estate owners and has no stake in the real estate value.
Leased Locations 13%
Owned Locations 48%
Ground Leased Locations 40%
Darden has a fee interest in a significant percentage of its assets.
Darden leases the land from third-party real estate owners and owns the building and fixtures until the land lease expires. Darden may be able to recognize a portion of the real estate value via a secondary lease.

Note: % breakdown by store count.
Source: Company disclosure.

Source: Green Street Advisors

Peers



Fee Simple, 15.2%
Ground Leased, 10.9%
Fully Leased, 73.9%

Source: Company filings.

Peer group includes BBRG, TXRH, RT, RRGB, EAT, CAKE, BLMN, and BWLD; BWLD leases the land and building for all sites or utilizes ground leases, but does not specify the number of ground leases.

The majority of Darden’s stores are either Fee Simple or Ground Leased.

Darden’s peers have all decided that they are in the restaurant business – why does Darden insist it needs to be in the real estate business as well?

STARBOARD VALUE®

Overview of Darden's real estate – geographies

Darden's geographic footprint extends to nearly every significant market in the United States and Canada.

- The overall portfolio is weighted toward the Southern and Eastern U.S., with significant concentrations in Texas and Florida.



Brand	Top Three States (% of Stores)		
Olive Garden	TX (10%)	FL (9%)	CA (9%)
Red Lobster	FL (9%)	TX (8%)	CA (6%)
Longhorn Steakhouse	GA (13%)	FL (12%)	PA (6%)
Capital Grille	FL (17%)	TX (9%)	NY (8%)
Bahama Breeze	FL (35%)	NJ (14%)	NY (8%)
Yard House	CA (39%)	FL (12%)	GA (8%)
Eddie V's	TX (50%)	CA (16%)	FL (16%)
Seasons 52	FL (24%)	CA (14%)	TX (9%)

Source: Green Street Advisors

Geographic diversity across 8 brands.

Overview of Darden's real estate – markets

By studying income and population density within a three-mile radius of each property, Green Street's valuation estimates reflect trade area demographics.

■ On average, the Company's restaurants are located in markets with notably superior demographics relative to the average triple-net lease REIT.



Source: Green Street Advisors

Darden has strong locations.

Overview of Darden's real estate – Fee Simple properties

The biggest portion of Darden's real estate portfolio is the Fee Simple properties.

- Fee Simple is the highest ownership interest possible in real property.

    – For these properties, Darden fully owns the land and buildings.

    – The word "fee" is derived from fief, meaning a feudal landholding.

- Red Lobster and Olive Garden are the biggest holders of Fee Simple properties.



Source: Company filings

- Green Street valued the Fee Simple properties based on an estimated cap rate and rent per square foot.

Overview of Darden's real estate – Ground Leased properties

Under a typical ground lease, the tenant (i.e., restaurant operator) pays to construct a building on leased land, and pays rent to the land owner.

- The rent paid by the tenant is lower than the full market rent paid on a fully leased property, since the tenant is only leasing the land.

    - The difference between the rent paid by the tenant on the ground lease and the market rent for a fully leased property is income that an owner of only the building could in theory earn by renting it out via a "Second Lease."

    - Green Street assumed a higher cap rate on the income from Second Leases than on Fee Simple properties.

- Ground leases are typically structured to be long term (often longer than the depreciable life of the building) so that the lessee, who is typically responsible for constructing and maintaining a building on the site, can recoup its investment.

    - Ground leases are typically structured to have a lengthy initial lease term, followed by multiple lease extension options with fixed rental rate increases.

    - The land owner is typically not responsible for (1) property taxes, (2) utility expenses, or (3) capital expenditures.



Source: Green Street Advisors

Overview of Darden's real estate – Ground Leased properties (cont'd)

The term remaining on Darden's Ground Leased properties is a critical input in determining the potential embedded value of a Second Lease position.

- Darden's March 3, 2014 investor presentation states that the majority of its ground leases expire in less than 15 years.

    - While the Company offered no information on extension options, it is likely that Darden can control its leases for a longer period of time than 15 years (through options to extend the lease or options to purchase the underlying land).

    - Assuming the average Ground Lease has two or three 5-year options remaining, Green Street estimates that the Company can control these sites for 25-30 years on average.



Ground Leases: Remaining Term Analysis

Source: Green Street Advisors

We believe Green Street's ground lease assumptions are conservative, but it is worth noting that even if the average length of time that Darden can control these sites is substantially shorter, significant value could still be created through a transaction for the Fee Simple properties alone.

III. Valuation Analysis

Valuation analysis: Base Case – methodology

Green Street used a thorough, independent methodology to value the real estate.

- Using publicly available information, Green Street obtained a list of Darden restaurants (as shown in Appendix A).

  – Brand designation, address, and other information were captured for each location.

  – Store count, square footage, and ownership data were updated to reflect Darden's March 3, 2014 investor presentation.

- MSA (metropolitan statistical area) and demographic data were layered onto the locational data to provide a platform from which relative valuation adjustments could be made.

- A large sample of triple net lease transaction data were assembled and refined to extract a set of casual dining sales comparables for both Fee Simple and Ground Leased assets.

  – From this subset of information, preliminary conclusions regarding average building and ground lease rate characteristics were drawn.

- Green Street contacted market participants to validate and refine valuation assumptions.

- Upon finalizing baseline rent, income growth, cap rate, and other assumptions, Green Street utilized the above mentioned geographic data to derive property level valuation inputs, which were rolled up to estimate total real estate value for Darden's "casual dining" brands.

  – Darden's percentage of owned stores was applied to the estimated total real estate value to estimate the value of Darden's ownership.

- To value Ground Leased real estate, Green Street estimated a ground lease rate for each asset and subtracted that from estimated market rent to derive estimated net operating income ("NOI").

  – These values were rolled up to estimate the value of Darden's ground lease position.

Green Street's methodology is transparent and market-focused.

Valuation analysis: Base Case – lease and cap rates

Using comparable transactions and Green Street's proprietary retail lease and cap rate databases, localized valuation inputs were developed.

- For the Fee Simple properties, cap rate estimates range from mid-5% to low-8%. Lease rate estimates range from approximately $15 to $42 per square foot per year.

- Green Street assumed that the breakdown of Darden's owned and Ground Leased assets are in markets that are consistent with the Company's overall geographic exposure.

- Values per square foot in the lowest valued region, the Midwest, are roughly half the value of the highest value region, the West.



Source: Green Street Advisors

Green Street valued stores in each market using the appropriate metrics.

Valuation analysis: Base Case – key assumptions

Conservative assumptions support realistic valuation.

- Green Street assumed that all 161 premium brand locations (Capital Grille, Eddie V's, Wildfish Seafood Grille, Yardhouse, and Season's 52)[1] are fully leased or Ground Leased (if any of these are owned, the value would be higher).
  - All of the owned locations are assumed to be Red Lobster, Olive Garden, LongHorn, or Bahama Breeze, which we believe is conservative, since those brands have lower AUVs than the premium brands and therefore lower per-store values.
- Green Street assumed that the breakdown of Darden's owned and Ground Leased assets are in markets that are consistent with the Company's overall geographic exposure.



Own vs. Lease	%
Owned sites	48%
Ground Leased Sites	40%
Leased sites	13%

Casual Dining Brands	Total SF	Stores	Avg SF/Store
Red Lobster	5.1MM	681	7,414
Olive Garden	7.0MM	831	8,377
Bahama Breeze	0.4MM	37	10,048
Longhorn Steakhouse	2.6MM	453	5,710

Source: Green Street Advisors

Total for both owned and leased locations

% of owned square footage

Green Street used square footage information for each brand to inform their valuation.

(1) Although Bahama Breeze is part of SRG, for purposes of the real estate valuation Green Street refers to it as a casual dining brand, since its locations are more similar to the other casual dining brands than to the "premium" brands

STARBOARD VALUE®

18

Valuation analysis: Base Case – key assumptions (cont'd)

Conservative assumptions support realistic valuation.

- For Fee Simple stores, value is based on a cap rate and rent per square foot.

- For Ground Leased stores, rental income is based on a "Second Lease" position, which reflects the rent that would be paid on a fully-owned store less the rent paid on the ground itself.

Owned Real Estate		Ground Leased Real Estate	
Average Lease Rate	$27.10	Average Market Rent	$29.59
Average Cap Rate	7.1%	Average Market Cap Rate	7.1%
Average Value PSF	$383	Average Ground Lease Rent	$18.95
Est. Year-1 NOI ($mil)	$219	Average Ground Lease Cap Rate	6.0%
		Second Lease Position	
		Implied Cap Rate on Second Lease Position	8.8%
		Cap-ex as a % of NOI	0.8%
		Annualized NOI Growth	1.9%
		Average Remaining Lease Term	27 Yrs
		Discount Rate	10.3%

Lease and Cap Rate Summary



Source: Green Street Advisors

	Fee Simple	Second Lease
Rent / sq. ft.	$27.10	$10.65
Cap Rate	7.1%	8.8%

STARBOARD VALUE®

19

Valuation analysis: Base Case – Fee Simple real estate

Applying the Company's ownership information to Green Street's valuation model implies a value of approximately $3.1 billion just for Darden's Fee Simple real estate, not including the value of Ground Leased real estate.

- Of the owned locations, 1,037 are Red Lobster, Olive Garden, and Longhorn.

  - Conservatively assumes all of the remaining 21 owned locations attributed to SRG are Bahama Breeze.

Locations Owned		
Premium Brand Locations	161	7%
Casual Dining Brand Locations	2,029	93%
Total Darden Locations	2,190	100%
Percentage of Locations Owned		48%
Number of Stores Owned		1,058
% of Casual Dining Brand Locations Owned		51%

Source: Green Street Advisors

Owned Real Estate Valuation Summary	
Total Square Footage of All Locations	16.9
Square Footage of Casual Dining Brands	15.7
% of Casual Dining Brand SF Owned	51%
Owned Square Footage	8.1
Average Market Lease Rate (NNN) PSF	$27.10
Average Cap Rate	7.1%
Total Year-1 NOI	$219
Owned Real Estate Value ($MM)	$3,095
Owned Value PSF	$383

In a base case, the Fee Simple properties are worth approximately $3.1 billion.

Valuation analysis: Base Case – Ground Leased real estate

Green Street used assumptions for the cap rate and growth rate of ground leases to derive a "discount rate" for valuing the "Second Lease" position on a ground lease.

- Owners are estimated to require a 7.1% cap rate to own both the land and the building. Given that Ground Lease cap rates are 6.1%, the required cap rate on Second Leases must be sufficiently high so that when combined with a Ground Lease they blend to a 7.1% cap rate.
- Given Green Street's owned asset and Ground Leased cap rates of 7.1% and 6.1%, respectively, a cap rate on secondary leases of 8.8% was implied. Applying minimal cap-ex, an 8.7% year-1 yield was derived.
- Assuming 1.9% NOI growth over time[1], a discount rate of 10.3% on secondary lease cash flows was determined.

Secondary Lease Cap Rate Analysis



7.1%
6.1%
8.8%
0.1%
8.7%
&
Owned Cap Rate
Ground Leased Cap Rate
Second Lease Cap Rate
Cap-ex
Year-1 Cash Yield
1.9% Long-term NOI Growth
=
10.3% Discount Rate

Green Street's valuation fully reflects the secondary ownership position of a ground lease holder.

[1] Assumes 10% rent bumps every five years.
Source: Green Street Advisors.

Valuation analysis: Base Case – Ground Leased real estate

Applying the Company's ground lease information to Green Street's valuation model implies a value of approximately $783 million for Darden's Ground Leased real estate.

- While owned locations offer the benefit of a potentially infinite cash flow stream, buildings on ground leases revert back to the landlord upon expiration of the lease. This is why ground leases tend to be very long-term and have relatively low contracted rental rate increases.

Locations Ground Leased		
Premium Brand Locations	161	7%
Casual Dining Brand Locations	2,029	93%
Total Darden Locations	2,190	100%
Percentage of Locations Ground Leased	40%	
Number of Stores Ground Leased	857	
% of Casual Dining Brand Locations		
Ground Leased	41%	
% of Premium Brand Locations		
Ground Leased	19%	

Source: Green Street Advisors

Summary of Secondary Lease Value	
Total Square Footage of All Locations	16.9
% of SF Ground Leased Locations	37%
Total Ground Leased SF	6.3
Average Market Lease Rate (NNN) PSF	$29.59
Average Ground Lease Rate	$18.95
Implied Secondary Lease Rate	$10.65
Implied Cap Rate on Secondary Lease	8.8%
Cap-ex as a % of NOI	0.8%
Annualized NOI Growth Rate	1.9%
Discount Rate	10.3%
Year-1 NOI	$74
Average Lease Term Remaining	25-30 Yrs
Secondary Lease Value	**$783**

Ground leases are highly valuable as well, though valuing and monetizing ground leases does have additional complications.

Valuation analysis: Base Case – Summary

In a base case, Green Street values the Fee Simple properties at approximately $3.1 billion and the Ground Leased properties at approximately $0.8 billon.



Darden Real Estate Value Summary
$3,095
$783
$3,878
Est. Value of Owned Assets
Est. Value of Ground Leased Assets
Total Real Estate Value
Est. Value of Owned Assets
Est. Value of Ground Leased Assets
20%
80%

Source: Green Street Advisors

Green Street's base case valuation for the real estate is $3.9 billion.

STARBOARD VALUE®

Valuation analysis: Supportable Rent

In order to validate the Base Case, we analyzed the expected rent coverage in the Base Case and the maximum supportable rent.

- According to Green Street, EBITDAR / rent coverage of 2.25x to 2.50x is often deemed adequate by net lease investors.
  - This coverage range implies that the Darden operating company ("OpCo") would have the ability to pay between $30 and $37 / sq. ft. based on FY 2015 consensus EBITDA.
  - If our margin improvement initiatives[1] are successful, this could raise the supportable-rent range to $35-45/sq. ft.

Current Lease Expense	
Operating Leases	$197
Capital Leases	$6
Total Lease Expense	$203
Less: Change in Deferred Rent	($32)
Current Cash Rent Expense	$171
Plus: Rent on Fee Simple Properties	$219
Plus: Rent on Ground Leased Properties	$74
Total Pro Forma Cash Rent	**$464**

Source: Green Street Advisors

Rent Coverage - Before Cost Reductions			
2015E Consensus EBITDA			$1,048
Plus: Current Cash Rent			$171
EBITDAR			$1,219
Pro Forma Rent			$464
EBITDAR / Rent			*2.63x*
Supportable Rent			
Coverage Ratio	2.50x		2.25x
Supportable Rent	$488		$542
Less: Current Cash Rent	($171)		($171)
Less: Ground Lease Rent	($74)		($74)
Supportable Fee Simple Rent	**$243**		**$297**
Fee Simple Square Footage (000s)	*8,079*		*8,079*
Rent / sq. ft.	**$30.02**	**$33.37**	**$36.73**

More than adequate coverage

Generally acceptable range

This compares to the Base Case of $219 and $27.10

Rent Coverage - Pro Forma for Cost Reductions			
2015E Consensus EBITDAR	$1,219	$1,219	$1,219
Plus: Illustrative Cost Reductions	$100	$200	$300
Pro Forma EBITDAR	$1,319	$1,419	$1,519
Pro Forma Rent	$464	$464	$464
EBITDAR / Rent	*2.84x*	*3.06x*	*3.27x*
Supportable Rent @ 2.50x			
Supportable Rent	$528	$568	$608
Less: Current Cash Rent	($171)	($171)	($171)
Less: Ground Lease Rent	($74)	($74)	($74)
Supportable Fee Simple Rent	**$283**	**$323**	**$363**
Fee Simple Square Footage (000s)	*8,079*	*8,079*	*8,079*
Rent / sq. ft.	**$34.97**	**$39.92**	**$44.87**

Source: Bloomberg, Green Street, Starboard Value estimates

It is important to note that these cost reductions are illustrative – we will publish our full operating plan for Darden, which will include substantial cost reductions, among other operational improvements, prior to the Special Meeting

Analysis shows Darden can support rent well in excess of what we have assumed.

(1) Our margin improvement plan will be discussed in our presentation prior to the Special Meeting

STARBOARD VALUE®
24

Valuation analysis: Supportable Rent

A valuation based on supportable rent yields a substantial premium to the base case.

- The valuation below uses the midpoint of the rent / sq. ft. range that we believe Darden can support **before cost reductions**, per the prior slide, for the Fee Simple properties, and the base case valuation for the Ground Leased properties.

  – It uses the cap rate from the base case.



Base Case	
Rent / sq. ft.	$27.10
Fee Simple Square Footage (000s)	*8,079*
Total Rent	$219
Cap Rate	*7.1%*
Value	**$3,095**
Implied EBITDA Multiple	*14.1x*
Plus: Ground Lease Value (base case)[1]	$783
Implied EBITDA Multiple	*10.6x*
Total Real Estate Value	**$3,878**

Supportable Rent Valuation	
Rent / sq. ft.	$33.37
Fee Simple Square Footage (000s)	*8,079*
Total Rent	$270
Cap Rate	*7.1%*
Value	**$3,812**
Implied EBITDA Multiple	*14.1x*
Plus: Ground Lease Value (base case)[1]	$783
Implied EBITDA Multiple	*10.6x*
Total Real Estate Value	**$4,595**

  – Again, it is important to note that we believe that with cost reductions Darden could support rent substantially in excess of even the highest end of the rents we have assumed in any of our valuations; however, the maximum supportable rent may be higher than market rent in some instances.

The supportable rent valuation yields a total real estate value of approximately $4.6 billion.

(1) The rent coverage statistics used on the prior page assume the Base Case rent on ground leases, so the Base Case ground lease valuation is used.

STARBOARD VALUE®

Valuation analysis: Precedent Transactions

Green Street analyzed a set of precedent transactions for properties comparable to Darden's.

Posted On	Property Name	State	Cap Rate	Price	Price PSF	Rent PSF
12/9/13	Carrabbas Italian Grill	AL	7.0%	$1,335,715	$209	$14.60
12/7/13	Buffalo Wild Wings	NM	7.5%	$3,320,000	$414	$31.06
11/26/13	Buffalo Wild Wings	CT	7.5%	$4,216,000	$703	$52.70
11/20/13	Black Angus	CA	6.5%	$5,320,000	$517	$33.60
11/20/13	Black Angus	CA	6.5%	$5,240,000	$509	$33.07
11/20/13	Black Angus	CA	6.3%	$3,660,000	$358	$22.41
11/20/13	Black Angus	CA	6.3%	$5,875,000	$576	$36.02
11/20/13	Black Angus	CA	6.3%	$3,190,000	$329	$20.57
11/19/13	Hooters	MO	7.3%	$1,931,034	$471	$34.18
11/15/13	Applebee's	GA	6.7%	$3,150,000	$576	$38.54
11/12/13	Hooters	TX	7.0%	$2,640,000	$432	$30.21
11/12/13	Hooters	TX	7.0%	$2,450,000	$337	$23.62
11/12/13	Hooters	TX	7.0%	$2,075,000	$292	$20.40
11/12/13	Hooters	TX	7.0%	$2,695,000	$588	$41.20
11/12/13	Hooters	TX	7.0%	$3,425,000	$614	$42.97
11/5/13	Johnny Carinos	LA	9.5%	$1,828,000	$280	$26.58
10/28/13	Buffalo Wild Wings	CO	6.4%	$3,100,000	$563	$36.15
10/7/13	Macaroni Grill	MI	7.0%	$2,365,000	$318	$22.25
9/2/13	Denny's	AZ	6.0%	$1,416,666	$414	$24.82
8/27/13	Applebee's	GA	6.7%	$3,150,000	$576	$38.54
8/23/13	Applebee's	MI	6.9%	$2,950,000	$660	$45.69
6/14/13	Red Lobster	CA	5.1%	$3,200,000	$513	$25.99
6/3/13	Denny's	IN	7.3%	$1,594,000	$245	$17.77
5/8/13	Denny's	CO	6.3%	$2,000,000	$465	$29.30
3/27/13	Carino's Italian Grill	TX	6.8%	$3,157,358	$512	$34.58
3/27/13	Carino's Italian Grill	TX	6.8%	$3,545,941	$574	$38.74
2/4/13	Buffalo Wild Wings	ND	6.8%	$4,444,500	$741	$50.00
1/31/13	Ruby Tuesday	MI	6.5%	$1,700,000	$266	$17.23
1/28/13	Romano's Macaroni Grill	IL	7.5%	$2,310,000	$273	$20.51
11/7/12	Golden Corral	KY	8.4%	$3,690,475	$338	$28.38
11/7/12	Golden Corral	KY	8.4%	$3,896,075	$363	$30.32
11/7/12	Golden Corral	KY	8.4%	$3,690,475	$344	$28.92
3/12/12	Denny's	AZ	8.5%	$976,658	$212	$18.05
3/12/12	Applebee's	GA	7.5%	$2,936,360	$582	$43.68
11/18/11	LongHorn Steakhouse	GA	6.2%	$1,500,000	$267	$16.61
All Restaurants			**7.0%**		**$441**	**$30.55**
Average Middle 90%			**7.0%**		**$438**	**$30.17**

Source: Green Street Advisors

Although 1 store may not be indicative, a Red Lobster recently sold at a 5.1% cap rate

This compares to the base case of 7.1%

This compares to the base case of $27.10

The average rent per square foot on precedent transactions was approximately $30.

Valuation analysis: Precedent Transactions

We looked at a valuation based on the precedent transactions.

- The valuation below uses the average rent / sq. ft. and cap rate for the middle 90% of transactions identified by Green Street for the Fee Simple properties, and the base case valuation for the Ground Leased properties.



Base Case	
Rent / sq. ft.	$27.10
Fee Simple Square Footage (000s)	*8,079*
Total Rent	$219
Cap Rate	*7.1%*
Value	**$3,095**
Implied EBITDA Multiple	*14.1x*
Plus: Ground Lease Value (base case)[1]	$783
Implied EBITDA Multiple	*10.6x*
Total Real Estate Value	**$3,878**

Supportable Rent Valuation	
Rent / sq. ft.	$33.37
Fee Simple Square Footage (000s)	*8,079*
Total Rent	$270
Cap Rate	*7.1%*
Value	**$3,812**
Implied EBITDA Multiple	*14.1x*
Plus: Ground Lease Value (base case)[1]	$783
Implied EBITDA Multiple	*10.6x*
Total Real Estate Value	**$4,595**

Precedent Transactions Valuation	
Rent / sq. ft.	$30.17
Fee Simple Square Footage (000s)	*8,079*
Total Rent	$244
Cap Rate	*7.0%*
Value	**$3,482**
Implied EBITDA Multiple	*14.3x*
Plus: Ground Lease Value (base case)[1]	$783
Implied EBITDA Multiple	*10.6x*
Total Real Estate Value	**$4,265**

- We believe the 7.0% cap rate used is highly conservative, given that all of the units Darden would be selling are company-owned, rather than franchised.

  - According to Marcus & Millichap's *First Half 2014 Net-Leased Outlook*, "Corporate-owned properties can change hands in the low-6 percent range, while franchisee-occupied restaurants will trade at first-year returns approximately 150 basis points higher."

  - The precedent transactions used were a mix of both corporate-owned and franchised stores.

The precedent transactions valuation yields a total real estate value of approximately $4.3 billion.

(1) The precedent transactions did not include enough data on Second Lease transactions to provide a meaningfully different alternative than the base case, so the Base Case assumptions were used.

STARBOARD VALUE®

Valuation analysis: Public REIT

We also looked at the trading multiples of the triple-net lease REIT peers identified by Green Street as the closest peers to a potential Darden REIT.

Company	LTM	
	FFO Yield	EV / EBITDA
Agree Realty Corp.	7.3%	17.3x
American Realty Capital Properties, Inc.	7.7%	n.a.[1]
Chambers Street Properties	8.7%	20.3x
EPR Properties	7.9%	14.8x
Getty Realty Corp.	6.9%	15.5x
Gladstone Commercial Corp.	7.2%	14.7x
Lexington Realty Trust	7.6%	14.8x
National Retail Properties, Inc.	6.0%	18.5x
Realty Income Corporation	6.2%	19.9x
Select Income REIT	8.5%	14.5x
Spirit Realty Capital, Inc.	7.7%	22.9x
W. P. Carey Inc.	5.9%	27.2x
Mean	**7.3%**	**18.2x**
Median	**7.5%**	**17.3x**

Source: Capital IQ, Stifel, Nicolaus & Company Research

(1) Excludes ARCP LTM multiple of 98.4x, adjusted for Cole Real Estate Investments merger

- It is important to note that REIT investors will also look at funds from operations (FFO) and dividend-based valuations.

  - Since those valuations depend on the exact capital structure chosen, we have valued the public REIT based on EBITDA; in Section VI, when we discuss hypothetical capital structures, we will also show an illustrative FFO yield.

Public REIT peers trade at significantly higher valuations than we have assumed in the Base Case.

Valuation analysis: Public REIT

A valuation of a public REIT spin-off based on the average trading comparables yields a premium to the Base Case.

- The valuation uses a conservative multiple range that is a discount of approximately 15-25% to the LTM multiples of the triple-net REIT peer group, to account for possible concerns about tenant concentration.

  - In the event that only the fee-simple real estate is spun off, we believe the REIT would trade at a slightly higher multiple than we have assumed in the full REIT valuation, but obviously with fewer properties.

	Low	High
Median Peer Multiple	18.2x	18.2x
Assumed Discount	*25.0%*	*15.0%*
Public REIT Valuation Multiple	13.7x	15.5x

Base Case	
Rent / sq. ft.	$27.10
Fee Simple Square Footage (000s)	*8,079*
Total Rent	$219
Cap Rate	*7.1%*
Value	**$3,095**
Implied EBITDA Multiple	*14.1x*
Plus: Ground Lease Value (base case)[1]	$783
Implied EBITDA Multiple	*10.6x*
Total Real Estate Value	**$3,878**

Supportable Rent Valuation	
Rent / sq. ft.	$33.37
Fee Simple Square Footage (000s)	*8,079*
Total Rent	$270
Cap Rate	*7.1%*
Value	**$3,812**
Implied EBITDA Multiple	*14.1x*
Plus: Ground Lease Value (base case)[1]	$783
Implied EBITDA Multiple	*10.6x*
Total Real Estate Value	**$4,595**

Precedent Transactions Valuation	
Rent / sq. ft.	$30.17
Fee Simple Square Footage (000s)	*8,079*
Total Rent	$244
Cap Rate	*7.0%*
Value	**$3,482**
Implied EBITDA Multiple	*14.3x*
Plus: Ground Lease Value (base case)[1]	$783
Implied EBITDA Multiple	*10.6x*
Total Real Estate Value	**$4,265**

Public REIT Valuation	Low	High
Rental Income		
Fee Simple[2]	$219	$244
Ground Leased	$70	$80
Total Rental Income	$289	$324
Less: SG&A[3]	($23)	($26)
EBITDA	$266	$298
EBITDA Multiple	*13.7x*	*15.5x*
Enterprise Value	**$3,636**	**$4,617**



The Public REIT valuation yields a total real estate value of approximately $3.6-4.6 billion.

(1) Base case used for the three cap rate-based valuations

(2) Low based on Base Case and High based on Precedent Transactions. If Supportable Rent were used, the High would increase to approx. $5bn

(3) Estimated as 8% of Rental Income, on par with similarly-sized REITs that have a large retail mix and an active M&A focus, such as NNN, O, and SRC; note that Green Street's NOI number is net of all property expenses, so there should be no additional operating expenses aside from SG&A

STARBOARD VALUE®

Valuation analysis: summary

Various methodologies support real estate value.

- Along with Green Street, we have looked at a variety of valuation scenarios, including a location-by-location analysis of appropriate rent and cap rates (Base Case), Supportable Rent, Precedent Transactions, and Public REIT analyses.

- Based on these analyses, we believe the real estate is worth approximately $4 billion, and possibly far more.

	Real Estate Valuation					
	Cap Rate-based Valuations					
	Base Case	Supportable Rent	Precedent Transactions	Public REIT		
Rent / sq. ft.	$27.10	$33.37	$30.17			
Fee Simple Square Footage (000s)	*8,079*	*8,079*	*8,079*			
Total Rent	$219	$270	$244		Low	High
Cap Rate	*7.1%*	*7.1%*	*7.0%*	Rental Income		
Value	**$3,095**	**$3,812**	**$3,482**	Fee Simple	$219	$244
Implied EBITDA Multiple	*14.1x*	*14.1x*	*14.3x*	Ground Leased	$70	$80
				Total Rental Income	$289	$324
Plus: Ground Lease Value (base case)	$783	$783	$783	Less: SG&A[1]	($23)	($26)
Implied EBITDA Multiple	*10.6x*	*10.6x*	*10.6x*	EBITDA	$266	$298
				EBITDA Multiple	*13.7x*	*15.5x*
Total Real Estate Value	**$3,878**	**$4,595**	**$4,265**	**Enterprise Value**	**$3,636**	**$4,617**

Source: Green Street Advisors, Starboard Value Estimates
(1) Estimated as 8% of Rental Income, on par with similarly-sized REITs that have a large retail mix and an active M&A focus, such as NNN, O, and SRC; note that Green Street's NOI number is net of all property expenses, so there should be no additional operating expenses aside from SG&A

Our valuation methodologies demonstrate a value of $3.6-4.6 billion for Darden's real estate.

Valuation analysis: sensitivity

We sensitized our valuation over a wide range of assumptions.

- The tables below show how our valuation would vary based on different assumptions.

For the per cap rate-based valuations (Base Case, Supportable Rent, Precedent Transactions), we vary the rent / sq. ft. and cap rate on the Fee Simple properties

We then add the base case value for the Ground Leased properties to get the total real estate value for each set of assumptions

For the Publicly Traded REIT valuation, we vary the EBITDA and EBITDA multiple

Valuation Sensitivity

Fee Simple Properties — Cap Rate

Rent / sq. ft.	$26.00	$27.00	$28.00	$29.00	$30.00	$31.00	$32.00	Implied EBITDA Multiple
7.5%	$2,801	$2,908	$3,016	$3,124	$3,232	$3,339	$3,447	13.3x
7.3%	$2,877	$2,988	$3,099	$3,209	$3,320	$3,431	$3,541	13.7x
7.1%	$2,959	$3,072	$3,186	$3,300	$3,414	$3,527	$3,641	14.1x
6.9%	$3,044	$3,161	$3,278	$3,396	$3,513	$3,630	$3,747	14.5x
6.7%	$3,135	$3,256	$3,376	$3,497	$3,617	$3,738	$3,859	14.9x

Plus: Ground Lease Value	$783	$783	$783	$783	$783	$783	$783

Cap Rate Based Valuation — Cap Rate

Rent / sq. ft.	$26.00	$27.00	$28.00	$29.00	$30.00	$31.00	$32.00
7.5%	$3,584	$3,691	$3,799	$3,907	$4,015	$4,122	$4,230
7.3%	$3,660	$3,771	$3,882	$3,993	$4,103	$4,214	$4,325
7.1%	$3,742	$3,855	$3,969	$4,083	$4,197	$4,310	$4,424
6.9%	$3,827	$3,944	$4,061	$4,179	$4,296	$4,413	$4,530
6.7%	$3,918	$4,039	$4,159	$4,280	$4,401	$4,521	$4,642

Publicly Traded REIT — EBITDA Mult.

EBITDA	$250	$260	$270	$280	$290	$300	$310
12.0x	$3,000	$3,120	$3,240	$3,360	$3,480	$3,600	$3,720
13.0x	$3,250	$3,380	$3,510	$3,640	$3,770	$3,900	$4,030
14.0x	$3,500	$3,640	$3,780	$3,920	$4,060	$4,200	$4,340
15.0x	$3,750	$3,900	$4,050	$4,200	$4,350	$4,500	$4,650
16.0x	$4,000	$4,160	$4,320	$4,480	$4,640	$4,800	$4,960

Even at the lowest end of the range, the real estate has substantial value.

STARBOARD VALUE®

Valuation analysis: value creation

Under a variety of valuation methodologies, the real estate is worth more separated from Darden.

- When looking at a real estate separation, it is not only the absolute value of the real estate that is important, but the difference between the real estate value and what the effective "rent subsidy" is worth inside the Company.

Real Estate Value Creation

	Cap Rate-based Valuations			Public REIT	
	Base Case	Supportable Rent	Precedent Transactions	Low	High
Total Real Estate Value	**$3,878**	**$4,595**	**$4,265**	**$3,636**	**$4,617**
Additional Rent Paid by Darden	$293	$344	$318	$289	$324
Less: Reduced Real Estate costs	($10)	($10)	($10)	($10)	($10)
Darden EBITDA Reduction	$283	$334	$308	$279	$314
Darden EBITDA Multiple	*9.4x*	*9.4x*	*9.4x*	*9.4x*	*9.4x*
Lower Value on OpCo	$2,672	$3,150	$2,906	$2,633	$2,962
Potential Value Creation	**$1,207**	**$1,445**	**$1,359**	**$1,002**	**$1,655**
Value Creation per Darden Share	***$9.19***	***$11.01***	***$10.35***	***$7.64***	***$12.61***

Before cost reductions

Gross value from each valuation case

Value of "rent subsidy" to Darden

The difference between the gross real estate value and the value of the "rent subsidy" is the potential value creation

- The potential value creation above is before any tax leakage or debt breakage costs.
  - In Section VI, we discuss several transaction scenarios that we believe could effectuate the above value; in each of those scenarios, we account for estimated tax leakage, if applicable.
  - As discussed in detail in Sections V and VI, we believe that each of our transaction scenarios could be completed with minimal-to-no debt breakage costs, and we suggest structuring options for each transaction scenario that could minimize breakage costs.
  - In the most likely scenarios, we believe debt breakage costs would be in the $0-20 million range, net of taxes. We do not believe there are any realistic scenarios where debt breakage would prevent a real estate transaction from creating value, as we discuss in Section V.

There is a substantial value creation opportunity, because the rent on Darden's properties is worth substantially more to a real estate owner than inside of Darden.

STARBOARD VALUE®

Valuation analysis: value creation sensitivity

We looked at the potential for value creation under a variety of scenarios.

- Management has argued that a real estate transaction does not make sense because a Darden REIT may not achieve the same valuation multiple as other publicly traded triple-net REITs.

  - We believe our analysis, based on **extensive research by Green Street** and other real estate experts, **demonstrates that a real estate separation would create meaningful value**.

  - As the sensitivity table shows, **even at a significant discount to our already-discounted valuation**, a real estate separation **still creates meaningful value** for Darden shareholders.

- Potentially trading at a discount to peers is not an argument against separating the real estate.

  - The question is where the REIT would trade relative to Darden's current multiple or New Red Lobster's expected multiple.

  - **Management is arguing the wrong point.**

- Although management has refused to share the assumptions used in their own real estate analysis, we believe it is clear that **over any range of reasonable assumptions a real estate separation creates substantial value**.

Valuation Creation Sensitivity[1]

		Rent / sq. ft.						
		$26.00	$27.00	$28.00	$29.00	$30.00	$31.00	$32.00
Cap Rate Based Valuation	Cap Rate 7.5%	$1,695	$1,727	$1,758	$1,789	$1,821	$1,852	$1,884
	7.3%	$1,772	$1,806	$1,841	$1,875	$1,909	$1,944	$1,978
	7.1%	$1,853	$1,890	$1,928	$1,965	$2,003	$2,040	$2,078
	6.9%	$1,939	$1,979	$2,020	$2,061	$2,102	$2,143	$2,184
	6.7%	$2,030	$2,074	$2,118	$2,162	$2,207	$2,251	$2,295

		EBITDA						
		$250	$260	$270	$280	$290	$300	$310
Publicly Traded REIT	EBITDA Mult. 12.0x	$734	$760	$785	$811	$837	$862	$888
	13.0x	$984	$1,020	$1,055	$1,091	$1,127	$1,162	$1,198
	14.0x	$1,234	$1,280	$1,325	$1,371	$1,417	$1,462	$1,508
	15.0x	$1,484	$1,540	$1,595	$1,651	$1,707	$1,762	$1,818
	16.0x	$1,734	$1,800	$1,865	$1,931	$1,997	$2,062	$2,128

(1) Value Creation equals value from the prior slide less the value of that same income inside of Darden at 9.4x EBITDA, and is therefore net of the "rent subsidy" that Darden currently enjoys

If so much value could be created through a real estate separation, why is management fighting it so hard...

Management's incentives with regard to the real estate appear to conflict with shareholders'

Management gets a *perceived* benefit from owning real estate.

- Since Darden owns substantially more real estate than peers, Darden's reported operating expenses are meaningfully understated compared to peers, and Darden's margins are therefore overstated.

- Excluding the rent "subsidy" that Darden currently gets from owning its properties, Darden's operating performance is **substantially below peers**.

  - We believe fully-leased EBITDA is the best metric by which to judge Darden's operating performance, as opposed to the earnings generated through site selection and capital investment in real estate.

  - To calculate fully-leased EBITDA, we adjusted Darden and each of its peers' EBITDA assuming that they pay full market rent on every location that is owned or Ground Leased.



Estimated LTM EBITDA margins on a fully-leased basis *($ in millions)*

Despite high AUVs and industry leading revenue, Darden's operating performance is significantly worse than peers

Median: 10.3%

	BWLD*(1)	DFRG(2)	CAKE*	EAT	TXRH*	BBRG	RRGB*	BLMN	DRI	RT	Median
	14.9%	14.8%	12.7%	12.4%	10.3%	10.3%	9.9%	8.6%	7.4%	(0.7%)	
2013 AUVs:	$2.8	$7.3	$10.4	$3.2	$4.2	$4.1	$2.8	$3.2	**$4.1**	$1.7	**$3.2**
LTM Revenue:	$1,267	$272	$1,878	$2,861	$1,423	$411	$1,107	$4,129	**$8,740**	$1,189	**$1,267**

...is management addicted to the "subsidy" of free rent?

Source: Company filings, Capital IQ, company presentations and Green Street Advisors.
Note: Assumes $27.10/rent per square foot for owned properties and $10.65/rent per square foot for ground leased properties.
If adjusted for franchised stores, assuming a 40% margin on franchised revenue, the median EBITDA margin equals 10.3% and the average equals 9.9%.
* Denotes at leased 20% franchised properties.
(1) BWLD leases the land and building for all sites or utilizes ground leases, but does not specify the number of ground leases: no adjustment has been made.
(2) Assumes $65.00/rent per sq. for single owned property.

STARBOARD VALUE®

34

The biggest opportunity is an operational turnaround

Stripping out Darden's real estate "subsidy" reveals another large opportunity – an operational turnaround.

- The fully-leased EBITDA analysis reveals a **300 basis point margin gap** between Darden and peers.

  - There is no structural reason for this underperformance.

  - This is despite higher AUVs and greater scale than peers, both of which should enable Darden to achieve *higher* than average margins.

- *This* is the opportunity that first attracted us to Darden, and **we will address it in detail prior to the Special Meeting.**

  - We believe that this is the opportunity that Darden hired Alvarez & Marsal to analyze.

  - We have been working on a plan to address this opportunity for more than a year.

    - We have spoken to dozens of leading restaurant executives who have guided peers through similar turnaround opportunities and who have identified areas for improvement at Darden.

    - We have retained a highly qualified group of advisors, with expertise directly relevant to Darden's current situation, to assist us in refining our operating plan.

    - We have retained a leading operationally-focused consulting firm to identify additional areas for improvement.

- If Darden can address this opportunity, **it can realize value for its real estate** *and* **still maintain margins similar to the current reported margin.**

If Darden can execute on the operational opportunities that we will discuss prior to the Special Meeting, the potential for value creation is even greater than the value creation available through a real estate separation alone.

Importantly, we believe these operational changes should be made <u>in addition to</u> a real estate transaction, not instead of one.

STARBOARD VALUE®

IV. Management's objections are not compelling

Management's objections are not compelling

Although management has objected to spinning off or selling real estate, we believe their arguments are misguided, and that Darden is in fact an ideal candidate to create value through a real estate transaction.

	Management's Statement	**Our view**
Loss of control	■ "Significant loss of control"	■ Darden can approve the structure of the leases, since they will be de novo
		■ Triple-net leases afford flexibility in regard to remodels, rebranding, etc.
	■ "Darden and the landlord may have diverging objectives"	■ Peers have no trouble with "control" of leased locations (peers lease the vast majority of locations)
Potential lease liabilities	■ "Inhibits ability to easily close or relocate underperforming units"	■ Likelihood of needing to close a large number of locations is low
		■ Cost of potentially paying out lease on a small number of locations at some indefinite point in the future is immaterial compared to value created through a separation, and would in fact merely represent a return of a small portion of the value that shareholders had already received for those properties
		■ Locations that would lose a substantial amount of money if they had to pay market rent should be closed now, and the properties should be sold outright
		■ Questionable locations could be held back or structured as shorter leases with an option, giving the location time to attempt a turnaround before a decision must be made

If a significant numbers of locations fall into this bucket, that could actually represent upside to our valuation, as it would imply that the rest of the locations are more profitable than we are assuming

The standard arguments against separating the real estate are not compelling.

STARBOARD VALUE®

Management's objections are not compelling (cont'd)

	Management's Statement	Our view
Lower margins	■ "Rent burden hurts margins and inhibits flexibility" ■ "Diminished capacity to return capital to shareholders" ■ "No longer insulated from rising rent environment"	■ We view revealing Darden's true operational inefficiencies as an opportunity to begin a turnaround (the first step is admitting there is a problem) ■ Pro forma for our cost savings plan, Darden should be able to achieve margins similar to its current reported margins ■ Darden needs to look at the total cash flow profile of the real estate and the OpCo, which will be substantially higher given the REIT tax savings ■ Darden could sign long-term leases with predictable escalators

Debt related costs	■ "Significant friction costs"
	
	■ "Likely loss of investment grade rating"
	
	■ "Reduced access to credit markets"
	
	■ "Sale / leaseback is effectively an expensive form of secured debt financing"
		■ Significant debt breakage costs are unlikely, as shown by independent experts and demonstrated in section V
		
		■ Ratings downgrade only likely if transaction is poorly structured with the OpCo assuming most/all of the debt
		   – In the case of a REIT spin-off, more after-tax cash flow and a debt-friendly structure mean more debt capacity and lower rates
		   – In the case of a sale, cash could be used to pay down debt if management desired
		
		■ Peers lease all or most of their real estate, yet can issue debt at similar yields
		
		■ While that may be a nice sound-bite, it is simply not true. Management spent *shareholders'* money to acquire properties, and leases are not a debt substitute, they are a debt *and equity* substitute – it is not about increasing leverage, it is about putting the assets in the hands of those who value them the most

None of management's concerns show why a real estate separation is not in the best interests of <u>shareholders</u>.

V. Bond covenant analysis

Management has misled shareholders regarding potential debt breakage costs

Management has not supported its claims that a real estate transaction would involve substantial debt breakage costs.

- Management has said that Darden would have to pay $300-400 million in Make-Whole Payments[1], because a real estate transaction would necessitate refinancing Darden's approximately $2.5 billion in debt.

    - Management has suggested that these Make-Whole Payments would be required under any potential strategy to realize value for Darden's real estate.

WE DISAGREE

(1) A Make-Whole Payment is a payment to a bondholder at a price equal to the present value of the remaining interest and principal payments discounted at a specified rate (usually a U.S. Treasury rate plus a certain number of basis points). This can occur when a bond covenant amendment might be required to facilitate a corporate action but bondholders do not wish to consent, and so an indenture allows the issuer the option of paying a Make-Whole Payment to eliminate the bond.

Management has misled shareholders regarding potential debt breakage costs (cont'd)

Management has claimed that a real estate transaction would entail substantial debt breakage costs, but has declined to provide details as to why.

- Management has declined to provide details on why it believes a real estate transaction would necessitate costly Make-Whole Payments on all of Darden's debt.

  - It appears to us that management is looking only at the worst case scenario for a poorly-structured sale or spin-off of all of Darden's real estate under which neither the operating company nor the real estate company would have the optimal capital structure.

  > **Greg Hessler, Bank of America:** "Can you highlight just sort of what, _specifically_, you're seeing in your bond or your debt covenants that would require you to make whole the capital structure?"
  >
  > **Brad Richmond:** "We think it's fairly clear in there that _to the degree that we would need to pay off those bonds_, there are certain provisions that those costs that we would have to incur. So we're fairly certain that those are there, and those are obligations that we would need to fulfill."
  >
  > _- Q3 Earnings Call, March 21, 2013_

  - But _does_ Darden **need** to pay off all of the bonds?

    - We don't think so.

  Shareholders and analysts alike have been frustrated by management's unsupported claims.

Management has misled shareholders regarding potential debt breakage costs (cont'd)

The Company's statements seem to contradict the findings of leading covenant experts who have examined Darden's bond agreements in detail, as well as the Company's prior statements to bondholders.

- For example, Covenant Review, the leading independent authority on bond and loan covenants, issued a research report dated February 28, 2014 that very clearly states that management's claims may not be accurate.

> **"Although in some scenarios it is possible that some bonds might have to be redeemed depending on what transaction occurs, we think the Company and even agitating shareholders might be overestimating the likelihood of that occurring."**
>
> *- Covenant Review, February 28, 2014*

- Therefore, for the benefit of shareholders and the Board, we have put together a brief overview of Darden's key bond covenants, as well as explanations of what the potential implications are for various transaction scenarios.

- We have also laid out some of the arguments as to why management's statements regarding Make-Whole Payments are misleading.

Darden's statements regarding debt breakage costs are highly misleading.

STARBOARD VALUE®

An overview of Darden's debt instruments

Darden has approximately $2.5 billion of long term debt.

■ The table below lays out Darden's bonds and the covenants that could impact a real estate transaction.

Debt Instrument Overview			
Debt Instrument	Principal Amount	Key Covenants	Other Notable Terms
Public Bonds due at various maturities between 2016 and 2037	$1,900	- Sale / Leaseback - Mergers - Change of Control	- No Asset Sales covenant - No Transactions with Affiliates covenant - No Restricted Payments basket - No restriction on unsecured borrowing - No Financial covenants
Private Bonds due 2019 and 2024	$300	- Asset Sales - Transactions with Affiliates - Mergers - Debt / Cap - Change of Control	- No Sale / Leaseback covenant

Source: Company filings

■ The key instruments to focus on are the public bonds, which include 6 separate issues that have substantially the same covenant package.

Most of the <u>theoretical</u> breakage costs would be associated with the public bonds.

An overview of Darden's debt instruments (cont'd)

Darden's debt instruments trade at a wide range of prices and have a variety of Make-Whole prices.

- The table below lays out the key statistics for each of Darden's bonds.

Debt Instrument Overview							
			Principal	Market	Make-Whole		
Debt Instrument	Maturity	Coupon	Amount	Price	Rate[1]	Price[2]	Cost[3]
Public Bonds							
Senior Unsecured	2/1/2016	7.125%	$100	111.3	T + 12.5bp	111.6	$11.6
Senior Unsecured	10/15/2017	6.200%	$500	113.8	T + 25bp	116.1	$80.6
Senior Unsecured	10/15/2021	4.500%	$400	100.5	T + 40bp	112.0	$47.8
Senior Unsecured	11/1/2022	3.350%	$450	89.0	T + 30bp	104.7	$21.2
Senior Unsecured	8/15/2035	6.000%	$150	101.6	T + 35bp	133.3	$49.9
Senior Unsecured	10/15/2037	6.800%	$300	110.8	T + 35bp	146.5	$139.5
Private Bonds							
Senior Unsecured	8/1/2019	3.790%	$80	100.1	T + 50bp	106.9	$5.5
Senior Unsecured	8/1/2024	4.520%	$220	95.2	T + 50bp	111.6	$25.6

These costs appear high, but the likelihood of having to pay them is low

These payments are more likely

Source: Bloomberg, Company Filings
(1) T = the appropriate Treasury rate for the maturity of each bond
(2) Calculated as the present value of the principal and interest payments on $100 of face value discounted at
the Make-Whole Rate, if the bonds were repaid *today*, per Bloomberg
(3) Calculated as the premium to face value if the entire issue is repaid *today* at the Make-Whole Price

- The table above shows the approximate maximum potential payment required to repay each of Darden's bonds, before offsetting tax savings

  - It is important to note that since this is based on a present value calculation, the Make-Whole cost should decline over time and with every coupon payment; further, it would decline significantly if long-term treasury rates rise modestly

Despite management's claims, we believe it is unlikely that Darden would need to pay the Make-Whole Payments for the public bonds in the table above.

STARBOARD VALUE®

44

An overview of Darden's key covenants – private bonds

The covenants on the private bonds are more restrictive, but the Make-Whole Payments are modest.

Private Bonds - Key Covenant Overview			
Covenant	**Triggering Event**	**Implications**	**Our View**
Asset Sales	Disposition of >30% of Consolidated Total Assets in any 1 _fiscal_ year in a transaction that does not also trigger the Mergers covenant	Event of Default, most easily cured through repayment of the bonds at a Make-Whole Amount	- May be difficult to avoid in a outright sale of the entire real estate portfolio to 1 party in 1 transaction - Borderline if only the fee simple properties are sold - Unlikely to be triggered if the real estate is sold over time in multiple transactions, or if a sale to a single party can be split into 2 transactions that occur in different fiscal years - Would not be triggered in a REIT spin-off that triggered the Mergers covenant - In a worst case, the total Make-Whole Payments on the private bonds would only be ~$30 million, before offsetting tax savings
Mergers	Transfer of Darden's assets "substantially as an entirety"	Debt becomes an obligation of the entity to which assets were transferred	- There are numerous ways to avoid triggering this covenant - Even if triggered, the consequences are not necessarily adverse
Change of Control	50% Ownership and Continuing Directors tests	Bonds are puttable at 101% of par	- Not relevant to any of the real estate scenarios - Even if it were triggered, cost is immaterial
Transactions with Affiliates	Transactions with affiliates not in the ordinary course	Event of Default, most easily cured through repayment of the bonds at a Make-Whole Amount	- Difficult to avoid in a certain REIT spin-off scenarios - Questionable in a sale, depending on timing / structure
Debt / Cap	Maximum Debt / Cap ratio of 85%	Event of Default, cured through compliance or repayment of the bonds	- Unlikely to be triggered if the appropriate amount of debt is left with the OpCo

Source: Company filings

In a worst case, Darden would be require to make approximately $30 million of Make-Whole Payments on the private bonds.

Private bonds

The private bonds are not an obstacle to value creation.

- In the worst case, it would cost only approximately $30 million to Make-Whole the private bonds.

    – This cost would be tax-deductible, so the net cost is closer to $20 million.

- We don't believe the private bonds will need to be repaid in every scenario…

- …But, for the sake of argument, let us assume the private bonds need to be repaid. Is this a reason not to pursue a real estate transaction?

Value Creation Even if Private Bonds are Made Whole				
	Low		**High**	
Potential Real Estate Value Creation (discussed earlier)	$1.00 bn	-	$1.60 bn	
Less: Worst case cost to Make-Whole private bonds [1]	($0.02 bn)		($0.02 bn)	
Net Value Creation	**$0.98 bn**	-	**$1.58 bn**	

(1) Net of offsetting tax savings

Clearly, the private bonds are not an issue.

Now let's focus on the public bonds.

An overview of Darden's key covenants – public bonds

The covenants on the public bonds have only limited restrictions, and we believe they would not prevent a real estate transaction.

- The table below lays out the key covenants for Darden's public bonds.

Public Bonds - Key Covenant Overview			
Covenant	**Triggering Event**	**Implications**	**Our View**
Mergers	Transfer of Darden's assets "substantially as an entirety"	Debt becomes an obligation of the entity to which assets were transferred	- There are numerous ways to avoid triggering this covenant - Even if triggered, the consequences may not be adverse, as the real estate could support substantial debt and both equity holders and bondholders may be better off if some or all of the bonds "travel" with the real estate
Change of Control	Transfer of Darden's assets "substantially as an entirety" together with a "below investment grade rating event"	Bonds are puttable at 101% of par	- We believe our plan would improve Darden's credit profile, so a rating event is unlikely
Sale / Leaseback	Sale / leasebacks greater than 10% of Consolidated Net Tangible Assets, or approx. $462m	Proceeds above this amount must be used to repay long-term debt generally; if the public bonds are repaid in this scenario, the price would be a Make-Whole Amount that could be substantially above par	- There are several ways to avoid triggering the Sale / Leaseback covenant, even in a complete real estate separation, as discussed in the pages that follow - Darden would have discretion in choosing which long-term debt instruments to repay first, given that the make-whole prices vary substantially between bonds, and new long-term debt that Darden issues may not have Make-Whole Payments (e.g., the $500 million outstanding on the '17s would cost $81 million to Make-Whole, but the $450 million outstanding on the '22s would cost just $21 million)

Source: Company filings

As we will demonstrate in more detail, the real estate scenarios we have outlined are unlikely to trigger Make-Whole Payments on the public bonds.

Public bonds: "substantially as an entirety" – Mergers Covenant

Management appears to be citing the wrong covenants when discussing breakage costs.

- Management has repeatedly told shareholders that any real estate transaction would necessitate costly Make-Whole Payments on Darden's debt because the real estate constitutes "all or substantially all" of Darden's assets.

  - First, a full REIT spin might not in fact constitute a transfer of Darden's assets "substantially as an entirety," which is the technical test.

  - Second, and more importantly, a transfer of assets "substantially as an entirety" **does not trigger Make-Whole Payments.**

    - **Instead, it triggers the "Mergers" covenant, which stipulates that the debt will become an obligation of the spin-off, rather than the parent company.**

      - This simply means that the public bonds would "travel" with the real estate, which is not necessarily an adverse consequence, as the real estate is capable of supporting substantial debt.

      - As shown in detail in Section VI, at the *average* leverage ratio of triple-net lease peers, a Darden REIT could support virtually all of the public bonds.

REIT Debt Capacity	
Darden REIT EBITDA[1]	$281
REIT Peer Average Leverage	*6.4x*
Debt Capacity	$1,798

(1) Midpoint of our estimated range

Compares to $1.9bn outstanding public bonds

Management is either confused regarding Darden's covenants or is misleading shareholders.

Public bonds: "substantially as an entirety" – Mergers Covenant

The independent Covenant Review report provides convincing support for our position on the Mergers covenant.

- Even if management argues that the Company's real estate does in fact constitute Darden's assets "substantially as an entirety", a real estate separation would not necessarily cause a violation of the Mergers covenant.

    - For example, rather than spinning off the REIT, the OpCo could be spun off instead.

    - Alternatively, "the Company could create a REIT spin-off that holds most – but not all – of the real estate assets."

- Again, it is important to note that the consequences of triggering the Mergers covenant is <u>not</u> a Make-Whole Payment, but merely that the debt will travel with the spin-off assets that constitute "substantially as an entirety."

We do not believe that the Mergers covenant in either the public or private bonds is a material concern for shareholders.

Public bonds: "substantially as an entirety" – Mergers Covenant

The Mergers and Change of Control covenants are not obstacles to value creation.

- As demonstrated earlier, if the Mergers covenant is triggered, the cost is minimal.

  - There are no Make-Wholes in this scenario.

  - The REIT could support all of the public bonds.

Value Creation Even if Private Bonds Made Whole *and* Mergers Triggered on Public Bonds			
	Low		High
Potential Real Estate Value Creation (discussed earlier)	$1.00 bn	-	$1.60 bn
Less: Worst case cost to Make-Whole private bonds[1]	($0.02 bn)		($0.02 bn)
Less: Cost if debt "travels" with spin per Mergers covenant	$0.00 bn		$0.00 bn
Net Value Creation	**$0.98 bn**	-	**$1.58 bn**

(1) Net of offsetting tax savings

Clearly the Mergers covenant is not an issue.

Now let's focus on the Change of Control covenant.

Public bonds: "substantially as an entirety" – Change of Control

Management appears to be citing the wrong covenants when discussing breakage costs (cont'd).

- Further, management has also supposedly told certain shareholders and analysts that a real estate transaction would trigger "change of control payments."

  – This argument again assumes that a full REIT spin would be a transfer of "all or substantially all of the properties or assets of the Company."

    ▪ It also assumes that a "below investment grade rating event" would happen, which we also do not believe would happen in a well-structured transaction.

  – And a "Change of Control Triggering Event", if it were to occur, **would not trigger Make-Whole Payments**, but would instead require Darden to offer to redeem the notes at 101% of par, <u>which would cost only approximately $19 million</u> above face value if all of the bonds were put.

    ▪ Since many of the bonds currently trade above 101%, <u>it is unlikely that all of them would put</u> at 101%.

- Even if they did, this is not necessarily an adverse consequence, as we believe that, post-separation, both the REIT and the OpCo could refinance at attractive rates.

  - For example, in Section VI we outline several potential capital structures for the REIT and OpCo and demonstrate that in conservative cases Darden could save tens of millions of dollars annually in interest expense, easily repaying the $19 million in Change of Control costs in year 1.

	Illustrative Cost of Debt			
	Current	**Real Estate Separation**		
	Darden[1]	**OpCo**[2]	**REIT**[2]	**Blended**
Debt	$2,551	$1,262	$1,288	$2,551
Weighted Avg. Int. Rate	*5.2%*	*3.1%*	*4.3%*	*3.7%*
Interest Payments	$133	$39	$55	$95

Annual Interest Savings	**$38**
Interest Rate Reduction	**150bp**

Source: Bloomberg, CapitalIQ, Company Filings

(1) Based on LTM reported numbers

(2) In order to be conservative, interest rates are assumed to be 20% higher than Brinker and NNN, respectively

Management is either confused regarding Darden's covenants or is misleading shareholders.

Public bonds: "substantially as an entirety" – Change of Control

The Mergers and Change of Control covenants are not obstacles to value creation.

- As a reminder, a Change of Control put requires <u>both</u> a transfer of Darden's assets "substantially as an entirety" <u>and</u> a "below investment grade rating event" – we don't think <u>either</u> of these is likely…

- …But, for the sake of argument, let us assume a Change of Control event is triggered. Is this a reason not to pursue a real estate transaction?

- Worst case the bonds are put at 101%, but:

  - We don't believe all of the bonds would put at 101%, since many of them trade above 101% – and with the right capital structure would continue to do so.

  - Even if it is an issue, the cost is just $19 million, before offsetting tax savings.

  - We would view puts at 101% as an opportunity to refinance both the REIT and the OpCo at attractive rates.

Value Creation Even if Private Bonds are Made Whole *and* Public Bonds are put at 101%	Low		High
Potential Real Estate Value Creation (discussed earlier)	$1.00 bn	-	$1.60 bn
Less: Worst case cost to Make-Whole private bonds [1]	($0.02 bn)		($0.02 bn)
Less: Worst case cost to repay public bonds @ 101% [1]	($0.01 bn)		($0.01 bn)
Net Value Creation	**$0.97 bn**	-	**$1.57 bn**

(1) Net of offsetting tax savings

Clearly the "substantially as an entirety test" for either the Mergers or the Change of Control covenants is not an issue.

Now let's focus on the Sale / Leaseback covenant.

Public bonds – Sale / Leaseback covenant

Management's current stance contradicts their prior written statements to bondholders.

- Management is on record as stating that its bond covenants do not apply to subsidiaries that are not structured as corporations – such as trusts – and therefore according to Darden itself any real estate that is in Darden's existing internal REIT or a new REIT subsidiary created by Darden **"would not be subject to any of the restrictive covenants."**

  – Management expressed this view as recently as October 2012 in the Company's final prospectus supplement for its Senior Notes due 2022 (public bonds).

  > **"These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden's subsidiaries that are not corporations."**
  >
  > *- Final Prospectus Supplement to Darden Restaurants, Inc. 3.350% Senior Notes due 2022, October 1, 2012*

  – We believe that a substantial portion of Darden's real estate is already in subsidiaries that are structured as trusts.

  – Further, the definition of an Unrestricted Subsidiary includes any subsidiary "the principal business of which consists of the owning, leasing, dealing in or development of real property."

  – Covenant Review found that "there is **no apparent limit on contributing assets to a subsidiary that would be an Unrestricted Subsidiary**."

  > **"Accordingly, Darden can contribute its real estate assets to a new subsidiary and designate that subsidiary as an Unrestricted Subsidiary. That Unrestricted Subsidiary could then sell and lease back its real estate portfolio, without having to repay debt."**
  >
  > *- Covenant Review, February 28, 2014*

Darden could easily avoid the Sale / Leaseback covenant.

Management has either forgotten about its prior written statements or is misleading shareholders.

Public bonds – Sale / Leaseback covenant

The are multiple avenues to avoid the Sale / Leaseback covenant.

- First, as discussed earlier, according to management's own written interpretation, the covenants **do not apply** to subsidiaries that are structured as trusts (and trusts currently hold real estate or real estate could be contributed to trusts).
- Second, they **do not apply** to subsidiaries "the principal business of which consists of the owning, leasing, dealing in or development of real property," – one would think a REIT fits this definition.
- Third, even if the covenants are deemed to apply to all of Darden's subsidiaries, **Darden could also avoid the Sale / Leaseback covenant by converting the parent company into a REIT and spinning the OpCo** off to shareholders.



Structure A
DRI shareholders
Darden
OpCo
REIT
Tax-free Spin-off
Structure B
DRI shareholders
Darden
OpCo
REIT
Tax-free Spin-off

  – This should avoid triggering the covenant, because Darden as the REIT "will not have sold or transferred any of their properties, and **there is no restriction on leasing those properties.**"

- In addition, even if the REIT is spun off rather than the OpCo and the covenants are deemed to apply to the subsidiaries that hold real estate, this may not constitute a sale-leaseback, as there may be no "sale" transaction.

There are multiple avenues to avoid triggering Make-Whole Payments.

Public bonds – Sale / Leaseback covenant

We do not believe the Sale / Leaseback covenant is an obstacle to value creation.

- In a worst case, the headline cost to Make-Whole <u>all</u> of the public bonds is approximately $350.

    - Net of offsetting tax savings, the cost would really be approximately $230 million.

- As discussed above, we do not believe it is likely that the Sale / Leaseback covenant would be triggered…

- …But, for the sake of argument, let us assume it is triggered. Is this a reason not to pursue a real estate transaction?

    - First, as discussed on slide 47, Darden can do approximately $460 million of sale / leasebacks before the requirement to repay debt even kicks in, and even then Darden has significant flexibility in choosing what debt instruments to repay, including, potentially, new long-term debt that does not have expensive Make-Wholes.

        - Therefore it is really only in the case of a near-term sale of virtually the entire portfolio that one might expect Darden to Make-Whole <u>all</u> of the public bonds.

    - Second, as discussed earlier, refinancing all of the bonds would be an opportunity for Darden to save tens of millions of dollars in annual interest expense, potentially more than offsetting the Make-Whole costs on a present value basis.

Value Creation Even if Private Bonds *and* Public Bonds are Made Whole			
	Low		**High**
Potential Real Estate Value Creation (discussed earlier)	$1.00 bn	-	$1.60 bn
Less: Worst case cost to Make-Whole private bonds [1]	($0.02 bn)		($0.02 bn)
Less: Worst case cost to Make-Whole public bonds [1]	($0.23 bn)		($0.23 bn)
Net Value Creation	**$0.75 bn**	-	**$1.35 bn**

(1) Net of offsetting tax savings

Even in a worst case, we believe a real estate separation still makes sense…

…But, we believe the worst case can easily be avoided. STARBOARD VALUE®

Refinancing Costs

We do not believe that a real estate separation would negatively impact Darden's cost of debt.

■ Apart from the question of Make-Whole payments, management has tried to argue against a real estate separation by telling shareholders that Darden would face a higher pro forma cost of debt following a REIT spin-off.

■ We believe this is unlikely, if properly structured.

  – Management appears to be assuming that the REIT is spun off and capitalized entirely with equity, while the OpCo is left to shoulder the entire debt burden – we have not proposed this structure, nor, to our knowledge, has anyone else.

  – In fact, most REITs support substantial leverage and pay lower rates than similarly-capitalized operating companies.

  – Between the additional cash flow available through the REIT structure and the ability of REITs to support meaningful leverage, we believe that following a well-structured spin-off there is no reason the OpCo could not remain investment grade and that the blended cost of debt of the two companies would be lower than Darden's current cost of debt.

Illustrative Cost of Debt				
	Current Darden[1]	Real Estate Separation		
		OpCo[2]	REIT[2]	Blended
Debt	$2,551	$1,262	$1,288	$2,551
Weighted Avg. Int. Rate	*5.2%*	*3.1%*	*4.3%*	*3.7%*
Interest Payments	$133	$39	$55	$95

Annual Interest Savings	**$38**
Interest Rate Reduction	**150bp**

Source: Bloomberg, CapitalIQ, Company Filings

(1) Based on LTM reported numbers

(2) In order to be conservative, interest rates are assumed to be 20% higher than Brinker and NNN, respectively

See detailed structuring analysis in Section VI for an explanation of each of these assumptions.

■ On a present value basis, this lower cost of debt could more than offset the cost of Make-Whole Payments in the unlikely event that they were required; certainly, the cost of Make-Wholes on the private bonds could be recouped in year 1.

A REIT spin off should enhance, rather than impair, Darden's credit profile.

Conclusion

While there are several options to structure a value enhancing real estate transaction with minimal debt breakage costs, we believe that intelligent alternatives are available to provide both bondholders and equity holders with mutually beneficial options.

- **These alternatives should result in the Company accomplishing its business objectives with minimal cost, while also improving the credit profile of bondholders' investments.**

We believe a real estate transaction could benefit both equity holders and bondholders.

VI. Transaction scenarios

Value creation scenarios

We believe there are a number of highly attractive alternatives to realize value from Darden's real estate.

① Outright Sale

- The real estate could be sold in one transaction, or spread over time to ensure the best buyer is found for each property.

- This option is simple and could be executed quickly, but it could generate significant tax leakage (however, if there are buyers that would pay a premium price for the portfolio or certain properties, this could still create substantial value, net of taxes).

② REIT Spin-off (could be structured as a REIT or an OpCo spin-off)

- This would be more complicated than a sale, but it would be tax-free, so even if the REIT trades at a discount to other public triple-net REITs, it would still create substantial value for Darden shareholders.

- A REIT could include all of Darden's owned real estate, only the Fee Simple properties, or some combination.

③ Tax-efficient Sale or Merger

- Darden could merge its real estate with a publicly-traded or private REIT, with the interest ultimately spun off to shareholders.

- There are a number of ways to accomplish this on a tax-free basis.

- We believe there are REITs interested in discussing such a transaction with Darden.

- Darden shareholders would get immediate diversification and an established REIT management team.

■ In each of these scenarios, we believe there are ways to structure a transaction with minimal-to-no debt breakage costs, as explained in Section V.

- In order to further clarify this point for shareholders, we have included sample transaction structures for each business scenario.

There are several attractive alternatives to create substantial value for shareholders.

Scenario 1: Outright Sale

The simplest option for Darden would be an outright sale of the entire real estate portfolio, either to one buyer or many.

- The real estate could be sold in one transaction, or spread over time to ensure the best buyer is found for each property.

  – Certain buyers will pay a premium for premium locations, while others are primarily focused on "fixer-uppers" in need of repositioning / redevelopment that a premium buyer may not want.

  – Certain publicly traded REITs will not be interested in the Ground Leased portion of the portfolio, but there are other buyers for those assets.

  – Many properties could be sold for higher prices, over time, in the 1031 "like kind" exchange market.

  – Darden could reduce the present value of tax payments by focusing first on properties with a higher tax basis.

- This strategy could generate sizable tax leakage; however, it should be fully explored, along with other alternatives, as there may be buyers willing to pay a premium price for the entire portfolio.

  – There will almost certainly be buyers willing to pay a premium for certain pieces.

  – It should be relatively easy to execute, given that the markets for $2-4 million properties and for portfolios of up to several hundred million dollars are both very liquid.

An outright sale is simple and creates value, but may not yield the highest ultimate value for shareholders.

However, sales of certain properties combined with another option for the bulk of the portfolio could maximize value.

Scenario 1: Outright Sale (cont'd)

There are several ways to structure outright sales to minimize friction costs.

Outright Sale to 1 Party

- Darden sells the real estate to 1 buyer in 1 transaction for cash



Darden
Real Estate
Cash
Buyer

– Likely to trip Asset Sales covenant on the private bonds if ALL of the real estate is included

– Borderline if only the Fee Simple real estate is included

– Potential Make-Whole Payments on the private bonds are $30 million

– Numerous avenues to avoid Sale / Leaseback covenant

Expected Make-Wholes: $30 million

Multiple Sale Transactions

- Darden sells the real estate in multiple transactions over time



Darden
Real Estate
Cash
Buyer A
Completed at end of FY 1
Real Estate
Cash
Buyer B1
Completed at beginning of FY 2

– Would not trip Asset Sales covenant if sales occur in different fiscal years

– Could trip Transactions with Affiliates covenant if leases are signed before properties are transferred ($30 million potential Make-Whole)

Expected Make-Wholes: $0-30 million

There is significant flexibility in structuring asset sales to avoid tripping covenants.

(1) Buyer A and Buyer B could be the same company as long as the transactions are separate

STARBOARD VALUE

Scenario 2: REIT Spin-off

Substantial value could be created by spinning off Darden's properties into a new REIT.

- There are recent examples of highly successful REIT spin-offs, such as Penn Gaming (tax-free) and Sabra Health Care (taxable spin-off of OpCo).

- The historical example of AMC Entertainment's spin of a substantial portion of its owned properties to Entertainment Properties Trust provides a clear roadmap.

  - Now called EPR Properties, one of the comparable publicly traded REITs identified by both Green Street and Darden[1], Entertainment Properties Trust began trading in 1997 with AMC accounting for 100% of rental income.

  - EPR initially traded at approximately 13.5x EBITDA, which was approximately in-line with REIT peers at the time.[2]

- Although the transaction structure was different, Spirit Realty's acquisition of ShopKo's real estate and subsequent IPO provides another strong example.

  - Spirit actually acquired ShopKo and then spun the OpCo off to a private equity group.

- While we recognize that there are currently no public REITs exactly like a Darden REIT, and it may trade at a discount to other triple-net lease REITs (we very conservatively have assumed a 15-25% discount), it would still likely trade at a substantial premium to where Darden currently trades.

- As demonstrated in Section III, with almost any reasonable range of valuation assumptions, a REIT spin-off creates value for Darden shareholders.

<p align="center">A REIT spin-off is an attractive alternative.</p>

(1) See slide 51 of Darden's Investor Presentation

(2) Source: Bloomberg and CapitalIQ. See for example, National Retail Properties and Realty Income, both of which traded at similar multiples to EPR in 1997 and 1998.

STARBOARD VALUE

Scenario 2: REIT Spin-off (cont'd)

Based on conversations with REIT investors and sell-side analysts, we believe a Darden REIT would have a number of attractive characteristics.

- It would already be at scale at the time of the spin-off.

- Despite initially having just one "corporate" tenant (or two, if SRG is spun off), it would have excellent geographic diversity, with more than a thousand stores under three primary concepts.

    - Tenant diversity is an important valuation consideration primarily because of its implications for the risk associated with a REIT's cash flow stream – <u>although a Darden REIT may be less diverse, its cash flows would arguably be less risky than most publicly traded REITs.</u>

    - If properly structured, Darden should remain an investment grade tenant; a triple-net lease REIT with 100% investment grade tenants would compare very favorably to the peer group average of 43%.

- Since new leases could be signed prior to the spin-off, the average lease life would likely be better than most publicly traded triple-net lease REITs.

- With a strong management team, a Darden REIT could develop a credible plan to grow and diversify over time through acquisitions and development agreements to become a premier retail and restaurant focused REIT.

- It could be structured according to governance best practices, which is an important valuation consideration for REIT investors.

    - A positive governance score from Green Street could have a direct impact on valuation.



Governance and Asset Value Premiums (1)

Source: Green Street Advisors

We believe a Darden REIT would have numerous positive factors that should limit the discount at which it might trade.

STARBOARD VALUE®

(1) Average premium to unleveraged asset value from 1/06 to 5/13 for companies under coverage during the entire period

Scenario 2: REIT Spin-off (cont'd)

A spin-off could be accomplished in a number of ways.

(A) Darden could spin off either the full real estate portfolio or only the Fee Simple properties; or, conversely, Darden could spin off the OpCo and convert Darden itself into a REIT.

- A REIT consisting only of the Fee Simple properties would be smaller, but would likely trade at a higher valuation and would be easier to diversify over time since acquisitions would be larger relative to the starting portfolio.

- Ground Leased properties could be sold separately, or kept, increasing the earnings of the OpCo.

- Ideally, Ground Leased properties should be segmented into those with long remaining lease terms, which would be appropriate to include in a REIT, and those close to expiration, which should be held back.

  - Most likely, the vast majority of the Ground Lease value is in the portion of properties where Darden has the ability to control the property for more than 20 years.

(B) The REIT could be spun off directly to shareholders, or Darden could initially IPO up to 20% of the REIT and spin its ownership to shareholders at a later stage.

- The IPO would be an offering of primary shares, with all of the capital going into the REIT, and thus would not be taxable.

- The IPO could help build a shareholder base for the new REIT, and the new capital could be used to accelerate the REIT's M&A program and ensure both companies are properly capitalized.

  - It is worth noting that REIT IPOs are generally done at a discount to NAV.

- Darden would need to distribute its ownership to shareholders before they can realize the full tax benefits of the REIT structure.

(C) An experienced REIT management team could act as an anchor investor, putting in their own capital in exchange for a minority interest in the REIT and agreeing to manage it on either an internal or external basis.

- This would bring both capital that could be used to grow and diversify and a team with a successful track record.

STARBOARD VALUE®

There are several attractive options for a REIT spin-off.

Scenario 2: REIT Spin-off (cont'd)

Either a full or partial real estate spin-off could create substantial value.

- The valuation uses a multiple range that is a discount of 15-25% to the LTM multiples of the triple-net REIT peer group in the case of a full REIT spin-off, and a slightly smaller discount in the case of a fee-simple only REIT, given that the income would be of somewhat higher quality and the path to diversification would be shorter.

Full REIT Spin-out		
	Low	**High**
Total Rental Income	$289	$324
Less: SG&A	($23)	($26)
EBITDA	$266	$298
EBITDA Multiple	*13.7x*	*15.5x*
Enterprise Value	**$3,636**	**$4,617**
Less: Value of Properties Inside Darden[1]	($2,633)	($2,962)
Less: Debt Breakage Costs[2]	($20)	$0
Less: Estimated Transaction Costs[3]	($49)	($81)
Net Value Creation	**$934**	**$1,574**
Value Creation per Darden Share	*$7.12*	*$11.99*

Expected REIT market value

Value of "rent subsidy" to Darden

The difference between the enterprise value of the REIT and the value of the "rent subsidy" is the potential value creation

Fee-simple Only REIT		
	Low	**High**
Fee Simple Rental Income	$219	$244
Less: SG&A	($18)	($19)
EBITDA	$201	$224
EBITDA Multiple	*15.0x*	*16.0x*
Enterprise Value	**$3,021**	**$3,588**
Less: Value of Properties Inside Darden[3]	($1,972)	($2,207)
Less: Debt Breakage Costs[2]	($20)	$0
Less: Estimated Transaction Costs[2]	($49)	($81)
Net Value Creation	**$981**	**$1,300**
Value Creation per Darden Share	*$7.47*	*$9.90*

In the low case, a Fee Simple REIT creates as much value as a full REIT, since the multiple is higher, while in the high case the difference is significant

(1) See valuation on slide 32
(3) Low case assumes Make-Whole Payments on the private bonds, net of taxes
(3) Based on management's March 3rd Investor Presentation, net of taxes
(4) 9.4x Fee Simple Rental Income less $10 million in real estate costs at Darden

A spin-off of only Fee Simple properties would capture the vast majority of the potential value creation.

STARBOARD VALUE®

Scenario 2: REIT Spin-off (cont'd)

The pro forma capital structure of the REIT and OpCo are important considerations.

- Most triple-net lease REITs support substantial leverage and generally pay relatively low interest rates.

Company	Debt / LTM EBITDA	Debt / Cap	Credit Rating	Representativ Debt Instrument Yield[1]	Debt Instrument[2]
Agree Realty Corp.	4.5x	35%	N/A	L + 165	Term Loan due 2020
American Realty Capital Properties, Inc.	n.m.	67%	BBB-	3.0%	Sr. Unsecured Notes due 2019
Chambers Street Properties	9.1x	49%	BBB-	L + 165	Term Loan due 2019
EPR Properties	5.1x	47%	BB	4.4%	Sr. Unsecured Notes due 2020
Getty Realty Corp.	3.2x	28%	N/A	6.0%	Term Loan due 2021
Gladstone Commercial Corp.	9.5x	73%	N/A	L + 165	Revolver
Lexington Realty Trust	6.5x	57%	BB+	4.5%	Sr. Unsecured Notes due 2023
National Retail Properties, Inc.	4.6x	36%	BBB	3.6%	Sr. Unsecured Notes due 2021
Realty Income Corporation	6.1x	43%	BBB+	2.9%	Sr. Unsecured Notes due 2019
Select Income REIT	4.1x	32%	N/A	L + 155	Term Loan due 2017
Spirit Realty Capital, Inc.	10.9x	55%	BB-	N/A	N / A
W. P. Carey Inc.	6.6x	49%	BBB	4.6%	Sr. Unsecured Notes due 2024
Mean	**6.4x**	**48%**		**4.1%**	
Median	**6.1x**	**48%**		**4.4%**	

Source: CapitalIQ; Bloomberg

(1) Average only for instruments with a fixed rate, not premiums to LIBOR

(2) If available a senior unsecured note with approximately 5 years remaining was used; if not, the next closest instrument was used

- At the average leverage ratio of the triple-net REIT peer group (6.4x), a Darden REIT could support approximately $1.8 billion of debt, or nearly all of the principal outstanding on all of Darden's public bonds.

REIT Debt Capacity	
Darden REIT EBITDA[1]	$281
REIT Peer Average Leverage	*6.4x*
Debt Capacity	$1,798

(1) Midpoint of our estimated range

- Just as a dollar of real estate income, in a real estate ownership structure, is more valuable than a dollar of restaurant operating income, a dollar of real estate income, in a real estate ownership structure, is easier to finance than a dollar of restaurant operating income.

A Darden REIT could support substantial leverage.

STARBOARD VALUE®

Scenario 2: REIT Spin-off (cont'd)

The pro forma capital structure of the REIT and OpCo are important considerations (cont'd).

- If, for example, the REIT assumed all of the public bonds, the OpCo would only need to support approximately $750 million in debt, or a very conservative 1.0x EBITDA, *before any of our recommend cost savings*.

Illustrative OpCo Debt	
Current Darden Net Debt	$2,551
Less: REIT Debt Capacity	($1,799)
OpCo Debt	$752
OpCo EBITDA *before* Cost savings(1)	$742
Opco Net Debt / EBITDA	*1.0x*

  – This leverage ratio would compare favorably to OpCo competitors such as Brinker and Bloomin', who are levered more than 2x and do not own substantial real estate, yet are still able to issue debt at relatively attractive yields.

Company	Debt / LTM EBITDA	Debt / Cap	S&P Rating	Representative Debt Instrument: Yield	Representative Debt Instrument: Debt Instrument(1)
Brinker International, Inc.	2.0x	87%	BBB-	2.6%	Sr. Unsecured Notes due 2018
Bloomin' Brands, Inc.	3.5x	74%	BB-	L + 250	Term Loan due 2019
Illustrative Darden OpCo(2)	1.0-1.5x				

Source: CapitalIQ; Bloomberg

(1) If available a senior unsecured note with approximately 5 years remaining was used; if not, the next closest instrument was used

(2) See slide 70 for the assumptions behind this illustrative capital structure

- With just 1x leverage, or likely much lower after costs savings, there is no reason the OpCo could not maintain an investment grade rating.

Between the additional cash flows available through the tax-advantaged REIT structure and the REIT's ability to support debt, we see no reason why the OpCo could not retain its investment grade rating.

(1)Represents Darden FY 15 consensus EBITDA, per Bloomberg, less the midpoint of our estimated rent paid to the REIT

STARBOARD VALUE®

Scenario 2: REIT Spin-off (cont'd)

The pro forma capital structure of the REIT and OpCo are important considerations (cont'd).

- After cost savings, we believe the OpCo could easily support more than $750 million in debt, and that there are various combinations that would capitalize both the OpCo and the REIT conservatively.

Illustrative OpCo Debt Capacity				
2015E Consensus EBITDA	$1,048	$1,048	$1,048	$1,048
Plus: Illustrative Cost Reductions	$100	$100	$200	$300
EBITDA After Cost Reductions	$1,148	$1,148	$1,248	$1,348
Less: Additional Rent Paid to REIT	($306)	($306)	($306)	($306)
Pro Forma OpCo EBITDA	$842	$842	$942	$1,042
Target Leverage Ratio	*1.0x*	*1.5x*	*1.5x*	*1.5x*
OpCo Debt Capacity	**$842**	**$1,262**	**$1,412**	**$1,562**
Required Debt on REIT	**$1,709**	**$1,288**	**$1,138**	**$988**
REIT Leverage Ratio	*6.1x*	*4.6x*	*4.0x*	*3.5x*

Realistic case for both companies, even with limited cost savings

- As an example, at the low end of the illustrative cost savings range, Darden could capitalize the OpCo with 1.5x leverage (better than Brinker or Bloomin', at 2.0x and 3.5x, respectively) and the REIT at 4.6x (less than peer average of 6.4x).

  - As a reference, leverage of 4.6x EBITDA matches the capital structure of National Retail Properties ("NNN"), who is probably the closest comparable to a Darden REIT given their similar size and retail focus.

    - NNN is BBB rated and a representative NNN bond with 7 years remaining currently yields just 3.6%.

There are a variety of capital structures that could work well for both the REIT and the OpCo.

Both the OpCo and the REIT could maintain investment grade ratings.

STARBOARD VALUE®

68

Scenario 2: REIT Spin-off (cont'd)

The pro forma capital structure of the REIT and OpCo are important considerations (cont'd).

- Under a hypothetical capital structure based on NNN's, Darden should actually be able to lower its total cost of debt meaningfully and maintain an investment grade credit rating for both the OpCo and the REIT, if desired.
  - In order to be conservative, interest rates are assumed to be 20% higher than Brinker and NNN, respectively.

Illustrative Cost of Debt

	Current	Real Estate Separation		
	Darden[(1)]	**OpCo[(2)]**	**REIT[(2)]**	**Blended**
Debt	$2,551	$1,262	$1,288	$2,551
Weighted Avg. Int. Rate	*5.2%*	*3.1%*	*4.3%*	*3.7%*
Interest Payments	$133	$39	$55	$95

Annual Interest Savings	**$38**
Interest Rate Reduction	***150bp***

Source: Bloomberg, CapitalIQ, Company Filings

(1) Based on LTM reported numbers

(2) In order to be conservative, interest rates are assumed to be 20% higher than Brinker and NNN, respectively. Both the REIT and the OpCo would be expected to issue a variety of debt instruments at different maturities and with different rates, but we think our methodology provides a conservative estimate of the average rate

  - With this capital structure, Darden could save approximately $40 million in annual interest costs.
  - Again, although we do not believe a transaction would require Darden to pay Make-Whole Payments on its public bonds, even if Darden were to refinance its entire capital structure and pay Make-Whole Payments on all of its bonds, $40 million in *annual* savings from a better capital structure should more than offset $300-400 million in *one-time* Make-Whole Payments when looked at on a present value basis[1].

We believe properly capitalizing both the REIT and the OpCo could yield substantial savings.

(1)Discounting $40 million in annual savings using Darden's 6.4% WACC, per Bloomberg, should yield a present value well in excess of $300-400 million, though the exact difference depends on the timing of when each current piece of debt would be expected to be refinanced and the assumed refinancing rates at those points in time

Scenario 2: REIT Spin-off (cont'd)

A REIT spin-off should enhance Darden's ability to support its dividend.

- Since REITs generally pay substantial dividends, it is critical to look at the combined dividend payouts of the REIT and the OpCo following a spin-off.
- Because REITs have tax advantages, the combined cash flows of the REIT and the OpCo will in almost any conceivable case be **higher than the cash flows of Darden as it is structured now**.
  - In our illustrative case, even with no cost savings, the combined companies could pay the same total dividends while reducing the OpCo's payout ratio from 91% to 59%.
  - To the extent we are able to implement cost reductions at the OpCo, the dividend could be increased substantially.
    - For every $100 million of cost reductions, the dividend could be increased by 15-20%[1] or the payout ratio could be reduced by a similar amount.

Illustrative Dividend Payments

	Current Darden[(1)]	Real Estate Separation (before cost cuts) OpCo	REIT	Total
EBITDA	$1,048	$742	$282	$1,023
Less: D&A[(2)]	($444)	($368)	($77)	($444)
Less: Interest	($125)	($39)	($55)	($95)
Pre-tax Income	$479	$334	$150	$484
Income Taxes[(3)]	($103)	($84)	n.m.	($84)
Net Income	$376	$251	$150	$401
Plus: D&A	$444	$368	$77	$444
Less: Capex[(4)]	($504)	($474)	n.m.	($474)
Cash Flow	$317	$145	$226	$371
Dividend Payout Ratio[(5)]	*91%*	*59%*	*90%*	*78%*
Dividend Payments	$290	$86	$204	$290

(1) FY '15 Consensus figures, per Bloomberg; assumes no change in w orking capital
(2) Assumes REIT D&A is 25% of rental income, consistent w ith NNN, and remaining D&A is for the OpCo's equipment, improvements and field/corporate level assets (e.g., the headquarters, planes, etc.)
(3) Implied Consensus tax rate is 21%; 25% used for OpCo, to be conservative and account for loss of state tax shields
(4) Assumed to be slightly low er, since Darden w ill not purchase the land & buildings for new stores
(5) When management talks about a target payout ratio for Red Lobster, it is not clear w hether they are referring to a % of cash flow or of net income, but w e believe cash flow is the more relevant metric

- If a less conservative capital structure is chosen for the OpCo, the combined cash flow available for dividend payments would be even higher, since a higher percentage of the combined interest expense would be tax deductible.

The dividend argument works in favor of a REIT spin-off.

(1) Based on a 35% tax rate and a 75% payout ratio on incremental cash flow

STARBOARD VALUE®

Scenario 2: REIT Spin-off (cont'd)

A REIT with our hypothetic capital structure should be a very attractive investment for real estate investors when measured on an FFO yield or dividend basis.

■ The table below illustrates the FFO yield and dividend yield that an investor in a Darden REIT would receive, assuming the REIT trades with the enterprise value used in our valuation range and using the hypothetic capital structure discussed on the prior pages.

Illustrative FFO Yield		
	Low	**High**
Enterprise Value	$3,636	$4,617
Less: Debt	($1,288)	($1,288)
Market Cap	$2,348	$3,329
REIT EBITDA	$266	$298
Less: Interest Expense	($55)	($55)
FFO	$210	$243
FFO Yield	*9.0%*	*7.3%*
Potential Dividend Payout[1]	$204	$204
Dividend Yield	*8.7%*	*6.1%*

Compares to the peer group average of 7.3%

(1) This dividend yield assumes limited capex is spent on growth -- a more likely scenario would involve a modest amount of growth spending, in which case the dividend would be lower, but the required yield would also be lower, since FFO would be growing from both new properties and rent increases

– We believe that this yield, along with a roadmap to growth and diversification over time and the possibility of participating in REIT consolidation, would make a Darden REIT highly attractive to REIT investors.

A Darden REIT should attract strong investor interest.

Scenario 2: REIT Spin-off (cont'd)

Either structure could include all the real estate or just the Fee Simple properties

There are several ways to structure a REIT spin-off to minimize friction costs.

- As explained earlier, the Mergers and Change of Control covenants are not obstacles to a REIT spin-off, because Darden has the option to spin off either the REIT or the OpCo, while retaining whichever is deemed to contain Darden's assets "substantially as an entirety;" an OpCo spin-off could also help avoid the Sale / Leaseback covenant, if necessary.





If the OpCo is "substantially all" of the assets…
…the REIT could be spun off

- If REIT is >30% of assets but less than "substantially as an entirety", could trip Asset Sales covenant on the private bonds ($30 million)

- Likely to trip the Transactions with Affiliates covenant in the private bonds ($30 million)

- Would only trip the Sale / Leaseback covenants in the public bonds if it is interpreted broadly and in direct conflict with management's statements in the prospectus supplement

Expected Make-Wholes: $0-30 million

If the REIT is "substantially all" of the assets…
…the OpCo could be spun off

- If OpCo is more than 30% of assets but less than "substantially as an entirety", could trip Asset Sales covenant on the private bonds ($30 million)

- Likely to trip the Transactions with Affiliates covenant in the private bonds ($30 million)

- Should not trip Sale / Leasebacks covenant in the public bonds

Expected Make-Wholes: $0-30 million

There is significant flexibility in structuring a REIT spin to avoid tripping covenants.

STARBOARD VALUE®

Scenario 3: Tax-efficient Sale or Merger

There are several options for Darden to monetize its real estate in a tax-efficient manner.

- Perhaps the most intriguing method of realizing value from Darden's real estate is through a merger with a private or publicly-traded REIT.

  - A triple-net lease REIT that is roughly the same size as Darden's real estate would be a candidate for a Reverse Morris Trust, whereby the REIT subsidiary is spun off and merged with another entity on a tax-free basis.

    - In order to qualify, Darden shareholders *may* need to end up with more than 50% ownership in the merged company.[1]

      - If ownership is close to the threshold, this can usually be ensured by allowing the acquiring company to pay a special cash dividend to its shareholders in order to lower its market value.

      - We have had discussions with REITs that are of the appropriate scale for such a transaction, and that we believe are interested in pursing a transaction with Darden, if given the opportunity.

    - If Darden can show that it intends to separate the real estate *regardless of the merger*, such as through the public announcement of its intention to spin off a REIT or the OpCo prior to entering substantial merger negotiations, then a spin-merger could qualify as tax-free even if Darden shareholders end up owning less than 50% of the pro forma REIT.[1]

This type of transaction could be ideal for Darden shareholders, who get immediate diversification and an established REIT management team.

(1) To the extent that the merger partner and Darden have partially overlapping shareholders bases, the threshold could be lower than 50%, since holders who own both companies may not count against the threshold. Further, if the transaction cannot pass the 50% test, there are a number of safe harbors that Darden could potentially employ:

I.   If (i) there was no Agreement or substantial negotiations concerning the acquisition or a similar acquisition during the eighteen-month period beginning one year before the spin-off and ending six months following the spin-off (the "Eighteen-Month Period"), and (ii) the spin-off was motivated in whole or substantial part by a corporate business purpose other than a business purpose to facilitate an acquisition of the acquired corporation (a "non-acquisition business purpose").

II. If (i) there was no Agreement or substantial negotiations concerning the acquisition or a similar acquisition during the Eighteen-Month Period, (ii) the spin-off was not motivated by a corporate business purpose to facilitate the acquisition or a similar acquisition; and (iii) no more than 25% of the stock of the acquired corporation was either acquired or the subject of an Agreement or substantial negations during the Eighteen-Month Period.

III. If there was (i) no Agreement concerning the acquisition or a similar acquisition at the time of the spin-off; and (ii) no Agreement or substantial negotiations concerning the acquisition or a similar acquisition within one year after the distribution.

Finally, even if none of the safe harbors apply, Darden could still demonstrate that the merger was not part of a plan; one of the key tests for this is whether the spin-off would have occurred regardless of the merger and for a valid business purpose. If for example, Darden announced that it would spin off the REIT or the OpCo for the business purpose of highlighting the value of its real estate assets, this would count as a "non-acquisition business purpose." See, for example, Internal Revenue Bulletin 2005-41, Rev. Rul. 2005-65, October 11, 2005 (http://www.irs.gov/irb/2005-41_IRB/ar08.html).

STARBOARD VALUE®

Scenario 3: Tax-efficient Sale or Merger (cont'd)

There are several options for Darden to monetize its real estate in a tax-efficient manner (cont'd).

- If the foregoing transactions are not feasible, another option would be for Darden to merge its real estate assets with a public or private REIT and distribute that ownership interest to shareholders.

    - This could be accomplished even if Darden ended up owning only a small percentage of the merged REIT.

    - If Darden ends up owning 80% or more of the REIT, the REIT shares could be distributed directly to Darden shareholders on a tax-free basis.

    - If Darden owns less than 80% of the merged REIT, it would need to create a holding company above its REIT, merge the REIT with the partner company, and then distribute shares in that holding company to shareholders.[1]

        - In this scenario, Darden shareholders would not receive shares in the merged REIT directly, but would instead receive shares in a holding company whose primary asset was an ownership interest in the REIT.

        - This structure could later be collapsed in a tax-free transaction, giving shareholders direct ownership in the REIT.

Even if a Reverse Morris Trust is not used, there are options to distribute ownership of a merged REIT to Darden shareholders on tax free basis.

(1) See, for example, the case of Liberty Ventures, who created a holding company, Liberty TripAdvisor Holdings, whose primary asset is Liberty Venture's 22% economic interest in TripAdvisor Inc. (NASDAQ: TRIP). Liberty Ventures plans to spin Liberty TripAdvisor Holdings to the shareholders of Liberty Ventures, who will then indirectly own TRIP. In order to qualify as tax-free, the holding company needs to own a small active business, which could be as small as a single restaurant.

STARBOARD VALUE®

Scenario 3: Tax-efficient Sale or Merger (cont'd)

There are several ways to structure a REIT spin-off to minimize friction costs.

- In the simplest scenario, the real estate and OpCo are separated according to either of the structures laid out in the previous section, and then the REIT is merged with another entity.
  - After completion, Darden shareholders would own shares in both the OpCo and a publicly traded REIT with a partially-diversified asset base and a proven management team.



Step 1
If the OpCo is "substantially all" of the assets
DRI shareholders
Darden
OpCo
REIT
Tax-free Spin-off



Step 2
Stock-for-Stock Tax-free Merger
DRI shareholders
Partner shareholders
Darden REIT
Partner Real Estate Company

- As discussed on the prior slide, there are also structures whereby another company could merge with a holding company that owns Darden's real estate, and Darden's interest in that holding company would then be spun to shareholders.

There are established structures for a tax-free merger with a subsidiary.

VII. Conclusion

Separating Darden's real estate would create substantial value

Across a wide range of assumptions and in a variety of scenarios, separating Darden's real estate creates substantial value for shareholders.

1. Darden's real estate is worth approximately $4 billion, and possibly far more.

2. Separating the real estate could create an additional $1-2 billion of shareholder value.

3. A real estate separation can be structured with minimal debt breakage costs and management's comments regarding debt breakage costs are highly misleading.

4. In a real estate separation, Darden shareholders can maintain their current dividend on a combined basis, while the combined companies will have lower payout ratios.

5. Both Darden as an operating company and a Darden REIT can maintain investment grade ratings, if desired.

We believe a real estate separation would create substantial value for shareholders, and that objections raised by management do not provide any true obstacles to value creation.

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF STARBOARD VALUE LP (“STARBOARD VALUE”), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO DARDEN RESTAURANTS, INC. (THE “ISSUER”). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), AND OTHER SOURCES.

STARBOARD VALUE HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

STARBOARD VALUE SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH STARBOARD VALUE BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

STARBOARD VALUE RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. STARBOARD VALUE DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

THE ANALYSIS SET FORTH HEREIN IS BASED IN PART ON INFORMATION PROVIDED BY GREEN STREET ADVISORS, INC. AND CONSTITUTES CONFIDENTIAL AND PROPRIETARY, AND TRADE SECRET INFORMATION OF GREEN STREET ADVISORS THAT MAY NOT BE PUBLISHED, QUOTED, COPIED, OR DISSEMINATED TO ANY THIRD PERSON OR ENTITY WITHOUT GREEN STREET’S WRITTEN PERMISSION.

Appendix
A.   List of Darden Locations

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Bahama Breeze		3049	500 Center Blvd		Newark	DE	19702	302-266-7923	39.675463	-75.650238	Philadelphia
Bahama Breeze		3002	499 E. Altamonte Drive		Altamonte Springs	FL	32701	407-831-2929	28.66447	-81.37468	Orlando
Bahama Breeze		3054	805 Brandon Town Center Drive		Brandon	FL	33511	813-681-0904	27.931976	-82.326921	Tampa-St. Petersburg
Bahama Breeze		3056	1786 W. International Speedway Blvd.		Daytona Beach	FL	32114	386-226-2292	29.19373	-81.06625	East Central Coast, FL
Bahama Breeze		3013	14701 S. Tamiami Trail		Fort Myers	FL	33912	239-454-9234	26.529262	-81.87044	Fort Myers/Cape Coral/Naples
Bahama Breeze		3044	10205 River Coast Drive		Jacksonville	FL	32246	904-646-1031	30.25593	-81.52876	Jacksonville
Bahama Breeze		3046	8160 Irlo Bronson Memorial Hwy		Kissimmee	FL	34747	407-390-0353	28.34627	-81.61403	Orlando
Bahama Breeze		3012	12395 SW 88th Sreet		Miami	FL	33186	305-598-4040	25.686605	-80.393502	Ft. Lauderdale/Miami
Bahama Breeze		3016	8735 Vineland Ave.		Orlando	FL	32821	407-938-9010	28.375067	-81.5033	Orlando
Bahama Breeze		3001	8849 International Drive		Orlando	FL	32819	407-248-2499	28.437061	-81.471523	Orlando
Bahama Breeze		3045	1200 N Alafaya Trail		Orlando	FL	32828	407-658-6770	28.559095	-81.207757	Orlando
Bahama Breeze		3017	11000 Pines Blvd		Pembroke Pines	FL	33025	954-450-6450	26.007133	-80.293222	Ft. Lauderdale/Miami
Bahama Breeze		3031	2750 Sawgrass Mills Circle		Sunrise	FL	33323	954-845-9311	26.157505	-80.319223	Ft. Lauderdale/Miami
Bahama Breeze		3004	3045 N Rocky Point Dr. East		Tampa	FL	33607	813-289-7922	27.96983	-82.56264	Tampa-St. Petersburg
Bahama Breeze		3014	10845 Haynes Bridge Rd.		Alpharetta	GA	30022	678-319-9949	34.048016	-84.2856	Atlanta
Bahama Breeze		3006	3590 Breckinridge Blvd		Duluth	GA	30096	770-935-6509	33.949181	-84.127068	Atlanta
Bahama Breeze		3009	755 Ernest W Barrett Pkwy NW		Kennesaw	GA	30144	678-354-7777	34.006244	-84.572705	Atlanta
Bahama Breeze		3029	406 E. Golf Road		Schaumburg	IL	60173	847-884-7060	42.050393	-88.06934	Chicago
Bahama Breeze		3048	413 Middlesex Road	Suite 451	Tyngsboro	MA	01879	978-649-6660	42.695303	-71.43645	Other - New England
Bahama Breeze		3033	100 E. Joppa Road		Towson	MD	21286	410-821-7090	39.402346	-76.60043	Baltimore
Bahama Breeze		3019	19600 Haggerty Rd		Livonia	MI	48152	734-542-0891	42.429096	-83.432459	Detroit
Bahama Breeze		3026	539 E. Big Beaver Rd		Troy	MI	48083	248-528-1674	42.563528	-83.137123	Detroit
Bahama Breeze		3005	3309 Wake Forest Dr.		Raleigh	NC	27609	919-872-6330	35.828083	-78.620665	Raleigh-Durham
Bahama Breeze		3036	2000 Route 38	Suite 1170	Cherry Hill	NJ	08002	856-317-8317	39.94016	-75.025805	Philadelphia
Bahama Breeze		3047	1600 Bergen Town Center		Paramus	NJ	07652	201-368-5860	40.916668	-74.058354	New York
Bahama Breeze		3052	1201 Hooper Avenue		Toms River	NJ	08753	732-736-7012	39.980181	-74.181632	Other - Middle Atlantic
Bahama Breeze		3043	101 Route 23 South		Wayne	NJ	07470	973-237-0412	40.891877	-74.254574	New York
Bahama Breeze		3042	520 Woodbridge Center Drive		Woodbridge	NJ	07095	732-726-8951	40.557243	-74.304567	New York
Bahama Breeze		3020	375 Hughes Center Drive		Las Vegas	NV	89109	702-731-3252	36.115106	-115.154686	Las Vegas
Bahama Breeze		3053	612 Smith Haven Mall		Lake Grove	NY	11755	631-366-6212	40.862587	-73.133475	New York
Bahama Breeze		3034	3900 Orange Place		Beachwood	OH	44122	216-896-9081	41.455548	-81.489664	Cleveland
Bahama Breeze		3039	320 Goddard Blvd	Suite 101	King of Prussia	PA	19406	610-491-9822	40.091609	-75.394856	Philadelphia
Bahama Breeze		3041	6100 Robinson Center Drive		Pittsburgh	PA	15205	412-788-5790	40.450669	-80.159238	Pittsburgh
Bahama Breeze		3003	2830 N Germantown Pkwy		Memphis	TN	38133	901-385-8744	35.203514	-89.791379	Memphis
Bahama Breeze		3050	4554 Virginia Beach Blvd	Suite 10	Virginia Beach	VA	23462	757-473-3264	36.844509	-76.13342	Other - Southeast
Bahama Breeze		3051	2714 Potomac Mills Circle		Woodbridge	DC	22192	703-491-4736	38.64224	-77.29618	DC
Bahama Breeze		3035	15700 Southcenter Pkwy		Tukwila	WA	98188	206-241-4448	47.46111	-122.261421	Seattle
LongHorn Steakhouse		5300	30 South Colonial Pkwy		Alabaster	AL	35007	205-620-0511	33.226571	-86.803207	Other - Southeast
LongHorn Steakhouse		5201	6870 US Highway 90		Daphne	AL	36526	251-625-8960	30.654777	-87.904932	Other - Southeast
LongHorn Steakhouse		5370	1213 Point Mallard Parkway SE		Decatur	AL	35601	256-350-0555	34.561083	-86.971599	Other - Southeast
LongHorn Steakhouse		5069	3411 Ross Clark Circle		Dothan	AL	36303	334-794-4279	31.244385	-85.430002	Other - Southeast
LongHorn Steakhouse		5492	102 Cox Creek Parkway		Florence	AL	35630	256-718-1075	34.82925	-87.62858	Other - Southeast
LongHorn Steakhouse		5313	3810 Gulf Shores Parkway		Gulf Shores	AL	36542	251-967-3480	30.303199	-87.682415	Other - Southeast
LongHorn Steakhouse		5150	4775 Hwy 280 South		Hoover	AL	35242	205-980-8361	33.421936	-86.696831	Other - Southeast
LongHorn Steakhouse		5118	1450 Perimeter Pkwy		Huntsville	AL	35806	256-895-6000	34.743537	-86.673122	Other - Southeast
LongHorn Steakhouse		5318	2732 Carl T Jones Rd SE		Huntsville	AL	35802	256-882-2611	34.676893	-86.545768	Other - Southeast
LongHorn Steakhouse		5068	6201 Airport Blvd		Mobile	AL	36608	251-316-3880	30.675608	-88.184752	Other - Southeast
LongHorn Steakhouse		5065	4095 Eastern Blvd		Montgomery	AL	36116	334-613-7555	32.326454	-86.240177	Other - Southeast
LongHorn Steakhouse		5225	2601 Gateway Dr		Opelika	AL	36801	334-705-8800	32.620099	-85.403297	Other - Southeast
LongHorn Steakhouse		5290	301 Oxford Exchange Blvd		Oxford	AL	36203	256-832-0066	33.610034	-85.784641	Other - Southeast
LongHorn Steakhouse		5155	2295 Cobbs Ford Rd		Prattville	AL	36066	334-285-7630	32.460379	-86.403453	Other - Southeast
LongHorn Steakhouse		5338	1800 McFarland Blvd East	Suite 412	Tuscaloosa	AL	35404	205-345-8244	33.194825	-87.52715	Other - Southeast
LongHorn Steakhouse		5375	3805 Phoenix Ave		Fort Smith	AR	72903	479-646-5104	35.338682	-94.39064	Other - Southeast
LongHorn Steakhouse		5498	1470 Higdon Ferry Road		Hot Springs	AR	71913	501-620-4665	34.46811	-93.070256	Other - Southeast
LongHorn Steakhouse		5394	2626 Stadium Blvd		Jonesboro	AR	72401	870-932-2572	35.811721	-90.66855	Other - Southeast
LongHorn Steakhouse		5479	2628 S Shackleford Road		Little Rock	AR	72205	501-219-6809	34.730655	-92.395446	Other - Southeast
LongHorn Steakhouse		5510	2206 Promenade Blvd		Rogers	AR	72758	479-246-0911	36.3025	-94.17787	Other - Southeast
LongHorn Steakhouse		5455	980 N 54th Street		Chandler	AZ	85226	480-403-7101	33.319428	-111.969011	Phoenix
LongHorn Steakhouse		5448	1434 S Alma School Rd		Mesa	AZ	85210	480-461-0790	33.38845	-111.85782	Phoenix
LongHorn Steakhouse		5499	2475 N 75th Avenue		Phoenix	AZ	85033	623-245-9640	33.4744	-112.2201	Phoenix
LongHorn Steakhouse		5513	10047 N Metro Parkway	Suite 199	Phoenix	AZ	85051	602-216-9531	33.57808	-112.11808	Phoenix
LongHorn Steakhouse		5461	4585 E Cactus Road		Phoenix	AZ	85032	602-404-2920	33.599065	-111.982868	Phoenix
LongHorn Steakhouse		5477	14127 W Bell Road		Surprise	AZ	85374	623-584-7413	33.638217	-112.364067	Phoenix
LongHorn Steakhouse		5504	10 Phoenix Avenue		Enfield	CT	06082	860-741-0506	41.989455	-72.58462	Hartford
LongHorn Steakhouse		5373	350 Buckland Hills Drive		Manchester	CT	06042	860-644-4676	41.807037	-72.541003	Hartford
LongHorn Steakhouse		5356	70 Universal Drive		North Haven	CT	06473	203-776-4676	41.347888	-72.869084	Fairfield County
LongHorn Steakhouse		5321	838 Bridgeport Avenue		Shelton	CT	06484	203-944-9852	41.268894	-73.128711	Fairfield County
LongHorn Steakhouse		5334	850 Hartford Turnpike	Unit F	Waterford	CT	06385	860-440-2881	41.373431	-72.139936	Other - New England
LongHorn Steakhouse		5243	1299 Quintillo Drive		Bear	DE	19701	302-834-5729	39.629252	-75.668448	Philadelphia
LongHorn Steakhouse		5045	149 Douglas Avenue		Altamonte Springs	FL	32714	407-862-7711	28.66296	-81.389705	Orlando
LongHorn Steakhouse		5050	501 N Congress Avenue		Boynton Beach	FL	33426	561-737-4111	26.532198	-80.091123	West Palm Beach
LongHorn Steakhouse		5509	4502 14th Street West		Bradenton	FL	34207	941-758-8571	27.46022	-82.57586	Tampa-St. Petersburg
LongHorn Steakhouse		5079	11102 Causeway Blvd		Brandon	FL	33511	813-653-9133	27.923762	-82.326311	Tampa-St. Petersburg
LongHorn Steakhouse		5053	2375 S University Drive		Davie	FL	33324	954-476-9040	26.091678	-80.252079	Ft. Lauderdale/Miami
LongHorn Steakhouse		5114	2504 W International Speedway Blvd		Daytona Beach	FL	32114	386-258-3313	29.180024	-81.081174	East Central Coast, FL
LongHorn Steakhouse		5175	1562 S Federal Hwy		Delray Beach	FL	33483	561-278-1944	26.44238	-80.070249	West Palm Beach
LongHorn Steakhouse		5082	34863 Emerald Coast Parkway		Destin	FL	32541	850-654-9115	30.388459	-86.432277	Other - Southeast
LongHorn Steakhouse		5085	6225 N Andrews Ave	York Co Shopping Center	Fort Lauderdale	FL	33309	954-267-0702	26.205004	-80.149184	Ft. Lauderdale/Miami
LongHorn Steakhouse		5067	13701 South Tamiami Trail		Fort Myers	FL	33912	239-437-3395	26.544892	-81.870635	Fort Myers/Cape Coral/Naples
LongHorn Steakhouse		5445	10030 University Plaza Drive		Fort Myers	FL	33913	239-433-0286	26.492327	-81.785413	Fort Myers/Cape Coral/Naples
LongHorn Steakhouse		5250	544 Mary Esther Cut Off NW		Fort Walton Beach	FL	32548	850-315-1020	30.421239	-86.65186	Other - Southeast
LongHorn Steakhouse		5415	1360 W 49th Street	Bldg. 1	Hialeah	FL	33012	305-828-8691	25.866242	-80.309914	Ft. Lauderdale/Miami
LongHorn Steakhouse		5193	4899 Sheridan St		Hollywood	FL	33021	954-965-1030	26.033059	-80.192924	Ft. Lauderdale/Miami
LongHorn Steakhouse		5352	2531 NE 8th Street		Homestead	FL	33033	305-245-1588	25.478302	-80.441729	Ft. Lauderdale/Miami
LongHorn Steakhouse		5147	4401 Roosevelt Blvd		Jacksonville	FL	32210	904-388-5520	30.281896	-81.71984	Jacksonville
LongHorn Steakhouse		5197	1366 Airport Rd	Orange Park	Jacksonville	FL	32218	904-741-5020	30.482343	-81.654189	Jacksonville
LongHorn Steakhouse		5021	6015 Argyle Forest Blvd.		Jacksonville	FL	32244	904-777-4377	30.192755	-81.74086	Jacksonville
LongHorn Steakhouse		5032	9276 Arlington Expressway		Jacksonville	FL	32225	904-725-7660	30.321096	-81.558174	Jacksonville
LongHorn Steakhouse		5049	9051 Southside Blvd		Jacksonville	FL	32256	904-363-0672	30.194089	-81.550693	Jacksonville
LongHorn Steakhouse		5200	11998 Atlantic Blvd		Jacksonville	FL	32225	904-645-7800	30.319037	-81.489911	Jacksonville
LongHorn Steakhouse		5016	796 Marsh Landing Parkway		Jacksonville Beach	FL	32250	904-273-5557	30.255424	-81.393369	Jacksonville
LongHorn Steakhouse		5081	2901 NW Federal Hwy		Jensen Beach	FL	34957	772-692-7922	27.240118	-80.269427	East Central Coast, FL
LongHorn Steakhouse		5347	8150 W. Irlo Bronson Memorial Hwy		Kissimmee	FL	34747	407-390-1084	28.34628	-81.6133	Orlando
LongHorn Steakhouse		5055	5351 W Irlo Bronson Memorial Hwy		Kissimmee	FL	34746	407-396-9556	28.333632	-81.497874	Orlando
LongHorn Steakhouse		5327	590 North Hwy 27/441		Lady Lake	FL	32159	352-391-5505	28.93312	-81.935379	Orlando
LongHorn Steakhouse		5451	3092 W US Hwy 90		Lake City	FL	32055	386-752-1881	30.179905	-82.682978	Other - Southeast
LongHorn Steakhouse		5044	3700 Lake Emma Road		Lake Mary	FL	32746	407-444-3001	28.752968	-81.359272	Orlando
LongHorn Steakhouse		5407	3392 US Highway 98 N		Lakeland	FL	33810	863-859-7817	28.085161	-81.972129	Tampa-St. Petersburg
LongHorn Steakhouse		5271	3737 Lakeside Village Ct		Lakeland	FL	33803	863-682-8300	27.998442	-81.976892	Tampa-St. Petersburg
LongHorn Steakhouse		5090	5375 East Bay Drive		Largo	FL	33764	727-539-1536	27.915821	-82.731207	Tampa-St. Petersburg
LongHorn Steakhouse		5232	6691 Lake Andrew Dr		Melbourne	FL	32940	321-632-9990	28.241036	-80.729115	East Central Coast, FL
LongHorn Steakhouse		5078	770 E. Merritt Island Causeway		Merritt Island	FL	32952	321-456-5559	28.357772	-80.685892	East Central Coast, FL
LongHorn Steakhouse		5064	15135 North Kendall Drive		Miami	FL	33196	305-383-9955	25.685067	-80.439629	Ft. Lauderdale/Miami
LongHorn Steakhouse		5066	1630 NW 87th Ave		Miami	FL	33172	305-477-4122	25.788275	-80.337132	Ft. Lauderdale/Miami
LongHorn Steakhouse		5110	8010 Trail Blvd		Naples	FL	34108	239-592-9487	26.246818	-81.800198	Fort Myers/Cape Coral/Naples
LongHorn Steakhouse		5034	307 S E 17th Street		Ocala	FL	34471	352-368-9600	29.17204	-82.13227	Other - Southeast
LongHorn Steakhouse		5188	1605 County Road 220		Orange Park	FL	32003	904-278-6320	30.101691	-81.714804	Jacksonville
LongHorn Steakhouse		5383	8398 Vineland Ave		Orlando	FL	32821	407-828-8976	28.38304	-81.49809	Orlando
LongHorn Steakhouse		5502	8181 International Drive		Orlando	FL	32819	407-226-3381	28.44679	-81.47046	Orlando
LongHorn Steakhouse		5129	12901 S Orange Blossom Trail		Orlando	FL	32837	407-854-5400	28.378235	-81.403858	Orlando
LongHorn Steakhouse		5359	5449 Gateway Village Circle		Orlando	FL	32812	407-438-2082	28.458332	-81.310933	Orlando
LongHorn Steakhouse		5133	309 North Alafaya Trail		Orlando	FL	32828	407-482-2100	28.551865	-81.203701	Orlando
LongHorn Steakhouse		5212	35645 US Hwy 19		Palm Harbor	FL	34684	727-781-9300	28.096059	-82.73893	Tampa-St. Petersburg
LongHorn Steakhouse		5295	15721 Panama City Beach Pkwy		Panama City Beach	FL	32413	850-233-4980	30.222844	-85.870764	Other - Southeast
LongHorn Steakhouse		5109	11900 Pines Blvd		Pembroke Pines	FL	33026	954-437-1085	26.007232	-80.308229	Ft. Lauderdale/Miami
LongHorn Steakhouse		5132	9524 US 19 North		Port Richey	FL	34668	727-841-7550	28.295544	-82.707444	Tampa-St. Petersburg

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
LongHorn Steakhouse		5305	10201 SW Meeting Street		Port Saint Lucie	FL	34987	772-345-3591	27.265559	-80.427989	East Central Coast, FL
LongHorn Steakhouse		5098	166 State Road 312		Saint Augustine	FL	32086	904-826-4181	29.867407	-81.321783	Jacksonville
LongHorn Steakhouse		5485	4695 St Johns Parkway		Sanford	FL	32771	407-322-6614	28.805421	-81.334504	Orlando
LongHorn Steakhouse		5137	2020 Gulf Gate Drive		Sarasota	FL	34231	941-926-0344	27.258468	-82.519988	Tampa-St. Petersburg
LongHorn Steakhouse		5080	5440 Fruitville Road		Sarasota	FL	34232	941-377-4343	27.337215	-82.460278	Tampa-St. Petersburg
LongHorn Steakhouse		5029	2400 North Monroe Street		Tallahassee	FL	32303	850-385-4028	30.471686	-84.291793	Other - Southeast
LongHorn Steakhouse		5124	8212 Citrus Park Drive		Tampa	FL	33625	813-926-7803	28.065625	-82.573723	Tampa-St. Petersburg
LongHorn Steakhouse		5517	1820 N West Shore Blvd		Tampa	FL	33607	813-288-0672	27.95848	-82.52446	Tampa-St. Petersburg
LongHorn Steakhouse		5240	2110 East Fowler Ave	Mill Creek Mall	Tampa	FL	33612	813-971-5300	28.055108	-82.436321	Tampa-St. Petersburg
LongHorn Steakhouse		5410	255 Palm Bay Rd		West Melbourne	FL	32904	321-723-5200	28.036081	-80.662825	East Central Coast, FL
LongHorn Steakhouse		5182	6841 Okeechobee Blvd		West Palm Beach	FL	33411	561-688-1700	26.708643	-80.148847	West Palm Beach
LongHorn Steakhouse		5326	3118 Daniels Rd		Winter Garden	FL	34787	407-654-0272	28.524143	-81.5866	Orlando
LongHorn Steakhouse		5194	875 1st Street SW		Winter Haven	FL	33880	863-295-7740	28.013483	-81.727135	Other - Southeast
LongHorn Steakhouse		5265	3366 Cobb Parkway NW		Acworth	GA	30101	770-975-8703	34.036775	-84.684202	Atlanta
LongHorn Steakhouse		5089	2733 Dawson Road		Albany	GA	31707	229-889-1866	31.621541	-84.226703	Other - Southeast
LongHorn Steakhouse		5413	2170 W Broad Street		Athens	GA	30606	706-548-0054	33.9504	-83.40775	Other - Southeast
LongHorn Steakhouse		5470	2955 Cobb Parkway	Suite 810	Atlanta	GA	30339	770-952-1112	33.881082	-84.460272	Atlanta
LongHorn Steakhouse		5246	2430 Piedmont Rd		Atlanta	GA	30324	404-816-6338	33.821699	-84.367931	Atlanta
LongHorn Steakhouse		5063	2892 North Druid Hills Road		Atlanta	GA	30329	404-636-3817	33.817185	-84.310964	Atlanta
LongHorn Steakhouse		5033	3241 Washington Road		Augusta	GA	30907	706-650-6600	33.515911	-82.066251	Other - Southeast
LongHorn Steakhouse		5043	1355 East-West Connector	Suite B-1	Austell	GA	30106	770-941-4816	33.855832	-84.597222	Atlanta
LongHorn Steakhouse		5532	420 Exchange Blvd		Bethlehem	GA	30620	770-307-1004	33.94295	-83.74444	Atlanta
LongHorn Steakhouse		5311	1000 Glynn Isles		Brunswick	GA	31525	912-261-4702	31.201549	-81.482806	Other - Southeast
LongHorn Steakhouse		5120	1800 Mall Of Georgia Blvd		Buford	GA	30519	678-482-7750	34.062079	-83.99022	Atlanta
LongHorn Steakhouse		5302	1301 Lovers Lane Rd		Calhoun	GA	30701	706-624-4250	34.468805	-84.914723	Other - Southeast
LongHorn Steakhouse		5112	1375 Riverstone Pkwy		Canton	GA	30114	770-345-4511	34.249098	-84.478154	Atlanta
LongHorn Steakhouse		5247	1155 Bankhead Hwy		Carrollton	GA	30117	770-838-5886	33.594705	-85.037971	Atlanta
LongHorn Steakhouse		5093	463 East Main Street		Cartersville	GA	30120	770-607-0280	34.168057	-84.785498	Atlanta
LongHorn Steakhouse		5420	5435 Whittlesey Blvd		Columbus	GA	31909	706-576-2141	32.54302	-84.94895	Other - Southeast
LongHorn Steakhouse		5024	3201 Macon Road		Columbus	GA	31906	706-563-2221	32.483402	-84.94113	Other - Southeast
LongHorn Steakhouse		5259	30769 Hwy 441 South		Commerce	GA	30529	706-336-6632	34.25248	-83.461217	Other - Southeast
LongHorn Steakhouse		5362	1294 SW Iris Drive		Conyers	GA	30094	770-483-1165	33.66412	-84.030773	Atlanta
LongHorn Steakhouse		5346	278 Carpenters Cove Lane		Cornelia	GA	30531	706-894-1576	34.542135	-83.539518	Atlanta
LongHorn Steakhouse		5244	6112 Pavilion Way NW		Covington	GA	30014	678-625-4320	33.605857	-83.872549	Atlanta
LongHorn Steakhouse		5106	925 Market Place Blvd		Cumming	GA	30041	678-947-4228	34.181615	-84.132506	Atlanta
LongHorn Steakhouse		5130	1315 West Walnut Ave		Dalton	GA	30720	706-281-1568	34.759295	-84.992941	Other - Southeast
LongHorn Steakhouse		5224	795 Hwy 400 South		Dawsonville	GA	30534	706-265-2007	34.357242	-84.044048	Atlanta
LongHorn Steakhouse		5011	8471 Hospital Drive		Douglasville	GA	30134	770-942-7795	33.750547	-84.732074	Atlanta
LongHorn Steakhouse		5324	106 Travel Center Blvd		Dublin	GA	31021	478-275-2101	32.487603	-82.939	Other - Southeast
LongHorn Steakhouse		5261	30 Highland Xing South		East Ellijay	GA	30540	706-515-0050	34.656117	-84.4924	Other - Southeast
LongHorn Steakhouse		5186	3480 Camp Creek Pkwy		East Point	GA	30344	404-346-4110	33.655914	-84.502863	Atlanta
LongHorn Steakhouse		5409	1320 Highway 85 N		Fayetteville	GA	30214	678-610-3323	33.47586	-84.44063	Atlanta
LongHorn Steakhouse		5054	1709 Browns Bridge Road		Gainesville	GA	30501	770-538-0400	34.284233	-83.845468	Atlanta
LongHorn Steakhouse		5379	1653 N Expressway		Griffin	GA	30224	770-227-4093	33.277515	-84.29216	Atlanta
LongHorn Steakhouse		5170	4800 Jimmy Lee Smith Pkwy		Hiram	GA	30141	770-222-2298	33.888715	-84.748231	Atlanta
LongHorn Steakhouse		5103	10845 Medlock Bridge Rd		Johns Creek	GA	30097	770-622-7087	34.046183	-84.177871	Atlanta
LongHorn Steakhouse		5010	2700 Town Center Drive	Suite 7	Kennesaw	GA	30144	770-421-1101	34.014349	-84.564053	Atlanta
LongHorn Steakhouse		5391	121 Crown Pointe		Kingsland	GA	31548	912-576-2811	30.787167	-81.650518	Jacksonville
LongHorn Steakhouse		5297	1518 Lafayette Pkwy		LaGrange	GA	30241	706-242-4911	33.041592	-84.97753	Other - Southeast
LongHorn Steakhouse		5077	800 Lawrenceville-Suwanee Rd		Lawrenceville	GA	30043	770-338-0646	33.969657	-84.021959	Atlanta
LongHorn Steakhouse		5027	3072 Riverside Drive		Macon	GA	31210	478-471-7844	32.889265	-83.676442	Other - Southeast
LongHorn Steakhouse		5101	2636 Dallas Hwy. SW		Marietta	GA	30064	770-514-0245	33.947079	-84.628677	Atlanta
LongHorn Steakhouse		5002	4721 Lower Roswell Rd		Marietta	GA	30068	770-977-3045	33.966186	-84.414113	Atlanta
LongHorn Steakhouse		5177	1856 Jonesboro Rd		McDonough	GA	30253	678-583-6970	33.465287	-84.217378	Atlanta
LongHorn Steakhouse		5449	2470 North Columbia St.	Suite A35	Milledgeville	GA	31061	478-414-7700	33.111042	-83.257436	Other - Southeast
LongHorn Steakhouse		5329	185 Martin Luther King Jr. Blvd		Monroe	GA	30655	770-266-5620	33.793217	-83.743434	Atlanta
LongHorn Steakhouse		5097	2256 Mount Zion Parkway		Morrow	GA	30260	770-210-3200	33.561825	-84.316883	Atlanta
LongHorn Steakhouse		5116	1112 Bullsboro Dr		Newnan	GA	30264	770-252-5300	33.397716	-84.742549	Atlanta
LongHorn Steakhouse		5056	2633 Floy Farr Parkway		Peachtree City	GA	30269	770-486-8791	33.397482	-84.592571	Atlanta
LongHorn Steakhouse		5288	100 Hampton Court		Perry	GA	31069	478-988-1500	32.469617	-83.74347	Other - Southeast
LongHorn Steakhouse		5274	300 Pooler Pkwy		Pooler	GA	31322	912-330-8560	32.139967	-81.251992	Other - Southeast
LongHorn Steakhouse		5025	144 Shorter Avenue		Rome	GA	30165	706-235-4232	34.263604	-85.186406	Other - Southeast
LongHorn Steakhouse		5007	900 Mansell Road		Roswell	GA	30076	770-642-8588	34.043187	-84.337983	Atlanta
LongHorn Steakhouse		5005	6390 Roswell Road	Suite 1100	Sandy Springs	GA	30328	404-843-1215	33.929635	-84.379611	Atlanta
LongHorn Steakhouse		5028	7825 Abercorn Expressway		Savannah	GA	31406	912-352-4784	32.004516	-81.119569	Other - Southeast
LongHorn Steakhouse		5022	2120 Killian Hill Road		Snellville	GA	30039	770-972-4188	33.839676	-84.069582	Atlanta
LongHorn Steakhouse		5301	1350 Scenic Hwy	Building 700	Snellville	GA	30078	770-972-6552	33.898068	-84.004571	Atlanta
LongHorn Steakhouse		5084	296 Northside Drive East		Statesboro	GA	30458	912-489-5369	32.437463	-81.76037	Other - Southeast
LongHorn Steakhouse		5365	21 Constitution Avenue		Thomasville	GA	31757	229-228-6744	30.839841	-83.94327	Other - Southeast
LongHorn Steakhouse		5179	1314 Highway 82 W		Tifton	GA	31794	229-386-8870	31.448373	-83.53521	Other - Southeast
LongHorn Steakhouse		5008	4315 Hugh Howell Road		Tucker	GA	30084	770-939-9842	33.851243	-84.210848	Atlanta
LongHorn Steakhouse		5071	1110 N St Augustine Rd		Valdosta	GA	31601	229-333-0100	30.840045	-83.321819	Other - Southeast
LongHorn Steakhouse		5111	2901 Watson Blvd		Warner Robins	GA	31093	478-971-1203	32.617745	-83.683149	Other - Southeast
LongHorn Steakhouse		5119	1420 Towne Lake Pkwy		Woodstock	GA	30189	770-924-5494	34.104448	-84.539457	Atlanta
LongHorn Steakhouse		5483	2671 James Street		Coralville	IA	52241	319-338-2011	41.687653	-91.608659	Other - Midwest
LongHorn Steakhouse		5397	3727 Denmark Drive		Council Bluffs	IA	51501	712-366-8085	41.22202	-95.83552	Other - Midwest
LongHorn Steakhouse		5374	1425 E San Marnan Drive		Waterloo	IA	50702	319-235-4336	42.464574	-92.326664	Other - Midwest
LongHorn Steakhouse		5340	708 Janes Ave		Bolingbrook	IL	60440	630-783-0684	41.718943	-88.037585	Chicago
LongHorn Steakhouse		5404	2101 N Prospect Ave		Champaign	IL	61822	217-352-9189	40.141394	-88.258592	Other - Midwest
LongHorn Steakhouse		5315	1470 East Touhy Avenue		Des Plaines	IL	60016	847-391-9860	42.009974	-87.886914	Chicago
LongHorn Steakhouse		5104	6115 N Illinois St.		Fairview Heights	IL	62208	618-394-8540	38.589152	-89.985478	St. Louis
LongHorn Steakhouse		5254	7070 Forrest Preserve Ave		Norridge	IL	60706	708-457-2280	41.955506	-87.804609	Chicago
LongHorn Steakhouse		5291	9530 S Pulaski Rd		Oak Lawn	IL	60453	708-636-6800	41.719351	-87.721688	Chicago
LongHorn Steakhouse		5328	15531 S La Grange Rr		Orland Park	IL	60462	708-403-2206	41.607929	-87.852561	Chicago
LongHorn Steakhouse		5266	7401 North Grand Praire Dr		Peoria	IL	61615	309-693-5750	40.777671	-89.677106	Other - Midwest
LongHorn Steakhouse		5512	6655 E. State St		Rockford	IL	61108	815-397-4685	42.267731	-88.9873	Other - Midwest
LongHorn Steakhouse		5434	1901 E Golf Rd		Schaumburg	IL	60173	847-995-0107	42.050091	-88.034563	Chicago
LongHorn Steakhouse		5241	2451 Wabash Ave		Springfield	IL	62704	217-726-5130	39.764569	-89.70319	Other - Midwest
LongHorn Steakhouse		5157	10107 E US Highway 36		Avon	IN	46123	317-271-5200	39.76312	-86.344199	Other - Midwest
LongHorn Steakhouse		5270	721 South College Mall Rd		Bloomington	IN	47401	812-334-1600	39.159525	-86.497068	Other - Midwest
LongHorn Steakhouse		5392	5910 East 82nd St.		Castleton	IN	46250	317-595-0094	39.90594	-86.06613	Other - Midwest
LongHorn Steakhouse		5281	1210 Veterans Pkwy		Clarksville	IN	47129	812-284-5800	38.327307	-85.761249	Other - Midwest
LongHorn Steakhouse		5221	320 N Green River Rd		Evansville	IN	47715	812-473-2400	37.98073	-87.493233	Other - Midwest
LongHorn Steakhouse		5229	5840 W 86th Street		Indianapolis	IN	46278	317-704-0024	39.911305	-86.264258	Other - Midwest
LongHorn Steakhouse		5159	4820 East Southport Rd		Indianapolis	IN	46237	317-783-7600	39.666475	-86.086245	Other - Midwest
LongHorn Steakhouse		5236	10240 East Washington St		Indianapolis	IN	46229	317-890-0300	39.775657	-85.984361	Other - Midwest
LongHorn Steakhouse		5263	2345 E 80th Street		Merrillville	IN	46410	219-736-9340	41.471733	-87.308318	Chicago
LongHorn Steakhouse		5279	1650 Olmstead Dr		Portage	IN	46368	219-762-5911	41.604217	-87.172322	Chicago
LongHorn Steakhouse		5210	1708 Village West Pkwy		Kansas City	KS	66111	913-788-4400	39.123724	-94.82712	Kansas City
LongHorn Steakhouse		5206	3050 Iowa Street		Lawrence	KS	66046	785-843-7000	38.929462	-95.260074	Other - Midwest
LongHorn Steakhouse		5143	4500 West 119th Street	Suite A 100	Leawood	KS	66209	913-661-0373	38.913405	-94.638529	Kansas City
LongHorn Steakhouse		5386	505 Tuttle Creek Blvd		Manhattan	KS	66502	785-532-9061	39.18424	-96.55934	Other - Midwest
LongHorn Steakhouse		5314	16689 W 119th Street		Olathe	KS	66061	913-764-7444	38.912435	-94.779084	Kansas City
LongHorn Steakhouse		5430	2590 South 9th Street		Salina	KS	67401	785-823-2201	38.793291	-97.613436	Other - Midwest
LongHorn Steakhouse		5211	1915 SW Wanamaker Rd		Topeka	KS	66604	785-228-9900	39.032267	-95.762654	Other - Midwest
LongHorn Steakhouse		5418	2720 N Maize Road		Wichita	KS	67205	316-722-3313	37.73223	-97.46218	Other - Midwest
LongHorn Steakhouse		5452	440 S Towne East Mall Drive		Wichita	KS	67207	316-618-8681	37.680124	-97.249519	Other - Midwest
LongHorn Steakhouse		5135	2635 Scottsville Rd		Bowling Green	KY	42104	270-746-0055	36.948196	-86.424819	Other - Southeast
LongHorn Steakhouse		5198	200 Crossroads Blvd		Cold Spring	KY	41076	859-441-4820	39.003967	-84.423188	Cincinnati
LongHorn Steakhouse		5437	1614 N Dixie Hwy.		Elizabethtown	KY	42701	270-737-5550	37.730523	-85.886084	Other - Southeast
LongHorn Steakhouse		5046	7501 Foltz Drive		Florence	KY	41042	859-282-9100	39.016837	-84.636741	Cincinnati
LongHorn Steakhouse		5220	101 Westridge Dr	Suite A	Frankfort	KY	40601	502-875-1500	38.164085	-84.89536	Other - Southeast
LongHorn Steakhouse		5187	2217 Harrodsburg Rd		Lexington	KY	40504	859-313-5420	38.024221	-84.540473	Other - Southeast
LongHorn Steakhouse		5429	4813 Outer Loop		Louisville	KY	40219	502-969-9790	38.139704	-85.67277	Other - Midwest
LongHorn Steakhouse		5171	2535 Hurstbourne Gem Lane		Louisville	KY	40220	502-671-5350	38.214324	-85.593132	Other - Midwest
LongHorn Steakhouse		5287	9700 Von Allmen Courtt		Louisville	KY	40241	502-326-7500	38.311489	-85.573435	Other - Midwest

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
LongHorn Steakhouse		5289	69368 Highway 21		Covington	LA	70433	985-875-1100	30.443996	-90.141487	New Orleans
LongHorn Steakhouse		5339	249 Range 12 Blvd		Denham Springs	LA	70726	225-664-5736	30.453389	-90.958956	New Orleans
LongHorn Steakhouse		5363	4248 Ambassador Caffery Parkway		Lafayette	LA	70508	337-981-8549	30.15971	-92.053	New Orleans
LongHorn Steakhouse		5353	4461 Pecanland Mall Dr		Monroe	LA	71203	318-387-1221	32.4975	-92.06625	Other - Southeast
LongHorn Steakhouse		5341	7231 Youree Dr		Shreveport	LA	71105	318-797-0679	32.439769	-93.715677	Other - Southeast
LongHorn Steakhouse		5515	196 Town Center Parkway		Slidell	LA	70458	985-649-9390	30.269094	-89.75686	New Orleans
LongHorn Steakhouse		5148	401 Park Drive		Boston	MA	02215	617-247-9199	42.344421	-71.101769	Boston
LongHorn Steakhouse		5140	250 Franklin Village Dr		Franklin	MA	02038	508-528-2670	42.088388	-71.424454	Providence
LongHorn Steakhouse		5181	59 Plaistow Rd		Haverhill	MA	01830	978-556-9720	42.812635	-71.101813	Other - New England
LongHorn Steakhouse		5145	227 N Main Street		Leominister	MA	01453	978-534-6429	42.53976	-71.759438	Other - New England
LongHorn Steakhouse		5296	390 West Street	Unit U	Mansfield	MA	02048	508-261-8810	42.022189	-71.231052	Providence
LongHorn Steakhouse		5156	191 Boston Post Rd W		Marlborough	MA	01752	508-481-4100	42.340802	-71.588706	Other - New England
LongHorn Steakhouse		5226	70 Worcester Providence Dr	Suite 635	Millbury	MA	01527	508-865-2202	42.196518	-71.776087	Other - New England
LongHorn Steakhouse		5158	1250 S Washington St	Fashion Crossing Mall	North Attleboro	MA	02760	508-643-9622	41.940367	-71.347261	Providence
LongHorn Steakhouse		5310	125 Church Street		Pembroke	MA	02359	781-826-4833	42.106485	-70.772825	Boston
LongHorn Steakhouse		5233	800 Route 44		Raynham	MA	02767	508-821-9246	41.906634	-71.036191	Other - New England
LongHorn Steakhouse		5325	39 Walker'S Brook Drive		Reading	MA	01867	781-942-4801	42.518953	-71.094455	Boston
LongHorn Steakhouse		5284	1910 Andover St		Tewksbury	MA	01876	978-640-5813	42.643191	-71.228991	Boston
LongHorn Steakhouse		5323	2421 Cranberry Highway		Wareham	MA	02571	508-291-6355	41.776619	-70.74347	Other - New England
LongHorn Steakhouse		5196	1105 Riverdale St		West Springfield	MA	01089	413-747-8500	42.133945	-72.62383	Other - New England
LongHorn Steakhouse		5174	4100 Town Center Blvd		Bowie	MD	20716	301-352-9406	38.945558	-76.733663	DC
LongHorn Steakhouse		5446	23054 Three Notch Road		California	MD	20619	240-895-0160	38.301177	-76.514029	Other - Middle Atlantic
LongHorn Steakhouse		5183	8650 Snowden River Pkwy		Columbia	MD	21045	410-953-8180	39.19668	-76.809377	Baltimore
LongHorn Steakhouse		5213	5744 Buckeystown Pike		Frederick	MD	21704	301-682-6751	39.392222	-77.410491	DC
LongHorn Steakhouse		5167	20017 Century Blvd		Germantown	MD	20874	240-686-2060	39.18336	-77.258779	DC
LongHorn Steakhouse		5217	1000 Prime Outlets Blvd		Hagerstown	MD	21740	301-393-8119	39.609263	-77.730738	Other - Middle Atlantic
LongHorn Steakhouse		5358	7059 Arundel Mills Circle		Hanover	MD	21076	410-796-1427	39.154319	-76.728962	Baltimore
LongHorn Steakhouse		5494	1100 Capital Centre Blvd		Largo	MD	20774	301-324-0854	38.90464	-76.84619	DC
LongHorn Steakhouse		5255	13600 Baltimore Ave	Suite 500	Laurel	MD	20707	301-617-3500	39.077038	-76.868287	DC
LongHorn Steakhouse		5282	8655 Pulaski Hwy		Rosedale	MD	21237	410-238-6500	39.334855	-76.483699	Baltimore
LongHorn Steakhouse		5411	2312 N Salisbury Blvd		Salisbury	MD	21801	443-260-4680	38.40053	-75.56943	Other - Middle Atlantic
LongHorn Steakhouse		5178	3315 Crain Highway		Waldorf	MD	20603	301-632-6300	38.621537	-76.916758	DC
LongHorn Steakhouse		5267	649 Turner Street	Suite 400	Auburn	ME	04210	207-784-1807	44.120065	-70.231682	Other - New England
LongHorn Steakhouse		5208	12 Stephen King Dr	Suite 1	Augusta	ME	04330	207-622-5700	44.345461	-69.788472	Other - New England
LongHorn Steakhouse		5343	605 Hogan Road		Bangor	ME	04401	207-945-3455	44.83526	-68.740978	Other - New England
LongHorn Steakhouse		5283	510 Mariner Way		Biddeford	ME	04005	207-294-4316	43.475315	-70.51154	Other - New England
LongHorn Steakhouse		5184	300 Maine Mall Rd	Ste. 800	South Portland	ME	04106	207-780-0800	43.63606	-70.335773	Other - New England
LongHorn Steakhouse		5262	3190 Fairlane Blvd		Allen Park	MI	48101	313-441-9260	42.282414	-83.205833	Detroit
LongHorn Steakhouse		5264	15340 Hall Rd		Clinton Township	MI	48038	586-412-9230	42.626671	-82.971684	Detroit
LongHorn Steakhouse		5269	5088 28th Street SE		Grand Rapids	MI	49512	616-940-8180	42.912065	-85.541656	Other - Midwest
LongHorn Steakhouse		5209	4965 S Baldwin Rd		Lake Orion	MI	48359	248-393-2500	42.706309	-83.310169	Detroit
LongHorn Steakhouse		5524	5796 W Saginaw Hwy		Lansing	MI	48917	517-703-9041	42.741535	-84.63163	Other - Midwest
LongHorn Steakhouse		5230	35400 Warren Rd		Westland	MI	48185	734-466-4300	42.33926	-83.392377	Detroit
LongHorn Steakhouse		5190	1212 North Ave		Belton	MO	64012	816-318-8300	38.814133	-94.514925	Kansas City
LongHorn Steakhouse		5134	17100 Chesterfield Airport Rd		Chesterfield	MO	63005	636-728-0347	38.667916	-90.591086	St. Louis
LongHorn Steakhouse		5205	31 Conley Road		Columbia	MO	65201	573-874-3000	38.949267	-92.294485	Other - Southeast
LongHorn Steakhouse		5100	2317 N Highway 67		Florissant	MO	63033	314-838-6221	38.803701	-90.310183	St. Louis
LongHorn Steakhouse		5228	5552 Saint Louis Mills Blvd		Hazelwood	MO	63042	314-291-3940	38.784927	-90.41739	St. Louis
LongHorn Steakhouse		5142	17800 39th Street		Independence	MO	64055	816-373-0716	39.048884	-94.370055	Kansas City
LongHorn Steakhouse		5219	3545 Missouri Blvd		Jefferson City	MO	65109	573-636-9100	38.58167	-92.249774	Other - Southeast
LongHorn Steakhouse		5463	1930 Range Line Road		Joplin	MO	64804	417-781-2672	37.069568	-94.4783	Other - Southeast
LongHorn Steakhouse		5154	9400 Northeast Barry Rd		Kansas City	MO	64157	816-781-4667	39.245358	-94.462955	Kansas City
LongHorn Steakhouse		5164	1696 NW Chipman		Lee's Summit	MO	64081	816-525-4444	38.926714	-94.408373	Kansas City
LongHorn Steakhouse		5123	2102 Highway K		O Fallon	MO	63366	636-379-8620	38.779752	-90.699249	St. Louis
LongHorn Steakhouse		5218	3979 Veterans Memorial Pkwy		Saint Peters	MO	63376	636-922-2900	38.794267	-90.568893	St. Louis
LongHorn Steakhouse		5403	3121 S Glenstone Avenue		Springfield	MO	65804	417-883-5025	37.15673	-93.26497	Other - Southeast
LongHorn Steakhouse		5108	3642 S Lindbergh Blvd		Sunset Hills	MO	63127	314-821-7797	38.553731	-90.406393	St. Louis
LongHorn Steakhouse		5476	2023 Highway 45 N		Columbus	MS	39705	662-244-8485	33.52322	-88.43617	Other - Southeast
LongHorn Steakhouse		5419	114 Laurel Park Cove		Flowood	MS	39232	601-936-5759	32.338056	-90.071185	Other - Southeast
LongHorn Steakhouse		5330	15270 Crossroad Parkway		Gulfport	MS	39503	228-539-5053	30.437631	-89.092722	Other - Southeast
LongHorn Steakhouse		5258	4503 Hardy St		Hattiesburg	MS	39403	601-296-9279	31.325085	-89.357175	Other - Southeast
LongHorn Steakhouse		5298	294 Goodman Rd West		Southaven	MS	38671	662-349-6903	34.963205	-89.995046	Memphis
LongHorn Steakhouse		5398	3574 North Gloster Street		Tupelo	MS	38804	662-620-6301	34.303995	-88.706814	Other - Southeast
LongHorn Steakhouse		5277	1411 Beaver Creek Commons Dr		Apex	NC	27502	919-303-4889	35.746895	-78.88381	Raleigh-Durham
LongHorn Steakhouse		5242	3 Restaurant Court		Asheville	NC	28805	828-225-2838	35.591676	-82.531851	Other - Southeast
LongHorn Steakhouse		5096	153 Huffman Mill Road		Burlington	NC	27215	336-586-0082	36.079659	-79.484499	Greensboro
LongHorn Steakhouse		5136	8115 Old Mallard Creek Rd		Charlotte	NC	28262	704-921-5971	35.317532	-80.778333	Charlotte
LongHorn Steakhouse		5102	351 Copperfield Blvd		Concord	NC	28025	704-795-1030	35.446843	-80.599185	Charlotte
LongHorn Steakhouse		5497	405 Cox Road		Gastonia	NC	28054	704-868-0046	35.261887	-81.134135	Charlotte
LongHorn Steakhouse		5440	609 N Berkeley Blvd	Suite A	Goldsboro	NC	27534	919-778-3331	35.376155	-77.942715	Other - Southeast
LongHorn Steakhouse		5115	6012 Landmark Center Blvd		Greensboro	NC	27407	336-855-5300	36.054125	-79.89667	Greensboro
LongHorn Steakhouse		5062	2925 Battleground Ave	Suite A	Greensboro	NC	27408	336-545-3200	36.113014	-79.833918	Greensboro
LongHorn Steakhouse		5231	520 Greenville Blvd SE		Greenville	NC	27858	252-830-6100	35.582855	-77.372781	Other - Southeast
LongHorn Steakhouse		5122	1332 Highway 70 SE		Hickory	NC	28602	828-322-2944	35.70906	-81.312826	Other - Southeast
LongHorn Steakhouse		5061	1540 North Main Street		High Point	NC	27262	336-883-7373	35.975009	-80.017986	Greensboro
LongHorn Steakhouse		5092	16641 Statesville Rd		Huntersville	NC	28078	704-895-3488	35.441476	-80.866133	Charlotte
LongHorn Steakhouse		5478	3510 Western Blvd		Jacksonville	NC	28546	910-219-3961	34.79659	-77.41024	Other - Southeast
LongHorn Steakhouse		5520	9950 Independence Blvd		Matthews	NC	28105	704-844-8922	35.131528	-80.71149	Charlotte
LongHorn Steakhouse		5426	2117 W Roosevelt Blvd		Monroe	NC	28110	704-225-0060	35.00585	-80.55896	Charlotte
LongHorn Steakhouse		5462	5120 Hwy 70		Morehead City	NC	28557	252-222-0396	34.737872	-76.803253	Other - Southeast
LongHorn Steakhouse		5099	10605 Centrum Parkway		Pineville	NC	28134	704-543-0484	35.088634	-80.877034	Charlotte
LongHorn Steakhouse		5251	8121 Brier Creek Pkwy		Raleigh	NC	27617	919-484-7669	35.909359	-78.783928	Raleigh-Durham
LongHorn Steakhouse		5349	1371 Klumac Road		Salisbury	NC	28147	704-636-2857	35.637437	-80.487943	Other - Southeast
LongHorn Steakhouse		5493	194 Brucewood Road		Southern Pines	NC	28387	910-246-1679	35.1705	-79.4231	Other - Southeast
LongHorn Steakhouse		5216	925 International Dr		Wilmington	NC	28405	910-509-1550	34.243381	-77.82833	Other - Southeast
LongHorn Steakhouse		5168	955 Hanes Mall Rd		Winston-Salem	NC	27103	336-760-1700	36.06485	-80.314915	Greensboro
LongHorn Steakhouse		5432	4410 13th Ave South		Fargo	ND	58103	701-282-8039	46.861434	-96.859957	Other - Midwest
LongHorn Steakhouse		5500	1707 22nd Avenue SW		Minot	ND	58701	701-858-1707	48.208969	-101.317894	Other - Midwest
LongHorn Steakhouse		5401	3040 S 143 Plaza		Omaha	NE	68144	402-330-1880	41.230828	-96.137631	Other - Midwest
LongHorn Steakhouse		5422	7425 Dodge Street	Suite # 103	Omaha	NE	68114	402-391-2667	41.259341	-96.028401	Other - Midwest
LongHorn Steakhouse		5278	124 State Route 101a		Amherst	NH	03031	603-579-6975	42.806963	-71.565916	Other - New England
LongHorn Steakhouse		5131	217 Loudon Rd		Concord	NH	03301	603-228-0655	43.221242	-71.49702	Other - New England
LongHorn Steakhouse		5253	8 Ashbrooke Rd	Unit A	Keene	NH	03431	603-352-5088	42.925273	-72.306496	Other - New England
LongHorn Steakhouse		5141	1580 South Willow St		Manchester	NH	03103	603-647-4901	42.95202	-71.435118	Other - New England
LongHorn Steakhouse		5173	5 Harold Drive		Nashua	NH	03060	603-888-6900	42.709	-71.44306	Other - New England
LongHorn Steakhouse		5214	41 Gosling Rd		Newington	NH	03801	603-334-6533	43.092142	-70.800663	Other - New England
LongHorn Steakhouse		5303	2108 Atlantic Ave		Atlantic City	NJ	08401	609-344-2050	39.358218	-74.437114	Atlantic City
LongHorn Steakhouse		5351	907 Bayonne Crossing Way		Bayonne	NJ	07002	201-858-0976	40.661224	-74.108022	New York
LongHorn Steakhouse		5385	2301 Route 38		Cherry Hill	NJ	08002	856-482-2393	39.939528	-75.013109	Philadelphia
LongHorn Steakhouse		5424	1440 Almonesson Road		Deptford	NJ	08096	856-251-6991	39.829553	-75.101081	Philadelphia
LongHorn Steakhouse		5192	50-J International Dr South		Flanders	NJ	07836	973-448-4988	40.885845	-74.708089	New York
LongHorn Steakhouse		5331	150 Route 31 North		Flemington	NJ	08822	908-788-9490	40.525233	-74.85415	New York
LongHorn Steakhouse		5312	300 West Main Street		Freehold	NJ	07728	732-863-9100	40.244186	-74.297783	Other - Middle Atlantic
LongHorn Steakhouse		5256	185 Market Place Blvd		Hamilton	NJ	08650	609-585-0015	40.193874	-74.643028	Trenton
LongHorn Steakhouse		5203	4801 US Highway 9		Howell	NJ	07731	732-730-2875	40.133146	-74.223111	Other - Middle Atlantic
LongHorn Steakhouse		5322	1895 Route 70		Lakewood	NJ	08701	732-451-9300	40.056067	-74.16304	Other - Middle Atlantic
LongHorn Steakhouse		5484	4417 Black Horse Pike		Mays Landing	NJ	08330	609-383-8539	39.4515	-74.64171	Atlantic City
LongHorn Steakhouse		5272	110 Bluebird Lane		Millville	NJ	08332	856-293-1500	39.425507	-75.040591	Philadelphia
LongHorn Steakhouse		5191	2251 Route 1		North Brunswick	NJ	08902	732-821-4200	40.445993	-74.49983	New York
LongHorn Steakhouse		5162	690 Route 46		Parsippany	NJ	07054	973-257-9230	40.862389	-74.371828	New York
LongHorn Steakhouse		5185	1368 Cententennial Ave		Piscataway	NJ	08854	732-981-8200	40.551649	-74.43555	New York
LongHorn Steakhouse		5146	160 Route 17 North		Rochelle Park	NJ	07662	201-587-0673	40.902325	-74.071773	New York
LongHorn Steakhouse		5223	366 US Hwy Route 9		Woodbridge	NJ	07095	732-750-1006	40.536718	-74.294994	New York
LongHorn Steakhouse		5464	2015 Walden Avenue		Cheektowaga	NY	14225	716-681-2351	42.907687	-78.761392	Buffalo
LongHorn Steakhouse		5387	1837 West Ridge Road		Greece	NY	14615	585-227-6930	43.206419	-77.67783	Rochester
LongHorn Steakhouse		5355	680 Jefferson Road	Bldg. 7	Henrietta	NY	14623	585-272-9695	43.08759	-77.62407	Rochester

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
LongHorn Steakhouse		5317	1286 Route 300 NE		Newburgh	NY	12550	845-567-0212	41.505921	-74.068055	Other - Middle Atlantic
LongHorn Steakhouse		5450	3494 Amelia Dr		Orchard Park	NY	14127	716-825-1378	42.789847	-78.783277	Buffalo
LongHorn Steakhouse		5357	7720 State Route 96		Victor	NY	14564	585-924-9901	43.02484	-77.43772	Rochester
LongHorn Steakhouse		5107	2710 Towne Dr.		Beaver Creek	OH	45431	937-431-8344	39.766658	-84.051575	Dayton
LongHorn Steakhouse		5151	953 Boardman-Poland Rd		Boardman	OH	44512	330-729-9730	41.023456	-80.635493	Other - Midwest
LongHorn Steakhouse		5380	1077 North Bridge Street		Chillicothe	OH	45601	740-775-7100	39.358607	-82.975719	Other - Midwest
LongHorn Steakhouse		5189	6620 Harrison Ave		Cincinnati	OH	45247	513-574-6100	39.19607	-84.661128	Cincinnati
LongHorn Steakhouse		5490	9681 Colerain Ave		Cincinnati	OH	45251	513-245-1524	39.24631	-84.59639	Cincinnati
LongHorn Steakhouse		5041	2692 Madison Road	Suite L	Cincinnati	OH	45208	513-351-4040	39.146255	-84.443138	Cincinnati
LongHorn Steakhouse		5117	853 Eastgate North Dr		Cincinnati	OH	45245	513-947-8882	39.097009	-84.26836	Cincinnati
LongHorn Steakhouse		5257	45 Montrose West Avenue		Copley	OH	44321	330-670-9059	41.134631	-81.653634	Cleveland
LongHorn Steakhouse		5058	443 Howe Avenue		Cuyahoga Falls	OH	44221	330-922-3391	41.119545	-81.478515	Cleveland
LongHorn Steakhouse		5091	6035 Blazer Memorial Pkwy		Dublin	OH	43017	614-760-5560	40.078409	-83.131947	Columbus
LongHorn Steakhouse		5237	4950 N Hamilton Rd		Gahanna	OH	43230	614-855-0200	40.057845	-82.862738	Columbus
LongHorn Steakhouse		5238	1742 Stringtown Rd		Grove City	OH	43123	614-801-1980	39.879221	-83.041826	Columbus
LongHorn Steakhouse		5417	71 Central Parkway		Heath	OH	43056	740-522-1035	40.027889	-82.447867	Other - Midwest
LongHorn Steakhouse		5169	4171 Rockside Rd		Independence	OH	44131	216-642-8700	41.400369	-81.662677	Cleveland
LongHorn Steakhouse		5166	459 West Dussel Drive		Maumee	OH	43537	419-891-5100	41.581286	-83.677626	Other - Midwest
LongHorn Steakhouse		5138	4907 Grande Blvd		Medina	OH	44256	330-721-4585	41.16505	-81.862751	Cleveland
LongHorn Steakhouse		5072	9557 Mentor Avenue		Mentor	OH	44060	440-639-5103	41.682285	-81.297546	Cleveland
LongHorn Steakhouse		5195	1921 W Dorothy Lane		Moraine	OH	45439	937-293-2700	39.709794	-84.204513	Dayton
LongHorn Steakhouse		5083	6626 Strip Avenue		North Canton	OH	44720	330-305-1984	40.87715	-81.4327	Other - Midwest
LongHorn Steakhouse		5121	1740 Hill Rd North		Pickerington	OH	43147	614-367-0322	39.925608	-82.785229	Columbus
LongHorn Steakhouse		5048	20999 Center Ridge Road		Rocky River	OH	44116	440-356-5433	41.461467	-81.852093	Cleveland
LongHorn Steakhouse		5126	68040 Mall Ring Rd		Saint Clairsville	OH	43950	740-699-4722	40.071112	-80.866997	Other - Midwest
LongHorn Steakhouse		5482	5219 Milan Road		Sandusky	OH	44870	419-626-2700	41.404798	-82.661279	Other - Midwest
LongHorn Steakhouse		5057	6015 Enterprise Parkway		Solon	OH	44139	440-498-9553	41.395827	-81.463249	Cleveland
LongHorn Steakhouse		5073	17211 Southpark Center		Strongsville	OH	44136	440-238-7917	41.312358	-81.820692	Cleveland
LongHorn Steakhouse		5393	4155 Talmadge Rd		Toledo	OH	43623	419-474-6087	41.69457	-83.64542	Other - Midwest
LongHorn Steakhouse		5215	7711 Voice Of America Centre Dr		West Chester	OH	45069	513-779-6690	39.35303	-84.362534	Cincinnati
LongHorn Steakhouse		5153	4049 Burbank Rd		Wooster	OH	44691	330-262-0502	40.849089	-81.945351	Cleveland
LongHorn Steakhouse		5457	3557 Maple Ave		Zanesville	OH	43701	740-452-5594	39.987995	-82.023177	Other - Midwest
LongHorn Steakhouse		5344	2521 W. Memorial Road		Oklahoma City	OK	73134	405-936-0742	35.610304	-97.559764	Other - Southwest
LongHorn Steakhouse		5345	9111 E. 71st Street		Tulsa	OK	74133	918-294-0244	36.0614	-95.874818	Other - Southwest
LongHorn Steakhouse		5402	333 W Plank Rd		Altoona	PA	16602	814-942-7881	40.473785	-78.405318	Other - Middle Atlantic
LongHorn Steakhouse		5286	300 Crossroads Mall	Rural Route 611	Bartonsville	PA	18321	570-424-1700	41.00009	-75.267375	Other - Middle Atlantic
LongHorn Steakhouse		5160	100 Rockhill Drive		Bensalem	PA	19020	215-396-8161	40.136064	-74.957481	Philadelphia
LongHorn Steakhouse		5447	980 Norland Avenue		Chambersburg	PA	17201	717-261-9701	39.93947	-77.62816	Other - Middle Atlantic
LongHorn Steakhouse		5285	1679 State Road 228		Cranberry Township	PA	16066	724-776-1500	40.686035	-80.078962	Pittsburgh
LongHorn Steakhouse		5441	3784 Dryland Way		Easton	PA	18045	610-258-3058	40.713298	-75.284594	Other - Middle Atlantic
LongHorn Steakhouse		5139	6750 Peach Street		Erie	PA	16509	814-866-7003	42.05679	-80.090588	Other - Middle Atlantic
LongHorn Steakhouse		5172	100 Bartlett Ave		Exton	PA	19341	610-524-0700	40.02238	-75.62558	Philadelphia
LongHorn Steakhouse		5371	5296 Route 30		Greensburg	PA	15601	724-837-8182	40.30255	-79.51137	Pittsburgh
LongHorn Steakhouse		5405	20 Wilson Avenue		Hanover	PA	17331	717-630-2001	39.82905	-76.99888	Other - Middle Atlantic
LongHorn Steakhouse		5489	4590 Jonestown Road	The Mall In Columbia	Harrisburg	PA	17109	717-541-4280	40.301125	-76.816105	Harrisburg
LongHorn Steakhouse		5234	993 Plaza Blvd		Lancaster	PA	17601	717-291-2100	40.065371	-76.342432	Other - Middle Atlantic
LongHorn Steakhouse		5505	2125 Cumberland Street		Lebanon	PA	17042	717-279-8370	40.33926	-76.449	Harrisburg
LongHorn Steakhouse		5294	6416 Carlisle Pike	Suite 100	Mechanicsburg	PA	17050	717-796-9095	40.247112	-77.010115	Harrisburg
LongHorn Steakhouse		5292	8011 Shoppes Blvd		Moosic	PA	18507	570-969-9200	41.362432	-75.67798	Other - Middle Atlantic
LongHorn Steakhouse		5180	690 S Trooper Rd		Norristown	PA	19403	610-650-9200	40.127513	-75.404056	Philadelphia
LongHorn Steakhouse		5235	2120 South Columbus Blvd		Philadelphia	PA	19148	215-218-9600	39.919413	-75.14118	Philadelphia
LongHorn Steakhouse		5227	9769 Roosevelt Blvd	Suite #1152	Philadelphia	PA	19114	215-464-1273	40.084419	-75.024082	Philadelphia
LongHorn Steakhouse		5293	200 Robinson Center Dr		Pittsburgh	PA	15205	412-788-2050	40.451409	-80.161764	Pittsburgh
LongHorn Steakhouse		5249	1110 Town Square Rd		Pottstown	PA	19465	610-718-9505	40.227318	-75.660148	Other - Middle Atlantic
LongHorn Steakhouse		5467	1085 Woodland Road		Reading	PA	19610	610-375-2580	40.344099	-75.971389	Other - Middle Atlantic
LongHorn Steakhouse		5369	44 Nina Dr		Selinsgrove	PA	17870	570-743-7601	40.838658	-76.832363	Other - Middle Atlantic
LongHorn Steakhouse		5252	1000 Pittsburgh Mills Blvd		Tarentum	PA	15084	724-275-2126	40.570168	-79.797284	Pittsburgh
LongHorn Steakhouse		5260	240 Easton Rd		Warrington	PA	18976	215-918-2500	40.219566	-75.140554	Philadelphia
LongHorn Steakhouse		5245	410 West Waterfront Dr		West Homestead	PA	15120	412-476-8195	40.404236	-79.918868	Pittsburgh
LongHorn Steakhouse		5372	1035 Grape Street		Whitehall	PA	18052	610-231-8829	40.634497	-75.479295	Other - Middle Atlantic
LongHorn Steakhouse		5436	25 Bear Creek Blvd		Wilkes Barre	PA	18702	570-822-1878	41.246917	-75.840575	Other - Middle Atlantic
LongHorn Steakhouse		5319	2901 Concord Rd		York	PA	17402	717-600-1700	39.983154	-76.667951	Other - Middle Atlantic
LongHorn Steakhouse		5144	400 Bald Hill Road	Suite 451	Warwick	RI	02886	401-737-6943	41.724935	-71.47874	Providence
LongHorn Steakhouse		5495	2480 Whiskey Road		Aiken	SC	29803	803-648-5070	33.507911	-81.710682	Other - Southeast
LongHorn Steakhouse		5207	3730 Clemson Blvd		Anderson	SC	29621	864-224-2100	34.554495	-82.681226	Other - Southeast
LongHorn Steakhouse		5377	1262 Fording Island Rd	Tanger I Outlet Center	Bluffton	SC	29910	843-705-7001	32.24646	-80.83155	Other - Southeast
LongHorn Steakhouse		5094	171 Harbison Road		Columbia	SC	29212	803-732-2482	34.069443	-81.164593	Other - Southeast
LongHorn Steakhouse		5076	902-A Gervais Street		Columbia	SC	29201	803-254-5100	33.999633	-81.038183	Other - Southeast
LongHorn Steakhouse		5095	2760 Decker Blvd.		Columbia	SC	29206	803-736-7464	34.064556	-80.955471	Other - Southeast
LongHorn Steakhouse		5458	180 Rolling Hills Circle		Easley	SC	29640	864-855-4441	34.826964	-82.545971	Other - Southeast
LongHorn Steakhouse		5276	3021 West Radio Dr		Florence	SC	29501	843-665-9120	34.189447	-79.838417	Other - Southeast
LongHorn Steakhouse		5307	1125 Woodruff Rd	Suite 1500	Greenville	SC	29607	864-676-1590	34.828248	-82.300225	Other - Southeast
LongHorn Steakhouse		5152	1845 N Hwy 17		Mount Plesant	SC	29464	843-881-7231	32.830105	-79.832316	Charleston
LongHorn Steakhouse		5239	1180 Oak Forrest Lane		Myrtle Beach	SC	29577	843-839-3310	33.706551	-78.919538	Other - Southeast
LongHorn Steakhouse		5202	7250 Rivers Ave.	Unit 400	North Charleston	SC	29406	843-863-0310	32.934098	-80.037134	Charleston
LongHorn Steakhouse		5459	4723 Highway 17 South		North Myrtle Beach	SC	29582	843-272-0013	33.797636	-78.741308	Other - Southeast
LongHorn Steakhouse		5125	2255 Cross Pointe Dr		Rock Hill	SC	29730	803-980-6255	34.939514	-80.966591	Charlotte
LongHorn Steakhouse		5390	1504 W O Ezell Blvd		Spartanburg	SC	29301	864-595-2817	34.93767	-81.988293	Other - Southeast
LongHorn Steakhouse		5406	1510 Eglin St.		Rapid City	SD	57701	605-342-2321	44.099424	-103.185835	Other - Midwest
LongHorn Steakhouse		5337	8324 Hwy. 64		Bartlett	TN	38133	901-388-5053	35.204949	-89.785436	Memphis
LongHorn Steakhouse		5248	774 Old Hickory Blvd		Brentwood	TN	37027	615-376-5555	36.041625	-86.777948	Nashville
LongHorn Steakhouse		5015	5771 Brainerd Road		Chattanooga	TN	37411	423-490-0573	35.013242	-85.212575	Other - Southeast
LongHorn Steakhouse		5127	2788 Wilma Rudolph Blvd		Clarksville	TN	37040	931-551-3800	36.586707	-87.295411	Other - Southeast
LongHorn Steakhouse		5491	4305 Holiday Inn Express Way NW		Cleveland	TN	37312	423-472-3430	35.212348	-84.864756	Other - Southeast
LongHorn Steakhouse		5336	3581 Houston Levee Rd		Collierville	TN	38017	901-861-9529	35.050998	-89.733252	Memphis
LongHorn Steakhouse		5306	1000 Jefferson Ave South		Cookeville	TN	38501	931-520-8620	36.137856	-85.501106	Other - Southeast
LongHorn Steakhouse		5460	11644 Parkside Drive	Suite 810	Farragut	TN	37934	865-966-6954	35.894378	-84.170849	Other - Southeast
LongHorn Steakhouse		5299	1003 Nashville Pike		Gallatin	TN	37066	615-206-9063	36.376105	-86.471106	Nashville
LongHorn Steakhouse		5268	5583 Highway 153		Hixson	TN	37343	423-870-2722	35.146565	-85.24991	Other - Southeast
LongHorn Steakhouse		5378	631 Vann Drive		Jackson	TN	38305	731-512-0662	35.667128	-88.846342	Other - Southeast
LongHorn Steakhouse		5427	2280 N Roan Street		Johnson City	TN	37601	423-232-6021	36.345874	-82.376715	Other - Southeast
LongHorn Steakhouse		5416	1750 E Stone Dr		Kingsport	TN	37660	423-245-0049	36.546923	-82.514755	Other - Southeast
LongHorn Steakhouse		5023	2021 North Gallatin Road #296		Madison	TN	37115	615-859-2202	36.301097	-86.693225	Nashville
LongHorn Steakhouse		5435	355 Pleasant Grove Road	Suite 115	Mount Juliet	TN	37122	615-773-5221	36.17628	-86.51353	Nashville
LongHorn Steakhouse		5308	2821 Medical Center Pkwy		Murfreesboro	TN	37129	615-890-4187	35.863147	-86.445916	Nashville
LongHorn Steakhouse		5020	1175 Murfreesboro Rd		Nashville	TN	37217	615-361-0457	36.122062	-86.705825	Nashville
LongHorn Steakhouse		5348	1706 Parkway		Sevierville	TN	37862	865-428-0961	35.831353	-83.573901	Other - Southeast
LongHorn Steakhouse		5444	975 Industrial Blvd		Smyrna	TN	37167	615-220-6262	35.978369	-86.566905	Nashville
LongHorn Steakhouse		5396	9900 S Interstate 35	Bldg U	Austin	TX	78748	512-292-1889	30.15578	-97.791853	Austin
LongHorn Steakhouse		5421	1469 East Whitestone Blvd		Cedar Park	TX	78613	512-260-1681	30.527858	-97.808531	Austin
LongHorn Steakhouse		5454	5488 S Padre Island Dr		Corpus Christi	TX	78411	361-906-0422	27.710864	-97.373617	Other - Southwest
LongHorn Steakhouse		5425	1005 W University Ave		Georgetown	TX	78628	512-863-0684	30.632818	-97.693867	Austin
LongHorn Steakhouse		5465	106 Bass Pro Dr		Harlingen	TX	78552	956-412-0622	26.189321	-97.721578	Other - Southwest
LongHorn Steakhouse		5471	9401-A Katy Freeway		Houston	TX	77024	713-463-3734	29.783465	-95.524318	Houston
LongHorn Steakhouse		5439	6201 E Sam Houston Pkwy N		Houston	TX	77049	281-436-1405	29.814419	-95.165028	Houston
LongHorn Steakhouse		5487	20127 Hwy 59 N		Humble	TX	77338	281-446-2261	30.00705	-95.26803	Houston
LongHorn Steakhouse		5481	20636 Katy Freeway		Katy	TX	77449	281-398-4331	29.785992	-95.7296	Houston
LongHorn Steakhouse		5472	4805 S Loop 289	Bldg 500	Lubbock	TX	79424	806-783-0015	33.532139	-101.915879	Other - Southwest
LongHorn Steakhouse		5431	7401 N 10th Street		McAllen	TX	78504	956-664-8315	26.270064	-98.219132	Other - Southwest
LongHorn Steakhouse		5395	3600 Expressway 83		McAllen	TX	78501	956-630-6426	26.195506	-98.262199	Other - Southwest
LongHorn Steakhouse		5384	2963 Cold Spring Drive		New Braunfels	TX	78130	830-629-9360	29.727962	-98.078062	San Antonio
LongHorn Steakhouse		5442	2809 Business Center Drive		Pearland	TX	77584	713-340-0104	29.557522	-95.389594	Houston
LongHorn Steakhouse		5414	2702 Parker Rd	Ste C	Round Rock	TX	78681	512-246-7474	30.480879	-97.681098	Austin
LongHorn Steakhouse		5364	5706 W Loop 1604 N		San Antonio	TX	78251	210-688-3789	29.48941	-98.70604	San Antonio
LongHorn Steakhouse		5360	5803 N Loop 1604 W		San Antonio	TX	78256	210-696-4025	29.591821	-98.601147	San Antonio
LongHorn Steakhouse		5388	22503 N US Hwy 281	Bldg 2	San Antonio	TX	78258	210-481-7643	29.64976	-98.45179	San Antonio

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
LongHorn Steakhouse		5381	7439 San Pedro Ave		San Antonio	TX	78216	210-348-5724	29.518327	-98.499808	San Antonio
LongHorn Steakhouse		5367	7833 Interstate 35 S		San Antonio	TX	78224	210-924-2487	29.35095	-98.53533	San Antonio
LongHorn Steakhouse		5443	26805 I-45 N		Spring	TX	77380	281-292-3522	30.150809	-95.449397	Houston
LongHorn Steakhouse		5428	16746 Southwest Freeway		Sugar Land	TX	77479	281-240-1018	29.590479	-95.6347	Houston
LongHorn Steakhouse		5423	4809 W Hwy 290		Sunset Valley	TX	78735	512-899-2933	30.23223	-97.816463	Austin
LongHorn Steakhouse		5376	3912 Saint Michael Drive		Texarkana	TX	75503	903-831-2309	33.455878	-94.090374	Other - Southwest
LongHorn Steakhouse		5534	4300 Franklin Ave		Waco	TX	76710	254-399-6903	31.523562	-97.166607	Other - Southwest
LongHorn Steakhouse		5488	19019 Gulf Freeway		Webster	TX	77598	281-332-0840	29.545123	-95.14512	Houston
LongHorn Steakhouse		5496	701 E Expressway 83		Weslaco	TX	78596	956-973-1526	26.17359	-97.98519	Other - Southwest
LongHorn Steakhouse		5469	963 E. Fort Union Blvd		Midvale	UT	84047	801-566-3235	40.622985	-111.863875	Salt Lake City
LongHorn Steakhouse		5468	3647 Wall Avenue		Ogden	UT	84401	801-621-4061	41.196835	-111.979975	Salt Lake City
LongHorn Steakhouse		5466	11346 River Heights Drive		South Jordan	UT	84095	801-727-8408	40.545382	-111.982319	Salt Lake City
LongHorn Steakhouse		5222	14056 Thunderbolt Place		Chantilly	VA	20151	703-481-5544	38.895888	-77.433572	DC
LongHorn Steakhouse		5342	14500 Hancock Village Street		Chesterfield	VA	23832	804-639-1571	37.403292	-77.671367	Richmond
LongHorn Steakhouse		5161	21075 Dulles Town Circle		Dulles	VA	20166	571-434-8501	39.028577	-77.423163	DC
LongHorn Steakhouse		5273	10012 Southpoint Pkwy		Fredericksburg	VA	22407	540-710-1600	38.235632	-77.505422	DC
LongHorn Steakhouse		5309	11311 West Broad St.	Suite A	Glen Allen	VA	23060	804-364-3800	37.649625	-77.605656	Richmond
LongHorn Steakhouse		5473	108 Marketplace Drive		Hampton	VA	23666	757-896-1100	37.038029	-76.402288	Other - Southeast
LongHorn Steakhouse		5333	9695 Liberia Ave		Manassas	VA	20111	703-361-5440	38.746684	-77.449538	DC
LongHorn Steakhouse		5480	12581 Jefferson Avenue		Newport News	VA	23602	757-890-4503	37.13199	-76.51563	Other - Southeast
LongHorn Steakhouse		5350	4409 S. Laburnum Ave		Richmond	VA	23231	804-222-0084	37.530199	-77.35838	Richmond
LongHorn Steakhouse		5399	4845 Valley View Blvd. NW		Roanoke	VA	24012	540-265-4790	37.30595	-79.96548	Other - Southeast
LongHorn Steakhouse		5335	3400 Princess Anne Rd	Lynnhaven Mall	Virginia Beach	VA	23456	757-368-2706	36.775429	-76.089589	Other - Southeast
LongHorn Steakhouse		5366	505 Fletcher Drive	Northrock Shopping Center	Warrenton	VA	20186	540-341-0392	38.727738	-77.793309	DC
LongHorn Steakhouse		5280	4970-13 Monticello Ave		Williamsburg	VA	23188	757-229-7700	37.273112	-76.754006	Other - Southeast
LongHorn Steakhouse		5408	2173 S Pleasant Valley Rd		Winchester	VA	22601	540-545-7047	39.16175	-78.169452	Other - Southeast
LongHorn Steakhouse		5204	1405 Maple Tree Place		Williston	VT	05495	802-288-9858	44.443855	-73.112077	Other - New England
LongHorn Steakhouse		5354	2475 S. Oneida St.		Green Bay	WI	54304	920-405-0467	44.483622	-88.068579	Other - Midwest
LongHorn Steakhouse		5474	5220 S 76th St		Greendale	WI	53129	414-423-0677	42.950493	-88.007378	Other - Midwest
LongHorn Steakhouse		5361	418 S Gammon Rd		Madison	WI	53719	608-836-1830	43.059456	-89.503256	Other - Midwest
LongHorn Steakhouse		5128	91 Rhl Blvd		Charleston	WV	25309	304-744-4112	38.331173	-81.712133	Other - Middle Atlantic
LongHorn Steakhouse		5275	1201 University Town Center Blvd		Morgantown	WV	26505	304-599-2100	39.654272	-80.00437	Other - Middle Atlantic
Olive Garden		4413	800 E Dimond Blvd	Suite # 160	Anchorage	AK	99515	907-349-1999	61.143691	-149.871392	Other - West
Olive Garden		4412	1186 N Muldoon Rd		Anchorage	AK	99504	907-333-1300	61.230673	-149.747469	Other - West
Olive Garden		1740	20 S Colonial Dr #8		Alabaster	AL	35007	205-663-0945	33.228238	-86.804777	Other - Southeast
Olive Garden		1123	7701 Crestwood Blvd		Birmingham	AL	35210	205-591-0731	33.530184	-86.720658	Other - Southeast
Olive Garden		1879	3555 Roosevelt Blvd		Birmingham	AL	35235	205-655-4313	33.606394	-86.635974	Other - Southeast
Olive Garden		4409	1102 Beltline Rd		Decatur	AL	35601	256-306-1880	34.562605	-86.976156	Other - Southeast
Olive Garden		1695	3360 Ross Clark Circle		Dothan	AL	36303	334-792-8777	31.240692	-85.430043	Other - Southeast
Olive Garden		1688	375 Cox Creek Parkway		Florence	AL	35630	256-718-3337	34.840019	-87.637538	Other - Southeast
Olive Garden		1050	3450 Galleria Circle		Hoover	AL	35244	205-985-4696	33.379133	-86.805655	Other - Southeast
Olive Garden		1021	3730 University Dr NW	Greenwood Mall	Huntsville	AL	35816	256-539-1955	34.73557	-86.6201	Other - Southeast
Olive Garden		1055	3701 Airport Blvd	Festival Center	Mobile	AL	36608	251-343-0467	30.675539	-88.135487	Other - Southeast
Olive Garden		1221	2700 Eastern Boulevard		Montgomery	AL	36117	334-260-9220	32.34539	-86.224394	Other - Southeast
Olive Garden		1701	2254 Tiger Town Parkway		Opelika	AL	36801	334-749-1255	32.619455	-85.408044	Other - Southeast
Olive Garden		1717	401 Oxford Exchange Blvd		Oxford	AL	36203	256-831-4911	33.610406	-85.78399	Other - Southeast
Olive Garden		1763	2767 Legends Parkway		Prattville	AL	36066	334-285-1170	32.459247	-86.396615	Other - Southeast
Olive Garden		1656	30500-D State Highway 181		Spanish Fort	AL	36527	251-625-1490	30.669327	-87.851588	Other - Southeast
Olive Garden		1465	2100 McFarland Blvd E		Tuscaloosa	AL	35404	205-750-0321	33.190993	-87.527095	Other - Southeast
Olive Garden		1590	3616 North Mall Ave		Fayetteville	AR	72703	479-443-4438	36.117059	-94.149575	Other - Southeast
Olive Garden		1506	7515 Rogers Ave.		Fort Smith	AR	72903	479-478-7008	35.352374	-94.349203	Other - Southeast
Olive Garden		1680	4108 Central Ave		Hot Springs	AR	71913	501-525-1070	34.453995	-93.066956	Other - Southeast
Olive Garden		1824	1918 Stadium Blvd		Jonesboro	AR	72401	870-972-0282	35.821632	-90.668207	Other - Southeast
Olive Garden		1321	10715 N Rodney Parham Rd		Little Rock	AR	72212	501-225-7673	34.768825	-92.392213	Other - Southeast
Olive Garden		1189	2943 Lakewood Village Drive		North Little Rock	AR	72116	501-758-4603	34.79399	-92.231721	Other - Southeast
Olive Garden		1726	1716 South 46th Street		Rogers	AR	72758	479-631-8480	36.315698	-94.183583	Other - Southeast
Olive Garden		1756	717 N. Promenade Parkway		Casa Grande	AZ	85194	520-426-0226	32.880123	-111.679844	Other - West
Olive Garden		1561	3430 W. Chandler Blvd		Chandler	AZ	85226	480-857-0126	33.306177	-111.900725	Phoenix
Olive Garden		1747	2930 E Germann Rd		Chandler	AZ	85286	480-726-5137	33.280189	-111.790213	Phoenix
Olive Garden		1513	2550 S. Beulah Blvd		Flagstaff	AZ	86001	928-779-3000	35.17596	-111.662511	Other - West
Olive Garden		1773	15411 W. McDowell Road		Goodyear	AZ	85395	623-536-2035	33.46412	-112.390554	Phoenix
Olive Garden		1661	1261 Southern Ave		Mesa	AZ	85202	480-964-5166	33.392567	-111.859038	Phoenix
Olive Garden		1375	6201 E. Southern Ave.		Mesa	AZ	85206	480-807-0207	33.39355	-111.697259	Phoenix
Olive Garden		1754	11905 North Oracle Rd		Oro Valley	AZ	85755	520-544-3690	32.422556	-110.939979	Tucson
Olive Garden		1491	7889 W Bell Rd.		Peoria	AZ	85382	623-412-4955	33.637698	-112.227924	Phoenix
Olive Garden		1718	2626 N. 75th Avenue		Phoenix	AZ	85035	623-845-0477	33.477551	-112.221182	Phoenix
Olive Garden		4410	2710 W. North Lane		Phoenix	AZ	85021	602-943-1502	33.581555	-112.118149	Phoenix
Olive Garden		1715	2501 W. Happy Valley Road		Phoenix	AZ	85085	623-434-4664	33.712064	-112.11398	Phoenix
Olive Garden		1645	3060 Highway 69	Bldg F	Prescott	AZ	86301	928-541-9194	34.552079	-112.408223	Other - West
Olive Garden		1863	21422 S Ellsworth Loop Road		Queen Creek	AZ	85142	480-677-8345	33.253754	-111.638442	Phoenix
Olive Garden		1234	4868 E Cactus Road	Suite 48-1550	Scottsdale	AZ	85254	602-494-4327	33.598044	-111.9764	Phoenix
Olive Garden		1454	3380 North Scottsdale Rd.		Scottsdale	AZ	85251	480-874-0212	33.487341	-111.927066	Phoenix
Olive Garden		1871	380 N Hwy 90		Sierra Vista	AZ	85635	520-459-8960	31.559119	-110.258203	Other - West
Olive Garden		1627	13379 West Grand Ave		Surprise	AZ	85374	623-975-6774	33.638072	-112.350454	Phoenix
Olive Garden		1488	1010 W. Elliott Rd.		Tempe	AZ	85284	480-777-0032	33.349662	-111.955053	Phoenix
Olive Garden		1095	300 W Wetmore Road		Tucson	AZ	85705	520-292-1077	32.286895	-110.976961	Tucson
Olive Garden		1622	1213 West Irvington Road		Tucson	AZ	85714	520-434-0789	32.162582	-110.991074	Tucson
Olive Garden		1219	5410 E Broadway Blvd	Suite E-5	Tucson	AZ	85711	520-790-5787	32.221232	-110.876798	Tucson
Olive Garden		1671	1720 E. 16th Street		Yuma	AZ	85366	928-329-8180	32.69904	-114.60269	Other - West
Olive Garden		1255	430 E Huntington Drive	Suite #420	Arcadia	CA	91006	626-821-0636	34.139707	-118.021871	Los Angeles
Olive Garden		1068	1701 New Stine Road		Bakersfield	CA	93309	661-832-1278	35.339199	-119.06168	Other - West
Olive Garden		1103	270 Brea Mall Way		Brea	CA	92821	714-255-1332	33.916838	-117.88318	Los Angeles
Olive Garden		4463	8386 La Palma Ave		Buena Park	CA	90620	714-220-3943	33.846361	-117.988104	Los Angeles
Olive Garden		1570	1741 N. Victory Place	Bldg. R6	Burbank	CA	91504	818-559-3640	34.190638	-118.32901	Los Angeles
Olive Garden		1120	1884 Marron Rd	Bldg L	Carlsbad	CA	92008	760-434-1016	33.176752	-117.337479	San Diego
Olive Garden		4431	20532 Avalon Blvd	Suite 230	Carson	CA	90746	310-217-0409	33.84521	-118.263361	Los Angeles
Olive Garden		1071	11171 183rd Street		Cerritos	CA	90703	562-860-8855	33.866134	-118.096436	Los Angeles
Olive Garden		1079	19724 Nordhoff Place		Chatsworth	CA	91311	818-772-6090	34.234811	-118.563319	Los Angeles
Olive Garden		1402	2020 Business Lane		Chico	CA	95928	530-898-8075	39.725523	-121.806634	Other - West
Olive Garden		1249	5526 Philadelphia Street		Chino	CA	91710	909-464-9332	34.03397	-117.684285	Inland Empire
Olive Garden		1205	585 I Street		Chula Vista	CA	91910	619-498-1717	32.628204	-117.087333	San Diego
Olive Garden		1246	5445 Sunrise Boulevard		Citrus Heights	CA	95610	916-965-9537	38.66611	-121.27261	Sacramento
Olive Garden		1016	17585 Castleton St		City Of Industry	CA	91748	626-965-4710	33.994729	-117.920261	Los Angeles
Olive Garden		1256	389 Shaw Avenue		Clovis	CA	93612	559-323-7297	36.80879	-119.704848	Other - West
Olive Garden		4433	6000 Sepulveda Blvd	Suite # 1220	Culver City	CA	90230	310-313-9185	33.985312	-118.39487	Los Angeles
Olive Garden		1220	6874 Katella Avenue		Cypress	CA	90630	714-894-1330	33.802515	-118.012579	Los Angeles
Olive Garden		1303	9253 Firestone Blvd		Downey	CA	90241	562-923-9773	33.933124	-118.118263	Los Angeles
Olive Garden		4450	504 E Danenberg Drive		El Centro	CA	92243	760-337-1952	32.767417	-115.53431	Other - West
Olive Garden		1357	1107 W. Valley Parkway		Escondido	CA	92025	760-737-9285	33.115535	-117.097665	San Diego
Olive Garden		1713	2485 Iron Point Road	Space 187	Folsom	CA	95630	916-984-7036	38.645928	-121.118647	Sacramento
Olive Garden		1143	39145 Farwell Dr		Fremont	CA	94538	510-796-7500	37.531354	-121.999346	The Bay Area
Olive Garden		1322	101 N Brand Boulevard		Glendale	CA	91203	818-240-7119	34.147269	-118.255608	Los Angeles
Olive Garden		1382	24688 Hesperian Blvd		Hayward	CA	94545	510-782-6385	37.647824	-122.10656	The Bay Area
Olive Garden		1653	16811 Beach Blvd		Huntington Beach	CA	92647	714-847-8874	33.718059	-117.989633	Los Angeles
Olive Garden		1267	3755 Alton Pkwy		Irvine	CA	92606	949-263-8692	33.682594	-117.814017	Los Angeles
Olive Garden		1301	5500 Grossmont Center Driv	Suite #420	La Mesa	CA	91942	619-460-7221	32.777022	-117.013572	San Diego
Olive Garden		1299	24256 El Toro Road #1		Laguna Hills	CA	92653	949-583-1020	33.611068	-117.722478	Los Angeles
Olive Garden		1723	2610 N. Sepulveda Blvd.	Suite # 1220	Manhattan Beach	CA	90266	310-545-0423	33.894989	-118.395108	Los Angeles
Olive Garden		1858	1350 Great Mall Drive		Milpitas	CA	95035	408-935-8176	37.412977	-121.895828	The Bay Area
Olive Garden		1294	2200 Plaza Parkway		Modesto	CA	95350	209-544-8057	37.671056	-121.037688	Other - West
Olive Garden		1089	9251 Monte Vista	Space A-219	Montclair	CA	91763	909-621-0636	34.08572	-117.697841	Inland Empire
Olive Garden		1266	22880 Centerpoint Drive		Moreno Valley	CA	92553	951-656-3531	33.939693	-117.263509	Inland Empire
Olive Garden		1579	4403 E. Mills Circle		Ontario	CA	91764	909-481-7676	34.076853	-117.557638	Inland Empire
Olive Garden		1389	2330 N. Tustin St.		Orange	CA	92865	714-998-9092	33.829059	-117.836674	Los Angeles
Olive Garden		1340	1891 Ventura Boulevard		Oxnard	CA	93036	805-983-6656	34.224284	-119.152391	Los Angeles
Olive Garden		1313	72225 Highway 111		Palm Desert	CA	92260	760-773-2776	33.72986	-116.4043	Inland Empire

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Olive Garden		1286	1051 W Rancho Vista Blvd	Suite 1230	Palmdale	CA	93551	661-266-7927	34.606065	-118.14978	Other - West
Olive Garden		1360	2515 El Camino Real		Palo Alto	CA	94306	650-326-5673	37.424704	-122.144333	The Bay Area
Olive Garden		1341	4195 Century Blvd		Pittsburg	CA	94565	925-778-6208	38.006996	-121.842182	The Bay Area
Olive Garden		1359	1025 Dana Drive		Redding	CA	96003	530-221-0158	40.585243	-122.351735	Other - West
Olive Garden		1735	3650 Tyler Street		Riverside	CA	92503	951-351-9798	33.909459	-117.459838	Inland Empire
Olive Garden		1325	6430 Redwood Drive		Rohnert Park	CA	94928	707-586-3607	38.34789	-122.715468	Other - West
Olive Garden		4453	1866 Montebello Town Center		Rosemead	CA	91770	323-721-1320	34.037364	-118.082314	Los Angeles
Olive Garden		1574	1160 Galleria Blvd.	Bldg E	Roseville	CA	95678	916-783-6005	38.770871	-121.265153	Sacramento
Olive Garden		1241	1780 Challenge Way	Suite 1065	Sacramento	CA	95815	916-649-8305	38.597351	-121.425358	Sacramento
Olive Garden		1335	1580 North Main Street		Salinas	CA	93906	831-449-6158	36.711973	-121.65388	Other - West
Olive Garden		1278	460 Hospitality Lane		San Bernardino	CA	92408	909-381-2747	34.066985	-117.274498	Inland Empire
Olive Garden		1369	11555 Carmel Mountain Rd		San Diego	CA	92128	858-485-9873	32.978522	-117.082437	San Diego
Olive Garden		1358	3215 Sports Arena Blvd		San Diego	CA	92110	619-226-2124	32.752364	-117.207218	San Diego
Olive Garden		4407	582 N Lone Hill Ave		San Dimas	CA	91773	909-599-5650	34.112718	-117.828202	Los Angeles
Olive Garden		1295	3251 20th Avenue	Space 187	San Francisco	CA	94132	415-661-6770	37.727253	-122.476354	The Bay Area
Olive Garden		1184	940 Blossom Hill Road		San Jose	CA	95123	408-225-1420	37.249867	-121.864534	The Bay Area
Olive Garden		4468	2226 Eastridge Loop	Suite 101	San Jose	CA	95122	408-274-2447	37.32565	-121.81072	The Bay Area
Olive Garden		1888	11966 Los Osos Valley Road		San Luis Obispo	CA	93401	805-785-0306	35.252517	-120.686983	Other - West
Olive Garden		1290	2800 N Main Street	Suite # 2802	Santa Ana	CA	92705	714-541-8323	33.77559	-117.86928	Los Angeles
Olive Garden		1563	27003 McBean Pkwy		Santa Clarita	CA	91355	661-799-8161	34.420729	-118.563274	Los Angeles
Olive Garden		1404	1210 S. Bradley Rd.		Santa Maria	CA	93454	805-922-8809	34.93899	-120.418733	Other - West
Olive Garden		1581	9800 Mission Gorge Rd		Santee	CA	92071	619-562-1622	32.839097	-116.983027	San Diego
Olive Garden		1779	2671 W March Lane		Stockton	CA	95207	209-954-9018	37.985451	-121.342565	Other - West
Olive Garden		1678	29025 Overland Drive		Temecula	CA	92589	951-506-1975	33.519537	-117.152685	Inland Empire
Olive Garden		4402	158 W Hillcrest Drive		Thousand Oaks	CA	91360	805-777-1744	34.18202	-118.8835	Los Angeles
Olive Garden		1018	23442 Hawthorne Blvd		Torrance	CA	90505	310-373-0395	33.812637	-118.349889	Los Angeles
Olive Garden		1582	3140 Naglee Road		Tracy	CA	95304	209-835-9926	37.759262	-121.461604	Other - West
Olive Garden		4430	2749 Countryside Drive		Turlock	CA	95380	209-632-2694	37.51703	-120.87966	Other - West
Olive Garden		1722	100 Nut Tree Parkway		Vacaville	CA	95687	707-448-2715	38.368886	-121.957657	Sacramento
Olive Garden		1418	1176 Admiral Callaghan Lane		Vallejo	CA	94591	707-648-0431	38.135111	-122.217391	The Bay Area
Olive Garden		1194	12330 Amargosa Rd		Victorville	CA	92392	760-245-8100	34.47468	-117.343697	Other - West
Olive Garden		1630	4110 South Mooney Blvd		Visalia	CA	93277	559-738-9734	36.292823	-119.313038	Other - West
Olive Garden		1248	13500 Whittier Blvd	Suite C-1	Whittier	CA	90605	562-693-5999	33.961622	-118.030905	Los Angeles
Olive Garden		1250	2390 S Havana Street		Aurora	CO	80014	303-745-9945	39.673331	-104.865089	Denver
Olive Garden		1714	6089 South Southlands Parkway		Aurora	CO	80016	303-400-0199	39.605554	-104.711814	Denver
Olive Garden		1411	2685 Pearl Street		Boulder	CO	80302	303-546-6506	40.022302	-105.260105	Denver
Olive Garden		1247	513 Academy Boulevard		Colorado Springs	CO	80909	719-591-1210	38.841583	-104.756653	Other - West
Olive Garden		1263	7815 N Academy Blvd		Colorado Springs	CO	80920	719-260-6677	38.946329	-104.800665	Other - West
Olive Garden		1727	8314 Northfield Blvd		Denver	CO	80238	303-371-1147	39.779354	-104.89092	Denver
Olive Garden		1376	3905 S. College Ave.		Fort Collins	CO	80525	970-225-3803	40.532979	-105.077546	Other - West
Olive Garden		1580	2416 Highway 6 & 50		Grand Junction	CO	81505	970-243-7355	39.091065	-108.605597	Other - West
Olive Garden		1583	2285 Greeley Mall		Greeley	CO	80631	970-353-3808	40.390333	-104.715229	Other - West
Olive Garden		1329	2520 E Co Line Road		Highlands Ranch	CO	80126	303-843-9822	39.565255	-104.959749	Denver
Olive Garden		4465	14175 West Colfax Ave	Suite 341	Lakewood	CO	80401	303-277-0535	39.73665	-105.15837	Denver
Olive Garden		1486	7655 W. Alameda Ave.		Lakewood	CO	80226	303-231-0083	39.711596	-105.082559	Denver
Olive Garden		1242	5380 S Wadsworth Blvd		Littleton	CO	80123	303-978-0444	39.619784	-105.090511	Denver
Olive Garden		1708	3240 N. Elizabeth St		Pueblo	CO	81008	719-253-0033	38.303761	-104.614001	Other - West
Olive Garden		1593	1151 East 120th Ave		Thornton	CO	80233	303-450-9528	39.914381	-104.972881	Denver
Olive Garden		1417	5551 W 88th Ave		Westminster	CO	80031	303-650-0889	39.856983	-105.057612	Denver
Olive Garden		1463	36 Backus Ave.		Danbury	CT	06810	203-743-2144	41.374711	-73.486486	Hartford
Olive Garden		1365	41 Hazard Road		Enfield	CT	06082	860-741-6616	41.990259	-72.577621	Hartford
Olive Garden		1429	1550 Pleasant Valley Rd		Manchester	CT	06040	860-644-7095	41.806635	-72.555766	Hartford
Olive Garden		1776	310 Universal Drive North		North Haven	CT	06473	203-234-1327	41.35504	-72.872338	Fairfield County
Olive Garden		1388	439 Boston Post Rd.		Orange	CT	06477	203-795-8600	41.259112	-73.011775	Fairfield County
Olive Garden		1706	495 Union Street		Waterbury	CT	06706	203-597-0775	41.54939	-73.025713	Hartford
Olive Garden		1613	850 Hartford Turnpike	Unit A	Waterford	CT	06385	860-442-0424	41.37723	-72.14765	Other - New England
Olive Garden		1648	1441 New Britain Ave		West Hartford	CT	06110	860-521-9049	41.725591	-72.759225	Hartford
Olive Garden		1668	1279 New Churchman's Rd		Christiana	DE	19713	302-731-5430	39.690367	-75.662007	Philadelphia
Olive Garden		1381	263 N Dupont Hwy		Dover	DE	19901	302-734-5837	39.170505	-75.517604	Other - Middle Atlantic
Olive Garden		1239	305 Rocky Run Parkway		Talleyville	DE	19803	302-477-0870	39.819006	-75.549543	Philadelphia
Olive Garden		1702	300 West 436		Altamonte Springs	FL	32714	407-772-0409	28.661216	-81.394788	Orlando
Olive Garden		1839	17985 Biscayne Blvd		Aventura	FL	33160	305-932-6310	25.941999	-80.148084	Ft. Lauderdale/Miami
Olive Garden		1081	22161 Powerline Road		Boca Raton	FL	33433	561-750-0786	26.347751	-80.154279	Ft. Lauderdale/Miami
Olive Garden		1433	1001 N. Congress Ave.		Boynton Beach	FL	33426	561-737-4546	26.536085	-80.091165	West Palm Beach
Olive Garden		1027	4420 West 14th Street		Bradenton	FL	34207	941-756-2370	27.461317	-82.575824	Tampa-St. Petersburg
Olive Garden		1124	2602 West Brandon Blvd		Brandon	FL	33511	813-685-5900	27.94056	-82.324632	Tampa-St. Petersburg
Olive Garden		1748	1910 Pine Island Road NE		Cape Coral	FL	33909	239-573-0480	26.671165	-81.932392	Fort Myers/Cape Coral/Naples
Olive Garden		1032	29461 US Hwy 19 North	Suite 470	Clearwater	FL	33761	727-787-3988	28.04	-82.73755	Tampa-St. Petersburg
Olive Garden		1767	2495 S Highway 27		Clermont	FL	34711	352-242-0582	28.536275	-81.736389	Orlando
Olive Garden		1078	1555 N University Dr		Coral Springs	FL	33071	954-344-5226	26.250634	-80.252445	Ft. Lauderdale/Miami
Olive Garden		4429	20345 S Dixie Highway		Cutler Bay	FL	33189	305-278-1220	25.577566	-80.370042	Ft. Lauderdale/Miami
Olive Garden		4460	1780 W. International Speedway Blvd.		Daytona Beach	FL	32114	386-255-0019	29.193845	-81.066027	East Central Coast, FL
Olive Garden		1689	34970 Emerald Coast Parkway		Destin	FL	32541	850-650-2307	30.388688	-86.423042	Other - Southeast
Olive Garden		1873	8091 Plaza Del Lago Drive		Estero	FL	33928	239-949-1883	26.40588	-81.80888	Fort Myers/Cape Coral/Naples
Olive Garden		1061	5550 N Federal Hwy		Fort Lauderdale	FL	33308	954-776-3341	26.195387	-80.111453	Ft. Lauderdale/Miami
Olive Garden		1051	12870 Cleveland Avenue		Fort Myers	FL	33907	239-936-7770	26.554875	-81.872432	Fort Myers/Cape Coral/Naples
Olive Garden		1895	10020 University Plaza Drive	Gulf Coast Town Center	Fort Myers	FL	33913	239-433-0164	26.49234	-81.78595	Fort Myers/Cape Coral/Naples
Olive Garden		1274	216 Miracle Strip Pkwy		Fort Walton Beach	FL	32548	850-244-1667	30.40517	-86.627337	Other - Southeast
Olive Garden		1217	3440 SW Archer Road		Gainesville	FL	32608	352-335-5354	29.626035	-82.374549	Other - Southeast
Olive Garden		1134	5801 Lake Worth Road		Greenacres	FL	33463	561-641-0900	26.619555	-80.134754	West Palm Beach
Olive Garden		1884	1350 W 49th St.	Bldg. 1	Hialeah	FL	33012	305-819-1541	25.866242	-80.309914	Ft. Lauderdale/Miami
Olive Garden		1802	2575 NE 8th Street		Homestead	FL	33033	305-245-1450	25.478361	-80.440849	Ft. Lauderdale/Miami
Olive Garden		1854	2151 E Gulf To Lake Hwy		Inverness	FL	34453	352-344-0943	28.856289	-82.397874	Other - Southeast
Olive Garden		1191	6050 Youngerman Circle	Orange Park	Jacksonville	FL	32244	904-777-9827	30.193465	-81.740831	Jacksonville
Olive Garden		1816	13040 City Station Drive		Jacksonville	FL	32218	904-696-9502	30.47388	-81.64435	Jacksonville
Olive Garden		1192	9465 Atlantic Blvd	Regency	Jacksonville	FL	32225	904-720-0511	30.320776	-81.552427	Jacksonville
Olive Garden		1272	10144 Phillips Hwy		Jacksonville	FL	32256	904-292-4845	30.181755	-81.556061	Jacksonville
Olive Garden		1122	3447 NW Federal Way		Jensen Beach	FL	34957	772-692-1593	27.247407	-80.272503	East Central Coast, FL
Olive Garden		1793	8136 W Irlo Bronson Hwy		Kissimmee	FL	34747	407-396-2560	28.34631	-81.61208	Orlando
Olive Garden		1005	5021 West Irlo Bronson Hwy		Kissimmee	FL	34746	407-396-1680	28.333699	-81.48466	Orlando
Olive Garden		1739	1604 W. Osceola Pkwy		Kissimmee	FL	34741	407-846-2720	28.341708	-81.421739	Orlando
Olive Garden		4442	3072 West US Highway 90		Lake City	FL	32055	386-752-1551	30.179729	-82.682229	Other - Southeast
Olive Garden		1033	3911 US 98 N		Lakeland	FL	33809	863-858-3876	28.09295	-81.973063	Tampa-St. Petersburg
Olive Garden		4432	1340 Lakeside Village Circle		Lakeland	FL	33803	863-688-9868	28.001091	-81.975808	Tampa-St. Petersburg
Olive Garden		1155	10500 Ulmerton Rd	Suite 470	Largo	FL	33771	727-584-8066	27.894034	-82.785799	Tampa-St. Petersburg
Olive Garden		1171	10026 US Highway 441		Leesburg	FL	34788	352-365-0085	28.823494	-81.789909	Orlando
Olive Garden		1091	205 E Merritt Island Causeway		Merritt Island	FL	32952	321-459-0306	28.356573	-80.696425	East Central Coast, FL
Olive Garden		1244	8201 W Flagler		Miami	FL	33144	305-266-5000	25.770298	-80.329057	Ft. Lauderdale/Miami
Olive Garden		1195	1565 5th Avenue S		Naples	FL	34102	239-774-1222	26.139024	-81.783184	Fort Myers/Cape Coral/Naples
Olive Garden		1015	3363 SW College Road		Ocala	FL	34474	352-854-0900	29.157398	-82.178559	Other - Southeast
Olive Garden		1228	2530 Enterprise Road		Orange City	FL	32763	386-775-1511	28.91634	-81.295306	Orlando
Olive Garden		1175	7300 W Colonial Drive		Orlando	FL	32818	407-292-1411	28.551504	-81.480798	Orlando
Olive Garden		1082	12361 State Road 535		Orlando	FL	32836	407-239-6708	28.385359	-81.505551	Orlando
Olive Garden		1547	8984 International Dr		Orlando	FL	32819	407-264-0420	28.437118	-81.473252	Orlando
Olive Garden		1614	4101 Conroy Road	Mall Of Millenia	Orlando	FL	32839	407-345-8331	28.488241	-81.42829	Orlando
Olive Garden		1084	1555 Sand Lake Road		Orlando	FL	32809	407-851-0344	28.451115	-81.399423	Orlando
Olive Garden		1002	3675 E Colonial Drive		Orlando	FL	32803	407-896-0498	28.553763	-81.338766	Orlando
Olive Garden		1181	11882 E Colonial Drive		Orlando	FL	32826	407-381-8084	28.56587	-81.205297	Orlando
Olive Garden		1282	880 S Atlantic Avenue		Ormond Beach	FL	32176	386-673-3027	29.270434	-81.030089	East Central Coast, FL
Olive Garden		5802	5294 E Highway 100		Palm Coast	FL	32164	386-586-2924	29.47621	-81.21301	East Central Coast, FL
Olive Garden		1774	15701 Panama City Beach Parkway		Panama City	FL	32413	850-235-4225	30.222382	-85.869927	Other - Southeast
Olive Garden		1395	2397 SR 77		Panama City	FL	32405	850-769-4002	30.19166	-85.650321	Other - Southeast
Olive Garden		1409	11425 Pines Blvd		Pembroke Pines	FL	33026	954-432-5529	26.008376	-80.300862	Ft. Lauderdale/Miami
Olive Garden		1060	5037 Bayou Blvd	Cordova Mall	Pensacola	FL	32503	850-477-6544	30.472617	-87.211528	Other - Southeast
Olive Garden		1069	6700 Hwy 19		Pinellas Park	FL	33781	727-525-4339	27.833272	-82.681034	Tampa-St. Petersburg
Olive Garden		1107	807 S University Drive		Plantation	FL	33324	954-424-7201	26.111458	-80.251162	Ft. Lauderdale/Miami

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Olive Garden		1197	1341 Tamiami Trail		Port Charlotte	FL	33948	941-625-8807	27.012	-82.145898	Fort Myers/Cape Coral/Naples
Olive Garden		1814	5447 S Williamson Blvd.		Port Orange	FL	32129	386-788-9825	29.106816	-81.032032	East Central Coast, FL
Olive Garden		1149	9690 US Hwy 19		Port Richey	FL	34668	727-845-4510	28.298343	-82.705641	Tampa-St. Petersburg
Olive Garden		1757	10221 SW Meeting St		Port Saint Lucie	FL	34987	772-345-3691	27.265701	-80.428613	East Central Coast, FL
Olive Garden		1526	10 Towne Center Circle		Sanford	FL	32771	407-322-5655	28.806101	-81.335552	Orlando
Olive Garden		1114	4900 S Tamiami Trail		Sarasota	FL	34231	941-923-3136	27.283042	-82.531256	Tampa-St. Petersburg
Olive Garden		1741	1696 US Hwy 27 North		Sebring	FL	33870	863-314-0350	27.497268	-81.48719	Other - Southeast
Olive Garden		1236	1103 Apalachee Parkway		Tallahassee	FL	32301	850-878-2949	30.437334	-84.266123	Other - Southeast
Olive Garden		1541	8306 Citrus Park Dr.		Tampa	FL	33625	813-920-7475	28.065604	-82.574651	Tampa-St. Petersburg
Olive Garden		4480	1802 N West Shore Blvd	Suite B228	Tampa	FL	33607	813-286-6564	27.958006	-82.524487	Tampa-St. Petersburg
Olive Garden		1025	2801 E Busch Blvd		Tampa	FL	33612	813-933-9194	28.032227	-82.428099	Tampa-St. Petersburg
Olive Garden		1548	17011 Palm Pointe Dr		Tampa	FL	33647	813-866-5253	28.117506	-82.381106	Tampa-St. Petersburg
Olive Garden		1790	3680 Wedgewood Lane		The Villages	FL	32162	352-259-0304	28.927864	-82.019766	Other - Southeast
Olive Garden		1737	5945 20th Street		Vero Beach	FL	32966	772-567-3223	27.63826	-80.45011	East Central Coast, FL
Olive Garden		1576	10280 Forest Hill Blvd	Wellington Design Center	Wellington	FL	33414	561-798-7979	26.650446	-80.209188	West Palm Beach
Olive Garden		1283	2508 W New Haven Avenue		West Melbourne	FL	32904	321-722-2204	28.079351	-80.662647	East Central Coast, FL
Olive Garden		1169	405 Cypress Garden Blvd SE		Winter Haven	FL	33880	863-294-6641	28.004516	-81.721627	Other - Southeast
Olive Garden		1275	665 N Orlando Avenue		Winter Park	FL	32789	407-740-7117	28.60301	-81.365429	Orlando
Olive Garden		4437	2701 Dawson Road		Albany	GA	31707	229-883-8282	31.618452	-84.222262	Other - Southeast
Olive Garden		1625	3666 Atlanta Highway		Athens	GA	30606	706-227-2225	33.939821	-83.459015	Other - Southeast
Olive Garden		1102	2736 Washington Rd		Augusta	GA	30909	706-738-0405	33.508778	-82.026421	Other - Southeast
Olive Garden		5808	600 Glynn Isles		Brunswick	GA	31525	912-267-9896	31.202708	-81.482303	Other - Southeast
Olive Garden		1532	3220 Buford Dr		Buford	GA	30519	678-546-1778	34.064249	-83.990628	Atlanta
Olive Garden		1798	2040 Cumming Highway		Canton	GA	30115	770-704-6665	34.236505	-84.454392	Atlanta
Olive Garden		4436	1379 South Park Street		Carrollton	GA	30117	770-832-8885	33.55589	-85.07411	Atlanta
Olive Garden		1605	5555 G Whittlesey Blvd		Columbus	GA	31909	706-660-0881	32.544987	-84.947156	Other - Southeast
Olive Garden		1531	6710 Douglas Blvd		Douglasville	GA	30135	770-577-5858	33.728895	-84.750014	Atlanta
Olive Garden		1070	3565 Mall Blvd		Duluth	GA	30096	770-497-0594	33.957986	-84.132402	Atlanta
Olive Garden		1633	4749 Ashford Dunwoody Road		Dunwoody	GA	30338	678-441-0270	33.933203	-84.33696	Atlanta
Olive Garden		4404	1380 Highway 85 N		Fayetteville	GA	30214	678-817-4144	33.47764	-84.4388	Atlanta
Olive Garden		1881	1175 Dawsonville Hwy NW		Gainesville	GA	30501	770-534-3530	34.302293	-83.859308	Atlanta
Olive Garden		1152	429 Barrett Pkwy		Kennesaw	GA	30144	770-424-3668	34.012239	-84.563004	Atlanta
Olive Garden		1594	3011 Turner Hill Road		Lithonia	GA	30038	770-482-4600	33.6935	-84.089466	Atlanta
Olive Garden		1112	3709 Bloomfield Rd		Macon	GA	31206	478-477-0394	32.821056	-83.696732	Other - Southeast
Olive Garden		1744	1961 Jonesboro Road		McDonough	GA	30253	770-898-2018	33.463879	-84.219527	Atlanta
Olive Garden		1045	1176 Mount Zion Road		Morrow	GA	30260	770-968-4800	33.572025	-84.351777	Atlanta
Olive Garden		1658	212 Newnan Crossing By-pass		Newnan	GA	30263	770-253-9470	33.391996	-84.762655	Atlanta
Olive Garden		4472	280 Pooler Pkway		Pooler	GA	31322	912-748-1223	32.1406	-81.25092	Other - Southeast
Olive Garden		1729	789 Turner McCall Blvd., NE		Rome	GA	30161	706-235-5757	34.261246	-85.170036	Other - Southeast
Olive Garden		1338	905 Holcomb Bridge Rd		Roswell	GA	30076	770-642-0395	34.027415	-84.335354	Atlanta
Olive Garden		1529	11333 Abercorn St		Savannah	GA	31419	912-961-9009	31.980543	-81.147307	Other - Southeast
Olive Garden		1136	2467 Cobb Parkway SE		Smyrna	GA	30080	770-933-8971	33.892057	-84.476451	Atlanta
Olive Garden		1886	1565 Scenic Hwy	Building 700	Snellville	GA	30078	678-344-9195	33.887275	-84.010504	Atlanta
Olive Garden		1837	201 Henry Blvd		Statesboro	GA	30458	912-764-6688	32.42819	-81.75874	Other - Southeast
Olive Garden		5811	254 Liberty Street		Thomasville	GA	31757	229-225-2112	30.838698	-83.943322	Other - Southeast
Olive Garden		4459	1208 Highway 82 West		Tifton	GA	31794	229-387-8990	31.44927	-83.53313	Other - Southeast
Olive Garden		1887	1315 N St. Augustine Rd.		Valdosta	GA	31601	229-244-9990	30.844347	-83.328975	Other - Southeast
Olive Garden		1769	3020 Watson Blvd		Warner Robins	GA	31093	478-953-5006	32.617475	-83.693125	Other - Southeast
Olive Garden		5814	2497 Memorial Drive		Waycross	GA	31503	912-287-9192	31.194922	-82.319949	Other - Southeast
Olive Garden		1832	770 SE Oralabor Rd		Ankeny	IA	50021	515-964-0511	41.703102	-93.586346	Other - Midwest
Olive Garden		1475	367 Collins Rd.		Cedar Rapids	IA	52402	319-378-6401	42.027541	-91.635568	Other - Midwest
Olive Garden		1559	930 25th Avenue		Coralville	IA	52241	319-339-9100	41.686883	-91.603996	Other - Midwest
Olive Garden		1856	3707 Denmark Drive		Council Bluffs	IA	51501	712-366-0688	41.22251	-95.83605	Other - Midwest
Olive Garden		1144	330 W Kimberly Road		Davenport	IA	52806	563-386-0504	41.560556	-90.576154	Other - Midwest
Olive Garden		1516	3350 Dodge St	Suite 1	Dubuque	IA	52003	563-556-4121	42.491579	-90.715271	Other - Midwest
Olive Garden		1711	4930 Sergeant Road		Sioux City	IA	51106	712-266-0766	42.444687	-96.342501	Other - Midwest
Olive Garden		1489	1315 E. San Marnan Dr		Waterloo	IA	50702	319-235-6494	42.460466	-92.33015	Other - Midwest
Olive Garden		1146	3600 Westown Parkway		West Des Moines	IA	50266	515-224-0824	41.59404	-93.754986	Other - Midwest
Olive Garden		1251	320 N Milwaukee Street		Boise	ID	83704	208-322-3327	43.607988	-116.282805	Other - West
Olive Garden		1540	525 W. Canfield Ave		Coeur D'Alene	ID	83815	208-762-9300	47.734268	-116.793693	Other - West
Olive Garden		1705	1305 West Broadway St		Idaho Falls	ID	83405	208-227-0545	43.495381	-112.052846	Other - West
Olive Garden		1731	16401 North Marketplace Blvd		Nampa	ID	83687	208-442-8129	43.610824	-116.591053	Other - West
Olive Garden		1154	630 East Rand Road		Arlington Heights	IL	60004	847-818-8821	42.109301	-87.974342	Chicago
Olive Garden		1099	332 W Army Trail Road		Bloomingdale	IL	60108	630-307-7080	41.938523	-88.10734	Chicago
Olive Garden		1414	1701 E. Empire St.		Bloomington	IL	61704	309-663-7375	40.486559	-88.951769	Other - Midwest
Olive Garden		1549	215 S. Weber Road		Bolingbrook	IL	60490	630-759-5191	41.692744	-88.123981	Chicago
Olive Garden		4421	2048 N State Route 50		Bourbonnais	IL	60914	815-802-0204	41.18747	-87.85035	Other - Midwest
Olive Garden		1179	4801 W 77th		Burbank	IL	60459	708-636-9555	41.753822	-87.742059	Chicago
Olive Garden		1176	30 East Anthony Drive		Champaign	IL	61820	217-351-6339	40.135857	-88.241166	Other - Midwest
Olive Garden		1709	3795 US Route 51 North		Decatur	IL	62526	217-877-7470	39.890959	-88.955997	Other - Midwest
Olive Garden		1096	1211 Butterfield Road		Downers Grove	IL	60515	630-852-4224	41.833744	-88.017885	Chicago
Olive Garden		1075	25 Ludwig Dr		Fairview Heights	IL	62208	618-397-8727	38.601573	-89.987933	St. Louis
Olive Garden		1536	5590 Northridge Dr		Gurnee	IL	60031	847-336-3628	42.37817	-87.940639	Chicago
Olive Garden		1098	16601 N Torrence Ave		Lansing	IL	60438	708-895-6110	41.593093	-87.558049	Chicago
Olive Garden		1291	3303 W Touhy Road		Lincolnwood	IL	60712	847-679-4498	42.011046	-87.711988	Chicago
Olive Garden		1142	5220 W 211th St		Matteson	IL	60443	708-481-0045	41.506698	-87.737941	Chicago
Olive Garden		1784	3451 Shoppers Drive		McHenry	IL	60050	815-344-6228	42.367176	-88.267031	Chicago
Olive Garden		4470	1315 W North Ave		Melrose Park	IL	60160	708-681-6172	41.908535	-87.847019	Chicago
Olive Garden		1135	620 State Road 59		Naperville	IL	60566	630-355-2818	41.761312	-88.205282	Chicago
Olive Garden		1180	7513 W Cermak Road		North Riverside	IL	60546	708-447-0666	41.849883	-87.809002	Chicago
Olive Garden		1564	15215 South Lagrange Road		Orland Park	IL	60462	708-364-9641	41.613621	-87.852726	Chicago
Olive Garden		1758	2620 Route 34		Oswego	IL	60543	630-551-3219	41.702654	-88.309399	Chicago
Olive Garden		1434	3915 W War Memorial Dr		Peoria	IL	61615	309-691-5975	40.771252	-89.654353	Other - Midwest
Olive Garden		4424	5223 US Hwy 251		Peru	IL	61354	815-220-0903	41.369444	-89.125015	Other - Midwest
Olive Garden		1233	6367 E State Street		Rockford	IL	61108	815-399-3176	42.26706	-88.99204	Other - Midwest
Olive Garden		1457	3785 E. Main St.		Saint Charles	IL	60174	630-443-1122	41.920664	-88.269518	Chicago
Olive Garden		1551	1925 East Golf Road		Schaumburg	IL	60173	847-619-9095	42.050183	-88.032964	Chicago
Olive Garden		1178	2991 Veterans Parkway		Springfield	IL	62704	217-793-0318	39.765126	-89.707193	Other - Midwest
Olive Garden		1101	701 N Milwaukee Avenue		Vernon Hills	IL	60061	847-816-0293	42.23948	-87.943823	Chicago
Olive Garden		1156	800 North 8th St		West Dundee	IL	60118	847-428-1981	42.102606	-88.289891	Chicago
Olive Garden		1510	4118 Scatterfield Rd.		Anderson	IN	46013	765-642-9980	40.072786	-85.652194	Other - Midwest
Olive Garden		1556	10243 E US Highway 36		Avon	IN	46123	317-273-0889	39.763198	-86.341444	Other - Midwest
Olive Garden		1587	320 North Jacobs Dr		Bloomington	IN	47404	812-333-1350	39.169212	-86.572971	Other - Midwest
Olive Garden		4455	10206 N Michigan Road		Carmel	IN	46032	317-471-8618	39.933767	-86.23417	Other - Midwest
Olive Garden		1697	1230 Veterans Parkway		Clarksville	IN	47129	812-218-8304	38.327881	-85.760071	Other - Midwest
Olive Garden		1317	3003 Brittany Court		Elkhart	IN	46514	574-266-1994	41.728224	-85.972557	Other - Midwest
Olive Garden		1022	1100 N Green River Road		Evansville	IN	47715	812-473-2903	37.986326	-87.493146	Other - Midwest
Olive Garden		1186	315 Coliseum Blvd, W		Fort Wayne	IN	46805	260-482-7804	41.117483	-85.144103	Other - Midwest
Olive Garden		1007	1274 US Highway 31		Greenwood	IN	46142	317-887-3030	39.633357	-86.126058	Other - Midwest
Olive Garden		1008	6130 E 82nd Street		Indianapolis	IN	46250	317-842-6321	39.905849	-86.061229	Other - Midwest
Olive Garden		1043	8155 E Washington		Indianapolis	IN	46219	317-895-0800	39.772719	-86.023786	Other - Midwest
Olive Garden		1493	4015 S. Lafountain		Kokomo	IN	46902	765-455-2038	40.438363	-86.128027	Other - Midwest
Olive Garden		1384	4151 South Street		Lafayette	IN	47905	765-447-0074	40.416944	-86.828425	Other - Midwest
Olive Garden		1106	1900 Southlake Mall Drive		Merrillville	IN	46410	219-769-2479	41.470687	-87.311611	Chicago
Olive Garden		1810	4441 S. Franklin St		Michigan City	IN	46360	219-879-6830	41.67027	-86.895016	Chicago
Olive Garden		1023	6410 Grape Road		Mishawaka	IN	46545	574-277-6503	41.719001	-86.187116	Other - Midwest
Olive Garden		1401	304 W. McGalliard Rd.		Muncie	IN	47303	765-287-0450	40.219497	-85.389397	Other - Midwest
Olive Garden		1805	13285 Tegler Drive	Suite 3004	Noblesville	IN	46060	317-770-6091	39.994745	-85.928734	Other - Midwest
Olive Garden		4403	4111 National Road East		Richmond	IN	47374	765-962-4300	39.830522	-84.846133	Cleveland
Olive Garden		1229	3820 South US Hwy 41		Terre Haute	IN	47802	812-235-5177	39.42061	-87.414732	Other - Midwest
Olive Garden		4406	1718 N Rock Road		Derby	KS	67037	316-788-1501	37.56475	-97.2437	Other - Midwest
Olive Garden		4461	1700 E 17th Ave		Hutchinson	KS	67501	620-728-0556	38.072758	-97.896945	Other - Midwest
Olive Garden		1795	10760 Parallel Parkway		Kansas City	KS	66109	913-788-9320	39.12895	-94.82643	Kansas City
Olive Garden		1843	715 Tuttle Creek Blvd		Manhattan	KS	66502	785-537-2445	39.18618	-96.55965	Other - Midwest
Olive Garden		1535	15090 West 119th Street		Olathe	KS	66062	913-768-4372	38.913335	-94.76028	Kansas City
Olive Garden		1111	6750 W 95th Street		Overland Park	KS	66212	913-381-8645	38.95709	-94.663425	Kansas City

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Olive Garden		4456	2820 S 9th Street		Salina	KS	67401	785-827-4266	38.787537	-97.613682	Other - Midwest
Olive Garden		1223	1925 SW Wanamaker Rd		Topeka	KS	66604	785-271-7526	39.031317	-95.762801	Other - Midwest
Olive Garden		1707	2641 N. Maize Rd		West Wichita	KS	67205	316-722-0991	37.731137	-97.463281	Other - Midwest
Olive Garden		1224	323 N Rock Road		Wichita	KS	67206	316-684-6757	37.691381	-97.2452	Other - Midwest
Olive Garden		1842	3220 Scottsville Road		Bowling Green	KY	42104	270-782-6050	36.93984	-86.41986	Other - Southeast
Olive Garden		1766	7844 Mall Road		Florence	KY	41042	859-282-1116	38.99291	-84.651491	Cincinnati
Olive Garden		1320	3385 Nicholasville Road		Lexington	KY	40503	859-272-8334	37.989161	-84.525402	Other - Southeast
Olive Garden		1852	4811 R Outer Loop		Louisville	KY	40219	502-968-2978	38.139414	-85.672978	Other - Midwest
Olive Garden		1327	1320 Hurstbourne Lane		Louisville	KY	40222	502-339-7190	38.226547	-85.578325	Other - Midwest
Olive Garden		1703	9730 Von Allmen Ct		Louisville	KY	40241	502-425-3607	38.311128	-85.571772	Other - Midwest
Olive Garden		1660	5204 Frederica Street		Owensboro	KY	42301	270-683-4848	37.717232	-87.126074	Other - Midwest
Olive Garden		1426	5150 Hinkleville Rd		Paducah	KY	42001	270-442-4190	37.074867	-88.689652	Other - Southeast
Olive Garden		1822	2168 Lantern Ridge Drive		Richmond	KY	40475	859-625-5087	37.73806	-84.32524	Other - Southeast
Olive Garden		1599	6911 Siegen Lane		Baton Rouge	LA	70809	225-368-1630	30.386418	-91.062711	New Orleans
Olive Garden		1813	2935 Meadow Creek Drive		Bossier City	LA	71111	318-752-4038	32.561627	-93.709815	Other - Southeast
Olive Garden		1817	5001 Pinnacle Parkway		Covington	LA	70433	985-809-1615	30.445266	-90.131336	New Orleans
Olive Garden		4438	1981 Hammond Square Drive		Hammond	LA	70403	985-543-6011	30.480506	-90.457567	New Orleans
Olive Garden		1646	1757 Martin Luther King Drive		Houma	LA	70360	985-872-6990	29.613903	-90.756943	New Orleans
Olive Garden		1403	1315 W. Esplanade Ave.		Kenner	LA	70065	504-464-4612	30.020009	-90.249387	New Orleans
Olive Garden		1319	5743 Johnston Street	LaSalle Plaza	Lafayette	LA	70503	337-988-1596	30.172884	-92.078546	New Orleans
Olive Garden		1635	1725 West Prien Lake Rd		Lake Charles	LA	70601	337-474-7380	30.197235	-93.246497	Other - Southeast
Olive Garden		1423	4781 Pecanland Mall Dr		Monroe	LA	71203	318-322-8450	32.495916	-92.059445	Other - Southeast
Olive Garden		1585	7150 Youree Drive		Shreveport	LA	71105	318-797-8303	32.4402	-93.717467	Other - Southeast
Olive Garden		1637	168 Northshore Blvd		Slidell	LA	70460	985-781-5920	30.310078	-89.824917	New Orleans
Olive Garden		1874	153 Andover St		Danvers	MA	01923	978-750-8324	42.557628	-70.968609	Boston
Olive Garden		1674	11 B Allstate Rd		Dorchester	MA	02125	617-989-1371	42.326073	-71.063025	Boston
Olive Garden		1808	392 Patriot Place South	Ts Building	Foxboro	MA	02035	508-543-3967	42.086009	-71.271386	Providence
Olive Garden		1511	1 Worcester Rd	Gps-56 Exchange Terrace	Framingham	MA	01701	508-879-7285	42.299314	-71.394586	Boston
Olive Garden		1523	1095 Iyannough Rd		Hyannis	MA	02601	508-775-9896	41.672635	-70.305667	Other - New England
Olive Garden		1686	3 Orchard Hill Park Drive		Leominster	MA	01453	978-534-5856	42.523413	-71.71335	Other - New England
Olive Garden		1626	728 Donald Lynch Blvd		Marlborough	MA	01752	508-303-6558	42.352509	-71.615874	Other - New England
Olive Garden		1825	90 Pleasant Valley Ave		Methuen	MA	01844	978-687-0205	42.742653	-71.155642	Other - New England
Olive Garden		1419	80 North Dartmouth Mall		North Dartmouth	MA	02747	508-994-3289	41.640618	-70.99408	Providence
Olive Garden		1730	102 Colony Place Rd		Plymouth	MA	02360	508-746-5043	41.954475	-70.714303	Other - New England
Olive Garden		1436	1240 Newport Ave.	Fashion Crossing Mall	South Attleboro	MA	02703	508-399-8434	41.900251	-71.354262	Providence
Olive Garden		1460	1380 Boston Rd.		Springfield	MA	01119	413-783-9003	42.14151	-72.497517	Other - New England
Olive Garden		1659	401 Technology Center Driv	Building 300	Stoughton	MA	02072	781-297-5110	42.155251	-71.066563	Boston
Olive Garden		1644	1013 County Street		Taunton	MA	02780	508-884-9922	41.876031	-71.060997	Other - New England
Olive Garden		1639	422 Middlesex Road		Tyngsboro	MA	01879	978-649-6727	42.695789	-71.438396	Other - New England
Olive Garden		1804	919 Riverdale Street		West Springfield	MA	01089	413-750-5390	42.12891	-72.62474	Other - New England
Olive Garden		1868	7 Tobias Boland Way	Suite 635	Worcester	MA	01607	508-755-5268	42.232036	-71.788735	Other - New England
Olive Garden		1505	8245 Perry Hall Blvd		Baltimore	MD	21236	410-931-3316	39.377803	-76.471096	Baltimore
Olive Garden		1560	4101 Towne Center Blvd		Bowie	MD	20716	301-262-4769	38.945683	-76.734749	DC
Olive Garden		1797	45265 Abell House Lane		California	MD	20619	301-862-3890	38.29976	-76.51161	Other - Middle Atlantic
Olive Garden		1261	8315 Benson Drive		Columbia	MD	21045	410-290-0040	39.186026	-76.79949	Baltimore
Olive Garden		1880	9017 Ocean Gateway		Easton	MD	21601	410-763-9018	38.796698	-76.059219	Other - Middle Atlantic
Olive Garden		1892	304 E Pulaski Hwy		Elkton	MD	21921	410-392-8701	39.597646	-75.819615	Other - Middle Atlantic
Olive Garden		1518	5609 Spectrum Dr.		Frederick	MD	21703	301-663-1801	39.384781	-77.403254	DC
Olive Garden		1719	17410 Valley Mall Road		Hagerstown	MD	21740	301-582-0408	39.626414	-77.767338	Other - Middle Atlantic
Olive Garden		1826	7061 Arundel Mills Circle		Hanover	MD	21076	410-796-2750	39.154704	-76.728987	Baltimore
Olive Garden		1651	3480 East West Highway		Hyattsville	MD	20782	301-853-0289	38.967252	-76.958532	DC
Olive Garden		1364	14650 Baltimore Ave.		Laurel	MD	20707	301-498-0881	39.091449	-76.858493	DC
Olive Garden		1891	6 Restaurant Park Dr		Owings Mills	MD	21117	410-581-6891	39.404513	-76.793469	Baltimore
Olive Garden		1496	2316 N. Salisbury Blvd.		Salisbury	MD	21801	410-548-3070	38.399339	-75.569955	Other - Middle Atlantic
Olive Garden		1469	3620 Crain Hwy		Waldorf	MD	20603	301-374-9311	38.612743	-76.923409	DC
Olive Garden		1522	500 Gorsuch Rd		Westminster	MD	21157	410-871-0841	39.568687	-76.979477	Baltimore
Olive Garden		1524	205 Civic Center Dr	Suite 1	Augusta	ME	04330	207-621-9930	44.34445	-69.792343	Other - New England
Olive Garden		1430	741 Hogan Rd		Bangor	ME	04401	207-942-6209	44.839735	-68.742454	Other - New England
Olive Garden		1687	150 Shops Way		Biddeford	ME	04005	207-282-0044	43.475648	-70.509138	Other - New England
Olive Garden		1296	200 Gorham Road	Ste. 800	South Portland	ME	04106	207-874-9005	43.633159	-70.325831	Other - New England
Olive Garden		1110	445 E Eisenhower Pkwy	Concord Center	Ann Arbor	MI	48108	734-663-6875	42.244552	-83.741676	Detroit
Olive Garden		1562	700 Brown Rd		Auburn Hills	MI	48326	248-393-1812	42.705167	-83.290223	Detroit
Olive Garden		1712	6870 Whitmore Lake Rd		Brighton	MI	48116	810-225-8284	42.502538	-83.758919	Detroit
Olive Garden		1427	16151 Ford Rd.		Dearborn	MI	48126	313-240-6100	42.328626	-83.201201	Detroit
Olive Garden		1252	24845 Gratiot Avenue		Eastpointe	MI	48021	586-778-6670	42.478423	-82.949658	Detroit
Olive Garden		1105	3699 Miller Rd		Flint	MI	48507	810-732-4260	42.983131	-83.751893	Other - Midwest
Olive Garden		1610	4210 24th Avenue		Fort Gratiot	MI	48059	810-385-5694	43.031164	-82.455253	Other - Midwest
Olive Garden		1431	3030 Alpine Ave NW		Grand Rapids	MI	49544	616-785-0087	43.018133	-85.687482	Other - Midwest
Olive Garden		1088	3883 28th St SE		Grand Rapids	MI	49512	616-940-1632	42.913014	-85.571683	Other - Midwest
Olive Garden		1577	4499 Potomac Ave		Grandville	MI	49418	616-406-0852	42.883093	-85.7535	Other - Midwest
Olive Garden		1484	3500 O'Neill Dr.		Jackson	MI	49202	517-787-2388	42.268293	-84.455501	Other - Midwest
Olive Garden		1109	14000 Middlebelt Rd		Livonia	MI	48154	734-458-5100	42.385239	-83.332907	Detroit
Olive Garden		4434	6803 Eastman Ave		Midland	MI	48642	989-832-8128	43.661459	-84.247779	Other - Midwest
Olive Garden		4471	4070 E Bluegrass Rd		Mount Pleasant	MI	48858	989-772-0007	43.574685	-84.761551	Other - Midwest
Olive Garden		1550	1651 Sternberg Road		Muskegon	MI	49444	231-798-2333	43.152938	-86.204353	Other - Midwest
Olive Garden		1330	43300 Crescent Blvd		Novi	MI	48375	248-348-4279	42.485166	-83.474085	Detroit
Olive Garden		1187	5015 Marsh Road		Okemos	MI	48864	517-349-0330	42.726304	-84.415772	Other - Midwest
Olive Garden		1153	6700 Westnedge Ave S		Portage	MI	49002	269-327-5001	42.220239	-85.590103	Other - Midwest
Olive Garden		1182	2615 Rochester Road S		Rochester Hills	MI	48307	248-853-6960	42.641467	-83.131149	Detroit
Olive Garden		1115	3630 Bay Road		Saginaw	MI	48603	989-790-2288	43.460317	-83.974976	Other - Midwest
Olive Garden		1172	15355 Eureka Road		Southgate	MI	48195	734-282-7838	42.198447	-83.209866	Detroit
Olive Garden		1083	13835 Lakeside Circle		Sterling Heights	MI	48313	586-247-8880	42.626262	-82.990663	Detroit
Olive Garden		1670	2800 N. US Hwy. 31 S.		Traverse City	MI	49684	231-941-1859	44.728437	-85.645134	Other - Midwest
Olive Garden		1062	30600 Van Dyke Road		Warren	MI	48093	586-574-2616	42.518563	-83.028063	Detroit
Olive Garden		1894	7399 Garrison Road		Baxter	MN	56425	218-825-1048	46.344964	-94.245471	Other - Midwest
Olive Garden		1100	4701 American Blvd W		Bloomington	MN	55437	952-831-4044	44.857409	-93.340087	Minneapolis
Olive Garden		1268	1451 County Road 42 W		Burnsville	MN	55306	952-898-4200	44.745799	-93.298758	Minneapolis
Olive Garden		1459	150 Coon Rapids Blvd.		Coon Rapids	MN	55433	763-786-1089	45.136484	-93.272053	Minneapolis
Olive Garden		1618	901 Mall Dr		Duluth	MN	55811	218-727-2623	46.801857	-92.149932	Other - Midwest
Olive Garden		1704	1880 Adams Street	The Pines Mall	Mankato	MN	56001	507-345-7585	44.17109	-93.949897	Other - Midwest
Olive Garden		1534	12520 Elm Creek Blvd N		Maple Grove	MN	55369	763-420-9699	45.094777	-93.439347	Minneapolis
Olive Garden		1200	1749 Beam Avenue		Maplewood	MN	55109	651-773-0200	45.028693	-93.026315	Minneapolis
Olive Garden		1672	8367 3rd Street N.		Oakdale	MN	55128	651-264-1447	44.950216	-92.934967	Minneapolis
Olive Garden		1600	380 17th Ave. NW		Rochester	MN	55901	507-288-8722	44.027563	-92.486799	Other - Midwest
Olive Garden		1245	1525 County Road C		Roseville	MN	55113	651-638-9557	45.021466	-93.16515	Minneapolis
Olive Garden		1424	5235 Wayzata Blvd		Saint Louis Park	MN	55416	952-544-4423	44.969594	-93.345665	Minneapolis
Olive Garden		1543	12 Division St		Waite Park	MN	56387	320-656-1320	45.552925	-94.214381	Other - Midwest
Olive Garden		1174	5529 S. Lindbergh		Affton	MO	63123	314-849-2553	38.523688	-90.356811	St. Louis
Olive Garden		1833	801 NE Coronado		Blue Springs	MO	64014	816-224-3093	39.026778	-94.252236	Kansas City
Olive Garden		1447	3790 W 76 Country Blvd		Branson	MO	65616	417-337-5811	36.650591	-93.290179	Other - Southeast
Olive Garden		1038	3552 Pennridge Drive		Bridgeton	MO	63044	314-739-1274	38.758137	-90.435237	St. Louis
Olive Garden		1676	3259 William Street		Cape Girardeau	MO	63703	573-651-4276	37.302017	-89.576571	Other - Southeast
Olive Garden		1546	17198 Chesterfield/airport Rd		Chesterfield	MO	63005	636-728-1638	38.667987	-90.594385	St. Louis
Olive Garden		1215	1300 Interstate 70 Dr S.W.		Columbia	MO	65203	573-443-2082	38.963818	-92.357903	Other - Southeast
Olive Garden		1786	140 Gravois Bluffs Circle		Fenton	MO	63026	636-326-4969	38.505053	-90.444379	St. Louis
Olive Garden		1056	13910 E 40 Hwy		Independence	MO	64055	816-373-0411	39.036131	-94.416488	Kansas City
Olive Garden		1472	3031 E Hammonds Blvd		Joplin	MO	64804	417-782-7295	37.049616	-94.477687	Other - Southeast
Olive Garden		1170	500 N.W. Barry Rd		Kansas City	MO	64155	816-468-7540	39.24691	-94.586687	Kansas City
Olive Garden		1849	650 NW Blue Parkway		Lee's Summit	MO	64063	816-347-9778	38.926299	-94.401191	Kansas City
Olive Garden		1753	105 North Blue Jay Drive		Liberty	MO	64068	816-407-7719	39.244991	-94.448509	Kansas City
Olive Garden		1666	2351 Maplewood Commons Drive		Maplewood	MO	63143	314-781-1511	38.618425	-90.333183	St. Louis
Olive Garden		1765	5312 N Belt Highway		Saint Joseph	MO	64506	816-901-9211	39.814942	-94.815975	Other - Southeast
Olive Garden		1160	5815 Suemandy Drive		Saint Peters	MO	63376	636-279-2822	38.79617	-90.622876	St. Louis
Olive Garden		1145	3105 Glenstone Avenue		Springfield	MO	65804	417-886-3188	37.157354	-93.263407	Other - Southeast
Olive Garden		1841	1280 W. Pearce Blvd.		Wentzville	MO	63385	636-332-2250	38.81072	-90.87816	St. Louis
Olive Garden		1818	3882 Promenade Parkway		D'Iberville	MS	39540	228-392-8068	30.45558	-88.90265	Other - Southeast

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Olive Garden		1693	4505 Hardy Street		Hattiesburg	MS	39401	601-264-2234	31.324995	-89.358059	Other - Southeast
Olive Garden		1508	6347 I-55 North		Jackson	MS	39213	601-978-3407	32.396645	-90.14673	Other - Southeast
Olive Garden		1759	107 South Frontage Road		Meridian	MS	39301	601-693-3075	32.36609	-88.671415	Other - Southeast
Olive Garden		1667	6615 Airways Blvd		Southaven	MS	38671	662-536-3350	34.95717	-89.990734	Memphis
Olive Garden		1650	3242 North Gloster Street		Tupelo	MS	38804	662-840-8450	34.300325	-88.706796	Other - Southeast
Olive Garden		1412	2201 Grant Rd		Billings	MT	59102	406-652-1395	45.754485	-108.57068	Other - Midwest
Olive Garden		4451	1553 N 19th Avenue		Bozeman	MT	59718	406-522-9962	45.69519	-111.063061	Other - Midwest
Olive Garden		4417	400 Airport Rd		Arden	NC	28704	828-654-9921	35.446138	-82.533402	Other - Southeast
Olive Garden		1467	121 Tunnel Rd		Asheville	NC	28805	828-255-9887	35.592668	-82.531594	Other - Southeast
Olive Garden		1734	1770 Glidewell Drive	Alamance Crossing	Burlington	NC	27215	336-584-1171	36.06794	-79.518157	Greensboro
Olive Garden		1314	1809 Walnut Street	Suite C110	Cary	NC	27511	919-233-9714	35.760581	-78.742763	Raleigh-Durham
Olive Garden		1682	8225 Northlake Commons Blvd		Charlotte	NC	28216	704-494-4473	35.348419	-80.854616	Charlotte
Olive Garden		1539	8010 Concord Mills Blvd		Concord	NC	28027	704-979-1130	35.370482	-80.715301	Charlotte
Olive Garden		1201	234 N Mc Pherson Church Rd		Fayetteville	NC	28303	910-864-0119	35.07148	-78.951246	Other - Southeast
Olive Garden		1683	432 Cox Road		Gastonia	NC	28054	704-864-1709	35.263736	-81.1329	Charlotte
Olive Garden		1882	803 N Berkeley Blvd		Goldsboro	NC	27534	919-778-4140	35.377655	-77.939584	Other - Southeast
Olive Garden		1177	3000 High Point Road		Greensboro	NC	27403	336-854-7094	36.049119	-79.835923	Greensboro
Olive Garden		1643	540 S.E. Greenville Blvd		Greenville	NC	27858	252-321-7498	35.583213	-77.372111	Other - Southeast
Olive Garden		1407	2261 Highway 70		Hickory	NC	28602	828-345-1015	35.703271	-81.295353	Other - Southeast
Olive Garden		4415	4006 Brian Jordan Place		High Point	NC	27265	336-841-5066	36.032653	-79.958862	Greensboro
Olive Garden		4441	107 Grand Hill Place		Holly Springs	NC	27540	919-552-2237	35.658355	-78.849204	Raleigh-Durham
Olive Garden		1733	1415 Western Blvd		Jacksonville	NC	28546	910-346-1887	34.788403	-77.404331	Other - Southeast
Olive Garden		1861	2983 Monroe Way		Monroe	NC	28110	704-282-9900	35.022505	-80.579832	Charlotte
Olive Garden		1848	5152 Highway 70		Morehead City	NC	28557	252-240-0250	34.738202	-76.805797	Other - Southeast
Olive Garden		1312	9421 Pineville Matthews Road		Pineville	NC	28134	704-544-2334	35.086424	-80.877416	Charlotte
Olive Garden		1378	4805 Capital Blvd		Raleigh	NC	27616	919-954-8557	35.850984	-78.581461	Raleigh-Durham
Olive Garden		1789	1140 N. Wesleyan Blvd		Rocky Mount	NC	27804	252-442-1329	35.97271	-77.805899	Other - Southeast
Olive Garden		1792	1425 Klumac Road		Salisbury	NC	28147	704-633-6198	35.636978	-80.488764	Other - Southeast
Olive Garden		1811	10572 S. US 15/501		Southern Pines	NC	28387	910-246-5201	35.169224	-79.425026	Other - Southeast
Olive Garden		1831	12600 Capital Blvd		Wake Forest	NC	27587	919-556-1007	35.988384	-78.531528	Raleigh-Durham
Olive Garden		5817	1852 US Highway 421		Wilkesboro	NC	28697	336-838-0337	36.149579	-81.219911	Other - Southeast
Olive Garden		1641	5307 Market Street		Wilmington	NC	28405	910-791-1587	34.245999	-77.874163	Other - Southeast
Olive Garden		1855	3401 Raleigh Road Parkway	Bldg. 7	Wilson	NC	27893	252-206-1399	35.74294	-77.963501	Other - Southeast
Olive Garden		1270	170 Hanes Mall Circle		Winston-Salem	NC	27103	336-765-9008	36.06738	-80.303761	Greensboro
Olive Garden		1787	3400 North 14th Street		Bismarck	ND	58503	701-223-1106	46.843355	-100.771574	Other - Midwest
Olive Garden		1188	4339 13th Avenue, SW		Fargo	ND	58103	701-277-1241	46.862368	-96.857412	Other - Midwest
Olive Garden		4401	3160 32nd Ave South		Grand Forks	ND	58201	701-746-2038	47.890252	-97.072756	Other - Midwest
Olive Garden		1889	1030 24th Ave SW		Minot	ND	58701	701-858-7311	48.208575	-101.311798	Other - Midwest
Olive Garden		4416	1010 Allen Drive		Grand Island	NE	68803	308-384-1277	40.928468	-98.382586	Other - Midwest
Olive Garden		1432	90 Gateway		Lincoln	NE	68505	402-464-1910	40.814464	-96.638406	Other - Midwest
Olive Garden		1586	16929 Lakeside Hills Plaza		Omaha	NE	68130	402-333-4002	41.234637	-96.178594	Other - Midwest
Olive Garden		1302	7505 Dodge Street	Suite # 103	Omaha	NE	68114	402-393-8404	41.259243	-96.028888	Other - Midwest
Olive Garden		1444	223 Loudon Rd.		Concord	NH	03301	603-228-6886	43.221839	-71.495864	Other - New England
Olive Garden		1657	2 Ashbrook Road		Keene	NH	03431	603-352-5337	42.924342	-72.306593	Other - New England
Olive Garden		1554	1888 South Willow St		Manchester	NH	03103	603-668-8871	42.94918	-71.433386	Other - New England
Olive Garden		1435	2048 Woodbury Ave.		Newington	NH	03801	603-436-8400	43.096194	-70.798259	Other - New England
Olive Garden		1807	762 US Route 202 S	Ledgewood Mall	Bridgewater	NJ	08807	908-203-3758	40.575124	-74.663868	New York
Olive Garden		1533	2314 SR 38		Cherry Hill	NJ	08002	856-414-0003	39.940427	-75.012575	Philadelphia
Olive Garden		1271	1500 N Almonesson Rd		Deptford	NJ	08096	856-232-6332	39.824506	-75.100269	Philadelphia
Olive Garden		1214	777 Route 18		East Brunswick	NJ	08816	732-651-8940	40.421383	-74.377688	New York
Olive Garden		1304	230 Route 35		Eatontown	NJ	07724	732-389-4585	40.284535	-74.050803	New York
Olive Garden		1834	290 W Main Street		Freehold	NJ	07728	732-780-3164	40.244577	-74.297049	Other - Middle Atlantic
Olive Garden		1183	3345 Brunswick Pike-Rt 1		Lawrenceville	NJ	08648	609-987-9207	40.295437	-74.68254	Trenton
Olive Garden		1468	277 Eisenhower Pkwy		Livingston	NJ	07039	973-992-0044	40.797138	-74.342439	New York
Olive Garden		1872	234 Stafford Park Blvd.		Manahawkin	NJ	08050	609-978-1202	39.71086	-74.28696	Other - Middle Atlantic
Olive Garden		1482	4403 Blackhorse Pike		Mays Landing	NJ	08330	609-641-8585	39.452968	-74.647046	Atlantic City
Olive Garden		4414	1620 Bergen Town Center		Paramus	NJ	07652	201-368-1090	40.91665	-74.05808	New York
Olive Garden		1809	1317 Centennial Ave		Piscataway	NJ	08854	732-562-0142	40.5529	-74.4407	New York
Olive Garden		1642	66 Route 17 North		Ramsey	NJ	07446	201-934-2953	41.044788	-74.11504	New York
Olive Garden		1638	323 Mt Hope Ave		Rockaway	NJ	07866	973-659-3312	40.908748	-74.547869	New York
Olive Garden		1640	500 Route 3 West		Secaucus	NJ	07094	201-867-3543	40.790792	-74.051985	New York
Olive Garden		1199	275 Route 22 East	Suite # 160	Springfield	NJ	07081	973-376-2667	40.684811	-74.323052	New York
Olive Garden		1483	1277 Hooper Ave.		Toms River	NJ	08753	732-240-9399	39.985099	-74.178486	Other - Middle Atlantic
Olive Garden		1477	202 Laurel Oak Rd		Voorhees	NJ	08043	856-784-6600	39.847519	-74.988177	Philadelphia
Olive Garden		1724	83 Route 23 South		Wayne	NJ	07470	973-785-4713	40.891994	-74.253237	New York
Olive Garden		1745	510 Woodbridge Center Drive		Woodbridge	NJ	07095	732-726-3191	40.556687	-74.305904	New York
Olive Garden		1602	10500 Coors Blvd By-pass Nw		Albuquerque	NM	87114	505-922-6422	35.208075	-106.657515	Albuquerque
Olive Garden		1118	6301 San Mateo Blvd		Albuquerque	NM	87109	505-881-8425	35.14732	-106.588868	Albuquerque
Olive Garden		1121	601 Juan Tabo Boulevard NE		Albuquerque	NM	87123	505-275-9948	35.078767	-106.515772	Albuquerque
Olive Garden		1847	5150 East Main Street	Suite 106-110	Farmington	NM	87402	505-324-0546	36.76947	-108.144638	Other - Southwest
Olive Garden		1840	100 N Telshor Blvd		Las Cruces	NM	88011	575-522-0124	32.318892	-106.748418	Other - Southwest
Olive Garden		1609	3781 Cerrillos Rd		Santa Fe	NM	87505	505-438-7109	35.644156	-106.010433	Albuquerque
Olive Garden		1878	4253 S Carson Street		Carson City	NV	89701	775-883-7471	39.129308	-119.769789	Reno
Olive Garden		1478	4400 E. Sunset Rd.	Space 3300	Henderson	NV	89014	702-451-5133	36.071437	-115.077245	Las Vegas
Olive Garden		1621	10800 West Charleston Blvd		Las Vegas	NV	89135	702-341-8190	36.159642	-115.331432	Las Vegas
Olive Garden		1193	1361 S. Decatur Blvd		Las Vegas	NV	89102	702-258-3453	36.154845	-115.207349	Las Vegas
Olive Garden		1014	1545 Flamingo Road		Las Vegas	NV	89119	702-735-0082	36.114062	-115.132238	Las Vegas
Olive Garden		1363	6850 W. Cheyenne Ave.		Las Vegas	NV	89108	702-658-2144	36.218763	-115.244406	Las Vegas
Olive Garden		1440	80 N. Nellis Blvd.		Las Vegas	NV	89110	702-438-0082	36.160539	-115.061705	Las Vegas
Olive Garden		4462	6191 Centennial Center Blvd		Las Vegas	NV	89149	702-645-1557	36.272871	-115.266652	Las Vegas
Olive Garden		1085	4900 S Virginia		Reno	NV	89502	775-829-1500	39.481956	-119.79101	Reno
Olive Garden		1785	1481 E Lincoln Way		Sparks	NV	89434	775-356-9500	39.53396	-119.7193	Reno
Olive Garden		1464	3951 Maple Rd.		Amherst	NY	14226	716-837-5211	42.990435	-78.8163	Buffalo
Olive Garden		1324	3701 McKinley Parkway		Blasdell	NY	14219	716-821-5951	42.787884	-78.810155	Buffalo
Olive Garden		1558	505 Gateway Dr		Brooklyn	NY	11239	718-348-1071	40.651493	-73.869339	New York
Olive Garden		1507	257 Centereach Mall		Centereach	NY	11720	631-585-4027	40.859118	-73.082171	New York
Olive Garden		1243	2011 Walden Avenue		Cheektowaga	NY	14225	716-683-4670	42.908121	-78.762525	Buffalo
Olive Garden		1479	4125 Route 31	Suite 1001	Clay	NY	13041	315-652-1950	43.18632	-76.228797	Other - Middle Atlantic
Olive Garden		1869	303 Clifton Park Center Road		Clifton Park	NY	12065	518-383-2391	42.86101	-73.78049	Albany
Olive Garden		1504	178 Wolf Road		Colonie	NY	12205	518-458-8676	42.722853	-73.802198	Albany
Olive Garden		1452	3288 Chambers Rd S.		Horseheads	NY	14845	607-796-5228	42.158602	-76.87757	Other - Middle Atlantic
Olive Garden		1830	560 Kings Mall Court		Kingston	NY	12401	845-336-4867	41.964952	-73.988289	Other - Middle Atlantic
Olive Garden		4445	328 E Fairmount Ave		Lakewood	NY	14750	716-763-0000	42.098695	-79.302359	Other - Middle Atlantic
Olive Garden		1445	5598 Sunrise Hwy		Massapequa	NY	11758	516-797-1604	40.678232	-73.434661	New York
Olive Garden		1473	200 N. Galleria Dr.		Middletown	NY	10941	845-692-8232	41.462929	-74.371761	Other - Middle Atlantic
Olive Garden		1865	4636 Commercial Dr		New Hartford	NY	13413	315-736-2005	43.087663	-75.31244	Other - Middle Atlantic
Olive Garden		1567	696 Avenue Of The Americas		New York	NY	10010	212-255-1240	40.742318	-73.993	New York
Olive Garden		1451	2 Times Square		New York	NY	10036	212-333-3254	40.759333	-73.984667	New York
Olive Garden		1875	1532 Military Road		Niagara Falls	NY	14304	716-297-3818	43.093929	-78.972506	Buffalo
Olive Garden		1410	2044 South Road		Poughkeepsie	NY	12601	845-297-1787	41.629176	-73.915143	Other - Middle Atlantic
Olive Garden		1428	756 A Glen Street		Queensbury	NY	12804	518-743-9590	43.33051	-73.671978	Albany
Olive Garden		1420	100 Paddy Creek Circle		Rochester	NY	14615	585-865-5610	43.205492	-77.672462	Rochester
Olive Garden		1196	532 Jefferson Road		Rochester	NY	14623	585-292-0590	43.088113	-77.632347	Rochester
Olive Garden		1422	3147 Erie Blvd East		Syracuse	NY	13214	315-449-1543	43.055334	-76.076354	Other - Middle Atlantic
Olive Garden		4411	610 W Sunrise Hwy		Valley Stream	NY	11581	516-593-1580	40.665151	-73.722614	New York
Olive Garden		1167	1112 Vestal Pkwy E		Vestal	NY	13850	607-748-5840	42.091195	-76.031601	Other - Middle Atlantic
Olive Garden		1606	204 High Point Drive		Victor	NY	14564	585-223-2040	43.027696	-77.438109	Rochester
Olive Garden		1823	20988 Salmon Run Mall Loop Rd		West Watertown	NY	13601	315-786-2934	43.97526	-75.95534	Other - Middle Atlantic
Olive Garden		1455	1246 Old Country Rd	Suite H-001	Westbury	NY	11590	516-683-3377	40.745335	-73.599744	New York
Olive Garden		1866	7700 Transit Road		Williamsville	NY	14221	716-565-5423	42.977466	-78.697621	Buffalo
Olive Garden		1087	3924 Medina Road		Akron	OH	44333	330-666-5313	41.135405	-81.640192	Cleveland
Olive Garden		1791	26000 Harvard Road		Beachwood	OH	44122	216-765-0621	41.449059	-81.497099	Cleveland
Olive Garden		1273	853 Boardman-Poland Rd		Boardman	OH	44512	330-726-8380	41.023701	-80.636436	Other - Midwest
Olive Garden		1057	4810 Dressler Road		Canton	OH	44718	330-492-5313	40.851381	-81.433541	Other - Midwest
Olive Garden		1743	1417 N Bridge St		Chillicothe	OH	45601	740-772-5040	39.364659	-82.975611	Other - Midwest
Olive Garden		1768	3725 Stone Creek Blvd		Cincinnati	OH	45251	513-245-1820	39.252891	-84.605314	Cincinnati

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Olive Garden		1323	475 Ohio Pike		Cincinnati	OH	45255	513-528-4075	39.070966	-84.308743	Cincinnati
Olive Garden		1347	4900 Fields-Ertel Road		Cincinnati	OH	45249	513-677-5922	39.293217	-84.313142	Cincinnati
Olive Garden		4457	5450 Renner Rd		Columbus	OH	43228	614-850-0001	39.982	-83.14793	Columbus
Olive Garden		1129	7160 Sawmill Road		Columbus	OH	43235	614-792-8181	40.110628	-83.089909	Columbus
Olive Garden		1575	1250 Polaris Parkway		Columbus	OH	43240	614-885-0080	40.142515	-82.986232	Columbus
Olive Garden		1820	4860 N. Hamilton Rd.		Columbus	OH	43230	614-855-4761	40.056571	-82.862857	Columbus
Olive Garden		1076	480 Howe Road		Cuyahoga Falls	OH	44221	330-928-2205	41.118624	-81.478315	Cleveland
Olive Garden		1058	2789 Miamisburg Centerville Rd		Dayton	OH	45459	937-435-0885	39.637557	-84.220446	Dayton
Olive Garden		1588	6722 Miller Lane		Dayton	OH	45414	937-898-9363	39.844702	-84.190864	Dayton
Olive Garden		1770	1635 West River Road		Elyria	OH	44035	440-324-3002	41.397501	-82.106476	Cleveland
Olive Garden		1470	2865 Centre Dr.		Fairborn	OH	45324	937-426-9200	39.773045	-84.050924	Dayton
Olive Garden		1093	7179 Dixie Hwy		Fairfield	OH	45014	513-874-7393	39.310731	-84.488307	Cincinnati
Olive Garden		1647	15115 US 224 East	Concord Center	Findlay	OH	45840	419-420-0052	41.055658	-83.589543	Other - Midwest
Olive Garden		1699	1514 Stringtown Rd		Grove City	OH	43123	614-277-4374	39.878844	-83.038432	Columbus
Olive Garden		1481	898 Hebron Rd.		Heath	OH	43056	740-522-8274	40.027073	-82.443927	Other - Midwest
Olive Garden		1509	2093 Schorrway Dr.		Lancaster	OH	43130	740-687-4409	39.734702	-82.625549	Columbus
Olive Garden		1514	1936 Roschman Ave		Lima	OH	45804	419-222-7724	40.726264	-84.07461	Other - Midwest
Olive Garden		1390	558 N Lexington Springmill Rd		Mansfield	OH	44906	419-529-5070	40.766676	-82.589694	Other - Midwest
Olive Garden		1530	7740 Mentor Ave		Mentor	OH	44060	440-205-9247	41.659689	-81.364183	Cleveland
Olive Garden		1073	17500 Bagley Road		Middleburg Heights	OH	44130	440-234-6845	41.372413	-81.822614	Cleveland
Olive Garden		1442	6710 Roosevelt Ave		Middletown	OH	45044	513-424-5344	39.492504	-84.331079	Cincinnati
Olive Garden		1416	5740 Youngstown-Warren Rd		Niles	OH	44446	330-652-2014	41.209124	-80.748784	Other - Midwest
Olive Garden		1133	25984 Lorain Road		North Olmsted	OH	44070	440-734-0888	41.420938	-81.910051	Cleveland
Olive Garden		1128	8383 Day Drive		Parma	OH	44129	440-842-8110	41.380025	-81.742854	Cleveland
Olive Garden		1760	2439 Taylor Square Drive		Reynoldsburg	OH	43068	614-863-0106	39.935089	-82.788539	Columbus
Olive Garden		1654	5205 Milan Road		Sandusky	OH	44870	419-621-5589	41.40524	-82.66183	Other - Midwest
Olive Garden		1750	1630 North Bechtle Ave		Springfield	OH	45504	937-323-4566	39.946389	-83.833108	Dayton
Olive Garden		1026	1919 S Reynolds Road		Toledo	OH	43614	419-389-1982	41.605199	-83.664072	Other - Midwest
Olive Garden		1097	5120 Monroe Street		Toledo	OH	43623	419-885-3878	41.699932	-83.646086	Other - Midwest
Olive Garden		1517	907 Howard St.		Zanesville	OH	43701	740-453-4644	39.94639	-82.000294	Other - Midwest
Olive Garden		1812	1301 E Hillside Dr		Broken Arrow	OK	74012	918-355-2738	36.064343	-95.775177	Other - Southwest
Olive Garden		1736	4021 NW Cache Road		Lawton	OK	73505	580-355-1407	34.624146	-98.445119	Other - Southwest
Olive Garden		1480	117 Ed Noble Parkway		Norman	OK	73072	405-573-0188	35.217591	-97.488326	Other - Southwest
Olive Garden		4444	6330 SW 3rd St		Oklahoma City	OK	73128	405-440-0345	35.461688	-97.625801	Other - Southwest
Olive Garden		1307	2639 W Memorial		Oklahoma City	OK	73134	405-749-8188	35.610316	-97.56239	Other - Southwest
Olive Garden		1140	2321 W I 240 Service Rd		Oklahoma City	OK	73159	405-685-0781	35.392184	-97.553353	Other - Southwest
Olive Garden		1591	1844 Northwest Expressway		Oklahoma City	OK	73118	405-843-2461	35.521835	-97.544295	Other - Southwest
Olive Garden		1778	9072 N 121st East Ave		Owasso	OK	74055	918-272-1436	36.292518	-95.839812	Other - Southwest
Olive Garden		4426	2100 N. Perkins Rd.		Stillwater	OK	74075	405-624-1225	36.143293	-97.05239	Other - Southwest
Olive Garden		1337	1954 Utica Square		Tulsa	OK	74114	918-743-8993	36.1329	-95.963525	Other - Southwest
Olive Garden		1054	7019 S Memorial Drive		Tulsa	OK	74133	918-254-0082	36.062018	-95.885692	Other - Southwest
Olive Garden		1213	11650 SW Canyon Road		Beaverton	OR	97005	503-644-0607	45.489208	-122.796677	Portland
Olive Garden		1829	63459 Highway 97		Bend	OR	97701	541-312-4760	44.104879	-121.298618	Other - West
Olive Garden		1158	8700 SE Sunnyside		Clackamas	OR	97015	503-652-1200	45.432885	-122.573856	Portland
Olive Garden		1528	1077 Valley River Dr		Eugene	OR	97401	541-349-8929	44.071319	-123.104333	Other - West
Olive Garden		1351	2330 SE Burnside Rd		Gresham	OR	97080	503-669-3600	45.497204	-122.409595	Portland
Olive Garden		1394	6355 SW Meadows Rd.		Lake Oswego	OR	97035	503-684-3160	45.418079	-122.742125	Portland
Olive Garden		1592	3125 Crater Lake Hwy		Medford	OR	97504	541-857-1733	42.361781	-122.85902	Portland
Olive Garden		1608	9830 SE Washington Street	Portland Mall # 205	Portland	OR	97216	503-258-0763	45.518119	-122.561927	Portland
Olive Garden		1311	1302 Lancaster Drive NE		Salem	OR	97301	503-364-6885	44.946125	-122.983191	Other - West
Olive Garden		1349	3315 Pleasant Valley Blvd		Altoona	PA	16602	814-949-9540	40.483507	-78.400507	Other - Middle Atlantic
Olive Garden		1370	83 City Line Ave		Bala Cynwyd	PA	19004	610-664-4720	40.003467	-75.224292	Philadelphia
Olive Garden		1345	6000 Oxford Drive		Bethel Park	PA	15102	412-835-6353	40.347948	-80.050186	Pittsburgh
Olive Garden		4449	52 Plaza Drive		Bloomsburg	PA	17815	570-784-2229	41.010227	-76.48789	Other - Middle Atlantic
Olive Garden		4439	990 Norland Ave & Walker Road		Chambersburg	PA	17201	717-261-5592	39.93917	-77.62754	Other - Middle Atlantic
Olive Garden		1819	1 Town Center Drive		Collegeville	PA	19426	610-831-8814	40.16492	-75.476824	Philadelphia
Olive Garden		1629	1716 Route 228		Cranberry Township	PA	16066	724-776-2622	40.684887	-80.083894	Pittsburgh
Olive Garden		1857	101 Quarry Road		Downingtown	PA	19335	610-518-6323	40.0171	-75.67296	Philadelphia
Olive Garden		1474	50 Kunkle Dr.		Easton	PA	18045	610-515-1722	40.685178	-75.253367	Other - Middle Atlantic
Olive Garden		1333	5945 Peach Street		Erie	PA	16509	814-866-1105	42.064051	-80.092813	Other - Middle Atlantic
Olive Garden		1334	5163 Route 30		Greensburg	PA	15601	724-832-9262	40.303008	-79.499273	Pittsburgh
Olive Garden		1885	10 Wilson Ave		Hanover	PA	17331	717-630-8338	39.82879	-76.99947	Other - Middle Atlantic
Olive Garden		1310	5102 Jonestown Road		Harrisburg	PA	17112	717-540-9904	40.3111	-76.802594	Harrisburg
Olive Garden		1383	910 Plaza Blvd		Lancaster	PA	17601	717-299-2202	40.066775	-76.344594	Other - Middle Atlantic
Olive Garden		1742	35 S. Willowdale Drive	Suite 1001	Lancaster	PA	17602	717-392-3235	40.022096	-76.193354	Other - Middle Atlantic
Olive Garden		1495	2245 E Lincoln Highway		Langhorne	PA	19047	215-943-2112	40.177763	-74.880979	Philadelphia
Olive Garden		1471	6520 Carlisle Pike	Suite A	Mechanicsburg	PA	17055	717-796-1140	40.246743	-77.027276	Harrisburg
Olive Garden		1148	260 Mall Boulevard		Monroeville	PA	15146	412-372-5017	40.434082	-79.786913	Pittsburgh
Olive Garden		1269	1200 Bethlehem Pike		North Wales	PA	19454	215-646-4384	40.209905	-75.225527	Philadelphia
Olive Garden		1578	1346 Chestnut Street		Philadelphia	PA	19107	215-546-7950	39.95072	-75.16363	Philadelphia
Olive Garden		1372	9280 E Roosevelt Blvd		Philadelphia	PA	19115	215-969-3750	40.078528	-75.031941	Philadelphia
Olive Garden		1589	6000 Robinson Center Drive		Pittsburgh	PA	15205	412-788-1090	40.450373	-80.161522	Pittsburgh
Olive Garden		1163	971 Greentree Road		Pittsburgh	PA	15220	412-922-7200	40.419827	-80.045719	Pittsburgh
Olive Garden		1309	40 McIntyre Square Drive		Pittsburgh	PA	15237	412-369-9686	40.553243	-80.0194	Pittsburgh
Olive Garden		1157	527 Clairton Boulevard		Pleasant Hills	PA	15236	412-653-5897	40.332931	-79.945668	Pittsburgh
Olive Garden		1538	1500 Scranton-Carbondale Hwy		Scranton	PA	18508	570-489-7340	41.47001	-75.637171	Other - Middle Atlantic
Olive Garden		1764	1001 Baltimore Pike. #1b		Springfield	PA	19064	610-544-4196	39.913583	-75.342587	Philadelphia
Olive Garden		1552	1945 Waddle Road		State College	PA	16803	814-861-1620	40.817085	-77.899109	Other - Middle Atlantic
Olive Garden		1796	600 Shoppes At Stroud		Stroudsburg	PA	18360	570-476-9324	40.98789	-75.23322	Other - Middle Atlantic
Olive Garden		1675	1010 Pittsburgh Mills Blvd		Tarentum	PA	15084	724-275-7564	40.57005	-79.798519	Pittsburgh
Olive Garden		4446	517 W Main Street		Uniontown	PA	15401	724-437-9301	39.908183	-79.742791	Pittsburgh
Olive Garden		4447	371 Washington Road		Washington	PA	15301	724-225-1723	40.188266	-80.220136	Pittsburgh
Olive Garden		1425	715 Grape St		Whitehall	PA	18052	610-266-6777	40.635507	-75.476066	Other - Middle Atlantic
Olive Garden		1544	561 Arena Hub Plaza		Wilkes Barre	PA	18702	570-825-9125	41.243092	-75.840605	Other - Middle Atlantic
Olive Garden		1519	1825 E Third St		Williamsport	PA	17701	570-321-9250	41.249751	-76.967241	Other - Middle Atlantic
Olive Garden		1159	2328 Moreland Road		Willow Grove	PA	19090	215-830-0285	40.141041	-75.117013	Philadelphia
Olive Garden		1525	1700 Crossing Drive		Wyomissing	PA	19610	610-373-1311	40.346952	-75.966861	Other - Middle Atlantic
Olive Garden		1137	1340 Kenneth Road		York	PA	17404	717-845-2264	39.97363	-76.764642	Other - Middle Atlantic
Olive Garden		1260	31 Universal Blvd		Warwick	RI	02886	401-821-7322	41.702919	-71.495814	Providence
Olive Garden		1634	200 Station Drive		Anderson	SC	29621	864-222-9060	34.559622	-82.692239	Other - Southeast
Olive Garden		5805	2045 Boundary St		Beaufort	SC	29902	843-379-3322	32.441791	-80.689454	Other - Southeast
Olive Garden		1883	1266 Fording Island Road		Bluffton	SC	29910	843-706-3808	32.24602	-80.83076	Other - Southeast
Olive Garden		1231	274 Harbison Blvd		Columbia	SC	29212	803-732-0471	34.072197	-81.158498	Other - Southeast
Olive Garden		1623	10136-112 Two Notch Road		Columbia	SC	29229	803-788-3131	34.117491	-80.880568	Other - Southeast
Olive Garden		1684	2901 W Radio Rd		Florence	SC	29501	843-669-8399	34.189028	-79.837076	Other - Southeast
Olive Garden		1859	1633 West Floyd Baker Blvd		Gaffney	SC	29341	864-489-0781	35.092917	-81.665119	Other - Southeast
Olive Garden		1700	3290 N. Pleasantburg Drive		Greenville	SC	29609	864-271-7756	34.891737	-82.40251	Other - Southeast
Olive Garden		1207	2695 Laurens Road	Suite 1500	Greenville	SC	29607	864-234-0430	34.819808	-82.340172	Other - Southeast
Olive Garden		4452	73 Rodeo Drive		Myrtle Beach	SC	29579	843-903-3630	33.749969	-78.960966	Other - Southeast
Olive Garden		1326	1405 N. Kings Highway		Myrtle Beach	SC	29577	843-626-8856	33.698372	-78.877431	Other - Southeast
Olive Garden		1150	2156 North Woods Blvd		North Charleston	SC	29406	843-764-0200	32.942764	-80.041075	Charleston
Olive Garden		1649	4701 Highway 17 N.		North Myrtle Beach	SC	29582	843-272-7530	33.79796	-78.73994	Other - Southeast
Olive Garden		1568	519 John Ross Parkway		Rock Hill	SC	29730	803-980-0125	34.941637	-80.980184	Charlotte
Olive Garden		1710	1498 W.o. Ezell Blvd		Spartanburg	SC	29301	864-595-4885	34.937413	-81.986566	Other - Southeast
Olive Garden		1664	160 Disk Dr		Rapid City	SD	57701	605-348-4640	44.105245	-103.214789	Other - Midwest
Olive Garden		1350	3121 West 41st Street		Sioux Falls	SD	57105	605-333-0290	43.514061	-96.76485	Other - Midwest
Olive Garden		1844	244 Hamilton Crossing Dr		Alcoa	TN	37701	865-379-0224	35.767371	-83.986739	Other - Southeast
Olive Garden		1225	1131 Bell Road		Antioch	TN	37013	615-731-8431	36.045453	-86.664615	Nashville
Olive Garden		1104	2200 Hamilton Place Blvd	Suite A	Chattanooga	TN	37421	423-899-7707	35.036939	-85.156769	Other - Southeast
Olive Garden		1343	2782 Wilma Rudolph Blvd		Clarksville	TN	37040	931-552-2585	36.585404	-87.295866	Other - Southeast
Olive Garden		1893	4499 Keith St. NW		Cleveland	TN	37312	423-339-3330	35.20122	-84.84632	Other - Southeast
Olive Garden		1762	1300 Interstate Drive		Cookeville	TN	38501	931-520-3340	36.137563	-85.507299	Other - Southeast
Olive Garden		1690	5525 Highway 153		Hixson	TN	37343	423-877-7704	35.145584	-85.249899	Other - Southeast
Olive Garden		1652	1067 Vann Drive		Jackson	TN	38305	731-664-1330	35.667683	-88.859079	Other - Southeast
Olive Garden		1289	1903 N Roan Street		Johnson City	TN	37601	423-929-0137	36.335855	-82.373281	Other - Southeast
Olive Garden		1836	1919 N Eastman Road		Kingsport	TN	37660	423-245-0344	36.543744	-82.518377	Other - Southeast

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Olive Garden		1597	10923 Parkside Drive		Knoxville	TN	37934	865-966-4392	35.903483	-84.148024	Other - Southeast
Olive Garden		1092	7206 Kingston Pike		Knoxville	TN	37919	865-584-7300	35.930141	-84.027889	Other - Southeast
Olive Garden		1173	1711 Gallatin Road, North		Madison	TN	37115	615-868-0790	36.295031	-86.700029	Nashville
Olive Garden		1721	5679 Poplar Ave	Suite 1	Memphis	TN	38119	901-761-5711	35.104207	-89.872587	Memphis
Olive Garden		1612	7778 Winchester Road		Memphis	TN	38125	901-624-2003	35.049859	-89.804306	Memphis
Olive Garden		1553	8405 US Highway 64		Memphis	TN	38133	901-377-3437	35.203863	-89.782729	Memphis
Olive Garden		1751	401 South Mt. Juliet Road	Suite 115	Mount Juliet	TN	37122	615-758-6230	36.16711	-86.513482	Nashville
Olive Garden		1752	1710 Old Fort Parkway		Murfreesboro	TN	37129	615-848-1438	35.847051	-86.41815	Nashville
Olive Garden		1662	1570 Parkway		Sevierville	TN	37862	865-908-9940	35.835081	-83.572888	Other - Southeast
Olive Garden		1794	1098 Crossings Circle		Spring Hill	TN	37174	931-486-1294	35.74303	-86.93957	Other - Southeast
Olive Garden		1065	3210 S Clack St		Abilene	TX	79606	325-691-0388	32.411501	-99.774683	Other - Southwest
Olive Garden		1385	4240 Beltline Rd		Addison	TX	75001	972-239-9096	32.953932	-96.83833	Dallas-Fort Worth
Olive Garden		1788	190 East Stacy Road	Bldg. 3100	Allen	TX	75002	972-678-2515	33.126486	-96.661095	Dallas-Fort Worth
Olive Garden		4464	162 N Hwy 35 Bypass		Alvin	TX	77511	281-331-0322	29.424597	-95.226315	Houston
Olive Garden		1130	4121 I-40 West		Amarillo	TX	79109	806-355-9973	35.190743	-101.88343	Other - Southwest
Olive Garden		1368	4604 S. Cooper Street		Arlington	TX	76017	817-472-9733	32.673397	-97.136277	Dallas-Fort Worth
Olive Garden		1821	210 Lincoln Square		Arlington	TX	76011	817-275-0722	32.75871	-97.09998	Dallas-Fort Worth
Olive Garden		1537	12827 Ranch Rd 620 N		Austin	TX	78750	512-918-9460	30.465935	-97.802003	Austin
Olive Garden		1046	3940 S Lamar Blvd		Austin	TX	78704	512-440-0131	30.23713	-97.792259	Austin
Olive Garden		1044	8833 Burnet Road		Austin	TX	78757	512-459-0701	30.37149	-97.726145	Austin
Olive Garden		1853	6744 Garth Road		Baytown	TX	77521	281-421-1939	29.79939	-94.9804	Houston
Olive Garden		1168	585 I-10 North		Beaumont	TX	77706	409-832-9058	30.085797	-94.136913	Other - Southwest
Olive Garden		1616	12870 S. Freeway		Burleson	TX	76028	817-295-5721	32.569667	-97.319914	Dallas-Fort Worth
Olive Garden		1655	510 Earl Rudder Freeway South		College Station	TX	77845	979-846-4637	30.642001	-96.313179	Other - Southwest
Olive Garden		1782	3041 I-45 North		Conroe	TX	77304	936-539-5200	30.35298	-95.48509	Houston
Olive Garden		1165	5258 S Padre Island Drive		Corpus Christi	TX	78411	361-992-4742	27.711751	-97.376106	Other - Southwest
Olive Garden		1466	10280 E. Technology Blvd		Dallas	TX	75220	214-902-8163	32.862548	-96.895867	Dallas-Fort Worth
Olive Garden		1257	9079 Vantage Point Dr		Dallas	TX	75243	972-234-3292	32.916677	-96.745176	Dallas-Fort Worth
Olive Garden		1611	2809 I-35E South		Denton	TX	76210	940-381-2549	33.18286	-97.101702	Dallas-Fort Worth
Olive Garden		1406	639 N. Cockrell Hill		Duncanville	TX	75116	972-298-8871	32.658609	-96.891957	Dallas-Fort Worth
Olive Garden		1202	740 Sunland Park Drive		El Paso	TX	79912	915-585-1097	31.817353	-106.545573	Other - Southwest
Olive Garden		1232	8401 Gateway Blvd West		El Paso	TX	79925	915-772-9287	31.77367	-106.379256	Other - Southwest
Olive Garden		1749	1870 Joe Battle Blvd		El Paso	TX	79936	915-857-8580	31.757624	-106.266786	Other - Southwest
Olive Garden		1041	925 Alta Mere Drive	Ridgmartown Ctr	Fort Worth	TX	76116	817-732-0618	32.746776	-97.436473	Dallas-Fort Worth
Olive Garden		1264	4700 SW Loop 820		Fort Worth	TX	76109	817-377-8091	32.682952	-97.39582	Dallas-Fort Worth
Olive Garden		1846	9333 Rain Lily Trail		Fort Worth	TX	76177	817-750-0800	32.90816	-97.3161	Dallas-Fort Worth
Olive Garden		1775	1310 W Bay Area Blvd		Friendswood	TX	77546	281-488-1022	29.539745	-95.144444	Houston
Olive Garden		1545	2886 Preston Road	Suite 110	Frisco	TX	75034	469-633-0406	33.102396	-96.804774	Dallas-Fort Worth
Olive Garden		1673	4840 North George Bush Hwy		Garland	TX	75040	972-530-8102	32.961335	-96.634217	Dallas-Fort Worth
Olive Garden		1497	301 W. State Highway 114		Grapevine	TX	76051	817-251-0222	32.921438	-97.079913	Dallas-Fort Worth
Olive Garden		1356	1802 W Lincoln St		Harlingen	TX	78552	956-428-7381	26.182129	-97.715748	Other - Southwest
Olive Garden		1441	2750 Highway 6	West Oaks Mall	Houston	TX	77082	281-531-8829	29.730296	-95.645013	Houston
Olive Garden		1166	7525 Fm 1960 W		Houston	TX	77070	281-890-0784	29.964104	-95.541595	Houston
Olive Garden		1803	9750 Katy Freeway		Houston	TX	77055	713-973-6287	29.78622	-95.53574	Houston
Olive Garden		4477	15770 North Freeway		Houston	TX	77090	281-209-2777	29.997409	-95.425497	Houston
Olive Garden		1285	9080 SW Freeway		Houston	TX	77074	713-774-0198	29.685491	-95.533497	Houston
Olive Garden		1040	10830 Northwest Freeway		Houston	TX	77092	713-682-1465	29.816206	-95.464062	Houston
Olive Garden		1074	1010 Old Spanish Trail		Houston	TX	77054	713-665-6373	29.691589	-95.414914	Houston
Olive Garden		1850	15525 Wallisville Road		Houston	TX	77049	281-436-1466	29.809531	-95.161448	Houston
Olive Garden		1259	12711 Gulf Freeway		Houston	TX	77034	281-922-1523	29.615713	-95.214249	Houston
Olive Garden		1047	9632 Fm 1960		Humble	TX	77338	281-446-1692	30.00429	-95.278068	Houston
Olive Garden		4427	225 Interstate 45 South		Huntsville	TX	77340	936-293-8216	30.70963	-95.565319	Other - Southwest
Olive Garden		1119	4001 W Airport Freeway		Irving	TX	75062	972-258-5191	32.837731	-97.004434	Dallas-Fort Worth
Olive Garden		4408	21220 Katy Freeway		Katy	TX	77449	281-492-1244	29.7862	-95.739401	Houston
Olive Garden		1571	2811 E. Central Texas Expwy		Killeen	TX	76543	254-699-2709	31.08696	-97.709274	Other - Southwest
Olive Garden		1624	5319 San Dario Ave		Laredo	TX	78041	956-796-0480	27.552963	-99.502931	Other - Southwest
Olive Garden		1212	2418 S Stemmons Parkway		Lewisville	TX	75067	972-315-6202	33.005885	-96.968375	Dallas-Fort Worth
Olive Garden		1332	104 W Loop 281		Longview	TX	75605	903-236-0141	32.54111	-94.747281	Other - Southwest
Olive Garden		1218	5702 Slide Road		Lubbock	TX	79414	806-791-3575	33.54181	-101.923203	Other - Southwest
Olive Garden		1761	3801 S Medford Drive		Lufkin	TX	75901	936-699-1700	31.313667	-94.71525	Other - Southwest
Olive Garden		1870	2031 N. US Highway 287		Mansfield	TX	76063	817-473-6001	32.59783	-97.14934	Dallas-Fort Worth
Olive Garden		1720	7812 N. 10th Street		McAllen	TX	78504	956-618-9886	26.27373	-98.217455	Other - Southwest
Olive Garden		1265	222 Expressway 83		McAllen	TX	78501	956-618-1188	26.189489	-98.226174	Other - Southwest
Olive Garden		1573	1700 North Central Expressway		McKinney	TX	75070	972-548-0317	33.21434	-96.636009	Dallas-Fort Worth
Olive Garden		1037	3816 Towne Crossing Blvd		Mesquite	TX	75150	972-270-1582	32.81703	-96.630258	Dallas-Fort Worth
Olive Garden		1499	2705 W. Loop 250 N.		Midland	TX	79705	432-687-4400	32.035307	-102.120509	Other - Southwest
Olive Garden		1698	1354 Ih 35 North		New Braunfels	TX	78130	830-626-8001	29.70279	-98.090771	San Antonio
Olive Garden		1039	8020 Bedford/euless Road		North Richland Hills	TX	76180	817-581-9511	32.833855	-97.207368	Dallas-Fort Worth
Olive Garden		4435	4641 E Sam Houston Parkway S		Pasadena	TX	77505	281-991-0004	29.640329	-95.158554	Houston
Olive Garden		1665	2808 Smith Ranch Road		Pearland	TX	77584	713-436-2813	29.557484	-95.386354	Houston
Olive Garden		1284	700 N Central Expressway		Plano	TX	75074	972-578-8576	33.009952	-96.706997	Dallas-Fort Worth
Olive Garden		4425	1043 E Ih-30		Rockwall	TX	75087	972-722-0425	32.90594	-96.45181	Dallas-Fort Worth
Olive Garden		4422	24221 Southwest Freeway		Rosenberg	TX	77471	281-232-7877	29.5443	-95.75044	Houston
Olive Garden		1566	100 Sundance Pkwy		Round Rock	TX	78681	512-341-8433	30.484256	-97.676388	Austin
Olive Garden		1696	4399 W. Houston Harte Expy		San Angelo	TX	76901	325-949-0427	31.442129	-100.496901	Other - Southwest
Olive Garden		1783	5439 W. Loop 1604 N		San Antonio	TX	78254	210-681-2583	29.489525	-98.708312	San Antonio
Olive Garden		1631	15814 Interstate 10 West		San Antonio	TX	78257	210-561-2795	29.592456	-98.600295	San Antonio
Olive Garden		1147	6155 NW Loop 410		San Antonio	TX	78238	210-520-7935	29.471121	-98.615258	San Antonio
Olive Garden		1862	22503 N US Hwy 281	Bldg 1	San Antonio	TX	78258	210-481-9964	29.65067	-98.45125	San Antonio
Olive Garden		1162	13730 San Pedro		San Antonio	TX	78232	210-494-3411	29.566008	-98.480574	San Antonio
Olive Garden		1799	7811 S Ih 35		San Antonio	TX	78224	210-921-2100	29.351373	-98.534853	San Antonio
Olive Garden		1077	7920 N Ih 35	Ridgmartown Ctr	San Antonio	TX	78218	210-650-5883	29.50755	-98.397349	San Antonio
Olive Garden		1728	3701 U.S. Hwy 75 North	Bldg. 3100	Sherman	TX	75090	903-892-1794	33.676286	-96.607796	Other - Southwest
Olive Garden		1503	26715 Interstate 45 N.		Spring	TX	77380	281-363-1288	30.150234	-95.449284	Houston
Olive Garden		1838	5005 Sweetwater Blvd.	City Center Three	Sugar Land	TX	77479	281-491-0478	29.587741	-95.633994	Houston
Olive Garden		1771	3625 South General Bruce Dr		Temple	TX	76504	254-774-1266	31.090335	-97.385009	Other - Southwest
Olive Garden		1677	3101 Mall Drive		Texarkana	TX	75503	903-838-7730	33.459574	-94.077286	Other - Southwest
Olive Garden		1398	10212 Emmett F. Lowry Expressway		Texas City	TX	77591	409-986-7471	29.403504	-95.024171	Houston
Olive Garden		1437	5520 S. Broadway Ave.		Tyler	TX	75703	903-509-3363	32.288455	-95.302836	Other - Southwest
Olive Garden		1694	7609 NE Zac Lentz Parkway		Victoria	TX	77904	361-578-6996	28.862212	-96.99849	Other - Southwest
Olive Garden		1222	5921 W Waco Drive		Waco	TX	76710	254-751-1667	31.514612	-97.187346	Other - Southwest
Olive Garden		1738	1302 N. Hwy 77		Waxahachie	TX	75165	972-937-9496	32.421482	-96.83929	Dallas-Fort Worth
Olive Garden		1772	315 Ih-20 East		Weatherford	TX	76086	817-599-4207	32.731178	-97.786751	Dallas-Fort Worth
Olive Garden		1877	801 East Expressway 83		Weslaco	TX	78596	956-968-2170	26.173649	-97.983631	Other - Southwest
Olive Garden		1064	3916 Kemp Boulevard		Wichita Falls	TX	76308	940-692-4714	33.871846	-98.53542	Other - Southwest
Olive Garden		1781	538 West Main Street		American Fork	UT	84003	801-763-7229	40.377269	-111.81243	Salt Lake City
Olive Garden		1206	675 N Ring Rd		Layton	UT	84041	801-546-1447	41.076037	-111.976742	Salt Lake City
Olive Garden		1632	1220 North Main Street		Logan	UT	84341	435-752-6120	41.754079	-111.833988	Other - Southwest
Olive Garden		1190	6305 South State St	Fashion Place Mall	Murray	UT	84107	801-269-8138	40.634229	-111.888657	Salt Lake City
Olive Garden		1292	504 W 2230 North		Provo	UT	84604	801-377-0062	40.263632	-111.667206	Salt Lake City
Olive Garden		1595	4079 Riverdale Road		Riverdale	UT	84405	801-627-7077	41.189843	-111.982927	Salt Lake City
Olive Garden		1725	1340 East 170 South St.		Saint George	UT	84790	435-656-8940	37.104742	-113.555016	Other - Southwest
Olive Garden		1306	2272 S 1300th East		Salt Lake City	UT	84106	801-486-1773	40.721522	-111.854279	Salt Lake City
Olive Garden		1399	77 W. 200 South		Salt Lake City	UT	84101	801-537-6202	40.764723	-111.89344	Salt Lake City
Olive Garden		1565	10540 South State Rd	Fashion Place Mall	Sandy	UT	84070	801-523-6148	40.559949	-111.891252	Salt Lake City
Olive Garden		1815	11364 S River Heights Drive		South Jordan	UT	84095	801-727-7880	40.544589	-111.983546	Salt Lake City
Olive Garden		1801	3515 Constitution Blvd		West Valley	UT	84119	801-955-1034	40.696259	-111.957429	Salt Lake City
Olive Garden		4419	3102 Lee Highway		Bristol	VA	24202	276-466-0518	36.632748	-82.125374	Other - Southeast
Olive Garden		1297	4117 Chesapeake Square Blvd		Chesapeake	VA	23321	757-465-2139	36.824676	-76.410278	Other - Southeast
Olive Garden		1198	1631 Ring Road		Chesapeake	VA	23320	757-424-4758	36.776563	-76.229337	Other - Southeast
Olive Garden		1746	2590 North Franklin Street	Unit 106	Christiansburg	VA	24073	540-381-3240	37.16595	-80.423818	Other - Southeast
Olive Garden		1732	600 Southpark Blvd		Colonial Heights	VA	23834	804-520-7250	37.244642	-77.391109	Richmond
Olive Garden		1876	120 Collins Drive		Danville	VA	24540	434-799-3980	36.59581	-79.424124	Other - Southeast
Olive Garden		1462	12980 Fair Lakes Ctr		Fairfax	VA	22033	703-631-4840	38.858691	-77.391189	DC
Olive Garden		1262	3548-52 S Jefferson Street		Falls Church	VA	22041	703-671-7507	38.846973	-77.118949	DC
Olive Garden		1542	2811 Plank Road		Fredericksburg	VA	22401	540-548-0812	38.297592	-77.508794	DC

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Olive Garden		1485	1049 W. Mercury Blvd		Hampton	VA	23666	757-825-8874	37.042329	-76.38254	Other - Southeast
Olive Garden		1615	4038 Wards Road		Lynchburg	VA	24502	434-237-4395	37.344869	-79.189178	Other - Southeast
Olive Garden		1367	7501 Broken Branch Lane		Manassas	VA	20109	703-369-3635	38.7913	-77.5148	DC
Olive Garden		1601	12560 Jefferson Ave		Newport News	VA	23602	757-833-7503	37.130938	-76.513275	Other - Southeast
Olive Garden		1161	5920 East Va Beach Blvd	Suite 100	Norfolk	VA	23502	757-455-5875	36.855884	-76.202754	Other - Southeast
Olive Garden		1896	11829 W Broad St		Richmond	VA	23233	804-360-9235	37.65311	-77.622	Richmond
Olive Garden		1240	9750 Midlothian Turnpike		Richmond	VA	23235	804-330-7391	37.503767	-77.575352	Richmond
Olive Garden		1230	7113 West Broad Street		Richmond	VA	23294	804-672-6220	37.61203	-77.520795	Richmond
Olive Garden		1827	4467 S Laburnum Ave		Richmond	VA	23231	804-226-0973	37.526226	-77.354149	Richmond
Olive Garden		1288	1925 Valley View Blvd NW		Roanoke	VA	24012	540-362-0417	37.307508	-79.964775	Other - Southeast
Olive Garden		1557	45970 Waterview Plaza		Sterling	VA	20166	571-434-0713	39.033242	-77.410246	DC
Olive Garden		1361	8133 Leesburg Pike		Vienna	VA	22182	703-893-3175	38.915389	-77.227165	DC
Olive Garden		1185	683 Lynnhaven Parkway		Virginia Beach	VA	23452	757-486-8234	36.822059	-76.067606	Other - Southeast
Olive Garden		1515	2150 Richmond Rd.		Williamsburg	VA	23185	757-259-9170	37.300063	-76.728446	Other - Southeast
Olive Garden		1669	2590 S. Pleasant Valley Road		Winchester	VA	22601	540-662-6160	39.153541	-78.175314	Other - Southeast
Olive Garden		1287	14405 Gideon Drive		Woodbridge	VA	22192	703-491-3131	38.638601	-77.297028	DC
Olive Garden		1520	1025 Shelburne Rd		South Burlington	VT	05403	802-863-4907	44.440644	-73.210515	Other - New England
Olive Garden		1487	4276 Guide Meridian		Bellingham	WA	98226	360-733-6286	48.795502	-122.485185	Other - West
Olive Garden		1691	1809 Marketplace Drive		Burlington	WA	98233	360-757-0480	48.451471	-122.338349	Other - West
Olive Garden		1835	615 Valley Mall Parkway		East Wenatchee	WA	98802	509-886-0281	47.413085	-120.291153	Other - West
Olive Garden		1258	1321 SE Everett Mall Way		Everett	WA	98208	425-347-9857	47.912909	-122.214832	Seattle
Olive Garden		1449	35030 Enchanted Pkwy		Federal Way	WA	98003	253-815-1375	47.287822	-122.31304	Seattle
Olive Garden		1555	1420 N Louisiana Ave		Kennewick	WA	99336	509-374-3500	46.226512	-119.23212	Other - West
Olive Garden		1318	11325 NE 124th Street		Kirkland	WA	98034	425-820-7740	47.710892	-122.189572	Seattle
Olive Garden		1209	4221 196th Street, SW		Lynnwood	WA	98036	425-670-2977	47.821379	-122.290554	Seattle
Olive Garden		1448	2400 Capital Mall Dr S.W.		Olympia	WA	98502	360-754-6717	47.040249	-122.932095	Seattle
Olive Garden		1596	3803 9th Street		Puyallup	WA	98373	253-435-7446	47.156416	-122.302932	Seattle
Olive Garden		1377	3204 NW Randall Way		Silverdale	WA	98383	360-613-0207	47.659694	-122.693792	Seattle
Olive Garden		1216	221 N Wall Street		Spokane	WA	99201	509-624-1853	47.659936	-117.422265	Other - West
Olive Garden		1851	9780 N Newport Highway		Spokane	WA	99218	509-466-1230	47.748896	-117.401636	Other - West
Olive Garden		1138	1921 S 72nd Street		Tacoma	WA	98408	253-475-1772	47.193519	-122.461404	Seattle
Olive Garden		1584	310 Strander Blvd		Tukwila	WA	98188	206-241-4899	47.456272	-122.25764	Seattle
Olive Garden		1867	10326 Quil Ceda Blvd		Tulalip	WA	98271	360-653-5322	48.090033	-122.186143	Seattle
Olive Garden		1780	16405 SE Mill Plain Blvd		Vancouver	WA	98683	360-256-4051	45.614806	-122.50378	Portland
Olive Garden		1131	8101 NE Parkway Dr		Vancouver	WA	98662	360-256-8174	45.655577	-122.58922	Portland
Olive Garden		1352	222 Yakima Avenue		Yakima	WA	98901	509-457-0485	46.602587	-120.503288	Other - West
Olive Garden		1387	1275 N. Casaloma		Appleton	WI	54913	920-954-8005	44.272449	-88.476983	Other - Midwest
Olive Garden		1237	18180 Blue Mound Road		Brookfield	WI	53045	262-821-0300	43.037437	-88.139047	Other - Midwest
Olive Garden		1476	4920 Golf Rd.		Eau Claire	WI	54701	715-838-0707	44.776142	-91.437717	Other - Midwest
Olive Garden		1346	2819 Oneida Street		Green Bay	WI	54304	920-496-7974	44.474111	-88.074504	Other - Midwest
Olive Garden		1226	4760 S 76th Street		Greenfield	WI	53220	414-281-9595	42.957796	-88.007712	Other - Midwest
Olive Garden		1439	2813 Humes Rd.		Janesville	WI	53545	608-758-2848	42.718315	-88.986503	Other - Midwest
Olive Garden		1316	7017 Mineral Point Road		Madison	WI	53717	608-829-1158	43.060242	-89.504517	Other - Midwest
Olive Garden		1300	4320 East Town Boulevard		Madison	WI	53704	608-249-0340	43.126301	-89.309353	Other - Midwest
Olive Garden		1443	8531 Brown Deer Rd.		Milwaukee	WI	53224	414-354-4042	43.177417	-88.016888	Other - Midwest
Olive Garden		1492	9413 State Rd 16		Onalaska	WI	54650	608-783-0090	43.872244	-91.190911	Other - Midwest
Olive Garden		4423	1190 S Koeller St		Oshkosh	WI	54902	920-231-4553	44.008152	-88.581244	Other - Midwest
Olive Garden		1845	10110 77th Street		Pleasant Prairie	WI	53158	262-697-8233	42.56641	-87.93094	Other - Midwest
Olive Garden		1371	6000 Durand Avenue	Suite R01	Racine	WI	53406	262-554-6884	42.697928	-87.853412	Other - Midwest
Olive Garden		1864	3650 Rib Mountain Drive		Wausau	WI	54401	715-355-5276	44.923901	-89.653697	Other - Midwest
Olive Garden		1490	12 Mall Rd.	Huntington Mall	Barboursville	WV	25504	304-733-6481	38.420217	-82.263352	Other - Middle Atlantic
Olive Garden		4418	4289 Robert C. Byrd Drive		Beckley	WV	25801	304-252-7536	37.81479	-81.18671	Other - Middle Atlantic
Olive Garden		1620	111 Cross Terrace Blvd		Charleston	WV	25309	304-746-3944	38.3175	-81.717521	Other - Middle Atlantic
Olive Garden		4440	891 Foxcroft Avenue		Martinsburg	WV	25401	304-260-1080	39.449073	-77.988353	Other - Middle Atlantic
Olive Garden		1681	1000 University Town Centre Drive		Morgantown	WV	26501	304-599-8611	39.65523	-80.004665	Other - Middle Atlantic
Olive Garden		1254	109 Grand Central Avenue		Parkersburg	WV	26101	304-485-0096	39.299261	-81.548735	Other - Middle Atlantic
Olive Garden		1755	510 Cabela Drive		Triadelphia	WV	26059	304-547-1394	40.055151	-80.60155	Other - Midwest
Olive Garden		1828	5070 East 2nd Street		Casper	WY	82609	307-234-6105	42.84802	-106.25469	Other - Midwest
Olive Garden		1716	1536 Dell Range Blvd		Cheyenne	WY	82009	307-632-2411	41.16066	-104.80516	Other - Midwest
Red Lobster		0539	1805 Opelika Hwy		Auburn	AL	36830	334-821-4474	32.626841	-85.44322	Other - Southeast
Red Lobster		6376	3525 Roosevelt Blvd		Birmingham	AL	35235	205-661-1899	33.605695	-86.635552	Other - Southeast
Red Lobster		0679	2027 Beltline Road S.W.		Decatur	AL	35601	256-306-0092	34.577786	-87.019778	Other - Southeast
Red Lobster		0271	3116 Montgomery Highway		Dothan	AL	36303	334-793-6262	31.252124	-85.4271	Other - Southeast
Red Lobster		0474	243 Cox Creek Parkway		Florence	AL	35630	256-764-3766	34.834093	-87.630136	Other - Southeast
Red Lobster		0292	1725 Rainbow Dr.		Gadsden	AL	35901	256-543-2086	33.980538	-86.007628	Other - Southeast
Red Lobster		0159	1818 University Drive N.W.		Huntsville	AL	35801	256-533-2880	34.741256	-86.599212	Other - Southeast
Red Lobster		0040	3941 Airport Blvd.	Festival Center	Mobile	AL	36608	251-342-1660	30.67551	-88.146059	Other - Southeast
Red Lobster		0387	300 Eastdale Circle		Montgomery	AL	36117	334-277-0780	32.38266	-86.207504	Other - Southeast
Red Lobster		0559	515 Quintard Drive		Oxford	AL	36203	256-835-2013	33.616743	-85.82708	Other - Southeast
Red Lobster		0298	2620 McFarland Blvd. E		Tuscaloosa	AL	35405	205-553-8810	33.185058	-87.526679	Other - Southeast
Red Lobster		0046	1030 Montgomery Highway-S.		Vestavia Hills	AL	35216	205-822-7240	33.438595	-86.789863	Other - Southeast
Red Lobster		0402	3885 N Shiloh Drive		Fayetteville	AR	72703	479-442-2317	36.122274	-94.145854	Other - Southeast
Red Lobster		6225	7401 Rogers Ave.		Fort Smith	AR	72903	479-452-9243	35.353101	-94.350365	Other - Southeast
Red Lobster		0697	4500 Central Avenue		Hot Springs	AR	71913	501-525-7613	34.451361	-93.07889	Other - Southeast
Red Lobster		6371	2642 Stadium Blvd		Jonesboro	AR	72401	870-932-1829	35.81089	-90.66863	Other - Southeast
Red Lobster		0202	8407 W. Markham Street		Little Rock	AR	72205	501-224-0940	34.75273	-92.367337	Other - Southeast
Red Lobster		0319	3707 McCain Blvd		North Little Rock	AR	72116	501-753-4000	34.792929	-92.230131	Other - Southeast
Red Lobster		0728	3000 Pines Mall Drive	The Pines Mall	Pine Bluff	AR	71601	870-535-5036	34.208389	-91.970512	Other - Southeast
Red Lobster		6346	1710 S 46th Street		Rogers	AR	72758	479-636-1648	36.316335	-94.183696	Other - Southeast
Red Lobster		6230	7240 West Ray Rd		Chandler	AZ	85226	480-783-9060	33.320567	-111.967799	Phoenix
Red Lobster		0845	2500 S. Beulah Blvd.		Flagstaff	AZ	86001	928-556-9604	35.176798	-111.662342	Other - West
Red Lobster		6320	3845 S. Gilbert Road		Gilbert	AZ	85296	480-726-7199	33.280252	-111.789066	Phoenix
Red Lobster		6342	15311 W McDowell Road		Goodyear	AZ	85395	623-935-9731	33.464051	-112.388458	Phoenix
Red Lobster		6219	1403 S Alma School Rd		Mesa	AZ	85210	480-610-8701	33.387827	-111.856679	Phoenix
Red Lobster		0667	6149 E Southern Ave		Mesa	AZ	85206	480-830-6877	33.393434	-111.698361	Phoenix
Red Lobster		6350	11695 N Oracle Road		Oro Valley	AZ	85737	520-544-7887	32.41852	-110.938092	Tucson
Red Lobster		0867	7921 West Bell Rd.		Peoria	AZ	85382	623-487-1570	33.637705	-112.229497	Phoenix
Red Lobster		6218	2810 North 75th Ave.		Phoenix	AZ	85035	623-245-3020	33.47877	-112.221368	Phoenix
Red Lobster		6223	10220 N 28th Drive		Phoenix	AZ	85051	602-943-1163	33.579064	-112.122275	Phoenix
Red Lobster		0623	1821 E State Route 69		Prescott	AZ	86301	928-778-2717	34.54955	-112.43523	Other - West
Red Lobster		0354	4802 E Cactus Road		Scottsdale	AZ	85254	602-996-5470	33.598267	-111.977492	Phoenix
Red Lobster		0846	3360 N Scottsdale Road		Scottsdale	AZ	85251	480-675-9733	33.48696	-111.926823	Phoenix
Red Lobster		6288	13709 West Bell Road		Surprise	AZ	85374	623-556-8161	33.638253	-112.35086	Phoenix
Red Lobster		0369	5061 North Oracle Road		Tucson	AZ	85704	520-293-9174	32.298001	-110.979231	Tucson
Red Lobster		6354	5315 South Calle Santa Cruz		Tucson	AZ	85706	520-889-3536	32.155191	-110.987138	Tucson
Red Lobster		0869	5870 E. Broadway Blvd	Suite E-5	Tucson	AZ	85711	520-519-1002	32.221058	-110.867764	Tucson
Red Lobster		6333	1521 S. Yuma Palms Parkw:	B-161	Yuma	AZ	85365	928-329-0104	32.699756	-114.601824	Other - West
Red Lobster		6289	8180 Rosedale Highway		Bakersfield	CA	93312	661-589-9956	35.383929	-119.093109	Other - West
Red Lobster		0510	250 Brea Mall		Brea	CA	92821	714-529-0632	33.915248	-117.883369	Los Angeles
Red Lobster		0525	22800 Van Owen Ave		Canoga Park	CA	91307	818-713-9297	34.193301	-118.623884	Los Angeles
Red Lobster		0671	2010 Business Lane		Chico	CA	95928	530-893-5595	39.726249	-121.806616	Other - West
Red Lobster		6383	598 H Street		Chula Vista	CA	91910	619-585-1160	32.63079	-117.08902	San Diego
Red Lobster		0323	6231 Sunrise Blvd		Citrus Heights	CA	95610	916-726-6694	38.679538	-121.272031	Sacramento
Red Lobster		0727	1525 Travis Blvd.		Fairfield	CA	94533	707-421-8292	38.258372	-122.057634	The Bay Area
Red Lobster		0403	39401 Fremont Blvd		Fremont	CA	94538	510-657-2436	37.545117	-121.982484	The Bay Area
Red Lobster		0579	1460 E Shaw Avenue		Fresno	CA	93710	559-221-9495	36.809032	-119.761863	Other - West
Red Lobster		0518	12892 Harbor Blvd		Garden Grove	CA	92840	714-638-9500	33.775475	-117.917384	Los Angeles
Red Lobster		6327	3400 W. Century Blvd		Inglewood	CA	90303	310-677-8430	33.945161	-118.331162	Los Angeles
Red Lobster		0504	8703 Murray Drive		La Mesa	CA	91942	619-463-4449	32.775793	-117.010937	San Diego
Red Lobster		0513	17601 Castleton Street		La Puente	CA	91748	626-965-5112	33.994531	-117.919565	Los Angeles
Red Lobster		0528	4333 Candlewood		Lakewood	CA	90712	562-634-3474	33.854216	-118.141176	Los Angeles
Red Lobster		0532	503 E. Calaveras Blvd.		Milpitas	CA	95035	408-942-0781	37.433359	-121.896273	The Bay Area
Red Lobster		0335	3000 Sisk Rd		Modesto	CA	95350	209-529-3033	37.682415	-121.04939	Other - West
Red Lobster		0651	928 W. Huntington Ave.		Monrovia	CA	91016	626-301-9225	34.139667	-118.019265	Los Angeles
Red Lobster		0529	9345 Monte Vista		Montclair	CA	91763	909-621-4806	34.08419	-117.697208	Inland Empire
Red Lobster		6367	2471 Vista Way	El Camino Real	Oceanside	CA	92054	760-722-0527	33.18164	-117.33431	San Diego

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Red Lobster		6270	4413 E. Mills Circle		Ontario	CA	91764	909-481-5205	34.076872	-117.556613	Inland Empire
Red Lobster		0596	1740 East Ventura Blvd	Ste # 4130	Oxnard	CA	93036	805-981-9595	34.224638	-119.15473	Los Angeles
Red Lobster		6378	72291 Highway 111		Palm Desert	CA	92260	760-674-5890	33.72897	-116.40367	Inland Empire
Red Lobster		0577	1041 W Avenue P		Palmdale	CA	93551	661-538-9707	34.605058	-118.148765	Other - West
Red Lobster		0653	4095 Century Blvd		Pittsburg	CA	94565	925-754-6655	38.007633	-121.844	The Bay Area
Red Lobster		0555	1345 Dana Drive		Redding	CA	96003	530-222-6191	40.585187	-122.346853	Other - West
Red Lobster		0523	3700 Park Sierra		Riverside	CA	92505	951-687-2500	33.903767	-117.471695	Inland Empire
Red Lobster		0609	6440 Redwood Drive		Rohnert Park	CA	94928	707-586-3640	38.347392	-122.715018	Other - West
Red Lobster		0367	1400 Howe Avenue		Sacramento	CA	95825	916-921-6011	38.591092	-121.414933	Sacramento
Red Lobster		0617	1720 N Main Street		Salinas	CA	93906	831-443-8724	36.716187	-121.654632	Other - West
Red Lobster		0516	195 E. Hospitality Lane		San Bernardino	CA	92408	909-888-2288	34.065548	-117.283787	Inland Empire
Red Lobster		0549	1210 El Camino Real		San Bruno	CA	94066	650-583-3244	37.638751	-122.421936	The Bay Area
Red Lobster		0520	8330 Mira Mesa Blvd		San Diego	CA	92126	858-549-3557	32.913153	-117.144679	San Diego
Red Lobster		0519	3780 Sports Arena		San Diego	CA	92110	619-226-1057	32.754887	-117.216752	San Diego
Red Lobster		0383	2040 Aborn Road		San Jose	CA	95121	408-274-2400	37.311066	-121.807636	The Bay Area
Red Lobster		0382	5343 Almaden Expressway		San Jose	CA	95118	408-266-9275	37.252411	-121.87603	The Bay Area
Red Lobster		0718	1525 S. Bradley Road		Santa Maria	CA	93454	805-925-5800	34.933169	-120.418656	Other - West
Red Lobster		0381	2283 W. March Lane		Stockton	CA	95207	209-473-2420	37.986127	-121.334486	Other - West
Red Lobster		6313	41649 Margarita Rd		Temecula	CA	92591	951-491-0933	33.52035	-117.152718	Inland Empire
Red Lobster		6380	156 W Hillcrest Drive		Thousand Oaks	CA	91360	805-497-7729	34.18144	-118.88284	Los Angeles
Red Lobster		0512	21233 Hawthorne Blvd		Torrance	CA	90503	310-316-3133	33.836159	-118.356513	Los Angeles
Red Lobster		0511	27524 The Old Road		Valencia	CA	91355	661-257-8900	34.421324	-118.583112	Los Angeles
Red Lobster		0693	1180 Admiral Callaghan Lane		Vallejo	CA	94591	707-644-0167	38.13518	-122.214859	The Bay Area
Red Lobster		0608	12180 Amargosa Road		Victorville	CA	92392	760-241-1650	34.472162	-117.346139	Other - West
Red Lobster		0710	1545 S. Mooney Blvd.		Visalia	CA	93277	559-738-8527	36.316639	-119.314468	Other - West
Red Lobster		0118	10854 East Alameda Avenue		Aurora	CO	80012	303-343-6161	39.710608	-104.862065	Denver
Red Lobster		6334	6139 S. Southlands Parkway		Aurora	CO	80016	720-870-4117	39.604788	-104.711699	Denver
Red Lobster		0364	4925 N Academy Blvd		Colorado Springs	CO	80918	719-594-9494	38.902714	-104.769649	Other - West
Red Lobster		6355	3510 New Center Point		Colorado Springs	CO	80922	719-596-9057	38.882243	-104.71891	Other - West
Red Lobster		6335	8268 E Northfield Blvd		Denver	CO	80238	303-307-9955	39.779352	-104.892937	Denver
Red Lobster		0393	3301 S. College Ave.		Fort Collins	CO	80525	970-223-3952	40.541952	-105.077665	Other - West
Red Lobster		0685	575 24 1/2 Road		Grand Junction	CO	81505	970-242-2050	39.088316	-108.599584	Other - West
Red Lobster		0484	2885 23rd Ave		Greeley	CO	80631	970-330-6200	40.391199	-104.716584	Other - West
Red Lobster		6331	810 S. Wadsworth Blvd		Lakewood	CO	80226	303-936-5882	39.703335	-105.080897	Denver
Red Lobster		0446	5656 S. Wadsworth Blvd.		Littleton	CO	80123	303-978-1416	39.613701	-105.090326	Denver
Red Lobster		6215	9067 East Westview Rd		Lone Tree	CO	80124	303-858-0885	39.565506	-104.883714	Denver
Red Lobster		6235	2177 Ken Pratt Blvd.		Longmont	CO	80501	303-485-9898	40.142348	-105.129068	Denver
Red Lobster		0328	1350 West 104th Ave.		Northglenn	CO	80234	303-457-9298	39.884511	-105.003169	Denver
Red Lobster		0482	3306 N Elizabeth Street		Pueblo	CO	81008	719-544-1000	38.304234	-104.614067	Other - West
Red Lobster		0119	4455 Wadsworth Blvd		Wheat Ridge	CO	80033	303-420-4210	39.77769	-105.082058	Denver
Red Lobster		0865	4485 Main Street		Bridgeport	CT	06606	203-371-4848	41.220564	-73.217485	Fairfield County
Red Lobster		0792	34 Backus Avenue		Danbury	CT	06810	203-730-1104	41.374869	-73.486014	Hartford
Red Lobster		6347	320 Universal Drive North		North Haven	CT	06473	203-234-8917	41.353835	-72.872714	Fairfield County
Red Lobster		0636	1324 Silas Deane Highway		Wethersfield	CT	06109	860-257-1115	41.668529	-72.654072	Hartford
Red Lobster		0552	271 N Dupont Highway		Dover	DE	19901	302-734-9122	39.171021	-75.518289	Other - Middle Atlantic
Red Lobster		6319	1249 New Churchman's Rd		Newark	DE	19713	302-456-1792	39.690237	-75.661123	Philadelphia
Red Lobster		0496	309 Rocky Run Parkway		Talleyville	DE	19803	302-479-5582	39.819559	-75.549476	Philadelphia
Red Lobster		6222	340 West SR 436		Altamonte Springs	FL	32714	407-682-3636	28.661269	-81.395488	Orlando
Red Lobster		6329	700 N Congress Ave		Boynton Beach	FL	33426	561-752-8025	26.5322	-80.0901	West Palm Beach
Red Lobster		0027	5711 14th Street West		Bradenton	FL	34207	941-756-1814	27.440017	-82.574963	Tampa-St. Petersburg
Red Lobster		0425	2604 West Brandon Blvd		Brandon	FL	33511	813-654-0010	27.940883	-82.325425	Tampa-St. Petersburg
Red Lobster		0348	26320 U.S. 19th North		Clearwater	FL	33761	727-799-3816	28.011788	-82.734928	Tampa-St. Petersburg
Red Lobster		6340	2475 Highway 27 South		Clermont	FL	34711	352-243-4620	28.53723	-81.73667	Orlando
Red Lobster		0332	2000 University Dr		Coral Springs	FL	33071	954-752-6131	26.256115	-80.252413	Ft. Lauderdale/Miami
Red Lobster		0071	2625 West International Speedway		Daytona	FL	32114	386-255-7596	29.17566	-81.081753	East Central Coast, FL
Red Lobster		0412	3162 S Atlantic Ave.		Daytona Beach	FL	32118	386-756-1550	29.160712	-80.975178	East Central Coast, FL
Red Lobster		0029	5950 N Federal Hwy		Fort Lauderdale	FL	33308	954-491-3030	26.20169	-80.108687	Ft. Lauderdale/Miami
Red Lobster		0079	3801 Cleveland Ave		Fort Myers	FL	33901	239-936-8216	26.607003	-81.871419	Fort Myers/Cape Coral/Naples
Red Lobster		0730	6401 Darter Court		Fort Pierce	FL	34945	772-461-4336	27.414328	-80.390619	East Central Coast, FL
Red Lobster		0458	326 Miracle Strip Pkwy S.W.		Fort Walton Beach	FL	32548	850-664-2700	30.405559	-86.634881	Other - Southeast
Red Lobster		0861	6910 W. Newberry Road		Gainesville	FL	32605	352-331-2670	29.660533	-82.416861	Other - Southeast
Red Lobster		0246	1750 West 49th Street		Hialeah	FL	33012	305-557-3088	25.866103	-80.318395	Ft. Lauderdale/Miami
Red Lobster		6285	2900 Oakwood Blvd.		Hollywood	FL	33020	954-924-1550	26.03781	-80.162905	Ft. Lauderdale/Miami
Red Lobster		6359	2301 NE 8th Street		Homestead	FL	33033	786-243-9650	25.478162	-80.443664	Ft. Lauderdale/Miami
Red Lobster		6343	13090 City Station Drive		Jacksonville	FL	32218	904-696-2061	30.47528	-81.64402	Jacksonville
Red Lobster		6292	416 Commerce Center Drive	Regency	Jacksonville	FL	32225	904-727-7460	30.32982	-81.550976	Jacksonville
Red Lobster		0385	8720 Baymeadows		Jacksonville	FL	32256	904-731-3600	30.220267	-81.577615	Jacksonville
Red Lobster		0461	3544 NW Federal Hwy		Jensen Beach	FL	34957	772-692-3277	27.244492	-80.27262	East Central Coast, FL
Red Lobster		6263	7780 W. Irlo Bronson Memorial Hwy		Kissimmee	FL	34747	321-677-0191	28.339203	-81.597258	Orlando
Red Lobster		0435	5690 Irlo Bronson Memorial Hwy		Kissimmee	FL	34746	407-396-6997	28.3321	-81.513111	Orlando
Red Lobster		0083	4010 West Vine Street		Kissimmee	FL	34741	407-846-3513	28.303885	-81.443035	Orlando
Red Lobster		0769	2847 W. US Highway 90		Lake City	FL	32055	386-758-0044	30.180347	-82.678931	Other - Southeast
Red Lobster		0345	6638 Lake Worth Road		Lake Worth	FL	33467	561-433-1434	26.617129	-80.149298	West Palm Beach
Red Lobster		6208	3706 North Road 98		Lakeland	FL	33809	863-815-0774	28.089431	-81.974458	Tampa-St. Petersburg
Red Lobster		0454	10500 E Ulmerton Road		Largo	FL	33771	727-581-5272	27.894048	-82.782462	Tampa-St. Petersburg
Red Lobster		0480	10010 US Highway 441		Leesburg	FL	34788	352-728-2400	28.82365	-81.790658	Orlando
Red Lobster		6205	2355 W. New Haven Ave.		Melbourne	FL	32904	321-676-5111	28.078153	-80.660889	East Central Coast, FL
Red Lobster		0075	215 E Merritt Island Causeway		Merritt Island	FL	32952	321-453-3520	28.356564	-80.695781	East Central Coast, FL
Red Lobster		6282	1695 NW 87th Ave		Miami	FL	33172	305-392-5552	25.789398	-80.336297	Ft. Lauderdale/Miami
Red Lobster		6373	11550 SW 88th St		Miami	FL	33176	305-273-0625	25.685835	-80.383414	Ft. Lauderdale/Miami
Red Lobster		0797	8705 SW 136th Street		Miami	FL	33176	305-233-8994	25.645269	-80.334322	Ft. Lauderdale/Miami
Red Lobster		0444	2355 N US 41		Naples	FL	34103	239-434-6116	26.176493	-81.800272	Fort Myers/Cape Coral/Naples
Red Lobster		0464	13300 Biscayne Blvd.		North Miami	FL	33181	305-895-6095	25.898081	-80.161721	Ft. Lauderdale/Miami
Red Lobster		0352	3393 SW College Road		Ocala	FL	34474	352-237-1291	29.156929	-82.178981	Other - Southeast
Red Lobster		0257	32 Blanding Blvd		Orange Park	FL	32073	904-272-6357	30.187926	-81.740129	Jacksonville
Red Lobster		0885	7373 W Colonial Drive		Orlando	FL	32818	407-295-2791	28.55267	-81.480361	Orlando
Red Lobster		0452	12557 State Road 535		Orlando	FL	32836	407-827-1045	28.380935	-81.503102	Orlando
Red Lobster		0108	5936 International Drive	Suite 1000	Orlando	FL	32819	407-351-9313	28.461685	-81.46158	Orlando
Red Lobster		6303	9892 International Drive	Unit 400	Orlando	FL	32819	407-363-0399	28.424529	-81.461533	Orlando
Red Lobster		0838	8003 Golden Sky Lane		Orlando	FL	32809	407-438-6627	28.450049	-81.393282	Orlando
Red Lobster		0899	3552 E. Colonial Drive		Orlando	FL	32803	407-896-3657	28.552975	-81.33997	Orlando
Red Lobster		6246	617 N. Alafaya Trail		Orlando	FL	32828	407-249-4141	28.554509	-81.205624	Orlando
Red Lobster		5803	5294 E Highway 100		Palm Coast	FL	32164	386-586-1023	29.47621	-81.21301	East Central Coast, FL
Red Lobster		6315	910 East 23rd Street		Panama City	FL	32405	850-785-5566	30.188812	-85.64546	Other - Southeast
Red Lobster		0424	296 N University Drive		Pembroke Pines	FL	33024	954-432-8500	26.01143	-80.248728	Ft. Lauderdale/Miami
Red Lobster		0039	5110 N 9th Ave	Cordova Mall	Pensacola	FL	32504	850-477-7667	30.475715	-87.210282	Other - Southeast
Red Lobster		0447	803 S. University Drive		Plantation	FL	33324	954-424-0406	26.11321	-80.251451	Ft. Lauderdale/Miami
Red Lobster		0479	1331 Tamiami Trail		Port Charlotte	FL	33948	941-625-7745	27.011825	-82.146585	Fort Myers/Cape Coral/Naples
Red Lobster		6220	8909 US Highway 19		Port Richey	FL	34668	727-859-9600	28.28686	-82.714174	Tampa-St. Petersburg
Red Lobster		0680	100 State Road 312 W		Saint Augustine	FL	32086	904-823-3375	29.867367	-81.32394	Jacksonville
Red Lobster		0019	6151 34th Street		Saint Petersburg	FL	33714	727-527-7302	27.827823	-82.679211	Tampa-St. Petersburg
Red Lobster		0848	20 Towne Center Circle		Sanford	FL	32771	407-320-0888	28.807221	-81.335666	Orlando
Red Lobster		0024	6747 S Tamiami Trail		Sarasota	FL	34231	941-924-1297	27.257417	-82.519059	Tampa-St. Petersburg
Red Lobster		0611	721 US 27 North		Sebring	FL	33870	863-382-2200	27.489785	-81.484032	Other - Southeast
Red Lobster		0696	2328 Commercial Way		Spring Hill	FL	34606	352-686-5207	28.466152	-82.621411	Tampa-St. Petersburg
Red Lobster		0017	2583 North Monroe St		Tallahassee	FL	32303	850-385-1136	30.476362	-84.296381	Other - Southeast
Red Lobster		0330	11601 N. Dale Mabry		Tampa	FL	33618	813-962-8187	28.054484	-82.503252	Tampa-St. Petersburg
Red Lobster		0028	2625 East Busch Blvd.		Tampa	FL	33612	813-933-4093	28.032137	-82.429316	Tampa-St. Petersburg
Red Lobster		6249	17021 Palm Pointe Drive		Tampa	FL	33647	813-866-0052	28.117557	-82.379959	Tampa-St. Petersburg
Red Lobster		6345	3830 Wedgewood Drive		The Villages	FL	32162	352-751-1482	28.927985	-82.024132	Other - Southeast
Red Lobster		0033	2201 Palm Beach Lakes Blvd.		West Palm Beach	FL	33409	561-686-6237	26.711779	-80.096772	West Palm Beach
Red Lobster		6207	230 Cypress Garden Blvd.		Winter Haven	FL	33880	863-294-8844	28.003523	-81.725042	Other - Southeast
Red Lobster		0034	2403 N. Slappey Blvd.		Albany	GA	31701	229-439-8857	31.609563	-84.17628	Other - Southeast
Red Lobster		0036	1956 W. Broad Street		Athens	GA	30606	706-549-5376	33.951873	-83.403052	Other - Southeast
Red Lobster		6296	3360 Camp Creek Parkway		Atlanta	GA	30344	404-494-9170	33.657053	-84.499993	Atlanta
Red Lobster		0290	2847 Washington Road		Augusta	GA	30909	706-737-4314	33.511517	-82.035536	Other - Southeast

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Red Lobster		0174	440 Walton Way		Augusta	GA	30901	706-724-1438	33.465149	-81.961314	Other - Southeast
Red Lobster		6250	1805 East-West Connector S.W.		Austell	GA	30106	770-745-7111	33.853563	-84.605468	Atlanta
Red Lobster		5809	600 Glynn Isles		Brunswick	GA	31525	912-466-8778	31.202708	-81.482303	Other - Southeast
Red Lobster		6233	3230 Buford Drive		Buford	GA	30519	678-482-1777	34.065028	-83.990079	Atlanta
Red Lobster		6229	1405 Riverstone Parkway		Canton	GA	30114	770-345-8311	34.249962	-84.477093	Atlanta
Red Lobster		0889	375 Cherokee Place		Cartersville	GA	30121	770-383-9888	34.172678	-84.782083	Atlanta
Red Lobster		0035	1425 13th Street		Columbus	GA	31901	706-324-7101	32.471537	-84.971098	Other - Southeast
Red Lobster		6325	5555 Whittlesey Blvd		Columbus	GA	31909	706-321-0110	32.544401	-84.948228	Other - Southeast
Red Lobster		6238	1560 Dogwood Drive		Conyers	GA	30013	770-922-5111	33.647906	-83.994277	Atlanta
Red Lobster		0782	901 W. Bridge Rd		Dalton	GA	30720	706-279-3601	34.759885	-85.003491	Other - Southeast
Red Lobster		0049	2522 Candler Rd		Decatur	GA	30032	404-243-4121	33.71644	-84.273561	Atlanta
Red Lobster		0498	3100 Bill Arp Road		Douglasville	GA	30135	770-949-8996	33.720136	-84.76362	Atlanta
Red Lobster		0665	2105 Veterans Blvd		Dublin	GA	31021	478-275-9510	32.542188	-82.954424	Other - Southeast
Red Lobster		0397	2055 Pleasant Hill Road		Duluth	GA	30096	770-476-8376	33.955505	-84.132797	Atlanta
Red Lobster		0612	1707 Browns Bridge Road		Gainesville	GA	30501	770-536-5222	34.284369	-83.844655	Atlanta
Red Lobster		0055	6550 Tara Blvd		Jonesboro	GA	30236	770-968-8910	33.575636	-84.371308	Atlanta
Red Lobster		0433	2626 George Busbee Pkwy	Suite 7	Kennesaw	GA	30144	770-425-2524	34.014832	-84.566817	Atlanta
Red Lobster		0048	2077 Riverside Drive		Macon	GA	31204	478-746-3263	32.857617	-83.644794	Other - Southeast
Red Lobster		6302	1846 Jonesboro Road		McDonough	GA	30253	770-898-2980	33.464913	-84.216381	Atlanta
Red Lobster		0895	990 Bullsboro Drive		Newnan	GA	30265	770-252-4111	33.397441	-84.745557	Atlanta
Red Lobster		0874	1359 Sam Nunn Blvd.		Perry	GA	31069	478-988-8612	32.46695	-83.739833	Other - Southeast
Red Lobster		0273	700 Shorter Ave NW		Rome	GA	30165	706-234-0581	34.2662	-85.201539	Other - Southeast
Red Lobster		0331	1050 Holcomb Bridge Rd		Roswell	GA	30076	770-998-8573	34.02459	-84.329465	Atlanta
Red Lobster		0173	11 W Montgomery Cross Roads		Savannah	GA	31406	912-927-1450	31.998179	-81.123256	Other - Southeast
Red Lobster		0392	2579 Cobb Parkway		Smyrna	GA	30080	770-952-5736	33.889831	-84.474353	Atlanta
Red Lobster		0607	4001 Highway 78 W		Snellville	GA	30078	770-985-9336	33.838601	-84.069049	Atlanta
Red Lobster		5812	254 Liberty Street		Thomasville	GA	31757	229-225-1915	30.838698	-83.943322	Other - Southeast
Red Lobster		0739	101 S. Virginia Ave.		Tifton	GA	31794	229-386-2011	31.456944	-83.52671	Other - Southeast
Red Lobster		0091	3937 Lavista Road		Tucker	GA	30084	770-934-2645	33.844654	-84.255628	Atlanta
Red Lobster		0595	1179 N Saint Augustine Road		Valdosta	GA	31601	229-244-7587	30.840549	-83.320764	Other - Southeast
Red Lobster		5815	2497 Memorial Drive		Waycross	GA	31503	912-285-4744	31.194922	-82.319949	Other - Southeast
Red Lobster		0672	1765 Ala Moana Blvd		Honolulu	HI	96815	808-955-5656	21.285507	-157.839178	Other - West
Red Lobster		0747	1100 Buckeye Ave.		Ames	IA	50010	515-232-2922	42.013072	-93.610906	Other - Midwest
Red Lobster		0870	163 Collins Rd NE		Cedar Rapids	IA	52402	319-395-0450	42.027264	-91.628711	Other - Midwest
Red Lobster		6258	2671 2nd Street		Coralville	IA	52241	319-338-6400	41.688758	-91.607429	Other - Midwest
Red Lobster		0779	3040 Dial Drive		Council Bluffs	IA	51501	712-366-5911	41.229767	-95.85016	Other - Midwest
Red Lobster		0133	3420 East Kimberly Road		Davenport	IA	52807	563-359-7185	41.551191	-90.522832	Other - Midwest
Red Lobster		0547	4290 Sergeant Road		Sioux City	IA	51106	712-274-1023	42.448851	-96.353714	Other - Midwest
Red Lobster		6267	941 East San Marnan		Waterloo	IA	50702	319-234-0288	42.458201	-92.337431	Other - Midwest
Red Lobster		0796	3838 Westown Parkway		West Des Moines	IA	50266	515-226-2150	41.594949	-93.756371	Other - Midwest
Red Lobster		6259	550 N Milwaukee Street	Suite #140	Boise	ID	83704	208-672-1188	43.609629	-116.284325	Other - West
Red Lobster		0834	212 Neider Ave.		Coeur D'Alene	ID	83815	208-667-3369	47.70679	-116.790828	Other - West
Red Lobster		0847	2115 Thain Grade		Lewiston	ID	83501	208-746-9096	46.400071	-117.000531	Other - West
Red Lobster		0713	4105 Yellowstone Hwy.		Pocatello	ID	83202	208-238-7700	42.907799	-112.466729	Other - West
Red Lobster		0380	170 Homer M Adams Parkway		Alton	IL	62002	618-465-6554	38.921113	-90.173422	St. Louis
Red Lobster		6234	1036 N Route 59		Aurora	IL	60504	630-898-5782	41.774124	-88.206402	Chicago
Red Lobster		0322	391 West Army Trail Road		Bloomingdale	IL	60108	630-529-0097	41.939933	-88.115593	Chicago
Red Lobster		0130	714 Eldorado Road		Bloomington	IL	61704	309-663-9405	40.471759	-88.951818	Other - Midwest
Red Lobster		6253	209 South Weber Road		Bolingbrook	IL	60490	630-679-9192	41.693239	-88.123269	Chicago
Red Lobster		0494	1604 N State Road Route 50		Bradley	IL	60915	815-932-0090	41.174248	-87.850639	Other - Midwest
Red Lobster		6226	1901 N. Prospect Ave.		Champaign	IL	61822	217-355-2577	40.138427	-88.258566	Other - Midwest
Red Lobster		0277	5201 S. Pulaski Road		Chicago	IL	60632	773-284-7000	41.798357	-87.72264	Chicago
Red Lobster		0556	3217 Vermillion Street		Danville	IL	61832	217-431-8484	40.176383	-87.629445	Other - Midwest
Red Lobster		0492	3001 Finley Road		Downers Grove	IL	60515	630-515-0565	41.833018	-88.024275	Chicago
Red Lobster		6204	110 Ludwig Drive		Fairview Heights	IL	62208	618-397-9251	38.600522	-89.991756	St. Louis
Red Lobster		6269	997 S. State Route 51		Forsyth	IL	62535	217-875-3196	39.920576	-88.956211	Other - Midwest
Red Lobster		6299	902 Commons Drive		Geneva	IL	60134	630-845-0092	41.896477	-88.341379	Chicago
Red Lobster		6212	6230 Grand Ave.		Gurnee	IL	60031	847-856-0432	42.384429	-87.956277	Chicago
Red Lobster		0578	2950 Plainfield Road		Joliet	IL	60435	815-439-1339	41.578046	-88.160665	Chicago
Red Lobster		0582	3301 W Touhy Avenue		Lincolnwood	IL	60712	847-674-0238	42.01151	-87.712466	Chicago
Red Lobster		0621	2900 W. Deyoung Street		Marion	IL	62959	618-993-6996	37.745385	-88.975301	Other - Midwest
Red Lobster		0139	3915 Westt 211th Street		Matteson	IL	60443	708-481-8510	41.50562	-87.711973	Chicago
Red Lobster		0274	4401 N Cumberland Ave		Norridge	IL	60706	708-456-7966	41.959923	-87.836081	Chicago
Red Lobster		0158	9500 Southwest Highway		Oak Lawn	IL	60453	708-636-1019	41.718982	-87.769779	Chicago
Red Lobster		0287	14750 S Lagrange Rd		Orland Park	IL	60462	708-460-3313	41.621649	-87.854321	Chicago
Red Lobster		0473	4625 N Sterling Ave		Peoria	IL	61615	309-686-7716	40.744427	-89.632188	Other - Midwest
Red Lobster		0738	4381 Venture Drive		Peru	IL	61354	815-223-8571	41.362988	-89.126268	Other - Midwest
Red Lobster		0186	5827 East State Street		Rockford	IL	61108	815-397-5682	42.265778	-89.002919	Other - Midwest
Red Lobster		6236	800 E Golf Road		Schaumburg	IL	60173	847-843-2743	42.050655	-88.0593	Chicago
Red Lobster		0248	2696 South Dirksen Parkway		Springfield	IL	62703	217-529-6900	39.766863	-89.606593	Other - Midwest
Red Lobster		0340	701 Spring Hill Ring Road		West Dundee	IL	60118	847-428-0820	42.102205	-88.289608	Chicago
Red Lobster		0344	5806 Scatterfield Road		Anderson	IN	46013	765-643-7663	40.056878	-85.652047	Other - Midwest
Red Lobster		6260	10189 E. US Highway 36		Avon	IN	46123	317-271-4906	39.763144	-86.342578	Other - Midwest
Red Lobster		0878	2617 E 3rd Street	Suite 120	Bloomington	IN	47401	812-332-9712	39.164708	-86.499227	Other - Midwest
Red Lobster		0619	951 E Lewis And Clark Parkw	Suite 3004	Clarksville	IN	47129	812-285-0444	38.317432	-85.761823	Other - Midwest
Red Lobster		0585	2000 25th Street		Columbus	IN	47201	812-375-1733	39.223426	-85.902621	Other - Midwest
Red Lobster		0648	3009 Brittany Court		Elkhart	IN	46514	574-264-4115	41.729088	-85.972503	Other - Midwest
Red Lobster		0058	4605 Bellemeade Ave		Evansville	IN	47714	812-477-9227	37.967293	-87.494396	Other - Midwest
Red Lobster		0076	4825 Coldwater Road		Fort Wayne	IN	46825	260-483-2181	41.1235	-85.13637	Other - Midwest
Red Lobster		0897	5090 W. 38th Street		Indianapolis	IN	46254	317-329-9158	39.824344	-86.246675	Other - Midwest
Red Lobster		0082	690 East Thompson Road		Indianapolis	IN	46227	317-786-9201	39.693859	-86.145915	Other - Midwest
Red Lobster		0371	6410 E. 82nd Street		Indianapolis	IN	46250	317-842-8871	39.905943	-86.0573	Other - Midwest
Red Lobster		0097	1752 N. Shadeland Ave		Indianapolis	IN	46219	317-352-1679	39.791849	-86.046368	Other - Midwest
Red Lobster		0297	1900 S. U.s. 31 By-pass		Kokomo	IN	46902	765-456-3831	40.464014	-86.107153	Other - Midwest
Red Lobster		6375	120 Creasy Lane South		Lafayette	IN	47905	765-446-0381	40.416915	-86.840208	Other - Midwest
Red Lobster		0266	1450 E 82nd Ave		Merrillville	IN	46410	219-769-0500	41.470387	-87.318893	Chicago
Red Lobster		0610	4353 Franklin Street		Michigan City	IN	46360	219-879-1328	41.675425	-86.894596	Chicago
Red Lobster		6287	3930 North Main Street		Mishawaka	IN	46545	574-255-6306	41.697467	-86.181667	Other - Midwest
Red Lobster		0136	223 West McGalliard Road		Muncie	IN	47303	765-288-6768	40.218504	-85.388754	Other - Midwest
Red Lobster		0184	9311 Calumet Avenue	Suite 412	Munster	IN	46321	219-836-1394	41.544181	-87.508283	Chicago
Red Lobster		0850	5400 National Road East		Richmond	IN	47374	765-966-8646	39.832954	-84.828453	Cleveland
Red Lobster		0070	3407 South U.S. Hwy 41		Terre Haute	IN	47802	812-234-7727	39.426444	-87.417078	Other - Midwest
Red Lobster		6364	10700 Parallel Parkway		Kansas City	KS	66109	913-328-0025	39.12897	-94.82745	Kansas City
Red Lobster		6384	14904 West 119th Street		Olathe	KS	66062	913-764-1503	38.913274	-94.758922	Kansas City
Red Lobster		6278	9475 Metcalf Avenue		Overland Park	KS	66212	913-385-7971	38.957165	-94.666951	Kansas City
Red Lobster		0704	2925 S. 9th Street		Salina	KS	67401	785-825-0837	38.78509	-97.612134	Other - Midwest
Red Lobster		6209	2011 SW Wanamaker Road		Topeka	KS	66604	785-271-7302	39.030356	-95.762772	Other - Midwest
Red Lobster		0361	555 South West Street		Wichita	KS	67213	316-942-0973	37.675427	-97.390143	Other - Midwest
Red Lobster		0421	333 S. Towne East Mall Drive		Wichita	KS	67207	316-687-9247	37.682241	-97.252181	Other - Midwest
Red Lobster		0349	2525 Scottsville Road	Greenwood Mall	Bowling Green	KY	42104	270-782-9500	36.951249	-86.426203	Other - Southeast
Red Lobster		6297	2020 North Dixie Highway		Elizabethtown	KY	42701	270-765-3339	37.739008	-85.890235	Other - Southeast
Red Lobster		0185	7921 Dream Street		Florence	KY	41042	859-371-7151	38.98928	-84.642335	Cincinnati
Red Lobster		0188	2550 Nicholasville Road		Lexington	KY	40503	859-276-1422	37.998457	-84.519795	Other - Southeast
Red Lobster		6379	1848 Alysheba Way		Lexington	KY	40509	859-263-0307	38.01903	-84.41856	Other - Southeast
Red Lobster		0563	4639 Outer Loop		Louisville	KY	40219	502-964-9647	38.138421	-85.676982	Other - Midwest
Red Lobster		0347	3410 Frederica Street		Owensboro	KY	42301	270-926-4044	37.737987	-87.11934	Other - Midwest
Red Lobster		0485	5151 Hinkleville Road		Paducah	KY	42001	270-443-5804	37.075994	-88.691137	Other - Southeast
Red Lobster		0669	828 Eastern Bypass		Richmond	KY	40475	859-623-3503	37.730813	-84.281514	Other - Southeast
Red Lobster		0894	986 Breckenridge Lane		Saint Matthews	KY	40207	502-899-3334	38.232368	-85.639614	Other - Midwest
Red Lobster		6368	6051 Bluebonnet Blvd		Baton Rouge	LA	70809	225-763-9701	30.393282	-91.087207	New Orleans
Red Lobster		0664	2968 E Texas Ave.		Bossier City	LA	71111	318-741-3618	32.52829	-93.703323	Other - Southeast
Red Lobster		0709	3020 N. Causeway Blvd.		Metaire	LA	70002	504-838-1285	30.007399	-90.155611	New Orleans
Red Lobster		0543	4601 Pecanland Mall		Monroe	LA	71203	318-361-0158	32.49685	-92.06355	Other - Southeast
Red Lobster		0398	183 Jennifer Road		Annapolis	MD	21401	410-266-5010	38.985139	-76.544336	Baltimore
Red Lobster		0681	615 Bel-Air Road		Bel-Air	MD	21014	410-893-2925	39.524712	-76.355435	Other - Midwest
Red Lobster		0768	9011 Snowden Square Drive		Columbia	MD	21046	410-290-1677	39.183644	-76.819225	Baltimore

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Red Lobster		6211	1020 W Patrick Street		Frederick	MD	21703	301-846-9474	39.416041	-77.439821	DC
Red Lobster		0200	15700 Shady Grove Road		Gaithersburg	MD	20877	301-840-0380	39.113517	-77.187318	DC
Red Lobster		0625	1681 Wesel Blvd.	Northrock Shopping Center	Hagerstown	MD	21740	301-791-6051	39.630211	-77.76239	Other - Middle Atlantic
Red Lobster		6360	7063 Arundel Mills Circle	Suite 1201	Hanover	MD	21076	410-796-2390	39.154308	-76.728808	Baltimore
Red Lobster		0265	8905 Annapolis Rd.		Lanham	MD	20706	301-459-4494	38.960377	-76.862884	DC
Red Lobster		6306	14368 Baltimore Ave		Laurel	MD	20707	301-490-0191	39.085801	-76.861915	DC
Red Lobster		0634	8019 Honeygo Blvd		Nottingham	MD	21236	410-931-6372	39.371301	-76.468875	Baltimore
Red Lobster		6227	3 Restaurant Park Drive		Owings Mills	MD	21117	410-902-8420	39.404666	-76.792754	Baltimore
Red Lobster		0615	2314 N Salisbury Blvd		Salisbury	MD	21801	410-546-6454	38.398479	-75.56998	Other - Middle Atlantic
Red Lobster		6293	8533 Georgia Ave		Silver Springs	MD	20910	301-588-3299	38.996092	-77.027158	DC
Red Lobster		0142	5051 Auth Road		Suitland	MD	20746	301-423-3715	38.826331	-76.920892	DC
Red Lobster		0557	11035 Mall Circle		Waldorf	MD	20603	301-705-7440	38.616009	-76.922467	DC
Red Lobster		0683	1420 S. Main Street		Adrian	MI	49221	517-263-3811	41.876083	-84.043761	Other - Midwest
Red Lobster		0260	2420 Carpenter Road		Ann Arbor	MI	48108	734-971-4412	42.251412	-83.68141	Detroit
Red Lobster		0275	2565 Capitol Ave. S.W.		Battle Creek	MI	49015	269-968-1448	42.264555	-85.198199	Other - Midwest
Red Lobster		0687	4109 Wilder Road		Bay City	MI	48706	989-667-9333	43.624053	-83.889825	Other - Midwest
Red Lobster		0124	6850 Telegraph Road		Dearborn Heights	MI	48127	313-562-4605	42.338216	-83.272306	Detroit
Red Lobster		0192	4417 West Pierson Road		Flint	MI	48504	810-732-4910	43.060015	-83.768902	Other - Midwest
Red Lobster		6272	4220 24th Avenue		Fort Gratiot	MI	48059	810-385-8773	43.032342	-82.455555	Other - Midwest
Red Lobster		6243	3464 River Towne Point		Grandville	MI	49418	616-406-1190	42.883149	-85.749648	Other - Midwest
Red Lobster		0223	2400 Shirley Drive		Jackson	MI	49202	517-787-7820	42.276904	-84.429753	Other - Midwest
Red Lobster		0129	3920 28th Street. S.E.		Kentwood	MI	49512	616-949-9190	42.912078	-85.570841	Other - Midwest
Red Lobster		0201	3130 East Saginaw Street		Lansing	MI	48912	517-351-0610	42.740329	-84.50706	Other - Midwest
Red Lobster		0434	29980 Plymouth Road		Livonia	MI	48150	734-427-0537	42.369666	-83.338182	Detroit
Red Lobster		0131	101 W.12 Mile Road		Madison Heights	MI	48071	248-542-1140	42.504264	-83.107465	Detroit
Red Lobster		0678	2923 U.S. 41 West		Marquette	MI	49855	906-228-2211	46.548851	-87.453338	Other - Midwest
Red Lobster		0836	1553 N. Dixie Hghway		Monroe	MI	48162	734-289-6242	41.928775	-83.353943	Other - Midwest
Red Lobster		0690	4062 E. Bluegrass Road		Mount Pleasant	MI	48858	989-772-5622	43.574891	-84.766218	Other - Midwest
Red Lobster		6254	1681 Sternberg Road		Muskegon	MI	49444	231-798-9586	43.153432	-86.20376	Other - Midwest
Red Lobster		0389	27760 Novi Road		Novi	MI	48377	248-349-8470	42.490567	-83.475221	Detroit
Red Lobster		0152	6535 S Westnedge Avenue		Portage	MI	49081	269-323-1329	42.221557	-85.588786	Other - Midwest
Red Lobster		0497	2825 S Rochester Road		Rochester Hills	MI	48307	248-299-8090	42.639144	-83.131083	Detroit
Red Lobster		0160	4141 Bay Road		Saginaw	MI	48603	989-793-5250	43.467439	-83.976333	Other - Midwest
Red Lobster		0470	13999 Eureka Road		Southgate	MI	48195	734-285-0011	42.198862	-83.194304	Detroit
Red Lobster		0401	13800 Hall Road		Sterling Heights	MI	48313	586-247-6250	42.626261	-82.98986	Detroit
Red Lobster		0891	2691 North U.S. 31 South		Traverse City	MI	49684	231-933-8741	44.727365	-85.646941	Other - Midwest
Red Lobster		0132	25901 Hoover Road		Warren	MI	48089	586-759-0010	42.484896	-83.007027	Detroit
Red Lobster		6213	479 Telegraph Road		Waterford	MI	48328	248-682-5146	42.647459	-83.326927	Detroit
Red Lobster		0125	5774 North Wayne Road		Westland	MI	48185	734-326-7655	42.32589	-83.38799	Detroit
Red Lobster		0224	8500 Hwy. 47		Blaine	MN	55433	763-786-7667	45.125081	-93.26569	Minneapolis
Red Lobster		0249	1951 American Blvd West		Bloomington	MN	55431	952-888-8102	44.85814	-93.304367	Minneapolis
Red Lobster		0281	1301 County Road 42 West		Burnsville	MN	55306	952-435-2552	44.745919	-93.297407	Minneapolis
Red Lobster		0630	301 S Lake Avenue		Duluth	MN	55802	218-722-7390	46.783978	-92.096612	Other - Midwest
Red Lobster		0157	8900 Golden Valley Road		Golden Valley	MN	55427	763-546-7300	44.985231	-93.393499	Minneapolis
Red Lobster		0684	1890 E Madison Ave		Mankato	MN	56001	507-386-7007	44.167272	-93.950089	Other - Midwest
Red Lobster		6251	12515 Elm Creek Blvd.,n.		Maple Grove	MN	55369	763-494-4646	45.093755	-93.439276	Minneapolis
Red Lobster		0283	2925 White Bear Ave.		Maplewood	MN	55109	651-770-8825	45.028626	-93.018882	Minneapolis
Red Lobster		6326	8350 3rd Street North		Oakdale	MN	55128	651-264-0151	44.951029	-92.935467	Minneapolis
Red Lobster		6369	1280 Highway 14 SW		Rochester	MN	55902	507-288-0688	44.004839	-92.481315	Other - Midwest
Red Lobster		0154	2330 Prior Avenue		Roseville	MN	55113	651-636-9800	45.011016	-93.18154	Minneapolis
Red Lobster		0493	2920 W. Division Street		Saint Cloud	MN	56301	320-253-6682	45.552754	-94.193994	Other - Midwest
Red Lobster		6232	3559 Shepherd Of The Hills Expressway		Branson	MO	65616	417-337-5988	36.652172	-93.288113	Other - Southeast
Red Lobster		0061	12235 Saint Charles Rock Rd		Bridgeton	MO	63044	314-291-8680	38.752019	-90.426456	St. Louis
Red Lobster		0707	3269 William Street		Cape Girardeau	MO	63703	573-339-0445	37.30214	-89.577996	Other - Southeast
Red Lobster		6261	17204 Chesterfield Airport Rd		Chesterfield	MO	63005	636-536-0899	38.667875	-90.595644	St. Louis
Red Lobster		0250	1716 I-70 Drive		Columbia	MO	65203	573-445-8324	38.965399	-92.364981	Other - Southeast
Red Lobster		0112	9838 Watson Road		Crestwood	MO	63126	314-822-0433	38.556151	-90.390527	St. Louis
Red Lobster		0060	4328 Noland Rd		Independence	MO	64055	816-373-0769	39.041366	-94.415896	Kansas City
Red Lobster		0733	3519 Country Club Drive		Jefferson City	MO	65109	573-635-6737	38.583473	-92.250102	Other - Southeast
Red Lobster		0310	3131 Range Line Rd.		Joplin	MO	64801	417-782-2199	37.055553	-94.477658	Other - Southeast
Red Lobster		0605	450 NW Barry Road		Kansas City	MO	64155	816-468-6116	39.246818	-94.585296	Kansas City
Red Lobster		6365	670 NW Blue Parkway		Lee's Summit	MO	64063	816-347-0638	38.926289	-94.401889	Kansas City
Red Lobster		6324	2381 Maplewood Commons Drive		Maplewood	MO	63143	314-647-5257	38.617927	-90.333067	St. Louis
Red Lobster		0263	4101 Frederick Blvd		Saint Joseph	MO	64506	816-232-5011	39.777573	-94.795011	Other - Southeast
Red Lobster		0056	5733 S. Lindbergh Blvd.		Saint Louis	MO	63123	314-487-7744	38.522143	-90.349902	St. Louis
Red Lobster		0181	4101 Veterans Memorial Pkwy		Saint Peters	MO	63376	636-928-1161	38.795002	-90.572403	St. Louis
Red Lobster		0063	2141 S. Glenstone Ave		Springfield	MO	65804	417-883-2245	37.175128	-93.263082	Other - Southeast
Red Lobster		6357	3897 Promenade Parkway		D'Iberville	MS	39540	228-392-1391	30.45486	-88.9018	Other - Southeast
Red Lobster		0858	4670 Hardy Street		Hattiesburg	MS	39402	601-268-9136	31.323238	-89.360791	Other - Southeast
Red Lobster		6217	6357 I-55 North		Jackson	MS	39213	601-977-8884	32.397556	-90.14682	Other - Southeast
Red Lobster		0762	201 S. Frontage Road		Meridian	MS	39301	601-483-9194	32.364139	-88.674646	Other - Southeast
Red Lobster		6322	6535 Airways Blvd		Southaven	MS	38671	662-536-1960	34.955989	-89.99082	Memphis
Red Lobster		0688	895 Barnes Crossing Road		Tupelo	MS	38804	662-844-5422	34.315021	-88.703845	Other - Southeast
Red Lobster		0661	2250 King Ave W		Billings	MT	59102	406-655-0929	45.754629	-108.572193	Other - Midwest
Red Lobster		6294	139 Tunnel Road		Asheville	NC	28805	828-350-7773	35.591873	-82.531116	Other - Southeast
Red Lobster		6377	1726 Glidewell Drive	Alamance Crossing	Burlington	NC	27215	336-584-9969	36.06748	-79.51764	Greensboro
Red Lobster		0598	1805 Walnut Street		Cary	NC	27511	919-851-6806	35.761003	-78.74311	Raleigh-Durham
Red Lobster		6241	8012 Concord Mills Blvd.		Concord	NC	28027	704-979-1160	35.370791	-80.715791	Charlotte
Red Lobster		0210	4416 Chapel Hill Blvd	Gulf Coast Town Center	Durham	NC	27707	919-493-3566	35.964604	-78.972941	Raleigh-Durham
Red Lobster		0256	533 N McPherson Church Rd		Fayetteville	NC	28303	910-864-3113	35.07708	-78.955299	Other - Southeast
Red Lobster		0737	200 N. New Hope Road		Gastonia	NC	28054	704-868-3884	35.264623	-81.150993	Charlotte
Red Lobster		0862	4415 W. Wendover Ave.		Greensboro	NC	27407	336-292-3527	36.054931	-79.897362	Greensboro
Red Lobster		0571	3501 S Memorial Drive		Greenville	NC	27834	252-756-4000	35.567276	-77.402456	Other - Southeast
Red Lobster		0459	1846 US-70 Se		Hickory	NC	28602	828-327-6113	35.70675	-81.307315	Other - Southeast
Red Lobster		0722	304 A Western Blvd.		Jacksonville	NC	28546	910-353-9454	34.759963	-77.381452	Other - Southeast
Red Lobster		6382	9801 Independence Pointe Parkway		Matthews	NC	28105	704-708-4439	35.1335	-80.71356	Charlotte
Red Lobster		0601	9415 Pineville-Matthews Road		Pineville	NC	28134	704-541-0021	35.086654	-80.876961	Charlotte
Red Lobster		0318	4408 Old Wake Forest Road		Raleigh	NC	27609	919-872-5608	35.841072	-78.610643	Raleigh-Durham
Red Lobster		0551	1010 N Wesleyan Blvd		Rocky Mount	NC	27802	252-937-2190	35.970887	-77.810352	Other - Southeast
Red Lobster		0712	1145 Glenway Drive		Statesville	NC	28625	704-881-0712	35.809227	-80.86896	Other - Southeast
Red Lobster		5818	1852 US Highway 421		Wilkesboro	NC	28697	336-838-0314	36.149579	-81.219911	Other - Southeast
Red Lobster		6206	1690 Westbrookplaza Drive		Winston-Salem	NC	27103	336-768-3110	36.068619	-80.306053	Greensboro
Red Lobster		0487	1130 E Century Avenue		Bismarck	ND	58503	701-222-2363	46.838504	-100.77401	Other - Midwest
Red Lobster		0309	4215 13th Ave S		Fargo	ND	58103	701-282-8983	46.862328	-96.852838	Other - Midwest
Red Lobster		0641	2675 32nd Avenue South		Grand Forks	ND	58201	701-772-8770	47.888936	-97.066139	Other - Midwest
Red Lobster		0734	3430 W. 13th Street		Grand Island	NE	68803	308-382-8879	40.931857	-98.382771	Other - Midwest
Red Lobster		0835	121 Second Ave. East		Kearney	NE	68847	308-237-5805	40.674328	-99.084596	Other - Midwest
Red Lobster		0236	6540 O Street		Lincoln	NE	68510	402-466-8397	40.813992	-96.63113	Other - Midwest
Red Lobster		0414	2707 S 140th Street		Omaha	NE	68144	402-330-0162	41.233418	-96.133232	Other - Midwest
Red Lobster		0115	330 S. 72nd Street		Omaha	NE	68114	402-391-5970	41.256256	-96.024524	Other - Midwest
Red Lobster		0827	1271 U.S. Route 22		Bridgewater	NJ	08807	908-722-4447	40.578733	-74.580425	New York
Red Lobster		6237	2100 Route 38		Cherry Hill	NJ	08002	856-321-1701	39.939728	-75.021399	Philadelphia
Red Lobster		0438	3003 Route 130 South		Delran	NJ	08075	856-461-6202	40.01236	-74.962726	Philadelphia
Red Lobster		0566	1500 Almonesson Rd		Deptford	NJ	08096	856-232-3849	39.826174	-75.100518	Philadelphia
Red Lobster		0203	750 Highway 18 North		East Brunswick	NJ	08816	732-238-4810	40.425865	-74.380001	New York
Red Lobster		0267	635 Route 1 And Gills Lane		Iselin	NJ	08830	732-636-6230	40.558785	-74.30628	New York
Red Lobster		0239	3255 Brunswick Pike		Lawrenceville	NJ	08648	609-896-1011	40.290654	-74.688302	Trenton
Red Lobster		0695	303 Route 10-Roxbury Towr	Ledgewood Mall	Ledgewood	NJ	07852	973-927-3713	40.873262	-74.649044	New York
Red Lobster		0575	4411 Black Horse Pike		Mays Landing	NJ	08330	609-646-0946	39.452022	-74.644008	Atlantic City
Red Lobster		0244	2200 Highway 35		Oakhurst	NJ	07755	732-493-2404	40.271657	-74.043431	New York
Red Lobster		0302	211 Route 17 S		Paramus	NJ	07652	201-967-7838	40.935208	-74.071514	New York
Red Lobster		6314	700 Plaza Drive		Secaucus	NJ	07094	201-583-1902	40.786373	-74.046041	New York
Red Lobster		0379	7000 Hadley Rd.		South Plainfield	NJ	07080	908-561-6015	40.554236	-74.432368	New York
Red Lobster		0568	1298 Hooper Ave		Toms River	NJ	08753	732-914-0183	39.987027	-74.179343	Other - Middle Atlantic
Red Lobster		0442	2520 US Highway Route 22		Union	NJ	07083	908-686-8999	40.689444	-74.302038	New York
Red Lobster		0748	3849 South Delsea Drive		Vineland	NJ	08360	856-825-9600	39.432645	-75.039914	Philadelphia

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Red Lobster		0255	520 Highway 46		Wayne	NJ	07470	973-785-3114	40.8938	-74.241968	New York
Red Lobster		6280	10520 Coors By-pass Nw		Albuquerque	NM	87114	505-922-0266	35.208521	-106.657566	Albuquerque
Red Lobster		0291	5555 Montgomery NE		Albuquerque	NM	87109	505-884-4445	35.131839	-106.578676	Albuquerque
Red Lobster		0749	2601 North Prince		Clovis	NM	88101	575-762-0355	34.424547	-103.196076	Other - Southwest
Red Lobster		0600	3451 E Main Street	Suite 106-110	Farmington	NM	87401	505-325-5222	36.748798	-108.159831	Other - Southwest
Red Lobster		0574	575 S Telshor Blvd		Las Cruces	NM	88011	575-522-4067	32.31439	-106.742498	Other - Southwest
Red Lobster		0708	2625 N. Main		Roswell	NM	88201	575-622-4818	33.426568	-104.522537	Other - Southwest
Red Lobster		0478	4450 Rodeo Road		Santa Fe	NM	87507	505-473-1610	35.637911	-106.015778	Albuquerque
Red Lobster		6257	570 Marks Street		Henderson	NV	89014	702-933-5307	36.062392	-115.036002	Las Vegas
Red Lobster		6239	2325 E Flamingo Road		Las Vegas	NV	89119	702-892-9055	36.114299	-115.120511	Las Vegas
Red Lobster		0339	200 S. Decatur Blvd.		Las Vegas	NV	89107	702-877-0212	36.171686	-115.206566	Las Vegas
Red Lobster		6330	5015 Kietzke Lane		Reno	NV	89511	775-827-1203	39.476212	-119.795602	Reno
Red Lobster		0307	4010 Maple Rd.		Amherst	NY	14226	716-837-0202	42.991304	-78.814081	Buffalo
Red Lobster		0228	7520 Transit Road		Amherst	NY	14221	716-634-9195	42.97378	-78.697615	Buffalo
Red Lobster		0469	2090 Bartow Avenue		Bronx	NY	10475	718-671-4223	40.869064	-73.82713	New York
Red Lobster		6262	455 Gateway Drive		Brooklyn	NY	11207	718-964-2057	40.650956	-73.870081	New York
Red Lobster		0426	1000 McKinley Mall		Buffalo	NY	14220	716-823-2901	42.788145	-78.808781	Buffalo
Red Lobster		0264	211-217 Old Country Rd.		Carle Place	NY	11514	516-248-7411	40.74397	-73.613478	New York
Red Lobster		6228	170 Wolf Road		Colonie	NY	12205	518-459-1040	42.722501	-73.802571	Albany
Red Lobster		0614	801 Sunrise Highway		Copiague	NY	11726	631-842-3640	40.688852	-73.408386	New York
Red Lobster		6273	88-01 Queens Blvd.		Elmhurst	NY	11373	718-760-3050	40.735469	-73.874387	New York
Red Lobster		0189	655 West Jefferson Road		Henrietta	NY	14623	585-424-2060	43.086424	-77.625194	Rochester
Red Lobster		0313	1 Nevada Street		Hicksville	NY	11801	516-822-8393	40.777197	-73.527669	New York
Red Lobster		0616	3328 Chambers Road S.		Horseheads	NY	14845	607-796-5434	42.161034	-76.877909	Other - Middle Atlantic
Red Lobster		0692	1 Miron Lane		Kingston	NY	12401	845-336-5021	41.960942	-73.989785	Other - Middle Atlantic
Red Lobster		0745	295 E Fairmount Avenue		Lakewood	NY	14750	716-763-6992	42.098966	-79.305306	Other - Middle Atlantic
Red Lobster		6323	3938 State Route 31		Liverpool	NY	13090	315-652-3964	43.18469	-76.239534	Other - Middle Atlantic
Red Lobster		0663	450 Route 211 E		Middletown	NY	10940	845-343-3228	41.454916	-74.382042	Other - Middle Atlantic
Red Lobster		0286	198 West Route 59		Nanuet	NY	10954	845-623-4800	41.100148	-74.020224	New York
Red Lobster		0489	4573 Commercial Drive		New Hartford	NY	13413	315-768-6156	43.086148	-75.316783	Other - Middle Atlantic
Red Lobster		6298	5 Times Square, Nyc/5		New York	NY	10036	212-730-6706	40.755536	-73.987534	New York
Red Lobster		6385	261 W 125th Street		New York	NY	10027	212-280-1930	40.810139	-73.950278	New York
Red Lobster		0311	2255 Route 9		Poughkeepsie	NY	12601	845-462-4301	41.643329	-73.922106	Other - Middle Atlantic
Red Lobster		0788	750 Upper Glen Street	Suite Ll02	Queensbury	NY	12804	518-761-0021	43.329442	-73.670063	Albany
Red Lobster		0410	1515 West Ridge Road		Rochester	NY	14615	585-663-8360	43.204948	-77.668067	Rochester
Red Lobster		6311	5010 Expressway Drive South		Ronkonkoma	NY	11779	631-580-2864	40.813086	-73.100644	New York
Red Lobster		0351	999 Central Park Ave		Scarsdale	NY	10583	914-472-6373	40.990321	-73.823178	New York
Red Lobster		0217	2220 Nesconset Highway		Stony Brook	NY	11790	631-689-9060	40.873787	-73.124541	New York
Red Lobster		0247	2965 Erie Blvd. E		Syracuse	NY	13224	315-445-1988	43.056019	-76.087219	Other - Middle Atlantic
Red Lobster		0374	606 West Sunrise Hwy.		Valley Stream	NY	11581	516-825-0277	40.665135	-73.722242	New York
Red Lobster		0180	1200 Vestal Parkway East		Vestal	NY	13850	607-754-3787	42.091433	-76.029719	Other - Middle Atlantic
Red Lobster		0654	20831 State Route 3		Watertown	NY	13601	315-786-1016	43.974953	-75.956673	Other - Middle Atlantic
Red Lobster		6370	5135 Xavier Drive		Yonkers	NY	10704	914-965-7190	40.92709	-73.85236	New York
Red Lobster		0324	3901 Medina Road		Akron	OH	44333	330-666-0727	41.136475	-81.640209	Cleveland
Red Lobster		0863	3013 North Ridge Rd. East		Ashtabula	OH	44004	440-998-4944	41.877856	-80.757092	Other - Midwest
Red Lobster		0238	3655 Orange Place		Beachwood	OH	44122	216-464-4057	41.459606	-81.487506	Cleveland
Red Lobster		0698	2803 N. Fairfield Road		Beavercreek	OH	45431	937-429-1800	39.771407	-84.052805	Dayton
Red Lobster		0121	4600 Belden Village Ave		Canton	OH	44718	330-492-0458	40.856007	-81.433871	Other - Midwest
Red Lobster		0705	1079 N. Bridge Street		Chillicothe	OH	45601	740-773-6892	39.35906	-82.97572	Other - Midwest
Red Lobster		0110	3564 Springdale Road		Cincinnati	OH	45251	513-385-8151	39.249728	-84.595917	Cincinnati
Red Lobster		6276	320 Cincinnati Mills Drive		Cincinnati	OH	45240	513-671-6777	39.302668	-84.522774	Cincinnati
Red Lobster		0232	8220 Montgomery Road		Cincinnati	OH	45236	513-984-2740	39.205449	-84.366353	Cincinnati
Red Lobster		0288	616 Ohio Pike		Cincinnati	OH	45245	513-752-3167	39.066072	-84.294369	Cincinnati
Red Lobster		6271	1520 Georgesville Road		Columbus	OH	43228	614-870-1409	39.920212	-83.125219	Columbus
Red Lobster		6265	1270 Polaris Parkway		Columbus	OH	43240	614-433-7175	40.14233	-82.985524	Columbus
Red Lobster		0893	1691 Dublin-Granville Rd		Columbus	OH	43229	614-846-8951	40.086299	-82.972828	Columbus
Red Lobster		0081	2147 S. Hamilton Road		Columbus	OH	43232	614-864-3160	39.930867	-82.880173	Columbus
Red Lobster		0126	1090 Graham Road		Cuyahoga Falls	OH	44224	330-929-9129	41.162479	-81.474266	Cleveland
Red Lobster		6286	6500 Miller Lane		Dayton	OH	45414	937-264-2811	39.842562	-84.191466	Dayton
Red Lobster		6351	6091 Sawmill Road		Dublin	OH	43017	614-210-0358	40.090232	-83.092408	Columbus
Red Lobster		0632	6935 Midway Mall		Elyria	OH	44035	440-324-2244	41.398313	-82.114969	Cleveland
Red Lobster		0580	2340 Tiffin Avenue		Findlay	OH	45840	419-425-5832	41.055942	-83.596301	Other - Midwest
Red Lobster		0548	909 Hebron Road		Heath	OH	43056	740-522-4593	40.026801	-82.447162	Other - Midwest
Red Lobster		0553	1515 River Valley Circle, N.	Suite A35	Lancaster	OH	43130	740-681-9433	39.732418	-82.624243	Columbus
Red Lobster		0544	2150 Harding Hwy		Lima	OH	45804	419-229-9073	40.730405	-84.065442	Other - Midwest
Red Lobster		0227	2322 West 4th Street		Mansfield	OH	44906	419-747-4700	40.774338	-82.59852	Other - Midwest
Red Lobster		0560	1318 Mount Vernon Avenue		Marion	OH	43302	740-389-1174	40.581381	-83.094223	Other - Midwest
Red Lobster		0122	1422 Reynolds Road		Maumee	OH	43537	419-893-9494	41.583511	-83.664173	Other - Midwest
Red Lobster		0243	7744 Reynolds Rd		Mentor	OH	44060	440-946-6677	41.660708	-81.378994	Cleveland
Red Lobster		0038	8200 Springboro Pike		Miamisburg	OH	45342	937-433-0940	39.631446	-84.225113	Dayton
Red Lobster		0564	255 Graff Road, S.E.		New Philadelphia	OH	44663	330-339-3535	40.479913	-81.444511	Other - Midwest
Red Lobster		0366	5701 Youngstown-Warren Rd		Niles	OH	44446	330-544-1321	41.210296	-80.749084	Other - Midwest
Red Lobster		6328	25615 Brookpark Rd		North Olmsted	OH	44070	440-801-1409	41.418186	-81.904615	Cleveland
Red Lobster		0116	7607 Day Drive		Parma	OH	44129	440-888-0990	41.379973	-81.736726	Cleveland
Red Lobster		0706	991 E. Ash Street	Suite B-1	Piqua	OH	45356	937-773-9845	40.150625	-84.223446	Dayton
Red Lobster		6201	50740 Valley Center Blvd		Saint Clairsville	OH	43950	740-699-0344	40.074039	-80.870624	Other - Midwest
Red Lobster		0423	4016 Milan Road	Sandusky Mall	Sandusky	OH	44870	419-625-1122	41.419936	-82.674977	Other - Midwest
Red Lobster		0868	1898 W. First Street		Springfield	OH	45504	937-323-8051	39.941968	-83.839493	Dayton
Red Lobster		6312	17227 Southpark Center		Strongsville	OH	44136	440-572-0717	41.31139	-81.821028	Cleveland
Red Lobster		0109	4990 Monroe St		Toledo	OH	43623	419-473-3135	41.698349	-83.640917	Other - Midwest
Red Lobster		0766	3805 Burbank Road.		Wooster	OH	44691	330-345-4005	40.846116	-81.943466	Cleveland
Red Lobster		0353	1410 Boardman-Poland Rd		Youngstown	OH	44514	330-758-0979	41.024789	-80.629043	Other - Midwest
Red Lobster		0606	755 Zane Street		Zanesville	OH	43701	740-453-2323	39.948225	-82.001703	Other - Midwest
Red Lobster		0320	3112 N.W. Cache Road		Lawton	OK	73505	580-248-4830	34.62311	-98.431554	Other - Southwest
Red Lobster		0729	225 W. Shawnee		Muskogee	OK	74401	918-682-1731	35.769257	-95.361988	Other - Southwest
Red Lobster		0357	302 N Interstate Drive	Bldg 23	Norman	OK	73072	405-364-6724	35.221067	-97.486654	Other - Southwest
Red Lobster		0237	4243 NW Expressway Street		Oklahoma City	OK	73116	405-842-1453	35.540181	-97.5957	Other - Southwest
Red Lobster		0591	2625 W Memorial Rd		Oklahoma City	OK	73134	405-755-1390	35.6103	-97.561909	Other - Southwest
Red Lobster		0293	1000 SW 74th Street		Oklahoma City	OK	73139	405-634-3395	35.390619	-97.532094	Other - Southwest
Red Lobster		0721	435 Shawnee Mall Drive		Shawnee	OK	74804	405-273-6215	35.385141	-96.926927	Other - Southwest
Red Lobster		0828	102 E. Hall Of Fame Ave.		Stillwater	OK	74075	405-372-8970	36.127239	-97.058223	Other - Southwest
Red Lobster		0191	4525 East 51st. Street		Tulsa	OK	74135	918-496-3323	36.090346	-95.925186	Other - Southwest
Red Lobster		0436	6728 S Memorial Drive		Tulsa	OK	74133	918-250-5330	36.064873	-95.887024	Other - Southwest
Red Lobster		6366	1085 Valley River Way		Eugene	OR	97401	541-343-3811	44.069808	-123.102922	Other - West
Red Lobster		0573	240 NW Burnside Road		Gresham	OR	97030	503-666-1759	45.509084	-122.43309	Portland
Red Lobster		0576	2200 Crater Lake Highway		Medford	OR	97504	541-734-2232	42.348546	-122.877797	Portland
Red Lobster		0673	521 Lancaster Drive N.E.		Salem	OR	97301	503-375-3411	44.937196	-122.98355	Other - West
Red Lobster		0457	10330 SW Greenburg Road	Portland Mall # 205	Tigard	OR	97223	503-624-0499	45.445605	-122.775964	Portland
Red Lobster		0455	3341 Pleasant Valley Blvd		Altoona	PA	16602	814-942-6288	40.482648	-78.400933	Other - Middle Atlantic
Red Lobster		6358	3588 Rt. 611	Rural Route 611	Bartonsville	PA	18321	570-421-2743	41.00041	-75.27099	Other - Middle Atlantic
Red Lobster		0655	104 Moraine Pointe		Butler	PA	16001	724-285-8220	40.877619	-79.951176	Pittsburgh
Red Lobster		0550	935 Wayne Ave		Chambersburg	PA	17201	717-263-6008	39.914268	-77.653014	Other - Middle Atlantic
Red Lobster		0736	813 E. Dubois Street		Du Bois	PA	15801	814-371-8242	41.124772	-78.738301	Other - Middle Atlantic
Red Lobster		0430	2040 Edinboro Road	Mill Creek Mall	Erie	PA	16509	814-868-7506	42.064749	-80.098519	Other - Middle Atlantic
Red Lobster		0449	5080 Rt 30 E		Greensburg	PA	15601	724-834-6692	40.300833	-79.491902	Pittsburgh
Red Lobster		0798	407 Eisenhower Drive		Hanover	PA	17331	717-637-2858	39.82464	-76.98036	Other - Middle Atlantic
Red Lobster		0396	4300 Jonestown Road		Harrisburg	PA	17109	717-657-1978	40.299593	-76.820234	Harrisburg
Red Lobster		0642	3370 Shenango Valley Freeway		Hermitage	PA	16148	724-342-1788	41.23071	-80.447522	Other - Middle Atlantic
Red Lobster		0643	525 Galleria Drive		Johnstown	PA	15904	814-266-8825	40.297769	-78.836397	Other - Middle Atlantic
Red Lobster		0778	425 W. Dekalb Pike		King of Prussia	PA	19406	610-337-9430	40.090719	-75.373462	Philadelphia
Red Lobster		0240	2090 Lincoln Highway East		Lancaster	PA	17602	717-291-1147	40.030397	-76.235958	Other - Middle Atlantic
Red Lobster		0758	2275 E. Lincoln Highway		Langhorne	PA	19047	215-943-5350	40.178139	-74.880147	Philadelphia
Red Lobster		0443	640 Cowpath Road		Lansdale	PA	19446	215-855-5702	40.24749	-75.245061	Philadelphia
Red Lobster		0554	16736 Conneaut Lake Road		Meadville	PA	16335	814-724-1205	41.623555	-80.201386	Other - Middle Atlantic
Red Lobster		0195	4711 Carlisle Pike		Mechanicsburg	PA	17050	717-763-1760	40.237913	-76.963666	Harrisburg
Red Lobster		0230	3941 William Penn Highway	Tanger I Outlet Center	Monroeville	PA	15146	412-372-5591	40.43842	-79.775312	Pittsburgh

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Red Lobster		0241	9140 Roosevelt Blvd E.		Philadelphia	PA	19115	215-673-5750	40.07605	-75.034374	Philadelphia
Red Lobster		6305	6150 Robinson Center Drive		Pittsburgh	PA	15205	412-809-0482	40.451322	-80.160474	Pittsburgh
Red Lobster		0229	4766 McKnight Road		Pittsburgh	PA	15237	412-367-2998	40.519385	-80.004236	Pittsburgh
Red Lobster		0193	259 Clairton Blvd.		Pittsburgh	PA	15236	412-653-3552	40.33835	-79.951934	Pittsburgh
Red Lobster		0789	223 Shoemaker Road		Pottstown	PA	19464	610-323-0415	40.25422	-75.660489	Other - Middle Atlantic
Red Lobster		0218	945 Woodland Road		Reading	PA	19610	610-376-2905	40.346638	-75.967886	Other - Middle Atlantic
Red Lobster		6252	1502 Scranton-Carbondale Hwy		Scranton	PA	18508	570-383-6686	41.470287	-75.636636	Other - Middle Atlantic
Red Lobster		0375	1 Baltimore Pike		Springfield	PA	19064	610-544-0315	39.923982	-75.312126	Philadelphia
Red Lobster		6221	1670 N Atherton Street		State College	PA	16803	814-867-3867	40.80751	-77.896004	Other - Middle Atlantic
Red Lobster		0569	515 W Main Street		Uniontown	PA	15401	724-438-2852	39.907839	-79.742062	Pittsburgh
Red Lobster		6290	1005 Trinity Circle		Washington	PA	15301	724-229-4071	40.184853	-80.223556	Pittsburgh
Red Lobster		0252	800 Lehigh Valley Mall		Whitehall	PA	18052	610-264-5541	40.633583	-75.479362	Other - Middle Atlantic
Red Lobster		0445	10 East End Center		Wilkes-Barre	PA	18702	570-825-6122	41.25015	-75.851307	Other - Middle Atlantic
Red Lobster		0644	1951 E. Third Street		Williamsport	PA	17701	570-323-0423	41.248595	-76.961908	Other - Middle Atlantic
Red Lobster		0420	2555 E Market Street	York Co Shopping Center	York	PA	17402	717-757-6624	39.975256	-76.676288	Other - Middle Atlantic
Red Lobster		0540	950 Aiken Mall Drive		Aiken	SC	29803	803-648-4320	33.508069	-81.711865	Other - Southeast
Red Lobster		0179	3426 Clemson Blvd	Huntington Mall	Anderson	SC	29621	864-224-8709	34.547995	-82.671334	Other - Southeast
Red Lobster		5806	2045 Boundary St		Beaufort	SC	29902	843-379-5533	32.441791	-80.689454	Other - Southeast
Red Lobster		0172	1270 Knox Abbott Drive		Cayce	SC	29033	803-796-1048	33.979211	-81.072268	Other - Southeast
Red Lobster		0399	2080 Sam Rittenburg Blvd		Charleston	SC	29407	843-763-7345	32.792488	-80.031469	Charleston
Red Lobster		6301	10136 Two Notch Road	Unit 106	Columbia	SC	29229	803-462-1755	34.117178	-80.881544	Other - Southeast
Red Lobster		0486	2540 David H McLeod Blvd		Florence	SC	29501	843-661-7130	34.188167	-79.830847	Other - Southeast
Red Lobster		0171	1940 Wade Hampton Blvd		Greenville	SC	29615	864-268-1474	34.879145	-82.35986	Other - Southeast
Red Lobster		0724	1616 72 By-Pass N.E.		Greenwood	SC	29646	864-942-9885	34.216991	-82.158293	Other - Southeast
Red Lobster		6318	1230 North Retail Court		Myrtle Beach	SC	29577	843-445-9786	33.705935	-78.920439	Other - Southeast
Red Lobster		0725	10000 Hwy. 17 N.		Myrtle Beach	SC	29572	843-497-7761	33.785414	-78.778384	Other - Southeast
Red Lobster		0259	2460 Mall Drive		North Charleston	SC	29406	843-554-9621	32.876671	-80.014275	Charleston
Red Lobster		6203	170 E Blackstock Road		Spartanburg	SC	29301	864-576-8418	34.930791	-81.989631	Other - Southeast
Red Lobster		0746	1034 Broad Street		Sumter	SC	29150	803-773-6323	33.947463	-80.374775	Other - Southeast
Red Lobster		0460	120 Disk Drive		Rapid City	SD	57701	605-348-9717	44.105279	-103.212828	Other - Midwest
Red Lobster		0305	3901 W 41st Street		Sioux Falls	SD	57106	605-361-6952	43.513939	-96.77378	Other - Midwest
Red Lobster		0365	5259 Hickory Hollow Pkwy		Antioch	TN	37013	615-731-0141	36.047347	-86.657066	Nashville
Red Lobster		0285	2131 Northgate Mall Dr		Chattanooga	TN	37415	423-870-2371	35.133107	-85.240675	Other - Southeast
Red Lobster		0883	2200 Bams Drive		Chattanooga	TN	37421	423-490-3488	35.038913	-85.157513	Other - Southeast
Red Lobster		0476	2838 Wilma Rudolph Blvd.		Clarksville	TN	37040	931-645-9872	36.590376	-87.292841	Other - Southeast
Red Lobster		0731	1410 Interstate Drive		Cookeville	TN	38501	931-520-8422	36.137405	-85.512161	Other - Southeast
Red Lobster		0620	1718 Galleria Blvd		Franklin	TN	37067	615-771-7577	35.964494	-86.810277	Nashville
Red Lobster		0719	123 Stonebrook Place		Jackson	TN	38305	731-664-8655	35.68558	-88.856498	Other - Southeast
Red Lobster		0312	1909 N Roan Street		Johnson City	TN	37601	423-282-4099	36.337581	-82.37413	Other - Southeast
Red Lobster		0047	8040 Kingston Pike		Knoxville	TN	37919	865-693-4651	35.923975	-84.048593	Other - Southeast
Red Lobster		0253	305 Merchants Rd		Knoxville	TN	37912	865-689-2410	36.010055	-83.974893	Other - Southeast
Red Lobster		0045	1814 Gallatin Pike N		Madison	TN	37115	615-859-3434	36.299433	-86.697825	Nashville
Red Lobster		6341	7750 Winchester Road		Memphis	TN	38125	901-759-9045	35.049915	-89.804925	Memphis
Red Lobster		6216	8161 Highway 64		Memphis	TN	38133	901-387-0056	35.203966	-89.790301	Memphis
Red Lobster		6348	401 S Mount Juliet Rd	Suite 120	Mount Juliet	TN	37122	615-758-9910	36.167818	-86.512841	Nashville
Red Lobster		0604	1745 Old Fort Parkway		Murfreesboro	TN	37129	615-896-9499	35.845299	-86.419664	Nashville
Red Lobster		0702	359 S. Illinois Ave.		Oak Ridge	TN	37830	865-481-3330	36.006934	-84.254361	Other - Southeast
Red Lobster		6275	1600 Parkway		Sevierville	TN	37862	865-774-7077	35.834237	-83.57329	Other - Southeast
Red Lobster		0843	1913 N. Jackson Street		Tullahoma	TN	37388	931-393-4030	35.386	-86.234022	Other - Southeast
Red Lobster		0282	1280 S Clack		Abilene	TX	79605	325-695-1191	32.436434	-99.78785	Other - Southwest
Red Lobster		0168	3311 I-40 West		Amarillo	TX	79109	806-353-9596	35.190947	-101.87528	Other - Southwest
Red Lobster		0468	4233 S. Cooper Street		Arlington	TX	76015	817-472-5097	32.678135	-97.134377	Dallas-Fort Worth
Red Lobster		0314	3815 S. Lamar Blvd.		Austin	TX	78704	512-447-1824	30.23761	-97.789594	Austin
Red Lobster		0095	109 W. Anderson Lane		Austin	TX	78752	512-451-6406	30.34362	-97.706078	Austin
Red Lobster		0404	4717 Highway 10		Baytown	TX	77521	281-421-5656	29.804628	-94.98722	Houston
Red Lobster		0161	2820 IH-10 East		Beaumont	TX	77703	409-892-7821	30.096942	-94.132214	Other - Southwest
Red Lobster		0488	1075 Fm 802	West Oaks Mall	Brownsville	TX	78526	956-544-2614	25.949849	-97.503849	Other - Southwest
Red Lobster		6295	1175 N. Burleson Blvd		Burleson	TX	76028	817-295-7150	32.569221	-97.319836	Dallas-Fort Worth
Red Lobster		6336	1200 University Drive		College Station	TX	77840	979-260-3709	30.63598	-96.319741	Other - Southwest
Red Lobster		6372	2944 Interstate 45 N		Conroe	TX	77303	936-756-7391	30.34625	-95.48192	Houston
Red Lobster		0163	5825 South Padre Island Drive		Corpus Christi	TX	78412	361-991-2160	27.704874	-97.36597	Other - Southwest
Red Lobster		0884	10290 E. Technology Blvd.		Dallas	TX	75220	214-358-9818	32.862774	-96.896579	Dallas-Fort Worth
Red Lobster		0873	9069 Vantage Point Dr.		Dallas	TX	75243	972-889-8124	32.917084	-96.745767	Dallas-Fort Worth
Red Lobster		6349	2801 South I-35 East		Denton	TX	76210	940-382-6410	33.183313	-97.102283	Dallas-Fort Worth
Red Lobster		0691	603 N Cockrell Hill Road		Duncanville	TX	75116	972-780-8835	32.657945	-96.891944	Dallas-Fort Worth
Red Lobster		0887	800 Sunland Park Drive		El Paso	TX	79912	915-833-5753	31.81646	-106.54699	Other - Southwest
Red Lobster		6214	8401 Gateway Blvd. West		El Paso	TX	79925	915-781-2202	31.775424	-106.383453	Other - Southwest
Red Lobster		6337	1860 Joe Battle Blvd		El Paso	TX	79936	915-849-9844	31.757041	-106.266803	Other - Southwest
Red Lobster		0334	4805 S. Hulen Street		Fort Worth	TX	76132	817-292-7293	32.676643	-97.395458	Dallas-Fort Worth
Red Lobster		6245	3056 Preston Road		Frisco	TX	75034	972-731-5562	33.103323	-96.804832	Dallas-Fort Worth
Red Lobster		0732	7601 Wesley Street		Greenville	TX	75402	903-454-9691	33.093574	-96.109111	Dallas-Fort Worth
Red Lobster		0864	2760 S. Highway 6		Houston	TX	77082	281-597-9015	29.729803	-95.644993	Houston
Red Lobster		0841	13232 NW Freeway		Houston	TX	77040	713-462-6659	29.847504	-95.501333	Houston
Red Lobster		0840	302 Fm 1960 West		Houston	TX	77090	281-440-6028	30.020631	-95.433317	Houston
Red Lobster		6316	20414 US Highway 59 North		Humble	TX	77338	281-964-4400	30.011774	-95.263783	Houston
Red Lobster		0877	4205 W. Airport Freeway		Irving	TX	75062	972-659-0104	32.838441	-97.01012	Dallas-Fort Worth
Red Lobster		6256	25408 Bell Patna		Katy	TX	77494	281-644-6030	29.777535	-95.813618	Houston
Red Lobster		0538	1001 E Central Texas Expressway		Killeen	TX	76541	254-526-7335	31.095518	-97.731257	Other - Southwest
Red Lobster		0408	104 Highway 332		Lake Jackson	TX	77566	979-297-8580	29.047859	-95.456989	Other - Southwest
Red Lobster		6291	5315 San Dario Avenue		Laredo	TX	78041	956-791-5667	27.551829	-99.503023	Other - Southwest
Red Lobster		0882	2497 S Stemmons Freeway		Lewisville	TX	75067	972-315-6271	33.002977	-96.96694	Dallas-Fort Worth
Red Lobster		0315	3515 McCann Rd.		Longview	TX	75605	903-757-6939	32.540416	-94.754864	Other - Southwest
Red Lobster		0169	5034 50th Street	Bldg 500	Lubbock	TX	79414	806-792-4805	33.549453	-101.921063	Other - Southwest
Red Lobster		0876	1919 S. First Street		Lufkin	TX	75901	936-634-1155	31.310667	-94.726532	Other - Southwest
Red Lobster		6356	7617 N 10th Street		McAllen	TX	78504	956-682-6877	26.272383	-98.218706	Other - Southwest
Red Lobster		0329	701 Expressway 83		McAllen	TX	78503	956-687-7323	26.188323	-98.229587	Other - Southwest
Red Lobster		0416	3906 Towne Crossing Blvd		Mesquite	TX	75150	972-613-1444	32.818547	-96.630711	Dallas-Fort Worth
Red Lobster		0545	7800 Bedford-Euless Road		North Richland Hills	TX	76180	817-281-7540	32.833776	-97.211585	Dallas-Fort Worth
Red Lobster		0220	4536 E. University Blvd.		Odessa	TX	79762	432-367-8926	31.87885	-102.330045	Other - Southwest
Red Lobster		0198	4002 Spencer Highway		Pasadena	TX	77504	713-941-8147	29.664664	-95.183378	Houston
Red Lobster		6344	11104 Broadway Street		Pearland	TX	77584	713-340-0290	29.555016	-95.391696	Houston
Red Lobster		6308	3501 Central Expressway		Plano	TX	75023	972-881-4353	33.044478	-96.701789	Dallas-Fort Worth
Red Lobster		6242	2702 Paker Road	Bldg U	Round Rock	TX	78681	512-600-0145	30.480765	-97.682375	Austin
Red Lobster		0409	3909 Sunset Drive		San Angelo	TX	76904	325-942-6711	31.428124	-100.49565	Other - Southwest
Red Lobster		6310	5815 N. Loop 1604 West		San Antonio	TX	78249	210-694-5912	29.591658	-98.601678	San Antonio
Red Lobster		0386	1381 S.W. Loop 410		San Antonio	TX	78227	210-675-4550	29.420056	-98.650328	San Antonio
Red Lobster		6362	4550 NW Loop 410		San Antonio	TX	78229	210-731-8091	29.488993	-98.573873	San Antonio
Red Lobster		6240	17415 US 281 North	Bldg 2	San Antonio	TX	78232	210-404-9065	29.602515	-98.471366	San Antonio
Red Lobster		6363	7835 Interstate 35 S		San Antonio	TX	78224	210-921-0192	29.35063	-98.53587	San Antonio
Red Lobster		0137	8210 I-H 35 North		San Antonio	TX	78239	210-653-9522	29.512806	-98.396164	San Antonio
Red Lobster		0844	100 Ih 35 North		San Marcos	TX	78666	512-754-7844	29.868317	-97.938233	Austin
Red Lobster		6284	18446 Interstate 45 South		Shenandoah	TX	77384	936-271-2700	30.188233	-95.453878	Houston
Red Lobster		6332	3600 N. US Highway 75		Sherman	TX	75090	903-891-1830	33.677168	-96.610274	Other - Southwest
Red Lobster		6247	2323 Highway 6		Sugar Land	TX	77478	281-313-2525	29.597559	-95.618379	Houston
Red Lobster		6304	3002 Saint Michael Drive		Texarkana	TX	75503	903-223-5335	33.461284	-94.078564	Other - Southwest
Red Lobster		0343	1500 W Southwest, Loop 32		Tyler	TX	75701	903-561-7760	32.303015	-95.318003	Other - Southwest
Red Lobster		0406	7404 Zac Lentz Pkwy		Victoria	TX	77904	361-572-4051	28.864708	-96.995815	Other - Southwest
Red Lobster		0508	5925 West Waco Drive		Waco	TX	76710	254-741-1766	31.514095	-97.188074	Other - Southwest
Red Lobster		0356	888 W. Bay Area Blvd.		Webster	TX	77598	281-338-2518	29.543473	-95.137215	Houston
Red Lobster		0284	4401 Kemp Blvd.		Wichita Falls	TX	76308	940-691-2531	33.863573	-98.535343	Other - Southwest
Red Lobster		0674	979 N Hill Field Road		Layton	UT	84041	801-546-3522	41.074321	-111.974605	Salt Lake City
Red Lobster		0613	298 E Winchester Street		Murray	UT	84107	801-288-2940	40.632157	-111.882122	Salt Lake City
Red Lobster		6244	1261 S. 800 East		Orem	UT	84097	801-724-3500	40.273627	-111.675535	Salt Lake City
Red Lobster		0857	263 N Red Cliffs Drive		Salt George	UT	84790	435-656-2811	37.112329	-113.554446	Other - Southwest
Red Lobster		0589	2294 S 1300 E		Salt Lake City	UT	84106	801-483-1343	40.7205	-111.854071	Salt Lake City
Red Lobster		0235	555 S. Van Dorn Street		Alexandria	VA	22304	703-370-9422	38.805156	-77.134578	DC

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Red Lobster		6317	3167 Linden Drive		Bristol	VA	24202	276-669-9110	36.629083	-82.126335	Other - Southeast
Red Lobster		6361	1648 Rio Road E		Charlottesville	VA	22901	434-973-0315	38.080014	-78.473434	Charlottesville
Red Lobster		0599	4115 Chesapeake Square Blvd		Chesapeake	VA	23321	757-465-0627	36.825436	-76.410098	Other - Southeast
Red Lobster		0853	75 Peppers Ferry Road		Christiansburg	VA	24073	540-381-3760	37.163877	-80.425176	Other - Southeast
Red Lobster		0645	119 Temple Lake Drive		Colonial Heights	VA	23834	804-520-6820	37.25371	-77.385759	Richmond
Red Lobster		0839	370 Mall Drive		Danville	VA	24540	434-793-9641	36.596068	-79.421121	Other - Southeast
Red Lobster		0231	10325 Fairfax Blvd		Fairfax	VA	22030	703-691-1011	38.859884	-77.30093	DC
Red Lobster		0572	3109 Spotsylvania Mall Drive		Fredericksburg	VA	22407	540-786-1949	38.292771	-77.517694	DC
Red Lobster		0417	1046 W Mercury Blvd		Hampton	VA	23666	757-838-6062	37.043148	-76.383699	Other - Southeast
Red Lobster		0686	2121 E Market Street		Harrisonburg	VA	22801	540-564-2719	38.424682	-78.839786	Other - Southeast
Red Lobster		0372	3425 Candlers Mountains Rd		Lynchburg	VA	24502	434-847-0178	37.366078	-79.174295	Other - Southeast
Red Lobster		0647	7505 Broken Branch Lane		Manassas	VA	20109	703-335-2553	38.791624	-77.51493	DC
Red Lobster		6283	13236 Rittenhouse Drive		Midlothian	VA	23112	804-744-1607	37.41617	-77.640431	Richmond
Red Lobster		6279	12580 Jefferson Ave		Newport News	VA	23602	757-989-6423	37.13159	-76.513765	Other - Southeast
Red Lobster		0251	8009 West Broad Street		Richmond	VA	23294	804-747-9490	37.625104	-77.530844	Richmond
Red Lobster		6339	4415 S. Laburnum Ave		Richmond	VA	23231	804-226-1416	37.52974	-77.357885	Richmond
Red Lobster		0269	3529 Franklin Rd. SW		Roanoke	VA	24014	540-343-1549	37.237687	-79.968851	Other - Southeast
Red Lobster		0860	1477 Greenville Ave		Staunton	VA	24401	540-887-7582	38.122963	-79.065011	Charlottesville
Red Lobster		6255	21065 Dulles Town Center		Sterling	VA	20166	571-434-8815	39.028366	-77.424071	DC
Red Lobster		0153	709 Independence Blvd.	Suite 10	Virginia Beach	VA	23455	757-490-1671	36.863216	-76.132886	Other - Southeast
Red Lobster		0296	821 Lynnhaven Pkwy	Lynnhaven Mall	Virginia Beach	VA	23452	757-340-0420	36.812965	-76.069832	Other - Southeast
Red Lobster		0675	2100 Richmond Road		Williamsburg	VA	23185	757-221-8127	37.299739	-76.728454	Other - Southeast
Red Lobster		6321	2400 S. Pleasant Valley Rd		Winchester	VA	22601	540-722-9490	39.155331	-78.174407	Other - Southeast
Red Lobster		6231	2544 Prince William Parkway		Woodbridge	VA	22192	703-491-4337	38.652336	-77.288687	DC
Red Lobster		0448	2006 S. 320th Street		Federal Way	WA	98003	253-941-6162	47.315612	-122.307667	Seattle
Red Lobster		0700	203 Three Rivers Drive		Kelso	WA	98626	360-414-8118	46.143258	-122.899945	Other - West
Red Lobster		0640	1120 Columbia Center Blvd.		Kennewick	WA	99336	509-735-1190	46.222701	-119.222581	Other - West
Red Lobster		0481	4231 196th SW		Lynnwood	WA	98036	425-672-1137	47.821399	-122.291144	Seattle
Red Lobster		0799	4505 Martin Way East		Olympia	WA	98516	360-493-0393	47.048123	-122.825096	Seattle
Red Lobster		0649	3208 NW Randall Way		Silverdale	WA	98383	360-613-0105	47.66008	-122.693793	Seattle
Red Lobster		6352	4703 N Division Street		Spokane	WA	99207	509-489-2777	47.700981	-117.411767	Other - West
Red Lobster		0453	1929 S 72nd Street		Tacoma	WA	98408	253-474-1262	47.192218	-122.461048	Seattle
Red Lobster		0456	8219 NE Vancouver Mall Dr		Vancouver	WA	98662	360-896-1196	45.656485	-122.588275	Portland
Red Lobster		0597	905 North First Street		Yakima	WA	98901	509-575-3640	46.613854	-120.510962	Other - West
Red Lobster		0587	1200 N Casaloma Drive		Appleton	WI	54913	920-749-0644	44.272432	-88.475518	Other - Midwest
Red Lobster		0155	1251 Lombardi Access Road		Ashwaubenon	WI	54304	920-497-1505	44.506451	-88.073895	Other - Midwest
Red Lobster		0370	1019 W. Clairemont Ave.		Eau Claire	WI	54701	715-833-0184	44.792097	-91.514472	Other - Midwest
Red Lobster		0146	4645 South 76th Street		Greenfield	WI	53220	414-281-4030	42.960496	-88.009003	Other - Midwest
Red Lobster		0546	3333 State Road 16		La Crosse	WI	54601	608-781-0300	43.867184	-91.202706	Other - Midwest
Red Lobster		0377	4502 East Towne Blvd.		Madison	WI	53704	608-244-3530	43.128002	-89.307206	Other - Midwest
Red Lobster		6381	2800 S Green Bay Rd		Mount Pleasant	WI	53406	262-598-9184	42.698898	-87.854313	Other - Midwest
Red Lobster		0150	2801 North Mayfair Road		Wauwatosa	WI	53222	414-771-6320	43.06927	-88.048662	Other - Midwest
Red Lobster		6300	101 Cross Terrace Blvd		Charleston	WV	25309	304-746-0744	38.317486	-81.716881	Other - Middle Atlantic
Red Lobster		0411	200 10th Street		Huntington	WV	25701	304-529-4042	38.423478	-82.442105	Other - Middle Atlantic
Red Lobster		6338	1002 University Towne Center Dr.		Morgantown	WV	26501	304-598-2201	39.65536	-80.005415	Other - Middle Atlantic
Red Lobster		0716	3705 Murdock Avenue		Parkersburg	WV	26101	304-422-1852	39.297161	-81.547343	Other - Middle Atlantic
Red Lobster		6374	5010 East 2nd Street		Casper	WY	82609	307-266-0070	42.84822	-106.25809	Other - Midwest
Red Lobster		0639	1923 Dell Range Blvd.		Cheyenne	WY	82009	307-778-2724	41.159778	-104.794423	Other - Midwest
Eddie V's	Y	8510	15323 N Scottsdale Rd	# E1-160	Scottsdale	AZ	85254	480-730-4800	33.625566	-111.923711	Phoenix
Eddie V's	Y	8511	1270 Prospect St		La Jolla	CA	92037	858-459-5500	32.849238	-117.271026	San Diego
Eddie V's	Y	8514	789 West Harbor Drive	A-115	San Diego	CA	92101	619-615-0281	32.71065	-117.170162	San Diego
Eddie V's	Y	8513	7488 West Sand Lake Road		Orlando	FL	32819	407-355-3011	28.44937	-81.48363	Orlando
Eddie V's	Y	8512	4400 W Boy Scout Blvd		Tampa	FL	33607	813-877-7290	27.960308	-82.518219	Tampa-St. Petersburg
Eddie V's	Y	8515	521 N Rush St	Suite R01	Chicago	IL	60611	312-595-1114	41.89103	-87.62553	Chicago
Eddie V's	Y	8502	9400 B Arboretum Blvd		Austin	TX	78759	512-342-2642	30.389555	-97.753066	Austin
Eddie V's	Y	8501	301 East 5th Street		Austin	TX	78701	512-472-1860	30.266216	-97.740617	Austin
Eddie V's	Y	8508	4023 Oak Lawn Ave	Suite 110	Dallas	TX	75219	214-890-1500	32.818003	-96.802516	Dallas-Fort Worth
Eddie V's	Y	8506	3100 West 7th Street		Fort Worth	TX	76107	817-336-8000	32.751513	-97.362172	Dallas-Fort Worth
Eddie V's	Y	8507	12848 Queensbury Lane	Ste 200	Houston	TX	77024	832-200-2380	29.77898	-95.5609	Houston
Eddie V's	Y	8509	2800 Kirby Drive	Suite A 100	Houston	TX	77098	713-874-1800	29.740297	-95.419006	Houston
Seasons 52	Y	4525	245 Summit Blvd		Birmingham	AL	35243	205-968-5152	33.449391	-86.729122	Other - Southeast
Seasons 52	Y	4517	2502 E Camelback Rd		Phoenix	AZ	85016	602-840-5252	33.51044	-112.02676	Phoenix
Seasons 52	Y	4513	3333 Bristol St	Suite # 2802	Costa Mesa	CA	92626	714-437-5252	33.68998	-117.88752	Los Angeles
Seasons 52	Y	4528	10250 Santa Monica Blvd		Los Angeles	CA	90067	310-277-5252	34.05912	-118.42066	Los Angeles
Seasons 52	Y	4534	1689 Arden Way	Suite 1065	Sacramento	CA	95815	916-922-5252	38.601208	-121.427497	Sacramento
Seasons 52	Y	4529	4505 La Jolla Village Drive	Suite C-1	San Diego	CA	92122	858-450-1252	32.872219	-117.209627	San Diego
Seasons 52	Y	4541	789 W Harbor Dr	Suite #134	San Diego	CA	92101	619-702-0052	32.71065	-117.170162	San Diego
Seasons 52	Y	4524	1501 Ocean Ave		Santa Monica	CA	90401	310-451-1152	34.01269	-118.49611	Los Angeles
Seasons 52	Y	4544	8325 Park Meadows Center Drive		Lone Tree	CO	80124		39.56298	-104.872816	Denver
Seasons 52	Y	4503	463 E. Altamonte Drive		Altamonte Springs	FL	32701	407-767-1252	28.66444	-81.37657	Orlando
Seasons 52	Y	4504	2300 NW Executive Center Drive		Boca Raton	FL	33431	561-998-9952	26.369585	-80.124663	Ft. Lauderdale/Miami
Seasons 52	Y	4509	321 Miracle Mile		Coral Gables	FL	33134	305-442-8552	25.74963	-80.2614	Ft. Lauderdale/Miami
Seasons 52	Y	4502	2428 East Sunrise Blvd		Fort Lauderdale	FL	33304	954-537-1052	26.137377	-80.113034	Ft. Lauderdale/Miami
Seasons 52	Y	4520	5096 Big Island Dr		Jacksonville	FL	32246	904-645-5252	30.251875	-81.526072	Jacksonville
Seasons 52	Y	4519	8930 Tamiami Trail North		Naples	FL	34108	239-594-8852	26.251774	-81.800459	Fort Myers/Cape Coral/Naples
Seasons 52	Y	4501	7700 Sand Lake Road		Orlando	FL	32819	407-354-5212	28.44819	-81.48801	Orlando
Seasons 52	Y	4505	11611 Ellison Wilson Road		Palm Beach Gardens	FL	33408	561-625-5852	26.84519	-80.06564	West Palm Beach
Seasons 52	Y	4540	170 University Town Center Drive		Sarasota	FL	34243		27.386553	-82.454281	Tampa-St. Petersburg
Seasons 52	Y	4511	204 N Westshore Blvd		Tampa	FL	33609	813-286-1152	27.94636	-82.52483	Tampa-St. Petersburg
Seasons 52	Y	4506	3050 Peachtree Road NW		Atlanta	GA	30305	404-846-1552	33.838776	-84.380889	Atlanta
Seasons 52	Y	4507	90 Perimeter Center West		Dunwoody	GA	30346	770-671-0052	33.926461	-84.339813	Atlanta
Seasons 52	Y	4537	55 East Grand Ave	Suite G6	Chicago	IL	60611	312-832-1752	41.891535	-87.625573	Chicago
Seasons 52	Y	4522	3 Oakbrook Center		Oak Brook	IL	60523	630-571-4752	41.84969	-87.95546	Chicago
Seasons 52	Y	4512	1770 E. Higgins Rd.		Schaumburg	IL	60173	847-517-5252	42.038714	-88.036231	Chicago
Seasons 52	Y	4516	8650 Keystone Crossing		Indianapolis	IN	46240	317-846-5252	39.91295	-86.11193	Other - Midwest
Seasons 52	Y	4530	6 Wayside Road	Unit U	Burlington	MA	01803	781-272-5552	42.485729	-71.192437	Boston
Seasons 52	Y	4538	220 Boylston Street	Blgd. C117	Chestnut Hill	MA	02467	617-558-1152	42.319485	-71.176575	Boston
Seasons 52	Y	4543	Little Patuxent Parkway	The Mall In Columbia	Columbia	MD	21044		39.26188	-76.86328	Baltimore
Seasons 52	Y	4514	11414 Rockville Pike		North Bethesda	MD	20852	301-984-5252	39.042624	-77.111116	DC
Seasons 52	Y	4523	340 Ward Pkwy		Kansas City	MO	64112	816-531-0052	39.040866	-94.591465	Kansas City
Seasons 52	Y	4508	2000 Route 38	Suite 1145	Cherry Hill	NJ	08002	856-665-1052	39.940239	-75.026518	Philadelphia
Seasons 52	Y	4527	217 Lafayette Road		Edison	NJ	08837	732-632-1852	40.545867	-74.333115	New York
Seasons 52	Y	4532	3535 US Highway 1		Princeton	NJ	08540		40.313971	-74.661788	Trenton
Seasons 52	Y	4521	630 Old Country Rd	Suite Ll02	Garden City	NY	11530	516-248-5252	40.740276	-73.615189	New York
Seasons 52	Y	4535	3819 Edwards Road	Suite L	Cincinnati	OH	45209	513-631-5252	39.14896	-84.44366	Cincinnati
Seasons 52	Y	4510	160 N Gulph Road	Suite 101	King of Prussia	PA	19406	610-992-1152	40.085609	-75.394214	Philadelphia
Seasons 52	Y	4533	6085 Poplar Avenue		Memphis	TN	38119	901-682-9952	35.101277	-89.859778	Memphis
Seasons 52	Y	4526	8687 N Central Expressway	Suite # B307	Dallas	TX	75225	214-361-5252	32.866867	-96.773754	Dallas-Fort Worth
Seasons 52	Y	4542	842 W Sam Houston Parkwa	City Center Three	Houston	TX	77024	713-464-5252	29.78104	-95.56202	Houston
Seasons 52	Y	4531	4410 Westheimer Road		Houston	TX	77027	713-621-5452	29.741968	-95.452082	Houston
Seasons 52	Y	4518	7300 Lone Star Dr	Suite C100	Plano	TX	75024	972-312-8852	33.07847	-96.82268	Dallas-Fort Worth
Seasons 52	Y	4515	7863L Tysons Corner		McLean	VA	22102	703-288-3852	38.917372	-77.218971	DC
The Capital Grille	Y	8017	2502 E Camelback	Suite 199	Phoenix	AZ	85016	602-952-8900	33.510226	-112.027072	Phoenix
The Capital Grille	Y	8024	16489 North Scottsdale Rd	# E1-160	Scottsdale	AZ	85254	480-348-1700	33.637133	-111.924105	Phoenix
The Capital Grille	Y	8044	3333 Bristol St.	Suite 3802	Costa Mesa	CA	92626	714-432-1140	33.69004	-117.88753	Los Angeles
The Capital Grille	Y	8042	8614 Beverly Blvd	Suite 159	Los Angeles	CA	90048	310-358-0650	34.07612	-118.37902	Los Angeles
The Capital Grille	Y	8018	1450 Larimer Street		Denver	CO	80202	303-539-2500	39.747896	-104.998841	Denver
The Capital Grille	Y	8055	44 Front Street		Hartford	CT	06103	860-244-0075	41.76288	-72.67038	Hartford
The Capital Grille	Y	8033	230 Tresser Blvd	Suite H-001	Stamford	CT	06901	203-967-0000	41.051329	-73.537515	Fairfield County
The Capital Grille	Y	8003	601 Pennsylvania Ave NW	Wellington Design Center	Washington	DC	20004	202-737-6200	38.89311	-77.020168	DC
The Capital Grille	Y	8037	6000 West Glades Rd.		Boca Raton	FL	33431	561-368-1077	26.3663	-80.13281	Ft. Lauderdale/Miami
The Capital Grille	Y	8019	2430 E Sunrise Blvd		Fort Lauderdale	FL	33304	954-446-2000	26.13736	-80.11253	Ft. Lauderdale/Miami
The Capital Grille	Y	8029	5197 Big Island Drive		Jacksonville	FL	32246	904-997-9233	30.2526	-81.525537	Jacksonville
The Capital Grille	Y	8006	444 Brickell Ave		Miami	FL	33131	305-374-4500	25.769491	-80.19032	Ft. Lauderdale/Miami
The Capital Grille	Y	8034	9005 Mercato Drive		Naples	FL	34108	239-254-0640	26.25313	-81.80076	Fort Myers/Cape Coral/Naples
The Capital Grille	Y	8025	9101 International Drive	Suite 1000	Orlando	FL	32819	407-370-4392	28.43093	-81.470105	Orlando

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
The Capital Grille	Y	8054	Millenia Mall	4200 Conroy Rd. (#146a)	Orlando	FL	32839	407-351-2210	28.487175	-81.43264	Orlando
The Capital Grille	Y	8035	11365 Legacy Ave.	Bldg.-B	Palm Beach Gardens	FL	33410	561-630-4994	26.84422	-80.09071	West Palm Beach
The Capital Grille	Y	8022	2223 N Westshore Blvd	Suite B228	Tampa	FL	33607	813-830-9433	27.96593	-82.52117	Tampa-St. Petersburg
The Capital Grille	Y	8016	255 E. Paces Ferry Road		Atlanta	GA	30305	404-262-1162	33.838849	-84.379187	Atlanta
The Capital Grille	Y	8050	94 Perimeter Center West		Dunwoody	GA	30346	770-730-8447	33.926538	-84.340372	Atlanta
The Capital Grille	Y	8008	633 North St. Clair Street	Suite 100	Chicago	IL	60611	312-337-9400	41.893506	-87.622498	Chicago
The Capital Grille	Y	8026	87 Yorktown Center		Lombard	IL	60148	630-627-9800	41.836839	-88.00802	Chicago
The Capital Grille	Y	8036	5340 N River Road		Rosemont	IL	60018	847-671-8125	41.97486	-87.86304	Chicago
The Capital Grille	Y	8032	40 W. Washington Street		Indianapolis	IN	46204	317-423-8790	39.767328	-86.159186	Other - Midwest
The Capital Grille	Y	8047	900 Boylston Street	Hynes Convention Ctr	Boston	MA	02115	617-262-8900	42.347725	-71.085255	Boston
The Capital Grille	Y	8028	10 Wayside Rd		Burlington	MA	01803	781-505-4130	42.485775	-71.190995	Boston
The Capital Grille	Y	8004	250 Boylston Street	Bldg. C117	Chestnut Hill	MA	02467	617-928-1400	42.319232	-71.177795	Boston
The Capital Grille	Y	8023	500 East Pratt Street	Space 1320	Baltimore	MD	21202	443-703-4064	39.287094	-76.607842	Baltimore
The Capital Grille	Y	8041	5310 Western Ave	Suite A	Chevy Chase	MD	20815	301-718-7812	38.960469	-77.086288	DC
The Capital Grille	Y	8005	2800 West Big Beaver Rd		Troy	MI	48084	248-649-5300	42.562578	-83.18373	Detroit
The Capital Grille	Y	8010	801 Hennepin Ave	LaSalle Plaza	Minneapolis	MN	55402	612-692-9000	44.976952	-93.275887	Minneapolis
The Capital Grille	Y	8015	4740 Jefferson Street		Kansas City	MO	64112	816-531-8345	39.04106	-94.595135	Kansas City
The Capital Grille	Y	8011	201 N. Tryon Street		Charlotte	NC	28202	704-348-1400	35.228212	-80.841984	Charlotte
The Capital Grille	Y	8040	2000 Route 38	Suite #1152	Cherry Hill	NJ	08002	856-665-5252	39.94132	-75.02832	Philadelphia
The Capital Grille	Y	8045	1 Garden State Plaza		Paramus	NJ	07652	201-845-7040	40.918108	-74.074831	New York
The Capital Grille	Y	8020	3200 Las Vegas Blvd South	Space 3300	Las Vegas	NV	89109	702-932-6631	36.127719	-115.168607	Las Vegas
The Capital Grille	Y	8049	630 Old Country Road	Suite 1161 D	Garden City	NY	11530	516-746-1675	40.73935	-73.61502	New York
The Capital Grille	Y	8039	120 Broadway		New York	NY	10271	212-374-1811	40.707847	-74.010226	New York
The Capital Grille	Y	8038	120 W 51st Street		New York	NY	10020	212-246-0154	40.760861	-73.981057	New York
The Capital Grille	Y	8021	155 East 42nd Street		New York	NY	10017	212-953-2000	40.751164	-73.974862	New York
The Capital Grille	Y	8052	3821 Edwards Road		Cincinnati	OH	45209	513-351-0814	39.14869	-84.44298	Cincinnati
The Capital Grille	Y	8043	236 Mall Blvd		King of Prussia	PA	19406	610-265-1415	40.09115	-75.39225	Philadelphia
The Capital Grille	Y	8013	1338-46 Chestnut Street		Philadelphia	PA	19107	215-545-9588	39.95072	-75.1639	Philadelphia
The Capital Grille	Y	8031	301 Fifth Avenue		Pittsburgh	PA	15222	412-338-9100	40.440756	-80.000116	Pittsburgh
The Capital Grille	Y	8001	1 Union Station	Gps-56 Exchange Terrace	Providence	RI	02903	401-521-5600	41.825763	-71.413337	Providence
The Capital Grille	Y	8051	6065 Poplar Ave		Memphis	TN	38119	901-683-9291	35.10192	-89.86177	Memphis
The Capital Grille	Y	8012	500 Crescent Ct	Suite 135	Dallas	TX	75201	214-303-0500	32.794066	-96.804734	Dallas-Fort Worth
The Capital Grille	Y	8048	800 Main Street		Fort Worth	TX	76102	817-348-9200	32.75247	-97.32992	Dallas-Fort Worth
The Capital Grille	Y	8057	840 W Sam Houston Pkwy N	City Center Four-Suite 100	Houston	TX	77024	713-463-5051	29.7801	-95.56188	Houston
The Capital Grille	Y	8007	5365 Westheimer Rd		Houston	TX	77056	713-623-4600	29.739109	-95.469621	Houston
The Capital Grille	Y	8046	7300 Dallas Parkway	Suite C100	Plano	TX	75024	972-398-2221	33.07849	-96.823199	Dallas-Fort Worth
The Capital Grille	Y	8014	1861 International Drive		McLean	VA	22102	703-448-3900	38.915807	-77.225366	DC
The Capital Grille	Y	8030	1301 4th Ave	Suite118	Seattle	WA	98101	206-382-0900	47.608256	-122.335198	Seattle
The Capital Grille	Y	8027	310 W Wisconsin Ave	Suite 100	Milwaukee	WI	53203	414-223-0600	43.039046	-87.915879	Other - Midwest
Wildfish Seafood Grille	Y	8504	7135 East Camelback Rd	Suite 130	Scottsdale	AZ	85251	480-994-4040	33.501852	-111.927911	Phoenix
Wildfish Seafood Grille	Y	8503	1370 Bison Ave		Newport Beach	CA	92660	949-720-9925	33.638928	-117.860163	Los Angeles
Wildfish Seafood Grille	Y	8505	1834 N Loop 1604 W.		San Antonio	TX	78248	210-493-1600	29.607733	-98.520898	San Antonio
Yard House	Y	8315	9401 West Westgate Blvd	Bldg F	Glendale	AZ	85305	623-872-3900	33.533981	-112.261191	Phoenix
Yard House	Y	8310	21001 North Tatum Blvd	Suite 48-1550	Phoenix	AZ	85050	480-563-9273	33.67628	-111.971119	Phoenix
Yard House	Y	8312	7014 East Camelback Rd	Suite 612	Scottsdale	AZ	85251	480-675-9273	33.50324	-111.92962	Phoenix
Yard House	Y	8313	160 South Brea Blvd.	Space B-101	Brea	CA	92821	714-529-9273	33.918826	-117.898716	Los Angeles
Yard House	Y	8320	13881 Peyton Dr		Chino Hills	CA	91709	909-631-2200	34.001086	-117.732044	Inland Empire
Yard House	Y	8302	1875 Newport Blvd.	Space A-219	Costa Mesa	CA	92627	949-642-0090	33.64266	-117.91778	Los Angeles
Yard House	Y	8335	90 El Camino		Fresno	CA	93720	559-261-2165	36.84829	-119.78914	Other - West
Yard House	Y	8303	71 Fortune Dr.	El Camino Real	Irvine	CA	92618	949-753-9373	33.650323	-117.745121	Los Angeles
Yard House	Y	8301	401 Shoreline Village Dr		Long Beach	CA	90802	562-628-0455	33.761486	-118.190268	Los Angeles
Yard House	Y	8321	800 West Olympic Blvd	A-115	Los Angeles	CA	90015	213-745-9273	34.04512	-118.2657	Los Angeles
Yard House	Y	8350	13455 W. Maxella Ave	Ste 150-170	Marina Del Rey	CA	90292	310-822-7690	33.986769	-118.44157	Los Angeles
Yard House	Y	8317	849 Newport Center Dr		Newport Beach	CA	92660	949-640-9273	33.617003	-117.876263	Los Angeles
Yard House	Y	8342	9301 Tampa Ave	Suite 216	Northridge	CA	91324	818-721-0085	34.24073	-118.5563	Los Angeles
Yard House	Y	8349	501 Collection Blvd	Ste # 4130	Oxnard	CA	93036	805-981-8707	34.24023	-119.17578	Los Angeles
Yard House	Y	8332	1247 Rancho Vista Blvd	Suite 1230	Palmdale	CA	93551	661-274-9271	34.60568	-118.15196	Other - West
Yard House	Y	8307	330 East Colorado Blvd	Suite 230	Pasadena	CA	91101	626-577-9273	34.1456	-118.14364	Los Angeles
Yard House	Y	8309	12473 N. Main Street		Rancho Cucamonga	CA	91739	909-646-7116	34.111857	-117.533094	Inland Empire
Yard House	Y	8304	71800 Highway 111	Space B-101	Rancho Mirage	CA	92270	760-779-1415	33.739419	-116.408936	Inland Empire
Yard House	Y	8318	3775 Tyler Street		Riverside	CA	92503	951-688-9273	33.913059	-117.458145	Inland Empire
Yard House	Y	8331	1166 Roseville Parkway	Bldg E	Roseville	CA	95678	916-780-9273	38.76887	-121.270022	Sacramento
Yard House	Y	8305	1023 4th Ave.	Suite #134	San Diego	CA	92101	619-233-9273	32.715891	-117.160774	San Diego
Yard House	Y	8330	300 Santana Row	Suite 101	San Jose	CA	95128	408-241-9273	37.32309	-121.94763	The Bay Area
Yard House	Y	8322	40770 Winchester Rd	Suite 750-Bldg A	Temecula	CA	92591	951-296-3116	33.52417	-117.15357	Inland Empire
Yard House	Y	8329	1555 Court Place		Denver	CO	80202	303-572-9273	39.741905	-104.989125	Denver
Yard House	Y	8306	14500 West Colfax Ave	Suite 341	Lakewood	CO	80401	303-278-9273	39.732934	-105.155662	Denver
Yard House	Y	8339	8437 Park Meadows Center Dr		Lone Tree	CO	80124	303-790-7453	39.56169	-104.8784	Denver
Yard House	Y	8338	201 Plaza Real	Suite 1201	Boca Raton	FL	33432	561-417-6124	26.35301	-80.08564	Ft. Lauderdale/Miami
Yard House	Y	8323	320 San Lorenzo Ave.	Space 1320	Coral Gables	FL	33146	305-447-9273	25.73234	-80.25983	Ft. Lauderdale/Miami
Yard House	Y	8328	601 Silks Run	Suite 1490	Hallandale Beach	FL	33009	954-454-9950	25.97833	-80.13989	Ft. Lauderdale/Miami
Yard House	Y	8347	1681 Lenox Ave		Miami Beach	FL	33139	305-535-5660	25.79124	-80.13981	Ft. Lauderdale/Miami
Yard House	Y	8352	8317 International Dr		Orlando	FL	32819	407-351-8220	28.443595	-81.469939	Orlando
Yard House	Y	8311	11701 Lake Victoria Garden	#4106	Palm Beach Gardens	FL	33410	561-691-6901	26.847388	-80.093429	West Palm Beach
Yard House	Y	8337	261 19th Street NW	Suite 1100	Atlanta	GA	30363	404-815-8990	33.79363	-84.397397	Atlanta
Yard House	Y	8316	226 Lewers St, #l148		Honolulu	HI	96815	808-923-9273	21.279084	-157.831264	Other - West
Yard House	Y	8351	3693 E. Longwing Lane	Suite #140	Meridian	ID	83642	208-288-0990	43.619393	-116.350453	Other - West
Yard House	Y	8308	1880 Tower Dr.		Glenview	IL	60025	847-729-9273	42.088872	-87.824454	Chicago
Yard House	Y	8314	1863 Village West Parkway		Kansas City	KS	66111	913-788-4500	39.126744	-94.828246	Kansas City
Yard House	Y	8336	126 Brookline Avenue	Hynes Convention Ctr	Boston	MA	02215	617-236-4083	42.34537	-71.1003	Boston
Yard House	Y	8326	200 Legacy Place		Dedham	MA	02026	781-326-4644	42.23044	-71.1759	Boston
Yard House	Y	8348	340 Market Street	Building 300	Lynnfield	MA	01940	781-334-6400	42.5151	-71.03336	Boston
Yard House	Y	8341	4208 Six Forks Rd	Suite C110	Raleigh	NC	27609	919-881-2590	35.83689	-78.64028	Raleigh-Durham
Yard House	Y	8319	6593 Las Vegas Blvd S.	B-161	Las Vegas	NV	89119	702-734-9273	36.068585	-115.177918	Las Vegas
Yard House	Y	8327	11011 W. Charleston Blvd		Las Vegas	NV	89135	702-363-9273	36.15699	-115.33337	Las Vegas
Yard House	Y	8353	3545 Las Vegas Blvd S		Las Vegas	NV	89109	702-597-0434	36.11725	-115.17231	Las Vegas
Yard House	Y	8340	4374 Palisades Center Dr		West Nyack	NY	10994	845-348-1528	41.09664	-73.9548	New York
Yard House	Y	8333	237 Market Street		Yonkers	NY	10701	914-375-9273	40.963484	-73.855986	New York
Yard House	Y	8344	95 East Freedom Way		Cincinnati	OH	45202	513-381-4071	39.09686	-84.51047	Cincinnati
Yard House	Y	8345	888 SW Fifth Avenue		Portland	OR	97204		45.5182	-122.67681	Portland
Yard House	Y	8325	800 Sorella Court	Space 116	Houston	TX	77024	713-461-9273	29.77999	-95.56125	Houston
Yard House	Y	8324	15900 La Cantera Parkway	Bldg 23	San Antonio	TX	78256	210-691-0033	29.592878	-98.610673	San Antonio
Yard House	Y	8334	4549 Commerce Street	Suite 100	Virginia Beach	VA	23462	757-490-9273	36.841747	-76.13644	Other - Southeast
Yard House	Y	8343	1501 Fourth Ave	Suite118	Seattle	WA	98101	206-682-2087	47.61032	-122.33691	Seattle
Canada	Olive Garden	4345	333 36th Street NE	Northgate Village	Calgary	AB	T2A7R4	403-248-1020	51.053018	-113.982064	Canada*
Canada	Olive Garden	4343	4110 Gateway Blvd. NW		Edmonton	AB	T6J6S7	780-437-3434	53.47711962	-113.4920344	Canada*
Canada	Olive Garden	4342	10121 171st Street		Edmonton	AB	T5S1S6	780-484-0700	53.633404	-113.483701	Canada*
Canada	Olive Garden	4346	20080 Langley Bypass		Langley	BC	V3A9J7	604-514-3499	49.113233	-122.667114	Canada*
Canada	Olive Garden	4340	1544 Portage Avenue		Winnipeg	MB	R3G0W9	204-774-9725	49.880096	-97.201522	Canada*
Canada	Olive Garden	4344	51 Reenders Drive		Winnipeg	MB	R2C5E8	204-661-8129	49.903343	-97.068366	Canada*
Canada	Red Lobster	8167	890 Albert Street		Regina	SK	S4R2P5	306-522-2224	50.46475652	-104.61822	Canada*
Canada	Red Lobster	8170	2501 8th Street East		Saskatoon	SK	S7H0V4	306-373-8333	52.11495	-106.617986	Canada*
Canada	Red Lobster	8119	319 Bayfield Street		Barrie	ON	L4M3C2	705-728-2401	44.401048	-79.700115	Canada*
Canada	Red Lobster	8111	368 Queen Street E.		Brampton	ON	L6V1C3	905-459-6334	43.702507	-79.741881	Canada*
Canada	Red Lobster	8129	67 King George Road		Brantford	ON	N3R5K2	519-759-7121	43.165687	-80.275103	Canada*
Canada	Red Lobster	8103	2423 Fairview Street	Suite A	Burlington	ON	L7R2E4	905-637-3454	43.347158	-79.797868	Canada*
Canada	Red Lobster	8183	1790 The Queensway		Etobicoke	ON	M9C5H5	416-620-9990	43.614358	-79.557397	Canada*
Canada	Red Lobster	8135	410 Bath Road		Kingston	ON	K7M4X6	613-545-1058	44.236901	-76.557992	Canada*
Canada	Red Lobster	8118	1732 King Street East		Kitchener	ON	N2G2P1	519-743-1430	43.449553	-80.488446	Canada*
Canada	Red Lobster	8116	667 Wwellington Road South		London	ON	N6C4R4	519-668-0220	42.948944	-81.228088	Canada*
Canada	Red Lobster	8105	790 Burnhamthorpe Rd. W.		Mississauga	ON	L5C3X3	905-848-8477	43.576593	-79.654686	Canada*
Canada	Red Lobster	8126	6220 Lundy'S Lane		Niagara Falls	ON	L2G1T6	905-357-1303	43.089375	-79.097882	Canada*
Canada	Red Lobster	8114	311 King Street W.		Oshawa	ON	L1J2J8	905-434-1143	43.894888	-78.874994	Canada*
Canada	Red Lobster	8184	1595 Merivale Road		Ottawa	ON	K2G3J4	613-727-0035	45.35220192	-75.7338411	Canada*
Canada	Red Lobster	8124	1499 St. Laurent Blvd		Ottawa	ON	K1G0Z9	613-744-7560	45.413072	-75.630898	Canada*
Canada	Red Lobster	8134	870 Lansdowne Street W.		Peterborough	ON	K9J1Z7	705-876-1840	44.283443	-78.339746	Canada*

Banner	Brand	Restaurant ID	Address Line 1	Address Line 2	City	State	Zip	Phone	Latitude	Longitude	Market
Canada	Red Lobster	8104	3252 Sheppard Ave. East		Scarborough	ON	M1T3K3	416-491-2507	43.777237	-79.315002	Canada*
Canada	Red Lobster	8158	1600 Lasalle Blvd		Sudbury	ON	P3A1Z7	705-560-9825	46.522161	-80.937954	Canada*
Canada	Red Lobster	8115	7291 Yonge Street		Thornhill	ON	L3T2A9	905-731-3550	43.806055	-79.421984	Canada*
Canada	Red Lobster	8155	3200 Dufferin Street		Toronto	ON	M6A2T3	416-785-7930	43.718295	-79.455731	Canada*
Canada	Red Lobster	8176	20 Dundas Street West		Toronto	ON	M5G2C2	416-348-8938	43.656317	-79.381361	Canada*
Canada	Red Lobster	8101	6575 Tecumseh Rd. East		Windsor	ON	N8T1E7	519-948-7677	42.311039	-82.948409	Canada*
Canada	Red Lobster	8157	1540 Portage Ave		Winnipeg	MB	R3G0W9	204-783-9434	49.880169	-97.201096	Canada*
Canada	Red Lobster	8181	100-6100 MacLeod Trail S.W.		Calgary	AB	T2H0K5	403-252-8818	50.998479	-114.071179	Canada*
Canada	Red Lobster	8177	312 35th Street N.E.	Northgate Village	Calgary	AB	T2A6S7	403-248-8111	51.05329115	-113.9825877	Canada*
Canada	Red Lobster	8168	4111 Calgary Trail South		Edmonton	AB	T6J6S6	780-436-8510	53.47732697	-113.4956173	Canada*
Canada	Red Lobster	8166	10111 171st Street		Edmonton	AB	T5S1S6	780-484-0660	53.54172	-113.61608	Canada*